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INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)
☒	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-36302

Sundance Energy Australia Limited
(Exact name of Registrant as specified in its charter)

Australia
(Jurisdiction of incorporation or organization)

633 17th Street, Suite 1950
Denver, CO 80202
Tel: (303) 543-5700
(Address of principal executive offices)

Eric P. McCrady
Sundance Energy, Inc.
Chief Executive Officer
633 17th Street, Suite 1950
Denver, CO 80202
Tel: (303) 543-5700
Fax: (303) 543-5701
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

           Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

           Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of the close of the period covered by the annual report.

           548,714,663 Ordinary Shares at June 30, 2014

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☐ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes    ☒ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☒ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☐ No

i

EXPLANATORY NOTES

        Unless otherwise indicated or the context implies otherwise:

  •
  "we," "us," "our" or "Sundance" refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;

  •
  "SEC" refers to the Securities and Exchange Commission;

  •
  "shares" or "ordinary shares" refers to our ordinary shares; and

  •
  "Netherland Sewell" refers to Netherland, Sewell & Associates, Inc., our independent engineering firm, that provided the estimates of proved oil and natural gas reserves as of June 30, 2011 and 2012, December 31, 2012 and December 31, 2013.

        We have also provided definitions for certain oil and natural gas terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page A-1 of this registration statement.

        Effective July 1, 2011, our reporting and functional currency became the U.S. dollar. Solely for the convenience of the reader, this form contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. All references herein to "A$" are to Australian dollars. All references herein to "$" and "U.S. dollar" are to United States dollars. Except as otherwise stated, all monetary amounts in this registration statement are presented in United States dollars.

        Effective July 1, 2012, we changed our fiscal year end from June 30 to December 31. This change resulted in a six-month reporting period for our fiscal period ended December 31, 2012.

        The disclosures in this registration statement are based on the statutory financial information filed with the Australian Securities Exchange and the Australian Securities & Investments Commission. These registration statement disclosures can be reconciled to those Australian filings with information contained in this registration statement, however certain differences may exist as a result of the disclosure requirements under applicable U.S. and Australian rules. We do not believe that any of these differences are material.

FORWARD-LOOKING STATEMENTS

        Certain statements in this registration statement may constitute "forward-looking statements." Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this registration statement, the words "anticipate," "believe," "estimate," "project," "intend" and "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital, general economic and business conditions, environmental and other liability and other factors identified under Item 3.D. "Key Information—Risk Factors" of this registration statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this registration statement as anticipated, believed, estimated or expected. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this registration statement and will not be revised or updated to reflect events after the date of registration statement.

 IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may avail itself of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 ("Sarbanes Oxley Act") relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

        We will remain an emerging growth company until the earliest of the following:

  •
  the end of the first fiscal year in which the market value of our ordinary shares that are held by non affiliates is at least $700 million as of the end of the second quarter of such fiscal year;

  •
  the end of the first fiscal year in which we have total annual gross revenues of at least $1 billion; and

  •
  the date on which we have issued more than $1 billion in non convertible debt securities in any rolling three year period.

        Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided for by the JOBS Act.

 PART I

Item 1.    Identity of Directors, Senior Management and Advisers

A.    Directors and Senior Management

        Information about our directors and senior management is provided in Item 6.A. "Directors and Senior Management" and Item 6.C. "Board Practices" of this registration statement.

B.    Advisers

        Not applicable.

C.    Auditors

        Our auditor is Ernst & Young, whose business address is 680 George Street, Sydney, NSW 2000, Australia. Ernst & Young is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The consolidated financial statements and operational information provided throughout for the year ended December 31, 2013 includes amounts related to the DJ Basin. See "—Divestitures" and F-1—"Unaudited Pro Forma Condensed Consolidated Financial Statements" for further information on the planned divestiture and the impact thereof.

        The following tables set forth summary historical and pro forma financial data for the periods indicated.

        The consolidated statement of operations data for the year ended December 31, 2013, the six-month period ended December 31, 2012 and the fiscal years ended June 30, 2012 and 2011 are derived from the audited consolidated financial statements included in this registration statement. The consolidated balance sheet data as of December 31, 2013 and 2012 and June 30, 2012 and 2011 are derived from our audited consolidated financial statements included in this registration statement. The consolidated statement of operations and balance sheet data as of and for the six-month period ended December 31, 2011 are derived from the unaudited consolidated financial statements that are included in this registration statement. In our management's opinion, these financial statements include all adjustments necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods.

        Our financial statements have been prepared in U.S. dollars and in accordance with Australian Accounting Standards. Our financial statements comply with IFRS, as issued by the IASB.

        The summary unaudited pro forma statement of operations for the year ended December 31, 2013 is derived from the unaudited pro forma condensed consolidated financial statements included in this registration statement and gives effect to our acquisition of Texon Petroleum Limited ("Texon") and our disposition of interests in properties located in the South Antelope field, Phoenix prospect and remaining Denver-Julesburg Basin assets as if such transactions had occurred on January 1, 2013. The summary pro forma unaudited balance sheet data as of December 31, 2013 gives effect to our disposition of interests in properties located in the Denver-Julesburg Basin as if such transactions had occurred on January 1, 2013. As both the Texon acquisition and the Phoenix divestiture have been reflected in the our statement of financial position as of December 31, 2013, there is no impact to the summary pro forma unaudited balance sheet data as a result of those transactions. The summary unaudited pro forma financial information, while helpful in illustrating our financial characteristics using certain assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors that may result as a consequence of these pro forma transactions and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what our historical results would have been had the pro forma transactions occurred during these periods.

        You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this registration statement and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this form. Our historical results do not necessarily indicate our expected results for any future periods.

				Six-month period ended December 31,		Year ended June 30,
	Pro forma year ended December 31, 2013(1)	Year ended December 31,
(In $ '000s)		2013	2012	2012	2011	2012	2011
	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(audited)
Statement of Operations Data:
Revenues:
Oil sales	$59,507	$79,365	$33,743	$16,790	$11,012	$27,965	$16,706
Natural gas sales	4,256	5,980	2,029	934	727	1,822	1,470

Total oil and natural gas revenues	63,763	85,345	35,772	17,724	11,739	29,787	18,176
Lease operating and production tax expenses	12,915	18,383	7,653	4,082	2,784	6,355	2,858
Depreciation and amortization expense	32,503	36,225	12,869	6,116	4,358	11,111	6,509
General and administrative expense	15,964	15,297	9,357	5,810	3,316	6,863	5,338
Finance costs, net of interest income	(315)	(351)	707	578	(240)	(111)	(312)
Impairment of non-current assets	—	—	—	—	357	357	1,273
Exploration and evaluation expenditure	—	—	—	—	—	—	—
(Gain) / loss on sale of non-current assets	870	(7,335)	(124,872)	(122,327)	(459)	(3,004)	(10,940)
(Gain) / loss on commodity hedging	554	554	(1,118)	639	(188)	(1,945)	1,107
Realized currency loss	—	—	3	—	1	4	559
Other expense (income)	1,063	1,063	—	—	—	—	—
Income tax expense (benefit)	(1,100)	5,567	50,102	46,616	659	4,145	4,755

Profit attributable to owners of Sundance	$1,309	$15,942	$81,071	$76,210	$1,151	$6,012	$7,029
Other comprehensive income (expense)
Exchange differences arising on translation of foreign operations	(421)	(421)	(98)	(154)	(303)	(247)	384

Total comprehensive income attributable to owners of Sundance	$888	$15,521	$80,973	$76,056	$848	$5,765	$7,413

Basic and diluted earnings per share	$0.00	$0.03	$0.03	$0.27	$0.00	$0.02	$0.03
Basic weighted average number of ordinary shares outstanding	443,637,621	413,872,184	277,171,082	277,244,883	276,904,030	277,049,463	260,935,572
Other Supplementary Data:
Adjusted EBITDAX(2)	$36,207	$52,594	$20,694	$9,223	$5,622	$17,093	$9,993

(1)
The statement of operations of Armadillo Petroleum Limited (f/k/a Texon Petroleum Limited) for the period January 1 through March 7, 2013 reflects amounts in Australian dollars. The balances reflected in the pro forma statements have been converted to U.S. dollars at an average rate of 1.036 U.S. dollar per Australian dollar for the period January 1 through March 7, 2013.

(2)
Adjusted EBITDAX is a supplemental non-IFRS financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to our profit (loss) attributable to owners of Sundance, see "—Adjusted EBITDAX" below.

		December 31,			June 30,
	Pro forma December 31, 2013
(In $ '000s)		2013	2012(1)	2011	2012	2011
	(unaudited)	(audited)	(audited)	(unaudited)	(audited)	(audited)
Balance Sheet Data:
Cash and cash equivalents	$201,930	$96,871	$154,110	$11,701	$15,328	$25,244
Assets held for sale	11,484	11,484	—	—	—	—
Total current assets	246,200	141,141	175,424	19,336	30,691	31,173
Oil and natural gas properties:
Development and production assets	277,980	312,230	79,729	61,842	87,274	45,873
Exploration and evaluation expenditure	151,771	166,144	33,439	6,875	11,436	6,626
Total assets	681,496	625,060	291,435	88,825	130,316	84,080
Current liabilities	140,862	140,862	51,842	12,880	30,393	10,160
Credit facilities	29,141	29,141	29,570	—	14,655	—
Restoration provision	2,908	5,074	1,228	412	588	349
Deferred tax liabilities	125,126	102,711	56,979	7,263	10,476	6,104
Total non-current liabilities	157,206	136,957	87,777	7,675	25,719	6,453
Total liabilities	298,068	277,819	139,619	20,555	56,112	16,613
Net assets	383,428	347,241	151,816	68,270	74,204	67,467
Issued capital	237,008	237,008	58,694	57,978	57,978	57,831

(1)
Difference in amounts disclosed for total assets, credit facilities and total liabilities within the F-Pages are due to the netting of deferred financing fees of $0.3 million within credit facilities.

	Year ended December 31,		Six-month period ended December 31,		Year ended June 30,
(In $ '000s)	2013	2012	2012	2011	2012	2011
	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(audited)
Net Cash Flow Data:
Net cash provided by operating activities	$62,646	$19,123	$9,386	$2,095	$11,832	$8,908
Net cash (used in) provided by investing activities	(164,355)	93,355	114,571	(14,933)	(36,149)	(13,465)
Net cash provided by (used in) financing activities	44,455	29,661	14,846	(81)	14,734	18,869

Adjusted EBITDAX

        Adjusted EBITDAX is a supplemental non-IFRS financial measure that is used by our management and external users of our consolidated financial statements, such as investors, industry analysts and lenders.

        We define "Adjusted EBITDAX" as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.

        Our management believes Adjusted EBITDAX is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit attributable to owners of Sundance in arriving at Adjusted EBITDAX, because these amounts can vary substantially from company to company within our industry, depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with IFRS, as issued by the IASB, or as an indicator of our operating performance or liquidity.

        Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company's financial performance, such as cost of capital and tax structure, as well as the historic costs of depreciable assets. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDAX is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

        The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

				Six-month period ended December 31,		Year ended June 30,
	Pro forma Year ended December 31, 2013	Year ended December 31,
(In $ '000s)		2013	2012	2012	2011	2012	2011
	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(audited)
IFRS Profit (Loss) Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	$1,309	$15,942	$81,071	$76,210	$1,151	$6,012	$7,029
Income tax expense (benefit)	(1,100)	5,567	50,102	46,616	659	4,145	4,755
Finance costs, net of (interest received)	197	(232)	707	578	(240)	(111)	(312)
(Gain)/loss on commodity hedging	554	554	(1,118)	639	(188)	(1,945)	1,107
Settlement of commodity hedging	283	283	718	551	(464)	(297)	(643)
Depreciation and amortization expense	32,504	36,225	12,869	6,116	4,358	11,111	6,509
Impairment of non-current assets	—	—	—	—	357	357	1,273
Stock compensation, value of services	1,590	1,590	1,217	840	448	825	1,215
(Gain)/loss on sale of non-current assets	870	(7,335)	(124,872)	(122,327)	(459)	(3,004)	(10,940)

Adjusted EBITDAX	$36,207	$52,594	$20,694	$9,223	$5,622	$17,093	$9,993

Exchange Rate Information

        The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States. Any remittances of dividends or other payments by Sundance to persons in the United States are not and will not be subject to any exchange controls.

        While our financial statements are presented in U.S. dollars, Texon's financial statements for the years ended December 31, 2011 and 2012 (and which have been included elsewhere in this registration statement) have been prepared in Australian dollars. For purposes of the presentation of our pro forma financial data for the year ended December 31, 2013, which are based on such Texon financial statements, we have translated all Australian dollar amounts into U.S. dollar amounts at a rate of 1.036 U.S. dollars per Australian dollar.

        The table below sets forth for the periods identified the number of U.S. dollars per Australian dollar as published by the Reserve Bank of Australia as of July 8, 2014. We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

	At Period End	Average Rate	High	Low
Year ended December 31,
2011	1.0156	1.0320	1.1055	0.9500
2012	1.0384	1.0358	1.0816	0.9675
2013	0.8948	0.9679	1.0583	0.8836
Month ended
July 31, 2014 (through July 8, 2014)	0.9385	0.9400	0.9458	0.9356
June 30, 2014	0.9420	0.9368	0.9439	0.9260
May 31, 2014	0.9319	0.9309	0.9401	0.9235
April 30, 2014	0.9287	0.9314	0.9414	0.9219
March 31, 2014	0.9221	0.9071	0.9270	0.8912
February 28, 2014	0.8947	0.8966	0.9057	0.8755
January 31, 2014	0.8763	0.8865	0.9036	0.8716

(1)
For the fiscal years, determined by averaging the published rate on the last day of each full month during the fiscal year.

Recent Developments

Preliminary Unaudited Financial and Operational Information for the Three-Month Period Ended March 31, 2014

        Our independent auditors have not audited or reviewed either the selected 2014 or 2013 unaudited financial information set forth below and do not express an opinion or any other form of assurance with respect to this financial information. In connection with the completion of these activities, we may identify items that would require us to make adjustments to the financial information. As a result, our financial results could be different from those set forth below and those differences could be material.

        Certain estimated unaudited financial information as of and for the three-month period ended March 31, 2014 is set forth below. The estimates set forth below were prepared by our management and are based upon a number of assumptions. See "Forward-Looking Statements," Item 3.D. "Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business" and Item 5.A. "Operating Results—Critical Accounting Policies and Estimates."

OUR ACTUAL RESULTS MAY DIFFER FROM THESE EXPECTATIONS. ANY SUCH DIFFERENCES COULD BE MATERIAL.

	Three-months ended March 31,
	2014	2013
Net Sales Volumes:
Oil (Bbls)	278,291	85,831
Natural gas, excluding flare (MMcf)	352,593	115,965
NGL (Bbls)	51,584	5,288
Oil equivalent (MBoe)	388,641	110,447
Average daily volumes, excluding flare (Boe/d)	4,318	1,227
Revenue (in $ '000s):
Oil sales	$26,288	$7,993
Natural gas sales	1,895	490
NGL sales	1,966	202

Total oil and natural gas revenues	$30,149	$8,685
Average Sales Price:
Oil (per Bbl)	94.46	93.13
Natural gas (per Mcf)	5.37	4.23
NGL (per Bbl)	38.11	38.20
Adjusted EBITDAX (in $ '000s)	$20,720	$4,097

Acquisitions

        In May 2014, we entered into a Purchase and Sale Agreement for the acquisition of working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of $33 million and a commitment to drill four Eagle Ford wells. In addition, we have the option, at our sole discretion, to acquire the Seller's remaining working interests in Dimmit and Maverick Counties, Texas (including the Seller's interest in producing wells) for an additional $45 million (comprised of the Seller's choice of all cash or cash and ordinary shares, with certain restrictions).

        In April 2014, we acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acreage is adjacent to our current acreage in McMullen County, Texas.

Divestitures

        In May 2014, we entered into a Purchase and Sale Agreement to divest of our remaining Denver-Julesburg Basin assets. The sale price of $116 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells. The sale is expected to close before September 30, 2014.

Equity Financing

        In February 2014, we completed a private placement in which we sold 84.2 million ordinary shares at A$0.95 per share, resulting in net proceeds of approximately $68.4 million. The first tranche of 63.7 million shares was issued in March 2014 and the second tranche of 20.5 million shares was issued in April 2014.

Credit Facilities—Borrowing Base Redetermination

        Our credit arrangements currently consist of a five-year $300 million credit agreement with Wells Fargo Bank, N.A., as administrative agent providing for a senior secured revolving credit facility (the "Senior Credit Facility") and a five-year $100 million second lien credit agreement with Wells Fargo Energy Capital, Inc., as administrative agent (the "Junior Credit Facility" and together with the Senior Credit Facility, the "Credit Facilities").

        In May 2014, our borrowing capacity under our Credit Facilities increased from an aggregate of $63 million to $135 million. The increase in our borrowing capacity was driven by the significant uplift our proved oil and gas reserves as of December 31, 2013. As of December 31, 2013 we had $30 million of debt outstanding under our Credit Facilities, and subsequent to December 31, 2013 an additional $50 million was drawn-down under our Credit Facilities. In conjunction with the increase in our borrowing base, we have expanded the syndicate of banks under our Senior Credit Facility. Led by Wells Fargo, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.

B.    Capitalization and Indebtedness

        The following table sets forth our capitalization and cash and cash equivalents as of December 31, 2013:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to further give effect to (i) the sale and issuance of 84.2 million ordinary shares and the net proceeds of $68.4 million therefrom, after deducting commissions and broker fees and (ii) an additional $50.0 million drawn-down under our Credit Facilities subsequent to December 31, 2013.

	As of December 31, 2013
(In $ '000s)	Actual	As Adjusted
Cash and cash equivalents	$96,871	$215,296

Non-current liabilities
Credit facilities net of deferred financing fees(1)	29,141	79,141

Total debt	29,141	79,141

Equity
Issued capital	237,008	305,433
Share option reserve	5,635	5,635
Foreign currency translation	(1,516)	(1,516)
Retained earnings	106,114	106,114

Total equity	347,241	415,666

Total capitalization	$376,382	$494,807

(1)
As of December 31, 2013, we had approximately $15 million of indebtedness outstanding under our Senior Credit Facility and $15 million of indebtedness outstanding under our Junior Credit Facility.

C.    Reasons for Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Related to the Oil and Natural Gas Industry and Our Business

Our future revenues are dependent on our ability to successfully replace our proved producing reserves.

        Our business strategy is to generate profit through the acquisition, exploration, development and production of oil and natural gas reserves. Future success therefore depends on our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Further to this, our proved reserves generally decline when produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves or both. We may not be able to find, develop or acquire additional reserves on an economically viable basis. Furthermore, if oil and natural gas prices increase, the cost of finding, developing or acquiring additional reserves could also increase.

        Exploration and development activities involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and operating wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  •
  lack of prospective acreage available on acceptable terms;

  •
  unexpected or adverse drilling conditions;

  •
  elevated pressure or irregularities in geologic formations;

  •
  equipment failures or accidents;

  •
  adverse weather conditions;

  •
  title problems;

  •
  limited availability of financing upon acceptable terms;

  •
  reductions in oil and natural gas prices;

  •
  compliance with governmental requirements; and

  •
  shortages or delays in the availability of drilling rigs, equipment and personnel.

        Even if our drilling efforts are successful, our wells, once completed, may not produce reserves of oil or natural gas that are economically viable or that meet our prior estimates of economically recoverable reserves. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial position by reducing our available cash and liquidity. In addition, the potential for production decline rates for our wells could be greater than we expect. Because of the risks and uncertainties inherent to our businesses, our future drilling results may not be comparable to our historical results described elsewhere in this registration statement.

A decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

        The price we receive for our oil and natural gas heavily affects our revenue, profitability, access to capital and future growth prospects. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile, and the prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include:

  •
  worldwide and regional economic and political conditions impacting the global supply and demand for oil and natural gas;

  •
  the price and quantity of imports of foreign oil and natural gas;

  •
  the level of global oil and natural gas exploration and production;

  •
  the level of global oil and natural gas inventories;

  •
  localized supply and demand fundamentals and transportation availability;

  •
  weather conditions and natural disasters;

  •
  domestic and foreign governmental regulations;

  •
  speculation as to the future price of oil and natural gas and the speculative trading of oil and natural gas futures contracts;

  •
  price and availability of competitors' supplies of oil and natural gas;

  •
  the actions of the Organization of Petroleum Exporting Countries ("OPEC");

  •
  technological advances affecting energy consumption; and

  •
  the price and availability of alternative fuels.

        Further, oil and natural gas prices do not necessarily fluctuate in direct relationship to each other. Because approximately 62% of our estimated proved reserves as of December 31, 2013 was attributed to oil, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue for the foreseeable future.

        Substantially all of our oil production is sold to purchasers under short-term (less than 12 months) contracts at market-based prices. Lower oil and natural gas prices will reduce our cash flows, our borrowing capacity and the present value of our reserves. Lower commodity prices may also reduce the amount of oil and natural gas that we can economically produce and may adversely affect our proved reserves.

        As of December 31, 2013, we have commodity price hedging agreements on approximately 29% of our expected Boe production for 2014. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil and natural gas that could materially and adversely affect our business and results of operations.

Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

        The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, exploitation, production and acquisition of oil and natural gas reserves. Our capital expenditures are estimated at approximately $318 to $342 million for 2014, substantially all of which has been allocated for the development of our oil and natural gas properties. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. We intend to finance our future capital expenditures primarily through our cash flows from operations and borrowings under our credit facilities. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

        Our cash flows from operations and access to capital are subject to a number of variables, including:

  •
  our proved reserves;

  •
  the volume of oil and natural gas we are able to produce and sell from existing productive wells;

  •
  the prices at which our oil and natural gas are sold;

  •
  our ability to acquire, locate and produce new reserves; and

  •
  the ability of our banks to provide us with credit or additional borrowing capacity.

        If our revenues or the amounts we can borrow under our credit facilities decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on favorable terms or at all. If cash generated by operations or cash available under our credit facilities is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a decline in our oil and natural gas reserves and production levels, and could adversely affect our business, financial condition and results of operations.

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

        The oil and natural gas business involves operating hazards such as:

  •
  well blowouts;

  •
  mechanical failures;

  •
  explosions;

  •
  pipe or cement failures and casing collapses, which could release natural gas, oil, drilling fluids or hydraulic fracturing fluids;

  •
  uncontrollable flows of oil, natural gas or well fluids;

  •
  fires;

  •
  geologic formations with abnormal pressures;

  •
  handling and disposal of materials, including drilling fluids and hydraulic fracturing fluids;

  •
  pipeline ruptures or spills;

  •
  releases of toxic gases; and

  •
  other environmental hazards and risks.

        Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

        We maintain insurance against losses and liabilities in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance against all operational risks is not available to us. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented.

        In addition, losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. We cannot insure fully against pollution and environmental risks. We cannot assure investors that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that any particular types of coverage will be available. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Our planned exploratory drilling involves drilling in existing or emerging shale plays using the latest available horizontal drilling and completion techniques, which are subject to risks. As a result, drilling results may not meet our expectations for reserves or production.

        Our operations involve utilizing the latest drilling and completion techniques as developed by us and our service providers in order to maximize cumulative recoveries and therefore generate the highest possible returns. Risks that we face while drilling include, but are not limited to:

  •
  landing our well bore in the desired formation;

  •
  staying in the desired formation while drilling horizontally through the formation;

  •
  running our casing the entire length of the well bore; and

  •
  being able to run tools and other equipment consistently through the well bore.

Risks that we face while completing our wells include, but are not limited to:

  •
  being able to fracture stimulate the planned number of stages;

  •
  being able to run tools the entire length of the well bore during completion operations; and

  •
  successfully cleaning out the well bore after completion of the final fracture stimulation stage.

        The results of our drilling in new or emerging formations, such as the Mississippian/Woodford, are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and, consequently, we are less able to predict future drilling results in these areas.

        Ultimately, the success of these drilling and completion techniques can only be evaluated as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and limited takeaway capacity or otherwise and/or oil and natural gas prices decline, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

Our identified drilling locations are scheduled to be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

        Our final determination of whether to drill any scheduled or budgeted wells will be dependent on a number of factors, including:

  •
  the results of our exploration efforts;

  •
  review and analysis of geologic and engineering data;

  •
  the availability of sufficient capital resources to us and the other participants for drilling and completing of the prospects;

  •
  the approval of the prospects by other participants once additional data has been compiled;

  •
  economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability and prices of drilling rigs and personnel; and

  •
  the ability to maintain, extend or renew leases and permits on reasonable terms for the prospects.

        Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital plan may be based on results of drilling activities in other areas that we believe are geologically similar to a prospect rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from results in other areas. In addition, our drilling schedule may vary from our expectations because of future uncertainties. In addition, our ability to produce oil and natural gas may be significantly affected by the availability and prices of hydraulic fracturing equipment and personnel.

Certain of our undeveloped leasehold acreage is subject to leases expiring over the next several years unless production is established on units containing the acreage.

        Certain of our undeveloped leasehold acreage is subject to leases that will expire unless production is established. For these properties, if production in commercial quantities has not been established on the leased property or units that include the leased property containing these leases, our leases will expire and we will lose our right to develop the related properties. As of December 31, 2013, 48,240 net acres of our total acreage position was not held by production. For the acreage underlying such properties, if production in paying quantities is not established on units containing these leases, approximately 9,437 net acres will expire in 2014, approximately 20,135 net acres will expire in 2015 and approximately 18,668 net acres will expire thereafter.

        Our drilling plans for these areas are subject to change based upon various factors, many of which are beyond our control, including:

  •
  drilling results;

  •
  oil and natural gas prices;

  •
  the availability and cost of capital;

  •
  drilling and production costs;

  •
  the availability of drilling services and equipment;

  •
  gathering system and pipeline transportation constraints; and

  •
  regulatory approvals.

        As a non-operating leaseholder in certain of our properties, we have less control over the timing of drilling and there is a higher risk of lease expirations occurring where we are not the operator. For certain properties in which we are a non-operating leaseholder, we have the right to propose the drilling of wells pursuant to a joint operating agreement. Those properties that are not subject to a joint operating agreement are located in states where state law grants us the right to force pooling.

We have limited control over activities in properties we do not operate, which could reduce our production and revenues.

        We utilize joint operating agreements in some of our properties where we have less than 100% working interest. Other companies may be operators under these joint operating agreements and, as a minority working interest owner, we will be dependent to a degree on the efficient and effective management of the operators. The objectives and strategy of those operators may not always be consistent with our objectives and strategy. As a result, we have limited ability to exercise influence over, and control the risks associated with, operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator's breach of the applicable agreements or an operator's failure to act in ways that are in our best interests could reduce our production and revenues or could create liability for the operator's failure to properly maintain the well and facilities and to adhere to applicable safety and environmental standards. With respect to properties that we do not operate:

  •
  the operator could refuse to initiate exploration or development projects;

  •
  if we proceed with any of those projects the operator has refused to initiate, we may not receive any funding from the operator with respect to that project;

  •
  the operator may initiate exploration or development projects on a different schedule than we would prefer;

  •
  the operator may propose greater capital expenditures than we wish, including expenditures to drill more wells or build more facilities on a project than we have funds available, which may cause us to not fully participate in those projects or participate in a substantial amount of the revenues from those projects; and

  •
  the operator may not have sufficient expertise or financial resources to develop such projects.

        Any of these events could significantly and adversely affect our anticipated exploration and development activities. Under our joint operating agreements, we will be required to pay our percentage interest share of all costs and liabilities incurred by the operator on behalf of the working interest owners in connection with joint venture activities. In common with other working interest owners, if we fail to pay our share of any costs and liabilities, we may be deemed to have elected non-participation with respect to operations affected and may be subject to loss of interest through foreclosure of operator liens invoked by participating working interest owners and subject us to non-consent penalties.

Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate and any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present value of our reserves.

        There are uncertainties inherent in estimating oil and natural gas reserves and their estimated value, including many factors beyond our control. The reserve data in this registration statement represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based on assumptions that may vary considerably from actual results. Reservoir engineering also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Accordingly, actual production, oil and natural gas prices, revenue, taxes, operating expenses, expenditures and quantities of recoverable oil and natural gas reserves will likely vary, possibly materially, from estimates. Any significant variance in our estimates or the accuracy of our assumptions could materially affect the estimated quantities and present value of reserves shown in this registration statement.

        As of December 31, 2013, approximately 66% of our total proved reserves were proved undeveloped.

SEC rules could limit our ability to book additional PUDs in the future.

        SEC rules require that, subject to limited exceptions, our PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement limits our ability to book additional PUDs as we pursue our drilling program. Moreover, we may be required to write down our PUDs if we do not drill those wells within the required five-year time frame.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

        The discounted future net cash flows in this registration statement are not necessarily the same as the current market value of our estimated oil and natural gas reserves. As required by the current requirements for oil and natural gas reserve estimation and disclosures, the estimated discounted future net cash flows from proved reserves are based on the average of the sales price on the first day of each month in the applicable year, with costs determined as of the date of the estimate. Actual future net cash flows also will be affected by various factors, including:

  •
  the actual prices we receive for oil and natural gas;

  •
  our actual operating costs in producing oil and natural gas;

  •
  the amount and timing of actual production;

  •
  supply and demand for oil and natural gas;

  •
  increases or decreases in consumption of oil and natural gas; and

  •
  changes in governmental regulations or taxation.

        In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Our derivative activities could result in financial losses or could reduce our income.

        Because oil and natural gas prices are subject to volatility, we may periodically enter into price-risk-management transactions such as fixed-rate swaps, costless collars, puts, calls and basis differential swaps to reduce our exposure to price declines associated with a portion of our oil and natural gas production and thereby achieve a more predictable cash flow. The use of these arrangements limits our ability to benefit from increases in the prices of oil and natural gas. Our derivative arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in oil and natural gas prices.

        These arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of oil and natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, the counterparties under our derivatives contracts may fail to fulfill their contractual obligations to us.

If oil and natural gas prices decrease, we may be required to write-down the carrying values of our oil and natural gas properties.

        We review our proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred.

Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties, which may result in a decrease in the amount we can borrow under our credit facilities. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our ability to borrow under our credit facilities and adversely impact our results of operations for the periods in which such charges are taken.

Our inability to market our oil and natural gas could adversely affect our business.

        Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and gathering facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on favorable terms could adversely impact our business and results of operations.

        Our productive properties may be located in areas with limited or no access to pipelines, thereby requiring compression facilities or delivery by other means, such as trucking and train. Such restrictions on our ability to sell our oil or natural gas may have several adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended period of time, possibly causing us to lose a lease due to the lack of commercially established production.

        We generally deliver our oil and natural gas production through gathering systems and pipelines that we do not own under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our oil and natural gas production may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system or for other reasons as dictated by the particular agreements. Due to the lack of available pipeline capacity in certain regions in which we operate, we have entered into firm transportation agreements for a portion of our production in order to secure guaranteed capacity on major pipelines. We may also enter into firm transportation arrangements for additional production in the future. Because we are obligated to pay fees on minimum volumes to our service providers under these agreements regardless of actual volume throughput, these firm transportation agreements may be significantly more costly than interruptible or short-term transportation agreements, which could adversely affect our business and results of operations.

        A portion of our oil and natural gas production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, or field personnel issues or strikes. We may also voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted or curtailed, it could adversely affect our business and results of operations.

Borrowings under our Senior Credit Facility are limited by our borrowing base, which is subject to periodic redetermination.

        Our Senior Credit Facility is a revolving line of credit that had a borrowing base of $48 million as of December 31, 2013. In May 2014, the borrowing base under our Senior Credit Facility was increased to $100 million. Our Senior Credit Facility has a five-year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio compliance requirements. Substantially all of our assets have been pledged as collateral.

        The borrowing base under our Senior Credit Facility is redetermined at least semi-annually, but no more than quarterly. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. In addition, our lenders have substantial flexibility to reduce our borrowing base due to subjective factors. Upon a redetermination, we could be required to repay a portion of the debt owed under our Senior Credit Facility to the extent our outstanding borrowings at such time exceeds the redetermined borrowing base. We may not have sufficient funds to make such repayments, which could result in a default under the terms of our Senior Credit Facility and an acceleration of the loans outstanding under our credit facilities. Failure to timely pay these debt obligations when due could cause us to lose our assets through mortgage foreclosure, which would materially and adversely affect our business, results of operations and financial condition.

Our credit facilities have substantial restrictions and financial covenants that restrict our business and financing activities.

        The operating and financial restrictions and covenants in our credit facilities restrict our ability to finance future operations or capital needs and to engage, expand or pursue our business activities. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial condition and events or circumstances beyond our control. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, our indebtedness may become immediately due and payable, the interest rates under our credit agreements may increase and the lenders' commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, and our lenders could foreclose upon critical assets, which could materially and adversely affect our business, results of operations and financial condition. For a description of our credit facilities, please see Item 5.B. "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities."

Our level of indebtedness may increase, reducing our financial flexibility.

        We intend to fund our capital expenditures through a combination of cash flow from operations, borrowings under our credit facilities and, if necessary, debt or equity financings. Our ability to make the necessary capital investment to maintain or expand our asset base and develop oil and natural gas reserves will be impaired if cash flow from operations is reduced and external sources of capital become limited or unavailable. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:

  •
  a portion of our cash flow from operations would be used to pay interest on borrowings;

  •
  the covenants contained in our credit facilities limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in general business and economic conditions;

  •
  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

  •
  a leveraged financial position would make us more vulnerable to economic downturns and decreases in commodity prices and could limit our ability to withstand competitive pressures; and

  •
  a debt that we incur under our credit facilities will be at variable rates, which could make us vulnerable to an increase in interest rates.

Increased costs of capital could adversely affect our business.

        Our business and operating results can be adversely affected by factors such as the availability, terms and cost of capital and increases in interest rates. Changes in any one or more of these factors could cause our cost of doing business to increase, limit our access to capital, limit our ability to pursue acquisition opportunities, reduce our cash flows available for drilling and place us at a competitive disadvantage. Disruptions in the global financial markets may lead to an increase in interest rates or a contraction in credit availability, which would impact our ability to finance our operations. We will require continued access to capital for the foreseeable future. A significant reduction in the availability of credit could materially and adversely affect our business, results of operations and financial condition.

Competition in the oil and natural gas industry is intense and many of our competitors have resources that are greater than ours.

        The oil and natural gas industry is highly competitive. Public integrated and independent oil and gas companies, private equity backed and private operators are all active bidders for desirable oil and natural gas properties as well as the equipment and personnel required to operate those properties. Many of these companies have substantially greater financial resources, staff and facilities than we do. There is a risk that increased industry competition will adversely impact our ability to purchase assets or secure services at prices that will allow us to generate sufficient returns on investment in the future.

The loss of any of our key personnel could adversely affect our business, financial condition, the results of operations and future growth.

        We are reliant on a number of key members of our executive management team. Loss of such personnel may have an adverse effect on our performance. We currently have an employment agreement with our chief executive officer and managing director, however we have not entered into agreements with any of the other members of our executive management team. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. Our ability to manage our growth will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

        Our growth historically has been achieved through the acquisition of leaseholds and the expansion of our drilling programs. Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

  •
  our ability to obtain leases or options on properties;

  •
  our ability to identify and acquire new exploratory prospects;

  •
  our ability to develop existing prospects;

  •
  our ability to continue to retain and attract skilled personnel;

  •
  our ability to maintain or enter into new relationships with project partners and independent contractors;

  •
  the results of our drilling programs;

  •
  commodity prices; and

  •
  our access to capital.

        We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

We may incur losses as a result of title deficiencies.

        We may lose title to, or interests in, our leases and other properties if the conditions to which those interests are subject are not satisfied or if insufficient funds are available to meet the commitments.

        The existence of title differences with respect to our oil and natural gas properties could reduce their value or render such properties worthless, which would have a material adverse effect on our business and financial results. We do not obtain title insurance and have not necessarily obtained drilling title opinions on all of our oil and natural gas properties. As is customary in the industry in which we operate, we generally rely upon the judgment of oil and natural gas lease brokers or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest and before drilling a well on a leased tract, and we generally make title investigations and receive title opinions of local counsel before we commence drilling operations. In some cases, we perform curative work to correct deficiencies in the marketability or adequacy of the title assigned to us. In cases involving more serious title problems, the amount paid for affected oil and natural gas leases can be lost, and the target area can become undrillable. While we undertake to cure all title deficiencies prior to drilling, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease, our investment in the well and the right to produce all or a portion of the minerals under the property. A significant portion of our acreage is undeveloped leasehold, which has a greater risk of title defects than developed acreage.

Our operations are subject to health, safety and environmental laws and regulations that may expose us to significant costs and liabilities.

        The conduct of exploration for, and production of, hydrocarbons may expose our staff to potentially dangerous working environments. Occupational health and safety legislation and regulations differ in each jurisdiction. If any of our employees suffer injury or death, compensation payments or fines may have to be paid, and such circumstances could result in the loss of a license or permit required to carry on the business, or other legislative sanction, all of which have the potential to materially and adversely affect our business, results of operations and financial condition.

        There is an inherent risk of incurring significant environmental costs and liabilities in the performance of our operations, some of which may be material, due to our handling of petroleum hydrocarbons and wastes, our emissions to air and water, the underground injection or other disposal of our wastes and historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we may be liable, regardless of whether we were at fault, for the full cost of removing or remediating contamination, even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws. In addition, accidental spills or releases on our properties may expose us to significant liabilities that could have a material adverse effect on our financial condition and results of operations. Aside from government agencies, the owners of properties where our wells are located, the operators of facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal and other private parties may be able to sue us to enforce compliance with environmental laws and regulations, as well as collect penalties for violations or obtain damages for any related personal injury or property damage. Some sites we operate are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, emission, waste management or cleanup requirements could require us to make significant expenditures to attain and maintain compliance or may otherwise materially and adversely affect our business, results of operations and financial condition. We may not be able to recover some or any of these costs from insurance.

        In addition, our operations and financial performance may be adversely affected by governmental action, including delay, inaction, policy change or the introduction of new, or amendment of or changes in interpretation of existing legislation or regulations, particularly in relation to foreign ownership, access to infrastructure, environmental regulation (including in respect of carbon emissions and management), royalties and production and exploration licensing.

Hydraulic fracturing, which is the process used for releasing hydrocarbons from shale rock, has recently come under increased scrutiny and could be the subject of further regulation that could impact the timing and cost of development.

        Hydraulic fracturing is an important and commonly used process in the completion of unconventional oil and natural gas wells. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into deep rock formations to stimulate oil or natural gas production. Currently, hydraulic fracturing is primarily regulated in the United States at the state level, which generally focuses on regulation of well design, pressure testing and other operating practices. However, some states and local jurisdictions across the United States, including states in which we operate, have begun adopting more restrictive regulation, including measures such as:

  •
  required disclosure of chemicals used during the hydraulic fracturing process;

  •
  restrictions on wastewater disposal activities;

  •
  required baseline and post-drilling sampling of water supplies in close proximity to hydraulic fracturing operations;

  •
  new municipal or state land use regulations, such as changes in setback requirements, which may restrict drilling locations or related activities;

  •
  financial assurance requirements, such as the posting of bonds, to secure site restoration obligations; and

  •
  local moratoria or even bans on oil and natural gas development utilizing hydraulic fracturing in some communities.

        At the U.S. federal level, hydraulic fracturing that does not involve the use of diesel fuels is exempt from regulation under the Safe Drinking Water Act ("SDWA"). However, the United States Congress ("Congress") has considered and likely will continue to consider eliminating this regulatory exemption, which could subject hydraulic fracturing activities to regulation and permitting by the Environmental Protection Agency ("EPA") under the SDWA. Congressional action will be informed by a study commenced in 2011 by the EPA on the impacts of hydraulic fracturing on drinking water resources, with final results anticipated in 2016. Despite the existing exemption, the EPA has begun utilizing other legal authorities in various ways to regulate portions of the hydraulic fracturing process, exemplified by its issuance of regulations under the Clean Air Act limiting emission of pollutants during the hydraulic fracturing process, as well as its plans to initiate a proposed rulemaking under the Toxic Substances Control Act to obtain data on chemical substances and mixtures used in hydraulic fracturing. In addition, the United States Department of the Interior has recently proposed comprehensive regulations governing the use of hydraulic fracturing on federally managed lands.

        These efforts by Congress, federal regulators, states and local governments could result in additional costs, delay and operational uncertainty that could limit, preclude or add costs to use of hydraulic fracturing in our drilling operations.

Our ability to produce oil and natural gas economically and in commercial quantities could be impaired if we are unable to acquire adequate supplies of water for our drilling operations or are unable to dispose of or recycle the water we use economically and in an environmentally safe manner.

        Drilling activities require the use of water. For example, the hydraulic fracturing process that we employ to produce commercial quantities of oil and natural gas from many reservoirs, including the Eagle Ford, requires the use and disposal of significant quantities of water. In certain areas, there may be insufficient local aquifer capacity to provide a source of water for drilling activities. Water must be obtained from other sources and transported to the drilling site.

        Our inability to secure sufficient amounts of water, or to dispose of or recycle the water used in our operations, could adversely impact our operations in certain areas. Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other materials associated with the exploration, development or production of oil and natural gas. In particular, regulatory focus on disposal of produced water and drilling waste through underground injection has increased because of alleged links between such injection and regional seismic impacts in disposal areas.

        Compliance with environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may increase our operating costs and cause delays, interruptions or termination of our operations, the extent of which cannot be predicted, all of which could materially and adversely affect our business, results of operations and financial condition.

Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas that we produce while the physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

        On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other "greenhouse gases" present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. These findings by the EPA have allowed the agency to proceed with the adoption and implementation of regulations restricting emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Among other things, EPA regulations now require specified large greenhouse gas emitters in the United States, including companies in the energy industry, to annually report those emissions. In addition, starting in 2011, new sources or modifications of existing sources of significant quantities of greenhouse gas emissions are required to obtain permits—and to use best available control technology to control those emissions—pursuant to the Clean Air Act as a prerequisite to the development of that emissions source. While these regulations have not to date materially affected us, such regulations may over time require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce.

        In addition, Congress has considered legislation to restrict or regulate emissions of greenhouse gases, such as carbon dioxide and methane, that are understood to contribute to global warming. While comprehensive climate legislation will likely not be passed by either house of Congress in the near future, energy legislation and other initiatives continue to be proposed that may be relevant to greenhouse gas emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of greenhouse gas emissions such as electric power plants, smaller sources could become subject to greenhouse gas-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

        Finally, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our exploration and production operations. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

        We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. Certain legislation introduced in the Congress, if enacted into law, would make significant changes to U.S. tax laws, including, but not limited to, the elimination of certain key federal income tax incentives currently available to oil and natural gas exploration and production companies. These or any other similar changes in federal tax laws could defer or eliminate certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could materially and adversely affect our business, results of operations and financial condition.

General economic conditions could adversely affect our business and future growth.

        Instability in the global financial markets may have a material impact on our liquidity and financial condition, and we may ultimately face major challenges if conditions in the financial markets were to materially change or worsen. Our ability to access the capital markets or to borrow money may be restricted or may be more expensive at a time when we would need to raise capital, which could have an adverse effect on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. Such economic conditions could have an impact on our customers, causing them to fail to meet their obligations to us. In addition, it could have an impact on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments.

        Also, market conditions could have an impact on our oil and natural gas derivative instruments if our counterparties are unable to perform their obligations or seek bankruptcy protection, which could lead to reductions in the demand for oil and natural gas, or reductions in the prices of oil and natural gas or both, which could have an adverse impact on our financial position, results of operations and cash flows. While the ultimate outcome and impact of changing economic conditions cannot be predicted, they may materially and adversely affect our business, results of operations and financial condition.

Changes in the differential between benchmark prices of oil and natural gas and the reference or regional index price used to price our actual oil and natural gas sales could have a material adverse effect on our results of operations and financial condition.

        The reference or regional index prices that we will use to price our oil and natural gas sales sometimes will reflect a discount to the relevant benchmark prices. The difference between the benchmark price and the price we reference in our sales contracts is called a differential. We cannot accurately predict oil and natural gas differentials. Changes in differentials between the benchmark price for oil and natural gas and the reference or regional index price we reference in our sales contracts could materially and adversely affect our business, results of operations and financial condition.

Recent federal legislation could have an adverse impact on our ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with our business.

        Historically, we have entered into a number of commodity derivative contracts in order to hedge a portion of our oil and natural gas production. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which requires the SEC and the Commodity Futures Trading Commission ("CFTC") to promulgate rules and regulations implementing the new legislation. The CFTC issued regulations setting position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions are exempt from these limits. The position limits regulation was vacated by the United States District Court for the District of Columbia in September 2012. The CFTC has appealed the District Court's decision and its Chairman has stated that the agency is working on developing a new proposed rulemaking to address position limits. The CFTC has finalized other regulations, including critical rulemakings on the "swap" and "swap dealer" definitions, swap dealer registration, swap data reporting and mandatory clearing, among others. The Dodd-Frank Act and CFTC rules also will require us in connection with certain derivatives activities to comply with clearing and trade-execution requirements (or take steps to qualify for an exemption to such requirements). In addition, new regulations may require us to comply with margin requirements although these regulations are not finalized and their application to us is uncertain at this time. The legislation may also require the counterparties to our derivative contracts to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

        The new legislation and any new regulations could:

  •
  significantly increase the cost of some derivative contracts (including through requirements to post collateral that could adversely affect our available liquidity);

  •
  materially alter the terms of some derivative contracts;

  •
  reduce the availability of some derivatives to protect against risks we encounter;

  •
  reduce our ability to monetize or restructure our existing derivative contracts; and

  •
  potentially increase our exposure to less creditworthy counterparties.

        If we reduce our use of derivatives as a result of the new legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the new legislation and regulations result in lower commodity prices, our revenues could be adversely affected. Any of these consequences could adversely affect our financial condition and results of operations.

We may be subject to risks in connection with acquisitions, and the integration of significant acquisitions may be difficult.

        In accordance with our business strategies, we periodically evaluate acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. The successful acquisition of producing properties requires an assessment of several factors, including:

  •
  recoverable reserves;

  •
  future oil and natural gas prices and their appropriate differentials;

  •
  development and operating costs; and

  •
  potential environmental and other liabilities.

        The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis.

        Significant acquisitions and other strategic transactions may involve other risks, including:

  •
  diversion of our management's attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

  •
  the challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of our operations while carrying on our ongoing business;

  •
  difficulty associated with coordinating geographically separate organizations; and

  •
  the challenge of attracting and retaining personnel associated with acquired operations.

        The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business. Our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

        In addition, even if we successfully integrate an acquisition, it may not be possible to realize the full benefits we may expect, including with respect to estimated proved reserves, production volume or cost savings from operating synergies, within our expected time frame. Anticipated benefits of an acquisition may also be offset by operating losses relating to changes in commodity prices in oil and natural gas industry conditions, risks and uncertainties relating to the exploratory prospects of the combined assets or operations, or an increase in operating or other costs or other difficulties. Failure to realize the benefits we anticipate from an acquisition may materially and adversely affect our business, results of operations and financial condition.

Risks Related to our Shares

The market price and trading volume of our shares may be volatile and may be affected by economic conditions beyond our control.

        Our shares are listed on the Australian Securities Exchange (the "ASX") under the symbol "SEA." The market price of our shares on the ASX may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or significantly decline in the future.

        Some specific factors that could negatively affect the price of our shares or result in fluctuations in their price and trading volume include:

  •
  actual or expected fluctuations in our operating results;

  •
  actual or expected changes in our growth rates or our competitors' growth rates;

  •
  changes in commodity prices for hydrocarbons we produce;

  •
  changes in market valuations of similar companies;

  •
  changes in our key personnel;

  •
  potential acquisitions and divestitures;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  changes or proposed changes in laws and regulations affecting the oil and natural gas industry;

  •
  sales of ordinary shares by us, our executive officers or our shareholders in the future;

  •
  conditions in the oil and natural gas industry in general; and

  •
  conditions in the financial markets or changes in general economic conditions.

There is no established public market for our securities in the United States and we cannot assure you that our ordinary shares will be listed on any securities exchange or that an active trading market will ever develop for any of our securities in the United States.

        There is currently no established public market in the United States for our ordinary shares. While our ordinary shares are listed for quotation on the OTC Pink marketplace operated by the OTC Markets Group, trading is limited, sporadic and volatile. There is no assurance that an active trading market in our ordinary shares will develop in the United States, or if such a market develops, that it will be sustained. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our ordinary shares in the United States.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

        As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

        Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our annual report for the year ending December 31, 2016, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

        Our first Section 404(a) assessment will take place beginning with our annual report for the year ending December 31, 2016. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

        If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our shares could decline and we may be subject to litigation or regulatory enforcement actions.

We could be classified as a "passive foreign investment company," which could result in adverse U.S. federal income tax consequences to U.S. holders of our shares.

        Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the taxable year ended December 31, 2013. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2014. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our U.S. counsel expresses no opinion with respect to our PFIC status. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10.E. "Additional Information—Taxation—U.S. Federal Income Tax Considerations") holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10.E. "Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company."

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

        We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our ordinary share price appreciates.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares.

        We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act 2001 ("Corporations Act"). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person's voting power in us increasing to more than 20%, or increasing from a starting point that is above 20%, though below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders' opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

        As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies.

Item 4.    Information on Sundance

A.    History and Development

        Sundance Energy Australia Limited, a public company, was incorporated under the laws of Australia in December 2004. In April 2005, we completed an initial public offering of our ordinary shares and listing of these shares on the ASX.

        Our principal office is located at 633 17th Street, Suite 1950, Denver, Colorado 80202. Our telephone number is (303) 543-5700. Our website address is www.sundanceenergy.net. Information on our website and the websites linked to it do not constitute part of this registration statement. Our agent for service of process in the United States is Sundance Energy, Inc., which has its principal place of business at 633 17th Street, Suite 1950, Denver, Colorado 80202.

Acquisitions

        In May 2014, we entered into a Purchase and Sale Agreement for the acquisition of working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of $33 million and a commitment to drill four Eagle Ford wells. In addition, we have the option, at our sole discretion, to acquire the Seller's remaining working interests in Dimmit and Maverick Counties, Texas (including the Seller's interest in producing wells) for an additional $45 million (comprised of the Seller's choice of all cash or cash and ordinary shares, with certain restrictions).

        In April 2014, we acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acreage is adjacent to our current acreage in McMullen County, Texas.

        In March 2013, we completed our merger with Texon through which we acquired the majority of our assets in the Eagle Ford, consisting of approximately 7,735 gross (7,336 net) acres at the time of acquisition. Shortly after the acquisition, we changed the name of Texon to Armadillo Petroleum Limited, and we similarly renamed Texon's subsidiaries. The purchase price for the Texon acquisition was approximately $158.4 million, which involved the issuance of approximately 122,669,678 of our ordinary shares to Texon's shareholders. At the acquisition date, Texon had average net daily production of approximately 717 Boe/d. Subsequent to the acquisition date, Eagle Ford acreage has increased to 9,691 gross (8,101 net) acres and we have drilled 16 gross (13.8 net) wells during 2013.

        In December 2012, we acquired approximately 2,686 gross (2,629 net) acres of oil and natural gas properties in the Denver-Julesburg Basin for approximately $13.7 million.

Divestitures

        In May 2014, we entered into a Purchase and Sale Agreement to divest our remaining Denver-Julesburg Basin assets. The sale price of $116 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells. The sale is expected to close before September 30, 2014.

        In November 2013, we sold our entire interest in an individual operated well and 622 net developed acres, located in the Phoenix prospect, for gross proceeds of approximately $4.3 million. In December 2013, we sold our interests in properties also located in the Phoenix prospect of the Bakken for $35.5 million. The assets sold included 77 gross (3.7 net) non-operated producing wells in McKenzie, Dunn and Mountrail Counties, North Dakota.

        In September 2012, we sold our interest in properties located in the South Antelope field of the Williston Basin, North Dakota to a third party for approximately $172 million in net proceeds. At the time of the sale, our interest in properties located in that field included approximately 3,939 net non-operated acres in McKenzie County, North Dakota, with average net daily production of approximately 827 Boe/d during the quarter ended September 30, 2012 and proved reserves of approximately 4.7 MMBoe as of September 2012.

B.    Business Overview

        We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and through the year ended December 31, 2013 our operational activities are conducted in the Eagle Ford, Mississippian/Woodford, Denver-Julesburg, and Bakken in the Williston Basin.

        We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2013, we operated approximately 85% of our developed acreage with an average working interest of approximately 82% with respect to such operated developed acreage.

 Our Operations

Estimated Proved Reserves

        The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of the dates indicated. The estimates of our net proved reserves as of December 31, 2013, December 31, 2012, and June 30, 2012 and 2011 are based on the reserve reports prepared by Netherland Sewell in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2013, December 31, 2012 and June 30, 2011 and 2012, please see Netherland Sewell's reserve reports, which have been filed as exhibits to this registration statement.

	As of December 31,		As of June 30,
	2013	2012	2012	2011
Estimated proved reserves:
Oil (MBbls)	12,956	5,758	7,979	4,788
Natural gas (MMcf)	30,655	16,888	13,052	7,692
NGL (MBbls)(1)	2,683	—	—	—

Total estimated proved reserves (MBoe)(2)	20,747	8,572	10,154	6,070

Estimated proved developed reserves:
Oil (MBbls)	4,140	1,932	2,565	1,497
Natural gas (MMcf)	10,765	5,242	4,904	2,637
NGL (MBbls)(1)	1,087	—	—	—

Total estimated proved developed reserves (MBoe)(2)	7,021	2,806	3,382	1,937

Estimated proved undeveloped reserves:
Oil (MBbls)	8,815	3,826	5,415	3,291
Natural gas (MMcf)	19,890	11,646	8,147	5,055
NGL (MBbls)(1)	1,596	—	—	—

Total estimated proved undeveloped reserves (MBoe)(2)	13,726	5,767	6,773	4,134

PV-10 (in thousands)(3)	$336,984	$135,582	$174,418	$77,496

Standardized Measure (in thousands)	$268,163	$115,547	$137,285	$59,444

(1)
Prior to the year ended 31 December 2013, our NGL Proved Reserves were insignificant; and as such, were included in Natural Gas Proved Reserves and not separately reported in our reserve report.

(2)
Certain totals may not add due to rounding.

(3)
PV-10 is considered a non-GAAP financial measure under SEC regulations. For a reconciliation of PV-10 to the Standardized Measure, see the following section.

        The increase in total proved reserves from December 31, 2012 to December 31, 2013 was due primarily to successful development and resulting extensions and discoveries on our Eagle Ford properties and from acquired Eagle Ford reserves. The decrease in total proved reserves from June 30, 2012 to December 31, 2012 was due primarily to the divestiture of our interest in properties in the South Antelope field of the Williston Basin, North Dakota in September 2012. The increase in total proved reserves from June 30, 2011 to June 30, 2012 was due primarily to successful development and resulting extensions and discoveries on our Bakken properties.

PV-10

        Certain of our oil and natural gas reserve disclosures included in this registration statement are presented on a PV-10 basis. PV-10 is the estimated present value of the future cash flows less future development and production costs from our proved reserves before income taxes discounted using a 10% discount rate. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows (the "Standardized Measure"). We believe that PV-10 is an important measure that can be used to evaluate the relative significance of our oil and natural gas properties and that PV-10 is widely used by securities analysts and investors when evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe that the use of a pre-tax measure provides greater comparability of assets when evaluating companies, and that most other companies in the oil and gas industry calculate PV-10 on the same basis. Investors should be cautioned that neither PV-10 nor Standardized Measure represents an estimate of the fair market value of our proved reserves.

        The following table provides a reconciliation of PV-10 to the Standardized Measure (in thousands):

	As of December 31,		As of June 30,
	2013	2012	2012	2011
PV-10 of proved reserves	$336,984	$135,582	$174,418	$77,496
Present value of future income tax discounted at 10%	(68,821)	(20,035)	(37,133)	(18,052)

Standardized Measure	$268,163	$115,547	$137,285	$59,444

Proved Undeveloped Reserves

        At December 31, 2013, our proved undeveloped reserves were approximately 13,726 MBoe, an increase of approximately 7,959 MBoe over our December 31, 2012 proved undeveloped reserves estimate of approximately 5,767 MBoe. The change consisted of a decrease of approximately 23 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves during 2013, an increase of approximately 3,383 MBoe attributable to the Eagle Ford acquisition, a decrease of approximately 1,524 MBoe due to the sale of our interests in the Phoenix and South Antelope prospects and an increase of approximately 6,123 MBoe due to the addition of proved undeveloped locations net of revisions to previous estimates. During the year ended December 31, 2013, we incurred capital expenditures of approximately $4.1 million to convert proved undeveloped reserves to proved developed reserves. All proved undeveloped locations are scheduled to be spud within the next five years.

        At December 31, 2012, our proved undeveloped reserves were approximately 5,767 MBoe, a decrease of approximately 1,006 MBoe over our June 30, 2012 proved undeveloped reserves estimate of approximately 6,773 MBoe. The change consisted of a decrease of approximately 461 MBoe due to the conversion of proved undeveloped reserves to proved developed reserves during the second half of 2012, a decrease of approximately 3,193 Mboe sold as part of the South Antelope divestiture, an increase of approximately 1,774 MBoe attributable to the Denver-Julesburg acquisition, an increase of approximately 1,443 MBoe due to the addition of new proved undeveloped locations and a reduction for revisions to previous estimates of approximately 569 MBoe. During the six-month period ended December 31, 2012, we incurred capital expenditures of approximately $9.3 million to convert proved undeveloped reserves to proved developed reserves. All proved undeveloped locations are scheduled to be spud within the next five years.

Independent Reserve Engineers

        Our proved reserves estimates as of December 31, 2013, December 31, 2012 and June 30, 2012 and 2011, have been independently prepared by Netherland Sewell, which was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within Netherland Sewell, the technical person primarily responsible for the estimates set forth in the reserves report incorporated herein is Mr. Joseph J. Spellman. Mr. Spellman is a Licensed Professional Engineer in the State of Texas (No. 73709) with over 30 years of practical experience in petroleum engineering studies and evaluation of reserves and has been practicing consulting petroleum engineering at Netherland Sewell since 1989. He graduated from the University of Wisconsin—Platteville in 1980 with a Bachelor of Science Degree in Civil Engineering. Mr. Spellman meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Technology Used To Establish Proved Reserves

        As referred to in this registration statement, proved reserves are those quantities of oil and natural gas that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods and government regulations. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

        In order to establish reasonable certainty with respect to our estimated proved reserves, Netherland Sewell employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, 3-D seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques. The evaluation included an assessment of the beneficial impact of the use of multi-stage hydraulic fracture stimulation treatments on estimated recoverable reserves. In addition to assessing reservoir continuity, geologic data from well logs and core analyses were used to estimate original oil and natural gas in place in certain areas.

Internal Controls Over Reserves Estimation Process

        Our technical team consists of an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserves estimation process. Throughout each fiscal year, our technical team meets with representatives of our independent reserve engineers to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. Historically, we had no formal committee specifically designated to review our reserves reporting. Prior to release of the reserve report prepared by our independent reserve engineers, the draft of the report is reviewed by our internal petroleum engineers and by management.

Acreage

        We had the following developed, undeveloped and total acres for each of our operating areas as of December 31, 2013:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	6,246	5,793	3,445	2,308	9,691	8,101
Mississippian/Woodford	11,495	9,450	64,973	36,463	76,468	45,913
Denver-Julesburg(1)(2)	4,080	3,819	1,735	1,044	5,815	4,863
Bakken(3)	88,527	3,000	—	166	88,527	3,166

All properties	110,348	22,062	70,153	39,981	180,501	62,043

(1)
Excludes approximately 36,213 gross (10,029 net) acres located in greater Denver-Julesburg Basin that are outside the Wattenberg field to which we do not currently allocate any of our capital expenditure budget.

(2)
In May 2014, we entered into a Purchase and Sale Agreement to divest our remaining Denver-Julesburg Basin Assets. See Item 3.A. "Recent Developments—Acquisitions."

(3)
The remaining Bakken assets are expected to be divested in 2014.

Production and Pricing

	Year ended December 31,		Six-month period ended December 31,		Year ended June 30,
	2013(1)	2012	2012	2011	2012	2011
Net Sales Volumes:
Oil (MBbls)	827.4	397.9	195.5	135.2	337.7	210.1
Natural gas (MMcf)	934.2	505.5	260.4	124.3	370.3	282.5
NGL (MBbls)(2)	95.8	—	—	—	—	—
Oil equivalent (MBoe)	1,079.0	482.2	238.9	156.0	399.4	257.1
Average daily volumes (Boe/d)	2,956	1,317	1,298	848	1,091	704
Average Sales Price:
Oil (per Bbl)	95.92	84.80	$85.88	$81.43	$82.82	$79.53
Natural gas (per Mcf)	2.97	4.01	3.59	5.84	4.92	5.20
NGL (per MBbls)(2)	33.45	—	—	—	—	—
Average equivalent price (per Boe)	79.10	74.19	74.19	75.27	74.59	70.69
Expenses (per Boe):
Lease operating expenses	11.23	7.89	$9.19	$9.56	$7.76	$3.46
Production tax expense	5.80	7.98	7.90	8.29	8.15	7.65

Lease operating and production tax expenses	17.03	15.87	17.09	17.85	15.91	11.11
Administrative expense, including employee benefits	14.18	19.41	24.32	21.26	17.18	20.76
Depreciation and amortization expense	33.57	26.69	25.60	27.94	27.82	25.31

(1)
Production volumes for the year ended December 31, 2013 include 147.0 MBbls of oil and 94.4 MMcf of natural gas production, for a total of 161.6 MBoe (average daily volumes of 443 Boe/d), from the Phoenix prospect. We sold our entire interest in the Phoenix prospect in November and December 2013.

(2)
Prior to the year ended 31 December 2013, our NGLs were insignificant; and as such, were included in Natural Gas.

        The following tables set forth information regarding our total production and average daily production for the periods indicated from our operating areas:

	Year ended					Six-month period ended
	December 31, 2013					December 31, 2012
	Oil	Natural Gas	NGL	Oil Equivalent	Average Daily Volume	Oil	Natural Gas	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBbls)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBoe)	(Boe/d)
Eagle Ford	409	320	38	500	1,371	—	—	—	—
Mississippian/Woodford	108	247	35	184	503	10	28	15	82
Denver-Julesburg	121	296	14	185	506	29	137	52	281
Bakken	189	71	9	210	576	156	95	172	935

Total	827	934	96	1,079	2,956	195	260	239	1,298

	Year ended June 30,
	2012				2011
	Oil	Natural Gas	Oil Equivalent	Average Daily Volume	Oil	Natural Gas	Oil Equivalent	Average Daily Volume
	(MBbls)	(MMcf)	(MBoe)	(Boe/d)	(MBbls)	(MMcf)	(MBoe)	(Boe/d)
Eagle Ford	—	—	—	—	—	—	—	—
Mississippian/Woodford	4	—	4	10	1	—	1	3
Denver-Julesburg	33	202	66	181	14	147	39	105
Bakken	301	168	329	900	195	135	217	596

Total	338	370	399	1,091	210	282	257	704

Producing Wells

        We had the following producing wells for each of our operating areas as of December 31, 2013:

	Oil Wells		Natural Gas Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	23	19.9	—	—	23	19.9
Mississippian/Woodford	27	12.8	—	—	27	12.8
Denver-Julesburg(1)	53	40.5	39	24.8	92	65.3
Bakken(2)	70	1.9	1	—	71	1.9

Total	173	75.1	40	24.8	213	99.9

(1)
In May 2014, we entered into a Purchase and Sale Agreement to divest our remaining Denver-Julesburg Basin Assets.

(2)
The remaining Bakken assets are expected to be divested in 2014.

Drilling Activity

        The following table summarizes our drilling activity for the fiscal year ended December 31, 2013, the six-month period ended December 31, 2012 and the fiscal years ended June 30, 2012 and 2011.

			Six-month period ended December 31, 2012		Year ended
	Year ended December 31, 2013				June 30, 2012		June 30, 2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development wells
Oil	102	58.6	37	12.3	77	11.3	65	6.4
Natural Gas	—	—	—	—	—	—	1	0.1
Dry	—	—	—	—			—	—
Exploratory Wells
Oil	—	—	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—	—	—
Dry	—	—	—	—	—	—	—	—

Total Wells
Oil	102	58.6	37	12.3	77	11.3	65	6.4
Natural Gas	—	—	—	—	—	—	1	0.1
Dry	—	—	—	—	—	—	—	—

	102	58.6	37	12.3	77	11.3	66	6.5

Present Activities

        The following table describes wells being drilled or awaiting completion or production testing as of December 31, 2013.

	Development Wells		Exploratory Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	8	6.2	—	—	8	6.2
Mississippian/Woodford	9	4.8	—	—	9	4.8
Denver-Julesburg	12	6.5	—	—	12	6.5
Bakken	—	—	—	—	—	—

Total	29	17.5	—	—	29	17.5

Principal Customers and Marketing

        For the year ended December 31, 2013, purchases by four of our customers accounted for 83% of our total sales revenues. These customers purchase the oil production from us pursuant to existing marketing agreements with terms that are currently on "evergreen" status and renew on a month- to-month basis until either party gives 30-day advance written notice of non-renewal. The oil and natural gas that we sell are commodities for which there are a large number of potential buyers. Because of the adequacy of the infrastructure to transport oil and natural gas in the areas in which we operate, if we were to lose one or more customers, we believe that we could readily procure substitute or additional customers such that our production volumes would not be materially affected for any significant period of time.

        The prices we receive for our oil and natural gas production fluctuate widely. Factors that cause price fluctuations include the level of demand for oil and natural gas, the price and quantity of foreign oil and natural gas, the level of global oil and natural gas exploration and production, global oil and gas inventories, weather conditions, governmental regulations, oil and natural gas speculation, actions of OPEC, technological advances, and the price and availability of alternative fuels. Decreases in these commodity prices adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flows. Short-term disruptions of our oil and natural gas production occur from time to time due to downstream pipeline system failure, capacity issues and scheduled maintenance, as well as maintenance and repairs involving our own well operations. These situations, if they occur, curtail our production capabilities and ability to maintain a steady source of revenue. In addition, demand for natural gas has historically been seasonal in nature, with peak demand and typically higher prices during the colder winter months. See Item 3.D. "Key Information—Risk Factors."

Competition

        The oil and natural gas industry is highly competitive, and we compete with a substantial number of other companies that have greater resources. Many of these companies explore for, produce and market oil and natural gas, carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which we encounter substantial competition are in locating and acquiring desirable leasehold acreage for our drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, and obtaining drilling rigs, completion crews and other services. There is also competition between producers of oil and natural gas and other industries producing alternative energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States. However, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing gas and oil and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Regulation of the Oil and Natural Gas Industry

        Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate properties for oil and natural gas production have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells that may be drilled in an area, and the unitization or pooling of oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

        The regulatory burden on the industry increases the cost of doing business and affects profitability. Failure to comply with applicable laws and regulations can result in substantial penalties. Furthermore, such laws and regulations are frequently amended or reinterpreted, and new proposals that affect the oil and natural gas industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission ("FERC") and the courts. We believe that we are in substantial compliance with all applicable laws and regulations and that our continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. Nor are we currently aware of any specific pending legislation or regulation that is reasonably likely to be enacted, or for which we cannot predict the likelihood of enactment, and that is reasonably likely to have a material effect on our financial position, cash flows or results of operations.

Regulation of Transportation of Oil

        Our sales of oil are affected by the availability, terms and cost of transportation. Interstate transportation of oil by pipeline is regulated by FERC pursuant to the Interstate Commerce Act of 1887 ("ICA"), the Energy Policy Act of 1992 ("EPAct 1992"), and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport oil and refined products (collectively referred to as "petroleum pipelines"), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA, which are commonly referred to as "grandfathered rates." Pursuant to EPAct 1992, FERC also adopted a generally applicable rate-making methodology, which, as currently in effect, allows petroleum pipelines to change their rates provided they do not exceed prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods ("PPI"), plus 1.3 percent. For the five-year period beginning July 1, 2011, the index will be PPI plus 2.65%.

        FERC has also established cost-of-service rate-making, market- based rates and settlement rates as alternatives to the indexing approach. A pipeline may file rates based on its cost of service if there is a substantial divergence between its actual costs of providing service and the rate resulting from application of the index. A pipeline may charge market-based rates if it establishes that it lacks significant market power in the affected markets. Further, a pipeline may establish rates through settlement with all current non-affiliated shippers.

        Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates vary from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors that are similarly situated.

        Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines' published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.

Regulation of Transportation and Sales of Natural Gas

        Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated by FERC under the Natural Gas Act of 1938 ("NGA"), the Natural Gas Policy Act of 1978 ("NGPA") and regulations issued under those statutes. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA and culminated in the adoption of the Natural Gas Wellhead Decontrol Act, which removed all price controls affecting wellhead sales of natural gas effective January 1, 1993.

        FERC regulates interstate natural gas, transportation rates and terms and conditions of service, which affect the marketing of natural gas that we produce as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued a series of orders, beginning with Order No. 636, to implement its open access policies. As a result, the interstate pipelines' traditional role of providing the sale and transportation of natural gas as a single service has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others that buy and sell natural gas. Although FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

        In 2000, FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised FERC's pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting.

        Gathering services, which occur upstream of jurisdictional transmission services, are regulated by the states onshore and in state waters. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC's determinations as to the classification of facilities is done on a case-by-case basis. To the extent that FERC issues an order that reclassifies transmission facilities as gathering facilities and, depending on the scope of that decision, our costs of getting gas to point of sale locations may increase. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, non- discriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

        Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services vary from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of Production

        The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction. The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental, Health and Safety Regulation

        Our exploration, development, production and processing operations are subject to various federal, state and local laws and regulations relating to health and safety, the discharge of materials and environmental protection. These laws and regulations may, among other things: require the acquisition of permits to conduct exploration, drilling and production operations; govern the amounts and types of substances that may be released into the environment in connection with oil and natural gas drilling and production; restrict the way we handle or dispose of our wastes; limit or prohibit construction or drilling activities in sensitive areas, such as wetlands, wilderness areas, or areas inhabited by endangered or threatened species; require investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and impose obligations to reclaim and abandon well sites and pits. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

        These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. In addition, Congress and federal and state agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly waste handling, disposal, cleanup and remediation requirements for the oil and gas industry could have a significant impact on our operating costs.

        The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretations of enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position in the future. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damage to property, natural resources or persons. We maintain insurance against costs of cleanup operations, but we are not fully insured against all such risks. While we believe that we are in substantial compliance with existing environmental laws and regulations and that current requirements would not have a material adverse effect on our financial condition or results of operations, there is no assurance that this will continue in the future.

        The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance in the future may have a material adverse effect on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

        The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. CERCLA exempts "petroleum, including oil or any fraction thereof" from the definition of "hazardous substance" unless specifically listed or designated under CERCLA. While the EPA interprets CERCLA to exclude oil and fractions of oil, hazardous substances that are added to petroleum or that increase in concentration as a result of contamination of the petroleum during use are not considered part of the petroleum and are regulated under CERCLA as a hazardous substance.

        Responsible persons under CERCLA include current and prior owners or operators of the site where the release occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these "responsible persons" may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

        We also generate solid and hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, as amended ("RCRA"), and comparable state statutes. The RCRA imposes requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. In the course of our operations we generate petroleum hydrocarbon wastes and ordinary industrial wastes that may be regulated as hazardous wastes. The RCRA regulations specifically exclude from the definition of hazardous waste "drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil, natural gas or geothermal energy." However, legislation has been proposed in Congress from time to time that would reclassify certain natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and cleanup requirements. In addition, an environmental group petitioned the EPA in 2010 to remove this exclusion. Under RCRA, the EPA is required to respond to the petition within a reasonable time; however to date, the EPA has not acted on the petition and has not announced a time frame for responding. Any regulatory repeal of the RCRA exclusion would require Congressional approval. If any such legislation were to be enacted, it could have a significant impact on our operating costs, as well as the natural gas and oil industry in general.

        We currently own or lease, and have in the past owned or leased, properties that have been used for numerous years to explore and produce oil and natural gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons and wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including groundwater contaminated by prior owners or operators) and to perform remedial operations to prevent future contamination.

Pipeline Safety and Maintenance

        Pipelines, gathering systems and terminal operations are subject to increasingly strict safety laws and regulations. Both the transportation and storage of refined products and oil involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages and significant business interruption. The U.S. Department of Transportation ("DOT") has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our pipeline and storage facilities. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

        There have been recent initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. In 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 was signed into law. This Act provides additional requirements related to spill and accident reporting, as well as more stringent oversight of pipelines and increased penalties for violations of safety rules. Since enactment, DOT has initiated a series of rulemakings to implement the new law. DOT has also recently promulgated new regulations extending safety rules to certain low-pressure, small-diameter pipelines in rural areas.

Air Emissions

        The Clean Air Act, as amended ("CAA"), and comparable state laws and regulations restrict the emission of air pollutants from many sources, including oil and natural gas operations, and impose various monitoring and reporting requirements. These laws and regulations may require us to obtain preapproval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with stringent air permit requirements, or utilize specific equipment or technologies to control emissions. Obtaining permits has the potential to delay the development of oil and natural gas projects.

        In August 2010, the EPA published new regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocating internal combustion engines ("RICE NESHAP"). The rule may require us to undertake certain expenditures and activities, likely including purchasing and installing emissions control equipment, such as oxidation catalysts or non-selective catalytic reduction equipment, on a portion of our engines located at major sources of hazardous air pollutants and all our engines over a certain size regardless of location, following prescribed maintenance practices for engines (which are consistent with our existing practices), and implementing additional emissions testing and monitoring. On January 14, 2013, the EPA signed final revisions to the 2010 RICE NESHAP to reflect new technical information submitted by stakeholders and in response to lawsuits and administrative petitions. On January 30, 2013 the final RICE NESHAP rule was published in the Federal Register with an effective date of April 1, 2013. Several petitions requesting administrative reconsideration of the 2013 RICE NESHAP were received by the EPA. By means of a letter dated June 28, 2013 from the EPA to petitioners, the EPA stated it intends to initiate a reconsideration process of several issues in the 2013 RICE NESHAP, including timing for compliance for certain engines. While it reconsiders the rule, the EPA has issued guidance on responding to requests for compliance extensions for entities that operate certain compression ignition engines covered by the rule for which the compliance date has already passed.

        In June 2010, the EPA formally proposed modifications to existing regulations under the CAA that established new source performance standards for manufacturers, owners and operators of new, modified and reconstructed stationary internal combustion engines. The EPA finalized the modifications on June 28, 2011 with an effective date of August 2011. The rule modifications may require us to undertake significant expenditures, including expenditures for purchasing, installing, monitoring and maintaining emissions control equipment on a potentially significant percentage of our natural gas compression engine fleet.

        The EPA also issued new CAA regulations relevant to hydraulic fracturing in 2012, including a new source performance standard for volatile organic chemicals (VOCs) and sulfur dioxide (SO2) emissions with expanded applicability to natural gas operations, as well as a new air toxics standard. These rules create significant new technology requirements for controlling wellhead emissions from our operations. The EPA is currently considering multiple changes to these rules in response to industry and environmental group legal challenges and administrative petitions. Legal challenges to the rule have been stayed while the EPA considers possible revisions. Several of the challenges to the EPA's initial rule relate to the EPA's decision not to include a performance standard for methane emissions from oil and natural gas operations. In general, there is increasing interest in and focus on regulation of methane emissions from oil and natural gas operations, and hydraulic fracturing operations in particular, under the CAA. We cannot predict future regulatory requirements in this area or the cost to comply with such requirements. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce.

Climate Change

        The United States is a party to the United Nations Framework Convention on Climate Change ("UNFCCC"), an international treaty focused on stabilizing greenhouse gases ("GHGs") concentrations in the atmosphere at a level that would prevent serious damage to the climate system. The UNFCCC did not establish any substantive obligations for parties to reduce GHGs. The subsequent treaty, the Kyoto Protocol, did establish binding GHG targets for developed countries, but the United States did not ratify it. The current focus is on a new treaty to replace the Kyoto Protocol upon its expiration in 2020. In 2011, parties to the UNFCCC, including the United States, agreed to develop a new treaty with binding GHG targets by 2015 in order for it to be implemented by 2020. This new treaty remains under negotiation, but it could result in new targets or codify existing actions taken by individual countries to reduce GHGs. The United States' involvement in developing the new treaty may create significant political pressure for the United States to take responsive action to reduce GHGs. Both houses of Congress have previously considered legislation to reduce emissions of GHGs, and there are current legislative proposals to regulate GHGs. Any future federal laws, treaties or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

        In addition, the EPA has begun to regulate GHG emissions. In December 2009, the EPA published its finding that certain emissions of GHGs presented an endangerment to human health and the environment. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the CAA. Consequently, the EPA is requiring a reduction in emissions of GHGs from new motor vehicles beginning with the 2012 model year. Furthermore, the EPA published a final rule on June 3, 2010 to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration ("PSD") and Title V permitting programs. This rule "tailors" these permitting programs to apply to certain stationary sources of GHG emissions, such as power plants and oil refineries. Facilities required to obtain PSD permits for their GHG emissions will be required to meet emissions limits that are based on the "best available control technology," which will be established by the permitting agencies on a case-by-case basis. New facilities with GHG emissions of at least 100,000 tons per year ("tpy") of carbon dioxide equivalent ("CO2e") and existing facilities with at least 100,000 tpy of CO2e making changes that would increase GHG emissions by at least 75,000 tpy of CO2e are required to obtain PSD permits. Facilities that must obtain a PSD permit anyway (i.e., to cover other regulated pollutants) must also address GHG emission increases greater than 75,000 tpy of CO2e. New and existing sources with GHG emissions above 100,000 tpy of CO2e must obtain Title V operating permits.

        In addition, the EPA requires the reporting of GHGs from specified large GHG emission sources, including GHGs from petroleum and natural gas systems that emit more than 25,000 tons of GHGs per year. Reporting is required from onshore and offshore petroleum and natural gas production, natural gas processing, transmission and distribution, underground natural gas storage and liquefied natural gas import, export and storage. The EPA is also proceeding with the first-ever regulation of GHGs from new power plants under the New Source Performance Standard provisions of the CAA. Revisions to the proposed standards were released in September 2013, and a final rule is expected during the fourth quarter of 2013. The release of this rule will trigger a requirement to regulate GHGs from existing power plants. Pursuant to a settlement agreement, the EPA has also committed to regulate GHGs from new petroleum refineries, though no draft rule has yet been released.

        Several of the EPA's GHG rules are being challenged in court proceedings and depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce.

        Even if new legislation requiring GHG controls is not adopted at the national level, almost one-half of the states have taken actions to monitor and/or reduce emissions of GHGs, including obligations on utilities to purchase renewable energy and GHG cap and trade programs. Although most of the state level initiatives have to date focused on large sources of GHG emissions, such as coal-fired electric plants, it is possible that smaller sources of emissions could become subject to GHG emission limitations or allowance purchase requirements in the future.

        Any one of these climate change regulatory and legislative initiatives could have a material adverse effect on our business, financial condition and results of operations. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources, such as coal, our products would become more desirable in the market with more stringent limitations on GHG emissions. To the extent that our products are competing with lower GHG emitting energy sources, such as solar and wind, our products would become less desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

        Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas we produce or otherwise cause us to incur significant costs in preparing for or responding to those effects.

Water Discharges

        The Federal Water Pollution Control Act, as amended, or the Clean Water Act ("CWA"), and analogous state laws impose restrictions and controls regarding the discharge of pollutants into waters of the United States. Pursuant to the CWA and analogous state laws, permits must be obtained to discharge pollutants into state waters or waters of the United States. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of the permits issued by the EPA or analogous state agencies. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. Currently, storm water discharges from oil and natural gas exploration, production, processing or treatment operations, or transmission facilities are exempt from regulation under the CWA. However, a bill pending in the U.S. House of Representatives would remove this exemption, which could have a significant impact on our operations. Federal and state regulatory agencies can impose administrative, civil and criminal penalties, as well as other enforcement mechanisms for noncompliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Endangered Species Act

        The federal Endangered Species Act, as amended ("ESA"), restricts activities that may affect endangered and threatened species or their habitats. While some of our facilities may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Employee Health and Safety

        We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (the "OSH Act"), and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSH Act's hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used, produced or released in our operations and that this information be provided to employees, state and local government authorities and citizens. In 2012, the Occupational Safety and Health Administration ("OSHA") issued a hazard alert related to worker exposure to respirable dust from silica sand, a common additive to hydraulic fracturing fluids. The alert stated that workers at drill sites can be exposed to excessive levels of respirable silica sand, which can cause lung disease and cancer. Increasing concerns about worker safety at drill sites may lead to increased regulation and enforcement or related tort claims by our employees. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Hydraulic Fracturing

        The federal Safe Drinking Water Act ("SDWA") and comparable state statutes may restrict the disposal, treatment or release of water produced or used during oil and natural gas development. Subsurface emplacement of fluids (including disposal wells) is governed by federal or state regulatory authorities that, in some cases, include the state oil and gas regulatory authority or the state's environmental authority. We utilize hydraulic fracturing in our operations as a means of maximizing the productivity of our wells and operate saltwater disposal wells to dispose of produced water. The federal Energy Policy Act of 2005 amended the Underground Injection Control ("UIC") provisions of the SDWA to expressly exclude hydraulic fracturing without diesel additives from the definition of "underground injection." However, the U.S. Senate and House of Representatives have considered several bills in recent years to end this exemption, as well as other exemptions for oil and gas activities under U.S. environmental laws. The Fracturing Responsibility and Awareness of Chemicals Act ("FRAC Act"), first introduced in 2011, would amend the SDWA to repeal the exemption from regulation under the UIC program for hydraulic fracturing. This bill has been reintroduced in each congressional session since it was initially proposed but has not yet garnered enough support to be put to a vote. If enacted, the FRAC Act would amend the definition of "underground injection" in the

SDWA to encompass hydraulic fracturing activities. Such a provision could require hydraulic fracturing operations to meet permitting and financial assurance requirements, to adhere to certain construction specifications, to fulfill monitoring, reporting and recordkeeping obligations, and to meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process. Note that each of the above components of the FRAC Act have become increasingly common in state laws since the FRAC Act was first introduced. Other recent bills in the U.S. House of Representatives would end certain exemptions for oil and natural gas operations related to permitting requirements for multiple commonly owned and adjacent sources of hazardous air pollutants under the CAA and permitting requirements for stormwater discharges under the CWA. If the exemptions for hydraulic fracturing are removed from U.S. environmental laws, or if the FRAC Act or other legislation is enacted at the federal, state or local level, any restrictions on the use of hydraulic fracturing contained in any such legislation could have a significant impact on our financial condition and results of operations.

        Federal agencies have also begun to directly regulate hydraulic fracturing. The EPA has recently asserted federal regulatory authority over, and issued draft permitting guidance for, hydraulic fracturing involving diesel additives under the SDWA's UIC Program. As a result, service providers or companies that use diesel products in the hydraulic fracturing process could be subject to additional permitting requirements or enforcement actions under the SDWA. The EPA has also issued new CAA regulations relevant to hydraulic fracturing in 2012, including a new source performance standard (NSPS) for VOC and SO2 emissions with expanded applicability to natural gas operations and new national emission standards for hazardous air pollutants (NESHAP) standards for air toxics, which are discussed in more detail above. These regulatory developments are indicative of increasing federal regulatory activity related to hydraulic fracturing, which has the potential to create additional permitting, technology, recordkeeping and site study requirements, among others, for our business. The EPA is also collecting information as part of a multi-year study into the effects of hydraulic fracturing on drinking water. A draft report is expected to be released for public comment and peer review in 2014. The results of this study could result in additional regulations, which could lead to operational burdens similar to those described above. The U.S. Department of the Interior has likewise proposed comprehensive regulations for hydraulic fracturing on federal land.

        Several state governments in the areas where we operate have adopted or are considering adopting additional requirements relating to hydraulic fracturing that could restrict its use in certain circumstances or make it more costly to utilize. Such measures may address any risk to drinking water, the potential for hydrocarbon migration and disclosure of the chemicals used in fracturing. For example, the State of Colorado recently approved new rules requiring hydraulic fracturing operators in the state to sample water within a half-mile of a well site before operations can begin, and twice within six years after operations at the site end. Colorado is the first state to specifically include baseline groundwater monitoring in its permitting process, and it is expected that such requirements will be adopted by other states, in particular where fracturing occurs in more populous, developed or otherwise sensitive areas. A number of states around the country, including both Colorado and Texas, have also adopted some form of fracturing fluid disclosure law to compel disclosure of fracturing fluid ingredients and additives that are not subject to trade secret protection. Other states, such as Ohio, have begun to study potential seismic risks related to underground injection of fracturing fluids. Any enforcement actions or requirements of additional studies or investigations by governmental authorities where we operate could increase our operating costs and cause delays or interruptions of our operations.

        At this time, it is not possible to estimate the potential impact on our business of these state and local actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing.

Other Laws

        The Oil Pollution Act of 1990, as amended ("OPA"), establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the United States. The OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill.

        The National Environmental Policy Act of 1969, as amended ("NEPA"), requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment before their commencement. Generally, federal agencies must prepare either an environmental assessment or an environmental impact statement, depending on whether the specific circumstances surrounding the proposed federal action will have a significant impact on the environment. The NEPA process involves significant public input through comments on alternatives to the proposed project or resource-specific mitigation options for the project. NEPA decisions can be and often are appealed through the administrative and federal court systems by process participants. Environmental groups in the United States have increasingly focused on the required public consultation process under NEPA as a forum for voicing concerns over continued development of fossil fuel energy sources in the United States and for seeking expansive environmental reviews of projects that relate to the production, transportation, or combustion of these fuels. Although we believe that our actions do not typically trigger NEPA analysis, should we ever be subject to NEPA, the process could result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities and result in certain instances in litigation and/or the cancellation of certain leases.

        Our properties located in Colorado are subject to the authority of the Colorado Oil and Gas Conservation Commission ("COGCC"). The COGCC recently approved new rules governing oil and gas activity that are intended to prevent or mitigate environmental impacts of oil and natural gas development and include the permitting of wells. Depending on how these and any other new rules are applied to our operations, they could add substantial increases in well costs in our Colorado operations. The rules could also impact the ability and extend the time necessary to obtain drilling permits, which creates substantial uncertainty about our ability to meet future drilling plans and thus production and capital expenditure targets.

Insurance Matters

        As is common in the oil and gas industry, we do not insure fully against all risks associated with our business, either because such insurance is not available or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position, results of operations or cash flows.

C.    Organizational Structure

        The following is the organizational structure of Sundance Energy Australia Limited:

        All Sundance Energy Australia Limited subsidiaries are wholly owned. Substantially all of our oil and natural gas operations are conducted by our subsidiaries Sundance Energy, Inc. and Armadillo Petroleum Limited and their subsidiaries, Armadillo E&P, Inc., SEA Eagle Ford, LLC and Sundance Energy Oklahoma, LLC. The majority of our corporate general and administrative expenditures are incurred within Sundance Energy, Inc. We completed the divestiture of all of our real property interests located in Australia in 2011.

D.    Property, Plant and Equipment

Our Properties

Eagle Ford

        As of December 31, 2013, our Eagle Ford properties consisted of approximately 9,691 gross (8,101 net) acres that are primarily located in northeastern McMullen County, Texas, in the volatile oil window of the Eagle Ford trend. In March 2013, we acquired the majority of these properties through a merger with Texon for an aggregate purchase price of approximately $158.4 million. As of

December 31, 2012, Texon had approximately 7,735 gross (7,336 net) acres in the Eagle Ford, 5 gross (4.5 net) producing wells, and proved reserves of approximately 1.6 MMBoe. During 2013, Texon drilled and completed another 2 gross (1.5 net) wells resulting in 7 gross (6.0 net) producing wells as of March 8, 2013. During March 2013, the Texon properties had average net daily production of approximately 717 Boe/d.

        As of December 31, 2013, we were running a two-rig horizontal development program and, during December 2013, we had average net daily production of approximately 2,566 Boe/d from our Eagle Ford properties. Since our acquisition of the Texon properties in March 2013 through December 31, 2013, we have spent $133.6 million drilling a total of 24 gross (20.0 net) Eagle Ford horizontal wells, of which 16 are producing and 8 are awaiting completion. In 2014, we expect to spend approximately $210 million to $220 million on development and production assets.

        In May 2014, we entered into a Purchase and Sale Agreement for the acquisition of working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively.

Mississippian/Woodford

        The Mississippian/Woodford formation spans six counties located throughout northeastern Oklahoma and southwestern Kansas. As of December 31, 2013, our properties in the Mississippian/Woodford consisted of approximately 76,468 gross (45,913 net) acres that are primarily located in Logan County, Oklahoma along the eastern flank of the Nemaha Ridge. We acquired the majority of these properties through direct mineral leases with the mineral owners. As of December 31, 2013, we were running a two-rig horizontal program to appraise the economic potential of our Mississippian/Woodford properties. During 2013, we spent $64.3 million drilling a total of 32 gross (14.7 net) Mississippian/Woodford wells, of which 23 are producing and 9 are drilling or awaiting completion as of December 31, 2013. During the month of December 2013, we had average net daily production of approximately 1,135 Boe/d from our Mississippian/Woodford properties. For the year ended December 31, 2013, we had average net daily production of approximately 503 Boe/d from these properties. In 2014, we expect to spend approximately $60 million to $70 million on development and production assets.

Denver-Julesburg

        As of December 31, 2013, our Denver-Julesburg properties consisted of approximately 5,815 gross (4,863 net) acres that are primarily located in Weld County, Colorado. In 2013, we spent $14.1 million drilling and/or completing a total of 20 gross (19.4 net) vertical Wattenberg wells and 14 gross (3.5 net) horizontal Niobrara wells, of which 22 were producing and 12 were awaiting completion as of December 31, 2013. During the month of December 2013, we had average net daily production of approximately 837 Boe/d from our Denver-Julesburg properties. For the year ended December 31, 2013, we had average net daily production of approximately 506 Boe/d from these properties. In May 2014, we entered into a Purchase and Sale Agreement to divest our remaining Denver-Julesburg Basin assets to focus on the development of our operated assets in our other major operating areas. The sale is expected to close before September 30, 2014. See Item 3.A. "Recent Developments—Divestitures."

Bakken

        As of December 31, 2013, our Bakken properties consisted of approximately 88,527 gross (3,166 net) acres that are primarily located in McKenzie, Dunn and Mountrail Counties, North Dakota. The majority of these properties are operated by EOG Resources, Inc. and Hess Corporation. During the month of December 2013, we had average net daily production of approximately 490 Boe/d from our Bakken properties. For the year ended December 31, 2013, we had average net daily production of approximately 576 Boe/d from our Bakken properties. During 2013, we spent approximately $7.1 million to participate in approximately 12 gross (1.0 net) horizontal wells. In November and December 2013, we sold our interest in our Phoenix prospect located in the Bakken. See Item 4.A. "Information on Sundance—History and Development." We expect to continue to divest our Bakken assets as we continue to focus on the development of our operated assets in our other major operating areas.

Title to Properties

        Our properties are subject to what we believe to be customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We believe that we have generally satisfactory title to or rights in all of our producing properties. As is customary in the oil and gas industry, we conduct what we believe to be sufficient investigation of title at the time we acquire undeveloped properties and generally make title investigations and receive title opinions of local counsel before we commence drilling operations. We believe that we have satisfactory title to all of our other assets. Although title to our properties is subject to encumbrances in certain cases, we believe that none of these burdens will materially detract from the value of our properties or from our interest therein or will materially interfere with the operation of our business.

Facilities

        We lease approximately 24,200 square feet of office space at 633 17th Street, Denver, Colorado, where our principal offices are located. We do not have any material field office facilities.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

A.    Operating Results

        You should read the following discussion and analysis in conjunction with Item 3.A. "Key Information—Selected Financial Data" and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this registration statement.

        In addition to historical information, the following discussion contains forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See Item 3.D. "Key Information—Risk Factors" for a discussion of factors that could cause or contribute to such differences.

Overview

        We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins, and our current operational activities are focused in the Eagle Ford, Mississippian/Woodford, Denver-Julesburg and Bakken.

        We intend to utilize our U.S.-based management and technical team to appraise, develop, produce and grow our portfolio of assets. Our strategy is to develop assets where we are the operator and have high working interests, which positions us to control the pace of our development and the allocation of our capital resources. As of December 31, 2013, we operated approximately 85% of our developed acreage with an average working interest of 82% with respect to such developed acreage.

        Our properties and operations have changed significantly over the past 18 months, with the divestiture of our interest in properties located in the South Antelope field of the Williston Basin, North Dakota and our expected disposition of DJ Basin in September 2012 and by September 30, 2014, respectively, and the acquisition of Texon in March 2013, through which we acquired the majority of our Eagle Ford assets. See Item 4.A. "History and Development—Acquisitions."

        Over the past few years, we have shifted our focus from being a primarily low working-interest, non-operating participant to a high working-interest operator. By divesting our low working-interest prospects and realizing significant returns on investment, we have been able to fund a substantial portion of our investments in higher-interest wells while maintaining what we view as a conservative balance sheet.

        Netherland Sewell estimated our proved reserves to be approximately 20.7 MMBoe as of December 31, 2013, of which approximately 62% are oil, approximately 25% are liquids-rich natural gas and approximately 13% NGLs, with a PV-10 of approximately $337.0 million.

How We Conduct Our Business and Evaluate Our Operations

        We employ our capital resources for exploration, acquisitions and development in what we believe to be the most attractive opportunities available to us as market conditions evolve. We have historically acquired properties that we believe have significant appreciation potential through exploration, development, production optimization or cost reduction. We intend to continue to focus our efforts on the acquisition of operated properties to the extent we believe they meet our return objectives.

        We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations, including:

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  production volumes;

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  realized prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts;

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  lease operating and production expenses;

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  general and administrative expenses; and

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  Adjusted EBITDAX.

Production Volumes

        Production volumes directly impact our results of operations. Based on the expected timing of our drilling schedule and decline curves, we determine our oil and natural gas production budgets and forecasts. We assess our actual production performance by comparing oil and natural gas production at a prospect level to budgets, forecasts and prior periods. In addition, we compare our initial production rates compared to our peers in each of our operated prospects. For more information about our production volumes, see Item 4.B. "Information on Sundance—Business Overview—Operating Data—Production and Pricing."

Realized Prices on the Sale of Oil and Natural Gas

        Factors Affecting the Sales Price of Oil and Natural Gas.    We expect to market our oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as geopolitical events, economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

        Oil.    The New York Mercantile Exchange—West Texas Intermediate (NYMEX-WTI) futures price is a widely used benchmark in the pricing of domestic crude oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials. Quality differentials to NYMEX-WTI prices result from the fact that oil differs in its molecular makeup, which plays an important part in refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (i) the American Petroleum Institute ("API") gravity of the oil; and (ii) the percentage of sulfur content by weight of the oil. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value and, therefore, depending on supply and demand fundamentals, normally sell at a higher price than heavier oil. Oil with low sulfur content ("sweet" oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur content oil ("sour" oil).

        Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the proximity to the major consuming and refining markets. Oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

        Oil prices have historically been extremely volatile, and we expect this volatility to continue. For example, the NYMEX-WTI oil price ranged from a high of $109.39 per Bbl to a low of $77.72 per Bbl during 2012 and from a high of $110.62 per Bbl to a low of $87.65 per Bbl during 2013. Our realized price per Bbl varies by basin and is based upon transportation costs, mainly trucking costs and pipeline tariffs, and regional basis differentials.

        Natural Gas.    The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality and location differentials. Quality differentials to NYMEX-Henry Hub prices result from: (i) the Btu content of natural gas, which measures its heating value; and (ii) the percentage of sulfur, CO2 and other inert content by volume. Wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Natural gas with low sulfur and CO2 content sells at a premium to natural gas with high sulfur and CO2 content because of the added cost to separate the sulfur and CO2 from the natural gas to render it marketable. Wet natural gas is processed in third-party natural gas plants, and residue natural gas as well as NGLs are recovered and sold. Dry natural gas residue from our properties is generally sold based on index prices in the region from which it is produced.

        Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the proximity to the major consuming markets. The processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds also affects the differential. Generally, these index prices have historically been at a discount to NYMEX-Henry Hub natural gas prices.

        Natural gas prices have historically been extremely volatile, and we expect this volatility to continue. For example, the NYMEX-Henry Hub natural gas price ranged from a high of $3.77 per MMBtu to a low of $1.82 per MMBtu during 2012 and from a high of $4.52 per MMBtu to a low of $3.08 per MMBtu during 2013. Our realized gas price per MMBtu varies by basin based upon transportation costs, mainly pipeline tariffs, as well as liquids premiums and regional basis differentials.

        Commodity Derivative Contracts.    We have adopted a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices. Our current policy is to hedge up to 80% of forecasted proved developed producing production, but not more than 25% of total estimated production for the next five years. Should we reduce our estimates of future production to amounts that are lower than our commodity derivative volumes, we will reduce our positions as soon as practical. Our credit facilities prohibit us from entering into hedging arrangements for more than 85% of our projected production of oil and natural gas. For more information on our commodity derivative policy, see Item 11 "Quantitative and Qualitative Disclosure About Risk."

Lease Operating Expenses

        We strive to increase our production levels to maximize our revenue. We evaluate operating costs to determine reserves, rates of return, and current and long-term profitability of our wells. We expect expenses for utilities, direct labor, water injection and disposal, and materials and supplies to comprise the most significant portion of our oil and natural gas production expenses. Oil and natural gas production expenses do not include general and administrative costs or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities may result in increased oil and natural gas production expenses during periods the repairs are performed.

        A majority of our operating cost components are variable and may increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production-related activities, such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production. Over the life of hydrocarbon fields, the amount of water produced may increase and, as pressure declines in natural gas wells that also produce water, more power will be needed for artificial lift systems that help to remove water produced from the wells. Thus, production of a given volume of hydrocarbons may become more expensive each year as the cumulative oil and natural gas produced from a field increases until additional production becomes uneconomic. Our lease operating and production expense are both included in lease operating expenses.

        Production and Ad Valorem Taxes.    Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes. The state currently imposes a production tax equal to 4.6% of the market value of oil sold, and a regulatory fee and tax of 0.8125% per barrel of oil sold. The State of Texas also imposes a production tax equal to 7.5% of the market value of the natural gas sold, and a regulatory fee of 0.0667% per Mcf of gas sold. In addition to the state taxes, McMullen County, Texas assesses an annual ad valorem tax which currently is approximately 1.87% of the gross annual oil and gas sales value.

        Colorado imposes production taxes ranging from 2.0% to 5.0% of gross oil and natural gas sales, a conservation tax of 0.07% of oil and gas sales, and an annual ad valorem tax of approximately 7.0% of the assessed net sales from the property. Wyoming oil production taxes are assessed at a rate of 6.0% of net sales with a conservation tax of 0.04% of the gross income, and ad valorem taxes vary by county and average between 6.5% to 7.5% of net sales.

        Oklahoma currently has a production tax rate of 7.0% of the market value of the oil and gas sold. However, we have qualified for a horizontal well incentive tax rate of 1.0% which is imposed during the earlier of the first 48 months of sales or until the well has achieved payout. There is an additional excise tax of 0.095% on the value of oil and gas sold. Oklahoma ad valorem taxes are imposed on personal property, specifically well equipment, at a rate of approximately 12.0% of the value of the equipment.

        North Dakota currently imposes a production tax equal to 11.5% (5.0% production tax and 6.5% excise tax) of the market value of the oil sold.

        Generally, production taxes include taxes calculated on production volumes and sales values. Lease operating expenses including taxes which are calculated on asset values.

General and Administrative Expenses

        General and administrative expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense includes salaries, wages and related benefits for our corporate personnel. Stock compensation, including stock options and restricted share units, are expensed in the statement of comprehensive income over their vesting period. The total amount expensed over the vesting period is determined by reference to the fair value of the options and restricted share units at the grant date. Administrative expenses include overhead costs, such as maintaining our headquarters, costs of managing our production and development operations, audit and other fees for professional services, and legal compliance. Effective July 1, 2013, with retrospective application to January 1, 2013, we changed our general and administrative overhead policy whereby general and administrative overhead costs directly attributable to the exploration, acquisition and development of oil and gas properties such as salaries, wages, benefits and consultant fees, are capitalized. Prior to 2013 we did not capitalize allowable general and administrative overhead costs as amounts were insignificant.

Adjusted EBITDAX

        Adjusted EBITDAX is a supplemental, non-IFRS measure and is defined as our earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain (loss) on sale of non-current assets, exploration expense, share-based compensation and income and gains and losses on commodity hedging net of settlements of commodity hedging. We use this non-IFRS measure primarily to compare our results with other companies in the industry that make a similar disclosure. We believe that this measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining our operating performance that is calculated in accordance with IFRS. In addition, because Adjusted EBITDAX is not an IFRS measure, it may not necessarily be comparable to similarly titled measures employed by other companies. See Item 3.A. "Key Information—Selected Financial Data—Adjusted EBITDAX" for a reconciliation between Adjusted EBITDAX and net income before income tax expense.

Critical Accounting Policies and Estimates

        The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments, including those related to oil and natural gas revenues, oil and natural gas properties, fair value of derivative instruments, contingencies and litigation, and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. We have outlined below policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

        In addition, we note that our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2013.

Development and Production Assets and Plant and Equipment

        Development and production assets and plant and equipment are carried at cost less accumulated depreciation, amortization and, where applicable, impairment losses. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amount. A downward revision in reserves could increase depletion and amortization. A downward revision to the expected discounted future net cash flows, resulting from either a reduction to estimated reserves or sales prices or from an increase to estimated operating or developments costs, could result in a write-down to the carrying value of the underlying properties.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which are they are incurred.

Exploration and Evaluation Expenditure

        Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

        Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made. When production commences, the accumulated costs for the relevant area of interest are transferred to production assets and amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

        Our policy for exploration and evaluation (as discussed in Note 1(c) to our consolidated financial statements for the fiscal year ended December 31, 2013) requires us to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized an exploration and evaluation expenditure, our board of directors concludes that the capitalized expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalized amount will be written off through the statement of profit or loss and other comprehensive income.

Derivative Financial Instruments

        We use derivative financial instruments to hedge our exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity price swap, option and costless collar contracts. The use of these instruments is subject to policies and procedures as approved by our board directors. We do not trade in derivative financial instruments for speculative purposes. None of our derivative contracts have been designated as cash flow hedges for accounting purposes. Derivative financial instruments are initially recognized at cost, if any, which approximates fair value. Subsequent to initial recognition, derivative financial instruments are recognized at fair value. The derivatives are valued on a mark-to-market valuation, and the gain or loss on re-measurement to fair value is recognized through the statement of profit or loss and other comprehensive income. The estimated fair value of our derivative instruments requires substantial judgment. These values are based upon, among other things, option pricing models, futures prices, volatility, time to maturity and credit risk. The values we report in our financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control. The effect on profit and equity as a result of changes in oil prices is included in Quantitative and Qualitative Disclosures About Risk, Oil Prices Risk Sensitivity Analysis.

Estimates of Reserve Quantities

        The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of amortization (depletion), and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of amortization (depletion), and depreciation expense and the assessment of possible impairment of assets, management prepares reserve estimates that conform to guidelines prepared by the Society of Petroleum Engineers. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting.

Income taxes

        We provide for deferred income taxes on the difference between the tax basis of an asset or liability and its carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in predicting when these events may occur and whether recovery of an asset is more likely than not. Additionally, our federal and state income tax returns are generally not filed before the consolidated financial statements are prepared. Therefore, we estimate the tax basis of our assets and liabilities at the end of each period as well as the effects of tax rate changes, tax credits, and net operating and capital loss carryforwards and carrybacks. Adjustments related to differences between the estimates we use and actual amounts we report are recorded in the periods in which we file our income tax returns. These adjustments and changes in our estimates of asset recovery and liability settlement could have an impact on our results of operations. Revisions to our estimated effective tax rate could increase or decrease our reported income tax expense or benefit.

        Because our Australian operations are not significant to the consolidated profit or loss, foreign income taxes are not significant to consolidated income tax expense. Our effective and statutory income tax rates could be impacted by the state income tax rates in which we operate, and the effective and statutory income tax rates are not significantly different as the amount of permanent differences resulting from treatment that differs for assets and liabilities for financial and tax reporting purposes is not significant. The tax impact of temporary differences, primarily development and production assets and exploration and evaluation expenditures, is reflected in deferred income taxes. At December 31, 2013 and 2012, we had no unrecognized tax benefits that would impact our effective tax rate and we have not provided for interest or penalties related to uncertain tax positions.

Recently Issued Accounting Standards

IFRS 15—Revenue from Contracts with Customers

        In May 2014, the IASB issued IFRS 15, which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Statement allows for the use of either the full or modified retrospective transition method, and the standard will be effective for us in the first quarter of our fiscal year 2017. We are currently evaluating the impact of this new standard on our consolidated financial statements, as well as which transition method we intend to use.

Certain Differences Between IFRS and GAAP

        IFRS differs from GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and GAAP. Our significant accounting policies are described in Note 1 of our consolidated financial statements for the year ended December 31, 2013.

Comparison of Results of Operations

        The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this registration statement. Comparative results of operations for the period indicated are discussed below.

Change in Accounting Policy

        Effective July 1, 2013, we retrospectively changed our general and administrative overhead policy ("capitalised overhead policy") from expensing overhead costs directly attributable to the exploration, acquisition and development of oil and gas properties such as salaries, wages, benefits and consultant fees, to capitalizing these costs using an appropriate allocation method in accordance with AASB 6—Exploration and Evaluation Assets and AASB 116—Property and Equipment. This new policy provides reliable and more relevant information as we have shifted our focus from non-operated properties to operated properties and this policy better aligns costs with revenues.

        We adopted the capitalised overhead policy subsequent to the issuance of our report for the half year ended June 30, 2013 and retrospectively applied the policy to January 1, 2013. We determined the capitalized overhead amounts for periods ended on or before December 31, 2012 were immaterial.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

        Revenues and Production.    The following table provides the components of our revenues for the years ended December 31, 2013 and 2012, as well as each period's respective sales volumes:

	Year ended December 31,
				Change as %
	2013	2012	Change in $
	(audited)	(unaudited)
Revenue (In $ '000s)
Oil sales	$79,365	$33,743	$45,622	135.2%
Natural gas sales	2,774	2,029	745	36.7%
NGL	3,206	—	3,206	100.0%

Product revenue	$85,345	$35,772	$49,573	138.9%

	Year ended December 31,
			Change in Volume	Change as %
	2013	2012
	(audited)	(unaudited)
Net sales volumes:
Oil (Bbls)	827,432	397,913	429,519	107.9%
Natural gas (Mcf)	934,200	505,543	428,657	84.8%
NGL (Bbls)	95,821	—	95,821	100.0%

Oil equivalent (Boe)	1,078,953	482,170	596,783	123.8%

        Barrel of oil equivalent (Boe) and average net daily production (Boe/d).    Production increased by 596,783 Boe (123.8%) to 1,078,953 Boe (2,956 Boe/d) for the year ended December 31, 2013 compared to 482,170 Boe (1,321 Boe/d) for the year ended December 31, 2012. The increase in production volumes was primarily due to a net increase from 186 gross (49.4 net) producing wells to 213 gross (99.9 net) wells. This higher net producing well count was achieved through execution of our strategy to divest lower working interest wells and increase operated drilling activity and production through the Texon merger. Our production is oil-weighted, with oil representing 77% and 83% of total production for the years ended December 31, 2013 and 2012, respectively.

        Oil sales.    Oil sales increased by $45.6 million (135.2%) to $79.4 million for the fiscal year ended December 31, 2013 from $33.7 million for the year ended December 31, 2012. Increase in oil revenues was the result of both increased oil production volumes and improved product pricing. Oil production volumes increased 107.9% to 827,432 Bbls for the year ended December 31, 2013 compared to 397,913 Bbls for the year ended December 31, 2012. The average price we realized on the sale of our oil increased by 13.1% to $95.92 per Bbl for the year ended December 31, 2013 from $84.80 per Bbl for the year ended December 31, 2012.

        Natural gas sales.    Natural gas sales increased by $0.7 million (36.7%) to $2.8 million for the year ended December 31, 2013 from $2.0 million for the ended December 31, 2012. Increase in natural gas revenues was primarily the result of increased production volumes. Natural gas production volumes increased 428,657 Mcf (84.8%) to 934,200 Mcf for the year ended December 31, 2013 compared to 505,543 Mcf for the ended December 31, 2012. The average price we realized on the sale of our natural gas decreased by 26.0% to $2.97 per Mcf for the year ended December 31, 2013 from $4.01 per Mcf for the year ended December 31, 2012.

        NGL sales.    Prior to the year ended December 31, 2013, our NGL sales were insignificant as compared to our overall gas sales and as such, were included in our natural gas sales.

	Year ended December 31,
Selected per Boe metrics	2013	2012	Change	Percent
	(audited)	(unaudited)
Total oil and natural gas revenues	$79.10	$74.19	$4.91	6.6%
Lease operating expenses	11.23	7.89	3.34	42.3%
Production taxes	5.80	7.98	(2.18)	(27.3)%

Lease operating and production tax expenses	17.03	15.87	1.16	7.3%
Depreciation and amortization	33.57	26.69	6.88	25.8%
General and administrative expense	14.18	19.41	(5.23)	(26.9)%

        Lease operating expenses.    Our lease operating expenses ("LOE") increased by $8.3 million (218.4%) to $12.1 million for the year ended December 31, 2013 from $3.8 million for the year ended December 31, 2012. The increase in LOE was primarily due to additional production (increased 123.8% over the comparable period in 2012).

        Production taxes.    Our production taxes increased by $2.5 million (62.8%) to $6.3 million for the year ended December 31, 2013 from $3.8 million for the year ended December 31, 2012. The increase was less than the 138.9% increase in oil, natural gas and NGL revenue, and production taxes per Boe declined by $2.18 (27.3%), due to divesting the majority of our production in North Dakota, which has a 10.6% effective production tax rate compared to Texas, Oklahoma and Colorado, which have effective production tax rates of 6.8%, 1.3%, and 10.2%, respectively.

        Depreciation and amortization expense, including depletion.    Our depreciation and amortization expense increased by $23.4 million (181.5%) to $36.2 million for the year ended December 31, 2013 from $12.9 million for the year ended December 31, 2012. The increase reflects our increase in production (123.8%) and an increase in our asset base, subject to amortization as a result of our drilling acquisition and activity, and our Texon acquisition during 2013. Depreciation and amortization per Boe increased by approximately 25.8% to $33.57.

        General and administrative expenses.    General and administrative expenses are comprised of employee benefits expense, including salaries and wages, and administrative expenses. Employee benefits expense increased by $1.1 million (22.0%) to $6.1 million for the year ended December 31, 2013 from $5.0 million for the year ended December 31, 2012. Included in the employee benefits expense for the fiscal year ended December 31, 2013 in accordance with IFRS 2 Share-based Payment is a stock-based compensation charge of $1.6 million for options issued to officers, management and employees, an increase of $0.4 million (30.6%) compared to $1.2 million for the twelve-month period ended December 31, 2012. Excluding share-based stock compensation, employee benefits increased $0.7 million for year ended December 31, 2013, compared to the year ended December 31, 2012. This increase was primarily driven by an increased number of employees that was necessary to support the execution of our change in strategy. As of December 31, 2013, we had 47 employees, an increase of 20 employees (74.1%) from December 31, 2012.

        Administrative expense increased by $4.8 million (111.8%) to $9.1 million for the year ended December 31, 2013 from $4.3 million for the year ended December 31, 2012. Included in administrative expenses were $0.5 million of costs related to the Texon acquisition and $2.1 million of costs related to our proposed initial public offering, which was subsequently abandoned, incurred in the year ended December 31, 2013. Excluding acquisition and offering-related expense, administrative expenses increased $2.2 million for the year ended December 31, 2013. This increase was primarily due to an increase in the level of our activity and number of employees.

        General and administrative expenses per Boe decreased by 26.9% as compared to the prior year, primarily related to a change in policy, effective January 1, 2013, whereby the overhead costs, including salaries, wages, benefits and consultant fees, directly attributable to the exploration, acquisition and development of oil and gas properties are capitalized. Total amount capitalized for the year ended December 31, 2013 was $2.3 million. Prior to 2013, overhead amounts allowable for capitalization were insignificant and therefore, we did not capitalize overhead costs in the comparable period in 2012.

        Finance costs, net of interest income.    Finance costs, net of interest income and amounts capitalized, decreased by $1.1 million (147.1%), resulting in net interest income of $0.4 million for the fiscal year ended December 31, 2013 from a net cost of $0.7 million for the twelve-month period ended December 31, 2012. The change relates to the capitalization of $1.3 million of interest to our oil and natural gas properties related to interest charges incurred. Prior to 2013, these interest amounts subject to capitalization were insignificant and therefore, we did not capitalize interest in the comparable period in 2012.

        Gain/(loss) on commodity hedging.    The gain/(loss) on commodity hedging changed by $1.7 million to a $0.6 million loss for the year ended December 31, 2013 compared to a $1.1 million gain for the year ended December 31, 2012.

        Profit attributable to owners of Sundance (or net income).    Our profit attributable to owners of Sundance (or net income after tax) decreased by $65.1 million (80.3%) to net income of $15.9 million for the year ended December 31, 2013 from net income of $81.1 million for the year ended December 31, 2012, which included a pre-tax gain on the sale of our South Antelope prospect of $122.5 million. Excluding the gain on sale, our profit attributable to owners increased $57.4 million.

        Adjusted EBITDAX.    Adjusted EBITDAX increased by $31.9 million (154.1%) to $52.6 million for the year ended December 31, 2013 from $20.7 million for the year ended December 31, 2012. The overall increase in Adjusted EBITDAX was primarily driven by our production and revenue growth.

Six-Month Period Ended December 31, 2012 Compared to Six-Month Period Ended December 31, 2011

        Revenues and Production.    The following table provides the components of our revenues for the six-month periods ended December 31, 2012 and 2011, as well as each period's respective sales volumes:

	Six-month period ended December 31,
			Change in $	Change as %
	2012	2011
	(audited)	(unaudited)
Revenues (In $ '000s)
Oil sales	$16,790	$11,012	$5,778	52.5%
Natural gas sales	934	727	207	28.5%

Total revenues	$17,724	$11,739	$5,985	51.0%

	Six-month period ended December 31,
			Change in Volume	Change as %
	2012	2011
	(audited)	(unaudited)
Net sales volumes:
Oil (Bbl)	195,498	135,234	60,264	44.6%
Natural gas (Mcf)	260,435	124,305	136,130	109.5%

Oil equivalent (Boe)	238,904	155,952	82,952	53.2%

        Barrel of oil equivalent (Boe) and average net daily production (Boe/d).    Production increased by 82,952 Boe (53.2%) to 238,904 Boe (1,298 Boe/d) for the six-month period ended December 31, 2012 compared to 155,952 Boe (848 Boe/d) for the same period in 2011. The producing well count increased by 44 gross (35.4 net) to 186 gross (49.4 net) from 142 gross (14.0 net). The increase in production was primarily due to these new producing wells. In September 2012, we disposed of 42 gross (4.5 net) low working interest South Antelope field wells. We also disposed of 4 gross (0.6 net) low working interest Pawnee wells. This higher net producing well count was achieved through execution of our strategy to divest lower working interest wells and increase operated drilling activity and production. Production was not impacted by the December 2012 acquisition of 22 gross (22.0 net) producing wells in the Denver-Julesburg as these were acquired at the end of the period. Our production is oil-concentrated, with oil comprising 82% and 87% of total production for the six months ended December 31, 2012 and 2011, respectively.

        Oil sales.    Oil sales increased by $5.8 million (52.5%) to $16.8 million for the six-month period ended December 31, 2012 from $11.0 million for the same period of 2011. Favorable revenues were the result of both increased oil production volumes and improved product pricing. Oil production volumes increased 44.6% to 195,498 Bbls for the six-month period ended December 31, 2012 compared to 135,234 Bbls for the same period in 2011. The average price realized on the sale of our oil increased by 5.5% to $85.88 per Bbl for the six-month period ended December 31, 2012 from $81.43 per Bbl for the same six-month period in 2011.

        Natural gas sales.    Natural gas sales increased by $0.2 million (28.5%) to $0.9 million for the six-month period ended December 31, 2012 from $0.7 million for the same period of 2011. Increased natural gas production volumes more than offset price declines between the periods. Natural gas production volumes increased 136,130 Mcf (109.5%) to 260,435 Mcf for the six-month period ended December 31, 2012 compared to 124,305 Mcf for the same period in 2011. The average price we realized on the sale of our natural gas declined by 38.5% to $3.59 per Mcf for the six-month period ended December 31, 2012 from $5.84 per Mcf for the same period of 2011.

	Six-month period ended December 31,
Selected Per Boe Metrics	2012	2011	Change	Percent
	(audited)	(unaudited)
Total oil and natural gas revenues	$74.19	$75.27	$(1.08)	(1.4)%
Lease operating expenses	9.19	9.56	(0.37)	(3.9)%
Production taxes	7.90	8.29	(0.39)	(4.7)%

Lease operating and production tax expenses	17.09	17.85	(0.76)	(4.3)%
Depreciation and amortization expense	25.60	27.94	(2.34)	(8.4)%
General and administrative expense	24.32	21.26	3.06	14.4%
        Lease operating expenses.    Our LOE increased by $0.7 million (47.2%) to $2.2 million for the six-month period ended December 31, 2012 from $1.5 million for the same period in 2011. This increase was primarily due to additional production, which increased 53.2% over the same periods. LOE per Boe slightly decreased.

        Production taxes.    The increase in the production tax expense of $0.6 million (45.8%) was consistent with that of the increase in oil and natural gas revenue (51.0%) for the six-month period ended June 30, 2012 compared to same period in 2011. Production tax per Boe slightly decreased.

        Depreciation and amortization expense, including depletion.    Our depreciation and amortization expense increased by $1.8 million (40.3%) to $6.1 million for the six-month period ended December 31, 2012 from $4.4 million for the same period in 2011. The increase reflects our increase in production (53.2%) and an increase in our asset base subject to amortization as a result of our drilling activity during 2012. Depreciation and amortization per Boe decreased by approximately 8.4% to $25.60.

        General and administrative expenses.    General and administrative expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense increased by $0.7 million (34.4%) to $2.8 million for the six-month period ended December 31, 2012 from $2.1 million for the same period in 2011. Included in the employee benefits expense for the six-month period ended December 31, 2012 in accordance with IFRS 2 Share-Based Payment is a stock-based compensation charge of $0.8 million for options issued to officers and employees, an increase of $0.4 million (87.5%) compared to $0.4 million for the same period in 2011. Excluding stock-based compensation, employee benefits expense increased by $0.3 million (19.9%) to $2.0 million for the six-month period ended December 31, 2012 from $1.6 million for the same period in 2011. This increase was primarily driven by higher head count that was necessary to support the execution of our change in strategy. As of December 31, 2012, we had 25 employees, an increase of 9 employees (56%) from December 31, 2011.

        Administrative expense increased by $1.8 million (150.0%) to $3.0 million for the six-month period ended December 31, 2012 from $1.2 million for the same period in 2011. Included in administrative expenses were $0.7 million of costs related to the Texon acquisition incurred in the six-month period ended December 31, 2012. Excluding acquisition related expenses, administrative expenses increased $1.1 million (86.4%) for the six-month period ended December 31, 2012. This increase was primarily due to an increase in the level of our activity and number of employees.

        General and administrative expense per Boe increased by 14.4% as we increased our staffing levels to support the growth of our drilling program and operated production that we expected and have realized through December 31, 2012.

        Gain on sale of non-current assets.    Gain on sale of non-current assets was $122.3 million for the six-month period ended December 31, 2012 compared to $0.5 million for the same period in 2011. Substantially all of the gain on sale for the six-month period ended December 31, 2012 was the result of the sale of non-operated wells and acreage in properties located in the South Antelope field for $172 million.

        Finance costs, net of interest income.    Finance costs, net of interest income, increased by $0.8 million to $0.6 million for the six-month period ended December 31, 2012 from $0.2 million of interest income for the same period in 2011. The increase related to $0.3 million of interest expense on our outstanding debt under our former Bank of Oklahoma credit facility, and the $0.3 million write-off of capitalized deferred loan costs related to the extinguishment of the Bank of Oklahoma credit facility in December 2012. The write-off was the result of our refinancing such debt with Wells Fargo Bank, N.A.

        Gain/(loss) on commodity hedging.    The gain/(loss) on commodity hedging changed by $0.8 million to a $0.6 million loss for the six-month period ended December 31, 2012 compared to a $0.2 million gain for the same period in 2011.

        Income tax expense.    Income tax expense for the six-month period ended December 31, 2012 was $46.6 million compared to $0.7 million for the same period in 2011. Substantially all of the income tax expense in the six-month period ended December 31, 2012 was related to the gain on the sale of our interest in properties located in the South Antelope field. The income tax expense related to the gain on the South Antelope field sale has been deferred through qualifying Section 1031 like-kind exchanges and the use of income tax credits generated by our intangible drilling costs. Our current portion of our deferred income tax liability is insignificant relative to its total deferred income tax liability.

        Profit attributable to owners of Sundance (or net income).    Our net income increased by $75.0 million to $76.2 million for the six-month period ended December 31, 2012 from $1.2 million for the same period in 2011. As more fully described above, the increase was primarily related to the gain on sale of certain oil and natural gas properties, net of income tax expense.

        Adjusted EBITDAX.    Adjusted EBITDAX increased by $3.7 million (64.1%) to $9.2 million for the six-month period ended December 31, 2012 from $5.6 million for the same period in 2011. This increase in profitability was primarily driven by our increased production and improved product pricing.

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

        Revenues and Production.    The following table provides the components of our revenues for the fiscal years ended June 30, 2012 and 2011, as well as each period's respective sales volumes:

	Year ended June 30,
				Change as %
	2012	2011	Change in $
	(audited)	(audited)
Revenue (In $ '000s)
Oil sales	$27,965	$16,706	$11,259	67.4%
Natural gas sales	1,822	1,470	352	23.9%

Product revenue	$29,787	$18,176	$11,611	63.9%

	For the fiscal year ended June 30,
			Change in Volume	Change as %
	2012	2011
	(audited)	(audited)
Net sales volumes:
Oil (Bbls)	337,650	210,060	127,590	60.7%
Natural gas (Mcf)	370,296	282,463	87,833	31.1%

Oil equivalent (Boe)	399,366	257,137	142,229	55.3%

        Barrel of oil equivalent (Boe) and average net daily production (Boe/d).    Production increased by 142,229 Boe (55.3%) to 399,366 Boe (1,091 Boe/d) for the fiscal year ended June 30, 2012 compared to 257,137 Boe (704 Boe/d) for the fiscal year ended June 30, 2011. The increase in production volumes was primarily due to a net increase from 107 gross (10.7 net) producing wells to 184 gross (22.0 net) wells as a result of our successful drilling program in the Bakken and Denver-Julesburg during the fiscal year ended June 30, 2012. Our production is oil-concentrated, with oil comprising 85% and 82% of total production for the years ended June 30, 2012 and 2011, respectively.

        Oil sales.    Oil sales increased by $11.3 million (67.4%) to $28.0 million for the fiscal year ended June 30, 2012 from $16.7 million for the fiscal year ended June 30, 2011. Increase in oil revenues was the result of both increased oil production volumes and improved product pricing. Oil production volumes increased 60.7% to 337,650 Bbls for the fiscal year ended June 30, 2012 compared to 210,060 Bbls for the fiscal year ended June 30, 2011. The average price we realized on the sale of our oil increased by 4.1% to $82.82 per Bbl for the fiscal year ended June 30, 2012 from $79.53 per Bbl for the fiscal year ended June 30, 2011.

        Natural gas sales.    Natural gas sales increased by $0.4 million (23.9%) to $1.8 million for the fiscal year ended June 30, 2012 from $1.5 million for the fiscal year ended June 30, 2011. Increase in natural gas revenues was primarily the result of increased production volumes, partially offset by lower realized product pricing. Natural gas production volumes increased 87,833 Mcf (31.1%) to 370,296 Mcf for the fiscal year ended June 30, 2012 compared to 282,463 Mcf for the fiscal year ended June 30, 2011. The average price we realized on the sale of our natural gas decreased by 5.4% to $4.92 per Mcf for the fiscal year ended June 30, 2012 from $5.20 per Mcf for the fiscal year ended June 30, 2011.

	Year ended June 30,
Selected per Boe metrics	2012	2011	Change	Percent
	(audited)	(audited)
Total oil and natural gas revenues	$74.59	$70.69	$3.90	5.5%
Lease operating expenses	7.76	3.46	4.30	124.3%
Production taxes	8.15	7.65	0.50	6.5%

Lease operating and production tax expenses	15.91	11.11	4.80	43.2%
Depreciation and amortization	27.82	25.31	2.51	9.9%
General and administrative expense	17.18	20.76	(3.58)	(17.2)%

        Lease operating expenses.    Our LOE increased by $2.2 million to $3.1 million for the fiscal year ended June 30, 2012 from $0.9 million for the fiscal year ended June 30, 2011. Although partially due to an increase in production, LOE/Boe increased $4.30/Boe (124.3%) to $7.76/Boe for the fiscal year ended June 30, 2012 compared to $3.46/Boe for fiscal year ended June 30, 2011. This increase was due to higher operating expenses related to increased concentration of our production coming from our non-operated wells in the Williston Basin.

        Production taxes.    The increase in the production tax expense (65.3%) was consistent with that of the increase in oil and natural gas revenue (63.9%) for the fiscal year ended June 30, 2012 compared to fiscal year ended June 30, 2011. Production taxes per Boe increased by 6.5%, which was primarily due to increased production in states with higher severance and ad valorem tax rates.

        Depreciation and amortization expense, including depletion.    Our depreciation and amortization expense increased by $4.6 million (70.7%) to $11.1 million for the fiscal year ended June 30, 2012 from $6.5 million for the fiscal year ended June 30, 2011. The increase reflects our increase in production (55.3%) and growing number of net producing wells. Depreciation and amortization per Boe increased by approximately 9.9% to $27.82.

        General and administrative expenses.    General and administrative expenses are comprised of employee benefits expense (including salaries and wages) and administrative expenses. Employee benefits expense increased by $0.8 million (21.2%) to $4.3 million for the fiscal year ended June 30, 2012 from $3.6 million for the fiscal year ended June 30, 2011. Included in the employee benefits expense for the fiscal year ended June 30, 2012 in accordance with IFRS 2 Share-based Payment is a stock-based compensation charge of $0.8 million for options issued to officers, management and employees, a decrease of $0.4 million (32.1%) compared to $1.2 million for the fiscal year ended June 30, 2011. Excluding share-based stock compensation, employee benefits increased $1.1 million for fiscal year ended June 30, 2012, compared to the fiscal year ended June 30, 2011, which was due to an increase in our number of employees and related salary and payroll expense. As of June 30, 2012, we had 18 employees, an increase of 4 employees (29%) from June 30, 2011.

        Administrative expense increased by $0.8 million (43.3%) to $2.5 million for the fiscal year ended June 30, 2012 from $1.8 million for the fiscal year ended June 30, 2011. This increase was due to an increase in our level of activity and number of employees. General and administrative expenses per Boe decreased by 17.2%.

        Finance costs, net of interest income.    Interest income, net of expense, decreased by $0.2 million (64.4%) to $0.1 million of interest income for the fiscal year ended June 30, 2012 from $0.3 million of interest income for the fiscal year ended June 30, 2011. The decrease resulted from interest incurred on debt outstanding under our former Bank of Oklahoma credit facility in the fiscal year ended June 30, 2012 compared to no outstanding debt during the fiscal year ended June 30, 2011.

        Gain/(loss) on commodity hedging.    The gain/(loss) on commodity hedging changed by $3.0 million to a $1.9 million gain for the fiscal year ended June 30, 2012 compared to a $1.1 million loss for the fiscal year ended June 30, 2011.

        Profit attributable to owners of Sundance (or net income).    For the reasons discussed above, our profit attributable to owners of Sundance (or net income after tax) decreased by $1.0 million (14.5%) to net income of $6.0 million for the fiscal year ended June 30, 2012 from net income of $7.0 million for the fiscal year ended June 30, 2011.

        Adjusted EBITDAX.    Adjusted EBITDAX increased by $7.1 million (71.0%) to $17.1 million for the fiscal year ended June 30, 2012 from $10.0 million for the fiscal year ended June 30, 2011. The overall increase in Adjusted EBITDAX is consistent with the increase in production.

B.    Liquidity and Capital Resources

        Our primary sources of liquidity to date have been proceeds from strategic dispositions of low-interest non-operated oil and natural gas properties, private placements of ordinary shares, borrowings under our credit facilities and cash flows from operations. Our primary use of capital has been for the acquisition and development of oil and natural gas properties. Our future ability to grow our reserves and production will be highly dependent on the capital resources available to us. In December 2012, we entered into our $300 million Senior Credit Facility with Wells Fargo Bank, N.A., which as of December 31, 2013, has a borrowing base of $48 million ($15 million of which was outstanding as of December 31, 2013). In August 2013, we entered into our Junior Credit Facility with Wells Fargo Energy Capital, Inc., under which we may borrow up to $100 million ($15 million of which was outstanding as of December 31, 2013). In May 2014, our borrowing capacity under our Credit Facilities increased from an aggregate of $63 million to $135 million. The increase in our borrowing capacity was driven by the significant uplift our proved oil and gas reserves as of December 31, 2013. In conjunction with the increase in our borrowing base, we have expanded the syndicate of banks under our Senior Credit Facility. Led by Wells Fargo, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.

        Our 2014 capital budget is approximately $270 million to $290 million, which we intend to use toward the development of our oil and natural gas projects. We also expect to spend approximately $48 million to $52 million towards exploration and evaluation. We believe that our internally generated cash flows and expected future availability under our Senior Credit Facility and Junior Credit Facility will be sufficient to fund our operations and planned capital expenditures for at least the next 12 months. We may also use other sources of capital, including the issuance of debt or equity securities, to fund acquisitions or maintain our financial flexibility.

        The amount, timing and allocation of these and other future expenditures is largely discretionary. As a result, the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities, timing of projects and market conditions. We expect that in the future our commodity derivative positions will help us stabilize a portion of our expected cash flows from operations despite potential declines in the price of oil and natural gas. However, should commodity prices decline for an extended period of time or the capital/credit markets become constrained, the borrowing capacity under our credit agreements could be adversely affected. In the event of a reduction in the borrowing base under our credit agreements, we may be required to prepay some or all of our indebtedness, which would adversely affect our capital expenditure program.

Cash Flows

        Our cash flows for the fiscal year ended December 31, 2013, for the twelve-month period ended December 31, 2012, for the six-month periods ended December 31, 2012 and 2011, and for the fiscal years ended June 30, 2012 and 2011 are as follows:

	Year ended December 31,		Six-month period ended December 31,		Fiscal year ended June 30,
(In $ '000s)	2013	2012	2012	2011	2012	2011
	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(audited)
Financial Measures:
Net cash provided by operating activities	$62,646	$19,123	$9,386	$2,095	$11,832	$8,908
Net cash provided by (used in) investing activities	(164,355)	93,355	114,571	(14,933)	(36,149)	(13,465)
Net cash provided by (used in) financing activities	44,455	29,661	14,846	(81)	14,734	18,869
Cash and cash equivalents	96,871	154,110	154,110	11,701	15,328	25,244
Payments for development expenditure	(154,700)	(52,725)	(32,551)	(14,659)	(34,833)	(22,889)
Payments for exploration expenditure	(20,006)	(13,115)	(8,031)	(601)	(5,685)	(1,362)
Acquisitions, net	(27,273)	(11,470)	(11,470)	—	—	—
Proceeds from the sale of non-current assets	37,848	178,042	173,822	459	4,679	10,647

Cash flows provided by operating activities

        Net cash provided by operating activities for the fiscal year ended December 31, 2013 was $62.6 million compared to $19.1 million provided by operating activities for the twelve-month period ended December 31, 2012, an increase of $43.5 million (228%). The increase in cash flows provided by operating activities resulted primarily from an increase in receipts from oil, natural gas and natural gas liquid sales of $60.3 million, offset by an increase in payments to suppliers and employees of $15.8 million.

        Net cash provided by operating activities was $9.4 million for the six-month period ended December 31, 2012, compared to $2.1 million provided by operating activities for the six-month period ended December 31, 2011, an increase of $7.3 million (348.0%). The increase in cash flows provided by operating activities resulted primarily from an increase receipts from oil, natural gas, and natural gas liquid sales of $3.4 million and decreased payments to suppliers and employees of $2.9 million.

        Net cash provided by operating activities was $11.8 million for the year ended June 30, 2012 compared to $8.9 million provided by operating activities for the year ended June 30, 2011, an increase of $2.9 million, or 33.0%. The increase in cash flows provided by operating activities resulted primarily from an increase receipts from sales of $5.6 million, offset by an increase in payments to suppliers and employees of $1.5 million and a decrease in income taxes (paid)/refunded of $1.5 million.

Cash flows provided by (used in) investing activities

        Net cash used in investing activities for the fiscal year ended December 31, 2013 was $164.4 million compared to $93.4 million provided by investing activities for the twelve-month period ended December 31, 2012, a change of $257.7 million (276%). Our payments for development and exploration expenditures increased by $102.0 million and $6.9 million, respectively, for the fiscal year ended December 31, 2013 compared to the same period in 2012. Net cash consideration paid for the Texon merger was $26.3 million during the fiscal year ended December 31, 2013; there were no comparable transactions during the twelve-month period ended December 31, 2012. Proceeds received from the sales of non-current assets for the fiscal year ended December 31, 2013 decreased by $140.2 million to $37.8 million as compared to $178.0 million for the twelve-month period ended December 31, 2012.

        Expenditures for development of oil and natural gas properties are the primary use of our capital resources. Net cash provided by investing activities for the six-month period ended December 31, 2012 was $114.6 million compared to $14.9 million cash used in investing activities for the same period in 2011. Sales of non-current assets for the six-month period ended December 31, 2012 were $173.8 million compared to $0.5 million for the same period in 2011. Excluding sales of non-current assets, net cash used in investing activities for the six-month period ended December 31, 2012 was $59.3 million compared to $15.4 million for the for the same period in 2011, an increase of $43.9 million. Our payments for development and exploration expenditures increased by $17.9 million and $7.4 million, respectively, for the six-month period ended December 31, 2012 compared to the same period in 2011. In addition, we had $11.5 million of payments for the acquisition of oil and natural gas properties in the Denver-Julesburg and $6.3 million of related payments to establish escrows for drilling commitments.

        Net cash used in investing activities for the year ended June 30, 2012 was $36.1 million compared to $13.5 million cash used in investing activities for the year ended June 30, 2011. Sales of non-current assets for the year ended June 30, 2012 was $4.7 million compared to $10.6 million for the same period in 2011. Excluding sales of non-current assets, net cash used in investing activities for the year ended June 30, 2012 was $40.8 million compared to $24.1 million for the year ended June 30, 2011, an increase of $16.7 million (69.0%). Our payments for development and exploration expenditures increased by $11.9 million and $4.3 million, respectively, for the year ended June 30, 2012 compared to the same period in 2011.

Cash flows provided by (used in) financing activities

        Net cash provided by financing activities for the fiscal year ended December 31, 2013 was $44.5 million compared to $29.7 million provided by financing activities for the twelve-month period ended December 31, 2012, an increase of $14.8 million (50%). Our primary source of cash provided by financing activities for the fiscal year ended December 31, 2013 was proceeds from the issuance of shares of $48.2 million, reduced by associated capital raising costs of $2.6 million, and by acquisition costs from the Texon merger of $0.5 million; there were no comparable transactions during the twelve-month period ended December 31, 2012. Our primary source of cash provided by financing activities for the twelve-month period ended December 31, 2012 was net borrowings on our credit facility with Wells Fargo Bank, N.A. in the amount of $30.0 million; there were no comparable transactions during the fiscal year ended December 31, 2013.

        Net cash flow provided by financing activities for the six-month period ended December 31, 2012 was $14.8 million compared to net cash flow used in financing activities of $0.1 million for the same period in 2011. Our primary source of the cash provided by financing activities for the six-month period ended December 31, 2012 related to net borrowings on our credit facility with the Bank of Oklahoma in the amount of $15.0 million.

        Net cash flow provided by financing activities for the year ended June 30, 2012 was $14.7 million compared to $18.9 million for the same period in 2011. Our primary source of the cash provided by financing activities for the year ended June 30, 2012 related to net borrowings on our credit facility with the Bank of Oklahoma in the amount of $15.0 million. Our primary source of the cash provided by financing activities for the year ended June 30, 2011 related to proceeds from the issue of ordinary shares of $18.9 million ($19.9 million gross proceeds, net of $1.0 million payments for the costs of such equity financing).

Credit Facilities

        Senior Credit Facility.    On December 31, 2012, we entered into our Senior Credit Facility with Wells Fargo Bank, N.A. Our Senior Credit Facility provides us with a $300 million facility with a borrowing base of $48.0 million as of December 31, 2013 as determined by our March 2013 oil and natural gas reserves. Upon closing on December 31, 2012, we drew the full $30 million initial borrowing base (subsequently increased to $48 million based on March 2013 oil and gas reserves) under our Senior Credit Facility and used $15 million of the proceeds to repay and retire our then-outstanding loan with the Bank of Oklahoma. As of December 31, 2013, there was $15 million outstanding under our Senior Credit Facility. The size of our borrowing base under our Senior Credit Facility is determined at the discretion of the lenders under our Senior Credit Facility and is dependent upon a number of factors, including commodity prices and reserve levels. Our Senior Credit Facility specifies a semi annual borrowing base redetermination, and we can request two additional redeterminations each year. Borrowings under our Senior Credit Facility are secured by substantially all our assets. Our Senior Credit Facility matures in December 2017.

        Interest on borrowed funds accrues, at our option, at:

  •
  LIBOR plus a margin that ranges from 175 to 275 basis points; or

  •
  the Base Rate, which is defined as a rate equal to the highest of (i) the Federal Funds Rate plus 1/2 of 1%, (ii) the Prime Rate or (iii) LIBOR plus a margin that ranges from 75 to 175 basis points.

        The applicable margin varies depending on the amount drawn. We also pay a commitment that ranges from 37.5 to 50 basis points on the undrawn balance of the borrowing base. The key financial covenants of our Senior Credit Facility require us to (i) maintain a minimum current ratio, which is defined as consolidated total current assets inclusive of undrawn borrowing capacity divided by consolidated total current liabilities, of 1.0 or greater, and (ii) a debt to EBITDAX ratio (as defined in our Senior Credit Facility), determined on a rolling four quarter basis, of 4.0 to 1.0 or less beginning on December 31, 2012. In addition, our Senior Credit Facility contains various covenants that limit our ability to take certain actions, including, but not limited to, the following:

  •
  incur indebtedness or grant liens on any of our assets;

  •
  enter into certain commodity hedging agreements;

  •
  sell, transfer, assign or convey assets or engage in certain mergers or acquisitions;

  •
  make certain distributions;

  •
  make any loans or investments;

  •
  make certain loans, advances and investments;

  •
  engage in transactions with affiliates; and

  •
  engage in certain asset dispositions, including a sale of all or substantially all of our assets.

        If an event of default exists under our Senior Credit Facility, the lender will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Events of default include, but are not limited to, the following events:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due under the credit agreement;

  •
  failure to pay any other obligation when due and payable within three business days after same becomes due;

  •
  a default or event of default under the credit agreement or other loan documents, subject, in certain instances, to certain grace periods;

  •
  failure to notify the lender of certain changes, to maintain good standing in the jurisdictions where we do business or to perform all obligations under material contracts (as defined in our Senior Credit Facility);

  •
  bankruptcy or insolvency events involving us or our subsidiaries;

  •
  failure to pay any portion due under our Junior Credit Facility or any other indebtedness in excess of $2 million or otherwise a breach or default under our Junior Credit Facility;

  •
  certain ERISA events involving us or our subsidiaries;

  •
  bankruptcy or insolvency; and

  •
  a change of control (as defined in our Senior Credit Facility).

        In May 2014, our borrowing base on our Senior Credit Facility was increased to $100 million based on the significant uplift of our December 31, 2013 oil and gas reserves and $50 million was drawn-down under our Credit Facilities subsequent to December 31, 2013. In conjunction with the increase in our borrowing base, we have expanded the syndicate of banks under our Senior Credit Facility. Led by Wells Fargo, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.

        Junior Credit Facility.    In August 2013, we entered into our Junior Credit Facility with Wells Fargo Energy Capital, Inc., as the administrative agent, which provides for term loans to be made to us in a series of draws up to $100 million. Our Junior Credit Facility matures in June 2018. Upon entering into our Junior Credit Facility, we immediately borrowed $15 million pursuant to the terms of our Junior Credit Facility and paid down the outstanding principal of our Senior Credit Facility. As of December 31, 2013, there was $15 million outstanding under our Junior Credit Facility. An intercreditor agreement governs the relationship between the lenders under our Senior Credit Facility and our Junior Credit Facility.

        The principal amount of the loans borrowed under our Junior Credit Facility is due in full on the maturity date. Interest on our Junior Credit Facility accrues at a rate equal to the greater of (i) 8.50% and (ii) a base rate (being, at our option, either (a) LIBOR for the applicable interest period (adjusted for Eurodollar Reserve Requirements) or (b) the greatest of (x) the prime rate announced by Wells Fargo Bank, N.A., (y) the federal funds rate plus 0.50% and (z) one-month adjusted LIBOR plus 1.00%), plus a margin of either 6.5% or 7.5%, based on the base rate selected.

        We are also required under our Junior Credit Facility to maintain the following financial ratios:

  •
  a current ratio, consisting of consolidated current assets to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

  •
  a maximum leverage ratio, consisting of consolidated debt to adjusted consolidated EBITDAX (as defined in our Junior Credit Facility), of not greater than 4.5 to 1.0 as of the last day of any fiscal quarter (beginning September 30, 2013); and

  •
  an asset coverage ratio, consisting of PV-10 to consolidated debt, of not less than 1.5 to 1.0, as of certain test dates.

        Our Junior Credit Facility contains various restrictive covenants similar to those in our Senior Credit Facility. If an event of default exists under our Junior Credit Facility, the lenders will be able to accelerate the obligations outstanding under our Junior Credit Facility and exercise other rights and remedies. Our Junior Credit Facility also contains events of default similar to those in our Senior Credit Facility, together with certain cross-defaults with respect to our Senior Credit Facility.

        In May 2014, the borrowings available under our Junior Credit Facility increased to $35 million based on the increase in our borrowing base on our Senior Credit Facility due to the significant uplift of our December 31, 2013 oil and gas reserves.

Capital Expenditures

        The following table summarizes our estimated capital expenditures for the year ending December 31, 2014 and actual capital expenditures for the year ended December 31, 2013, the six-month period ended December 31, 2012 and years ended June 30, 2012 and 2011. We routinely monitor and adjust our estimated capital expenditures in response to changes in oil and natural gas prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flows and other factors both within and outside our control. As a result, actual capital expenditures for 2014 may not be as estimated below. As described above, we plan to finance our ongoing expenditures through a variety of sources including using internally generated cash flow, availability under our credit facilities and asset sales.

Historical and Projected Capital Expenditures

				Year ended June 30,
			Six-month period ended December 31, 2012
	Year ending December 31, 2014	Year ended December 31, 2013
(In $ '000s)				2012	2011
	(estimated)	(audited)	(audited)	(audited)	(audited)
Development and production assets	$270,000 - $290,000	$219,121	$47,949	$50,520	$5,954
Exploration and evaluation expenditure	48,000 - 52,000	14,770	23,348	8,670	1,293

Total	$318,000 - $342,000	$233,891	$71,297	$59,190	$7,247

        A summary of estimated capital expenditures by core operating asset for the year ending December 31, 2014 is as follows:

(In $ '000s)	Year ending December 31, 2014
(estimated)
Eagle Ford	$257,000 - $269,000
Mississippian/Woodford	61,000 - 73,000
Denver-Julesburg	—

Total	$318,000 - $342,000

C.    Research and Development

        Not applicable.

D.    Trend Information

        We believe that oil and natural gas prices may remain volatile for the foreseeable future. While oil and/or natural gas prices are high, drilling and completion activity may increase around our properties. Increased demand for oil field services may result in shortages of these services and an escalation in rig rates, field service costs, material prices and all costs associated with drilling, completing and operating wells in certain of the areas where we operate. If oil prices remain high relative to historical levels, we anticipate that the recent trends toward increasing costs and equipment and personnel shortages will continue. There is no guarantee that we will retain qualified employees during a competitive period in the industry. Any of these situations could have a material adverse effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or cause reported financial information not necessarily to be indicative of future operating results or financial condition. While we have identified prospects we intend to drill, our ability to grow could be adversely affected by these shortages and price increases.

E.    Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a significant effect on our financial condition or results of operations.

F.     Tabular disclosure of contractual obligations

        The following table summarizes our contractual obligations as of December 31, 2013:

	Payments due by period
(In $ '000s)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Credit Facilities(1)	$37,037	$1,600	$3,200	$32,237	$—
Drilling rig commitments(2)	5,159	5,159	—	—	—
Drilling commitments(3)	3,000	1,000	2,000	—	—
Operating lease obligations	1,860	200	645	709	306
Employment commitments	104	104	—	—	—
Asset retirement obligation(4)	5,183	—	358	—	4,825

Total	$52,343	$8,063	$6,203	$32,946	$5,131

(1)
Includes principal and projected interest payments due under our Senior Credit Facility and Junior Credit Facility. Projected interest payments are based on a 2.165% and 8.50% interest rate for the

  Senior Credit Facility and the Junior Credit Facility, respectively, in effect as of December 31, 2013. As of December 31, 2013, there was $30 million outstanding under these credit facilities. Please read the description of our Senior Credit Facility and our Junior Credit Facility above.

(2)
As of December 31, 2013, we had 4 outstanding drilling rig contracts to explore and develop our properties. The contracts have terms of 6 to 12 months. Amounts represent minimum expenditure commitments should we elect to terminate these contracts prior to term. During 2014, we entered into one drilling rig contract and extended the terms on another drilling rig contract. Our maximum outstanding aggregate commitment as of June 30, 2014 on these early termination obligations was approximately $5.8 million.

(3)
As a part of our acquisition agreement for certain Wattenberg assets, we are committed to drilling 15 vertical or four horizontal development wells per year for the years ending December 31, 2013, 2014 and 2015 (collectively 45 vertical or 15 horizontal development wells). We have established an escrow account that will release the funds to us at a rate of $67,000 per vertical or $267,000 per horizontal well drilled, with any shortfall wells (less than 45 cumulative vertical or 15 horizontal wells drilled as of December 31, 2015) to be paid to the seller of the assets from the escrow account. If we complete drilling any of the shortfall wells after the deadline, we are able to recoup up to $67,000 per vertical or $267,000 per horizontal well by obtaining an assignment of a 5% overriding royalty interest from the seller until the shortfall well fee is recouped. As of December 31, 2013, we had not yet drilled any wells, as such, $1.0 million, equal to one third of the total commitment, was accrued and recognized in other expense (income) in the consolidated statement of operations and was released from the escrow account subsequent to the balance sheet date. Total contractual obligation represents amounts accrued and future commitments.

(4)
We have established a restoration provision liability for the reclamation of oil and natural gas properties at the end of their economic lives. Based on our current projections, we believe the majority of our reclamation obligations will be incurred beyond five years from December 31, 2013.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        The following table lists the names of our directors and executive officers. The directors have served since their respective election or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly appointed.

Name	Position
Eric P. McCrady	Chief Executive Officer and Managing Director
Cathy L. Anderson	Chief Financial Officer
Grace Ford*	Vice President of Exploration and Development
Mike Wolfe*	Vice President of Land
David Ramsden-Wood*	Vice President of Reservoir Engineering and Business Development
John Whittington*	Vice President of Operations
Michael D. Hannell	Chairman of the Board
Damien A. Hannes	Director
Neville W. Martin	Director
H. Weldon Holcombe	Director

*
Officers only of Sundance Energy, Inc.

        Eric P. McCrady has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June

2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

        Cathy L. Anderson has been our Chief Financial Officer since December 2011. Ms. Anderson has over 25 years of experience, primarily in the oil and gas industry, and has extensive experience in budgeting and forecasting, regulatory reporting, corporate controls, and financial analysis and reporting. Prior to joining us in 2011, Ms. Anderson had been a consultant to companies in the oil and gas industry since 2006. Ms. Anderson held various positions, including Chief Financial Officer of Optigas, Inc., a natural gas gathering, processing and marketing company, from 2005 to 2006 and Vice President of Internal Audit and Consulting for TeleTech Holdings, Inc., a NASDAQ-listed global service firm providing outsourced customer management, from 2002 to 2004. From 1993 to 1999, Ms. Anderson was the Controller and Chief Accounting Officer of NYSE-listed Key Production Company, Inc. (predecessor to Cimarex Energy). She began her career in 1985 with Arthur Andersen, LLP. Ms. Anderson holds a Bachelor of Science in Business Administration with High Honors, emphasis in Accounting, from the University of Montana. She is a certified public accountant.

        Grace L. Ford has been Vice President of Exploration and Development of our subsidiary, Sundance Energy, Inc., since March 2013 and had previously served as Vice President of Geology of Sundance Energy, Inc. since September 2011. Prior to joining us in 2011, Ms. Ford served in numerous positions in the oil and gas industry, working throughout the United States and in West Africa. Ms. Ford's experience spans both conventional and unconventional resource exploration, development, reservoir characterization and enhanced recovery projects. Ms. Ford has extensive operational experience in multi-rig horizontal development programs. From 2010 to 2011, Ms. Ford was employed as a geologist by Rock Oil, a private equity-backed company with operations in the Eagle Ford in south Texas. From 2007 to 2010, Ms. Ford was employed as a geoscience manager by Baytex Energy, USA, and from 2001 to 2007, Ms. Ford was employed as a geologist by EOG Resources, Inc. Prior to her tenure with EOG Resources, Inc., Ms. Ford served in various geologic or engineering capacities for Marathon Oil Company, Schlumberger and the U.S. Geological Survey. Ms. Ford received her PhD in Geology from the Colorado School of Mines, a Master of Science degree in Geology from the University of Arkansas and a Bachelors of Science degree in geology from the University of Wyoming. Ms. Ford is a registered professional geologist in the states of Texas, Wyoming and Utah.

        Mike Wolfe has been Vice President of Land of our subsidiary, Sundance Energy, Inc., since March 2013 and was previously Senior Land Manager from December 2010. He has more than 30 years of senior land experience in the oil and gas industry. His experience encompasses all areas of land management, including field leasing, title, lease records, joint venture contracts and management of multi-rig drilling programs in numerous basins throughout the United States. From 1997 to 2010, Mr. Wolfe was a regional land manager for Cimarex Energy Company, a public oil and gas exploration and production company. From 1996 to 1997, he was a site acquisition agent for PacBell Mobile, a cellular phone service provider. From 1990 to 1996, he was a project landman for Capitol Oil Corporation, an oil and gas exploration and production company. From 1981 to 1990, he was an assistant land manager for TXO Production Corporation, an oil and gas exploration and production company. Prior to his tenure with TXO Production Corporation, he was a land representative for Texaco. Mr. Wolfe holds a Bachelor of Science degree in Business Administration, with a concentration in finance and real estate from Colorado State University.

        David Ramsden-Wood has been Vice President of Reservoir Engineering and Business Development of our subsidiary, Sundance Energy, Inc., since May 2014 and previously served as a consultant for us in a similar role since January 2013. He has more than 15 years of engineering experience in the oil and gas industry. His experience has been focused on reservoir engineering, strategic and financial planning and production engineering. From 2009 to 2012, Mr. Ramsden-Wood was a regional senior manager for Enerplus Resources (USA) Corporation, a public oil and gas exploration and production company. From 2001 to 2009, he served as a manager in various engineering and business planning capacities for Anadarko Petroleum Corporation, a public oil and gas exploration and production company. Prior to his tenure with Anadarko Petroleum Corporation, Mr. Ramsden-Wood worked on mergers and acquisitions and oil and gas marketing for Canadian Hunter Exploration Ltd and Barrington Petroleum. Mr. Ramsden-Wood holds a Masters of Business Administration degree from Cornell University (with Distinction) and Queen's University and a Bachelor of Science degree in Engineering (Chemical) from the University of Calgary. He is a professional engineer, licensed in Alberta, Canada.

        John Whittington has been Vice President of Operations of our subsidiary, Sundance Energy, Inc., since May 2014. He has more than 20 years of experience in the oil and gas industry. His experience has focused on the development and optimization of onshore US resource plays with a particular emphasis on completion optimization and production operations. From 2011 to 2014, Mr. Whittington served as the Operations Manager, Vice President of Operations, and Shared Services Manager for Triangle Petroleum Corporation, a vertically integrated, public oil and gas exploration and production company. From 2005 to 2010, Mr. Whittington was a lead completions and operations engineer and completions advisor for EOG Resources, Inc., a public oil and gas exploration and production company. From 2002 to 2005, he was an engineer for Encana Oil and Gas USA, Inc, a public oil and gas exploration and production company; a portion of which he was an alliance engineer with Schlumberger Oilfield Services, a public oilfield service company. From 1999 to 2002, he was a petroleum consultant for Apex Petroleum Engineering, an oil and gas technical consulting service company. Prior to his tenure with Apex Petroleum Engineering, Mr. Whittington served as field, acquisitions, production and senior petroleum engineer for a variety of oil and gas companies and consulting firms, including Dowell Schlumberger Inc, the predecessor to Schlumberger Oilfield Services, Lomak Petroleum, Inc., and Integrated Petroleum Technologies, Inc. Mr. Whittington holds a Bachelor of Science degree in Petroleum Engineering from the New Mexico Institute of Mining and Technology. He is a member of the Society of Petroleum Engineers.

        Michael D. Hannell has been a director of Sundance since March 2006 and chairman of our board of directors since December 2008. He is also the chairman of our Remuneration and Nomination Committee and a member of our Audit and Risk Management Committee. Mr. Hannell has over 45 years of experience in the oil and gas industry, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of engineering, operations, exploration and development, commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd. Mr. Hannell recently finished his term as the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier. He has also held a number of other board appointments including, until recently, the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Engineering (with Honors) from the University of London and is a Fellow of the Institution of Engineers Australia.

        Damien A. Hannes has been a Director since August 2009 and is the chairman of our Audit and Risk Management Committee and a member of our Remuneration and Nomination Committee. Mr. Hannes has over 25 years of finance experience. He has served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse's listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. Mr. Hannes also serves as the chairman of the board of directors of Australia Gold Corporation Ltd, a gold mining company with operations in Peru and South America and as a director of Quill Stationery Manufacturers Limited, a paper products business with operations in China. He holds a Bachelor of Business degree from the NSW University of Technology in Australia. Mr. Hannes is a qualified chartered accountant.

        Neville W. Martin has been a Director since January 2012 and is a member of our Audit and Risk Management Committee. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

        H. Weldon Holcombe has been a director and a member of our Remuneration and Nomination Committee since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental ("HSE"), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid-Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk's Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior-level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

        There are no family relationships among any of our directors or executive officers. The business addresses for each of our directors and executive officers is Sundance Energy, Inc., 633 17th Street, Denver, Colorado 80202.

Employment Agreements with Executive Officers

        Our Chief Executive Officer, Eric P. McCrady, has an employment agreement with a three-year term commencing January 2014 and base remuneration of $370,000 per year, which is reviewed annually by the Remuneration and Nomination Committee. In the event of a not-for-cause termination or change in control (as described in the employment agreement) in which Mr. McCrady does not remain employed by the acquirer, the employment agreement provides payment of Mr. McCrady's base remuneration through the end of the term of the employment agreement. He is eligible to participate in our incentive compensation program.

        Other than Mr. McCrady, none of our executive officers has an employment agreement. Mr. Gooden, our former Company Secretary, provided services to Sundance through a contractual arrangement. Subsequent to Mr Gooden's retirement in August 2013, Damien Connor was appointed our Company Secretary. Mr. Connor provides services to Sundance through a contractual arrangement. None of our directors has any service contracts with Sundance or any of its subsidiaries providing for benefits upon termination of employment.

B.    Compensation

        Our board of directors recognizes that the attraction and retention of high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our compensation program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees.

        The Australian non-executive directors receive a basic annual fee for board membership and annual fees for committee service and chairmanships, all of which includes the superannuation guarantee contribution required by the Australian government, which was 9.25% as of July 1, 2013. In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to forego part of their salary to increase payments toward superannuation. To align directors' interests with shareholder interests, the directors are encouraged to hold our ordinary shares. Our U.S.-based executives receive statutory retirement benefit payments as required under applicable U.S. law and receive contributions into their retirement account at a level commensurate with all other employees. All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

        The Remuneration and Nomination Committee makes recommendations to our board of directors in relation to total compensation of directors and executives and reviews their remuneration annually. Independent external advice is sought when required. There were no consultants utilized during the most recent fiscal period.

        In assessing total compensation, our objective is to be competitive with industry compensation while considering individual and company performance. Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based compensation, in setting the amount, the individuals' performance is considered. The majority of each executive's compensation is performance based and "at risk." We believe that equity ownership is an important element of compensation and that, over time, more of the executives' compensation should be equity-based rather than cash-based so as to better align executive compensation with shareholder return. The portion of "at risk" compensation for the most recently concluded fiscal year is set forth in the table below.

        In support of this, we recently adopted stock ownership guidelines for certain key executive officers. Our Chief Executive Officer is required to hold ordinary shares with a value equal to five times the amount of his annual base salary. The remaining executive officers are required to hold ordinary shares with a value equal to 2.5 times their respective annual base salaries. The applicable level of ownership is required to be achieved within five years of the later of the date these guidelines were adopted or the date the person first became an executive officer. Unexercised and/or unvested equity awards do not count toward satisfaction of the guidelines.

        We have an incentive compensation program, comprised of short and long-term components, to incentivize key executives and employees of Sundance and its subsidiaries. The goal of the incentive compensation program is to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at risk component of each executive's total compensation. The incentive compensation program is designed to:

  •
  align management and shareholder interests; and

  •
  attract and retain management and senior employees to execute strategic business plans to grow Sundance as approved by our board of directors.

        The incentive compensation program has provisions for an annual cash and equity bonus in addition to the base salary levels. The annual cash bonus Short-Term Incentive ("STI") is established to reward short-term performance towards our goal of increasing shareholder value. The equity component Long-Term Incentive ("LTI") is intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

        We have two active equity incentive plans under the LTI component of the incentive compensation program. These are the Sundance Employee Option Plan ("ESOP") and the Sundance Energy Australia Limited Restricted Share Units available only to our U.S. employees under the Incentive Compensation Plan (the "RSU Plan"). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

        The ESOP provides for the issuance of stock options at an exercise price determined at the time of the issue by a committee designated by the board (the "Plan Committee"). Options under the ESOP may be granted to eligible employees, as determined by the Plan Committee, and typically include our executive officers, directors and key employees. Historically, the Plan Committee has granted options in connection with attracting new employees, which grant is made once employment has commenced. It is within the discretion of the Plan Committee, however, to authorize additional option grants during the term of employment. Generally, an option vests 20% on the 90th day following the grant date, with an additional 20% vesting on the first, second, third and fourth anniversaries thereof. Options are valued using the Black-Scholes methodology and recognized as remuneration in accordance with their vesting conditions. In the event of a voluntary winding up of Sundance, unvested stock options vest immediately. We may amend the ESOP or any portion thereof, or waive or modify the application of the ESOP rules in relation to a participant, at any time. Certain amendments to the ESOP may require the approval of the holders of the options granted under the ESOP.

        The RSU Plan provides for the issuance of restricted stock units ("RSUs") to our U.S. employees. The purpose of issuing RSUs is to reward senior executives and employees for achievement of financial and operational performance targets established by our board. The RSU Plan is administered by our board. RSUs under the RSU Plan may be granted to eligible employees (as determined by our board, which typically include our executive officers, directors and key employees) from a bonus pool established at the sole discretion of our board. The bonus pool is subject to board and management review of performance metrics with respect to both our and the individual employee's performance over a measured period determined by the Remuneration and Nomination Committee and the board as discussed below. The RSUs may be settled in cash or stock at the discretion of our board. Under the RSU Plan, 25% of the RSUs vest on the grant date, and 25% vest on each of the first, second and third anniversaries of the grant date. The RSUs are based on performance targets established and approved by our board. In the event of a corporate take-over or change in control (as defined in the RSU Plan), our board in its discretion may cause all unvested RSUs to vest and be satisfied by the issue of one share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs. We may amend, suspend or terminate the RSU Plan or any portion thereof at any time. Certain amendments to the RSU Plan may require approval of the holders of the RSUs who will be affected by the amendment.

        The available bonus pool for both STI and LTI is based on a percentage of each employee's annual base salary. On an annual basis, targets are established and agreed by the Remuneration and Nomination Committee, subject to endorsement by our board of directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses require approval by the Remuneration and Nomination Committee and are fully discretionary. Bonuses earned under the STI will be paid in cash and those under the LTI by means of awarding RSUs under the RSU Plan.

        For the year ended December 31, 2013, the following metrics were adopted as targets:

  •
  production of oil and natural gas per debt-adjusted share (15% weighting);

  •
  return on capital employed (20% weighting);

  •
  net asset value per debt-adjusted share (20% weighting);

  •
  cash margin (15% weighting); and

  •
  an assessment of the individual performances of senior executives and managers (30% weighting).

        In addition, certain ceilings and claw-back provisions have been set by our board of directors to ensure that the performance metrics are aligned with the best interests of the shareholders. It is the intention of the Remuneration and Nomination Committee to carefully monitor the incentive compensation program to ensure its ongoing effectiveness.

        The following discussion is based upon a remuneration report that we prepared in compliance with listing rules of the Australian Securities Exchange. Ms. Ford and Mr. Wolfe are executive officers of our subsidiary Sundance Energy, Inc. but not of Sundance Energy Australia Limited. As a result, their remuneration is not discussed below.

        Details of the remuneration of our directors and executive officers of Sundance Energy Australia Limited for the year ended December 31, 2013 are as follows:

	Fixed Based Remuneration				Share Based	Performance Based
Director	Salary and Fees	Non- monetary Benefits	Post- employment Benefits	Superannuation	Payments- Options	STI-Cash Bonus	LTI- Share Based	Total
E. McCrady	$275,000	$15,165	$7,650	$—	$—	$402,277	$371,113	$1,071,205
M. Hannell	163,985	—	—	15,058	—	—	—	179,043
D. Hannes	144,031	—	—	13,237	—	—	—	157,268
N. Martin	128,510	—	—	11,821	—	—	—	140,331
W. Holcombe	140,000	—	—	—	—	—	—	140,000

	$851,526	$15,165	$7,650	$40,116	$—	$402,277	$371,113	$1,687,847

Executive officers
C. Anderson	$225,000	12,693	$7,650	$—	$44,532	$310,075	$209,516	$809,466
C. Gooden(1)	106,518	—	—	—	—	—	—	106,518

	331,518	12,693	7,650	—	44,532	310,075	209,516	915,984

Total	$1,183,044	$27,858	$15,300	$40,116	$44,532	$712,352	$580,629	$2,603,831

(1)
C. Gooden resigned as Company Secretary in August 2013.

At risk remuneration

        Remuneration is structured to recognize both an individual's responsibilities, qualifications and experience, as well as to drive performance over the short and long-term. Fixed remuneration is established relative to the market and aligned with responsibilities, qualifications and experience, while variable remuneration is used to reward and motivate outcomes beyond the standard expected. The relative weightings of "at risk" variable remuneration compared to fixed remuneration is as follows:

	Year ended December 31, 2013				Six-month period ended December 31, 2012
	Fixed Remuneration	STI	LTI	Actual Performance Related(1)	Fixed Remuneration	STI	LTI	Actual Performance Related(1)
E. McCrady	32%	19%	48%	68%	32%	19%	48%	68%
C. Anderson	20%	20%	40%	60%	40%	20%	40%	60%
Non-executive directors	100%	—	—	—	100%	—	—	—

(1)
The fair value of executive officer's performance-related remuneration as a percentage of total remuneration for the periods indicated.

C.    Board Practices

        Our board of directors currently consists of five members, including our Chief Executive Officer. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

  •
  our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our board of directors may determine the number of directors within those limits;

  •
  it is the intention of our board of directors that its membership consists of a majority of independent directors who satisfy the criteria recommended by the ASX Principles and Recommendations;

  •
  the chairperson of our board of directors should be an independent director who satisfies the criteria for independence recommended by the ASX Principles and Recommendations; and

  •
  our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

        Our board of directors has delegated responsibility for the conduct of our businesses to the Managing Director, but remains responsible for overseeing the performance of management. Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of directors approval. None of our directors have any service contracts with Sundance or any of its subsidiaries providing for benefits upon termination of employment.

Committees

        To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nominations Committee and an Audit and Risk Management Committee. Each committee operates under a specific charter approved by our board of directors.

        Remuneration and Nominations Committee.    The members of our Remuneration and Nominations Committee are Messrs. Hannell (Chairman), Hannes and Holcombe, all of whom are independent, non-executive directors. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes, and maintain a management succession plan. In addition, the committee will oversee, review, act on and report on various remuneration matters to our board of directors.

        Audit and Risk Management Committee.    The members of our Audit and Risk Management Committee are Messrs. Hannes (Chairman), Hannell and Martin, all of whom are independent,

non-executive directors. Mr. McCrady and Ms. Anderson are non-voting management representatives who advise the committee as appropriate. This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the committee will oversee, review, act on and report on various risk management matters to our board of directors.

        The effective management of risk is central to our ongoing success. We have adopted a risk management policy to ensure that:

  •
  appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that we face in conducting our business;

  •
  the financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;

  •
  appropriate responsibilities are delegated to control the risks; and

  •
  any material changes to our risk profile are disclosed in accordance with the our continuous disclosure policy.

        It is our objective to appropriately balance, protect and enhance the interests of all of our shareholders. Proper behavior by our directors, officers, employees and those organizations that we contract to carry out work is essential in achieving this objective.

        We have established a code of conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Sundance. The following standards of behavior apply:

  •
  comply with all laws that govern us and our operations;

  •
  act honestly and with integrity and fairness in all dealings with others and each other;

  •
  avoid or manage conflicts of interest;

  •
  use our assets properly and efficiently for the benefit of all of our shareholders; and

  •
  seek to be an exemplary corporate citizen.

D.    Employees

        As of December 31, 2013, we had 47 full-time employees, including 15 in executive, finance and accounting and administration, six in geology, 15 in production and engineering and 11 in land. All of our employees are located in the United States. None of our employees are represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

E.    Share Ownership

Number of Options Held by Executive Officers

Executive Officers	Balance 12/31/2012	Granted as Compensation	Options Exercised	Options Expired	Balance 12/31/2013	Total Vested 12/31/2013		Total Exercisable 12/31/2013	Total Unexercisable 12/31/2013
E. McCrady	1,500,000	—	(1,500,000)	—	—	—		—	—
C. Anderson	1,000,000	—	—	—	1,000,000	400,000	(1)	400,000	600,000

Total	2,500,000	—	(1,500,000)	—	1,000,000	400,000		400,000	600,000

(1)
Consists of options to purchase up to 400,000 ordinary shares exercisable at $0.95 per share, which expire in March 2019.

        No options were issued as part of remuneration to directors or executive officers for the fiscal year ended December 31, 2013. In May 2013, Mr. McCrady exercised 1,500,000 options.

Number of Restricted Shares Units Held by Executive Officers

Executive Officer	Balance 12/31/2012	Issued as Compensation	Forfeited	RSUs converted to ordinary shares	Balance 12/31/2013	Total Vested 12/31/2013	Total Unvested 12/31/2013
E. McCrady	695,785	374,248	—	(514,955)	555,078	—	555,078
C. Anderson	267,857	249,003	—	(196,180)	320,680	—	320,680

Total	963,642	623,251	—	(711,135)	875,758	—	875,758

        In April 2013, 247,447 and 66,957 of Mr. McCrady and Ms. Anderson's RSUs vested as of December 31, 2012 were converted to ordinary shares respectively.

        All RSUs vest 25% on date of grant and 25% vest equally on each of the first three anniversaries of the grant date.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 548,714,663 ordinary shares outstanding as of June 30, 2014 by:

  •
  each person known by us (through substantial shareholder notices filed with the ASX) to be the beneficial owner of more than 5% of our ordinary shares;

  •
  each of our directors and executive officers individually; and

  •
  each of our directors and executive officers as a group.

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be.

        As of June 30, 2014, we had 57 shareholders of record in the United States. These shareholders held an aggregate of 6,941,840 of our outstanding ordinary shares, or approximately 1.3% of our outstanding ordinary shares.

        Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the address for each of the persons listed in the table below is Sundance Energy, Inc., 633 17th Street, Suite 1950, Denver, Colorado 80202.

	Ordinary Shares Beneficially Owned
Shareholder	Number		Percent
5% Shareholders
IOOF Holdings Limited(1)	34,259,557		6.24%
Acorn Capital Limited(2)	31,302,035		5.70%
Eley Griffiths Group Pty Limited(3)	28,220,556		5.14%
Officers and Directors
Eric P. McCrady	1,614,635		*
Michael D. Hannell	947,442		*
Damien A. Hannes	5,681,561	(4)	1.04%
Neville W. Martin	295,300	(5)	*
H. Weldon Holcombe	295,000		*
Cathy L. Anderson	827,723	(6)	*

Officers and directors as a group (six persons)	9,661,661		1.76%

*
Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Sundance.

(1)
The address for IOOF Holdings Limited is Level 6, 161 Collins Street, Melbourne Victoria 3000.

(2)
The address of Acorn Capital Limited is Level 12, 90 Collins Street, Melbourne Victoria 3000.

(3)
The address of Eley Griffiths Group Pty Limited is Level 7, 139 Macquarie Street, Sydney New South Wales 2000.

(4)
Includes (i) 377,858 ordinary shares held by Mr. Hannes individually and (ii) 5,303,703 ordinary shares held in a trust of which Mr. Hannes serves as a director and shares voting and investment power with respect to such shares.

(5)
Includes (i) 272,442 ordinary shares held in trust of which Mr. Martin serves as trustee and is a beneficiary and (ii) 22,858 ordinary shares jointly held with Mr. Martin's spouse.

(6)
Includes (i) 227,723 ordinary shares and (ii) options to purchase up to 600,000 ordinary shares, exercisable until March 2019 at an exercise price of A$0.95 per share.

        To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

  •
  IOOF Holdings Limited ("IOOF") became a substantial shareholder on August 15, 2012, when it reported that it held 13,970,252 ordinary shares, or 5.042%, of the total voting power as of that date. Between August 2012 and July 2013, IOOF acquired an aggregate of 30,774,625 ordinary shares for A$25,233,026 and sold an aggregate of 5,944,185 ordinary shares for A$5,858,091. On July 9, 2013, IOOF reported that it held 34,259,557 ordinary shares, or 7.406%, of the total voting power as of that date.

  •
  Acorn Capital Limited ("Acorn") became a substantial holder on November 23, 2010, when it reported that it held 18,202,032 ordinary shares, or 6.69%, of the total voting power as of that date. Between December 2010 and November 2012, Acorn acquired an aggregate of 9,263,375 ordinary shares for A$7,008,404. On March 8, 2013, Acorn reported that it held 31,141,966 of our ordinary shares, or 7.76%, of the total voting power as of that date. On February 18, 2014,

    Acorn reported that it held 31,302,035 of our ordinary shares, or 6.76%, of the total voting power as of that date.

  •
  Eley Griffiths Group Pty Limited ("Eley Griffiths") became a substantial holder on March 7, 2012, when it reported that it held 13,921,963 ordinary shares, or 5.02%, of the total voting power as of that date. Between March 2012 and June 2014, Eley Griffiths acquired an aggregate of 23,047,940 ordinary shares via open market purchases and anti-dilution adjustments and sold an aggregate of 9,630,278 ordinary shares via open market sales. On June 25, 2014, Eley Griffiths reported that it held 28,220,556 of our ordinary shares, or 5.15%, of the total voting power as of that date.

        We note that, with the exception of Mr. Hannes, each of our directors and executive officers owns less than 1% of our outstanding ordinary shares.

B.    Related Party Transactions

        Other than as disclosed below, from July 1, 2010 to December 31, 2013 we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family; (iv) key management personnel and close members of such individuals' families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

        Neville Martin has been a director of Sundance since March 2012 and was a partner and is now a consultant of Minter Ellison, an Australian law firm. Minter Ellison was paid a total of $0.2 million, $0.1 million and $0.1 million for legal services for the fiscal year ended December 31, 2013, the six-month period ended December 31, 2012 and the fiscal year ended June 30, 2012, respectively.

        On June 6, 2013, IOOF acquired 6,700,000 of our ordinary shares in a private placement for A$5,762,000.

C.    Interest of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Financial Statements and Other Financial Information

        Our financial statements are included in Item 18 "Financial Statements."

Legal Proceedings

        From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. We are not aware of any material pending or overtly threatened legal action against Sundance or its directors of senior management.

Dividends

        Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as our board of directors may determine from time to time. Subject to the Corporations Act and the ASX Listing Rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

        Our board of directors may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

B.    Significant Changes

        In May 2014, we entered into a Purchase and Sale Agreement for the acquisition of approximately 60% and 30% working interests in 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of $33 million and a commitment to drill four Eagle Ford wells. In addition, we have the option, at our sole discretion, to acquire the Seller's remaining 40% and 20% working interests in Dimmit and Maverick Counties, Texas (including the Seller's interest in producing wells) for an additional $45 million (comprised of the Seller's choice of all cash or cash and ordinary shares, with certain restrictions).

        In May 2014, we entered into a Purchase and Sale Agreement to divest our remaining Denver-Julesburg Basin assets. The sale price of $116 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells. The sale is expected to close before September 30, 2014. As of December 31, 2013, our Denver-Julesburg properties consisted of approximately 5,815 gross (4,863 net) acres that are primarily located in Weld County, Colorado. In 2013, we spent $14.1 million drilling and/or completing a total of 20 gross (19.4 net) vertical Wattenberg wells and 14 gross (3.5 net) horizontal Niobrara wells, of which 22 were producing and 12 were awaiting completion as of December 31, 2013. During the month of December 2013, we had average net daily production of approximately 837 Boe/d from our Denver-Julesburg properties. For the year ended December 31, 2013, we had average net daily production of approximately 506 Boe/d from these properties.

        In May 2014, our borrowing capacity under our Credit Facilities increased from an aggregate of $63 million to $135 million and $50 million was drawn-down under our Credit Facilities subsequent to December 31, 2013. The increase in our borrowing capacity was driven by the significant uplift in our proved oil and gas reserves as of December 31, 2013. In conjunction with the increase in our borrowing base, we have expanded the syndicate of banks under our Senior Credit Facility. Led by Wells Fargo, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.

        In April 2014, we acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acreage is adjacent to our current acreage in McMullen County, Texas.

        In February 2014, we completed a private placement in which we sold 84.2 million ordinary shares at A$0.95 per share, resulting in net proceeds of approximately $68.4 million. The first tranche of 63.7 million shares was issued in March 2014 and the second tranche of 20.5 million shares was issued in April 2014.

Item 9.    The Offer and Listing

A.    Listing Details

Pricing History—Australian Securities Exchange

        Our ordinary shares were initially quoted and admitted to trading on the ASX (symbol: "SEA") in April 2005. The following table presents, for the periods indicated, the reported low and high market prices for our ordinary shares as quoted on the ASX. All prices are in Australian dollars.

	High	Low
	A$	A$
Annual:
Fiscal year ended December 31
2013	1.18	0.76
Six-month period ended December 31
2012	0.85	0.38
Fiscal year ended June 30
2012	0.88	0.36
2011	1.10	0.17
2010	0.20	0.08
2009	0.54	0.03
Quarterly:
Fiscal year ending December 31, 2014
Third Quarter (through July 8, 2014)	1.27	1.16
Second Quarter	1.20	0.92
First Quarter	1.12	0.94
Fiscal year ended December 31, 2013
Fourth Quarter	1.18	0.88
Third Quarter	1.14	0.84
Second Quarter	1.13	0.77
First Quarter	1.11	0.76
Six-month period ended December 31, 2012
Second Quarter	0.84	0.66
First Quarter	0.85	0.38
Fiscal year ended June 30, 2012
Fourth Quarter	0.82	0.46
Third Quarter	0.83	0.40
Second Quarter	0.58	0.37
First Quarter	0.88	0.40
Most Recent Six Months:
June 2014	1.20	1.04
May 2014	1.11	0.94
April 2014	1.04	0.92
March 2014	1.02	0.94
February 2014	1.12	0.94
January 2014	1.05	0.94

        On July 8, 2014, the closing price of our ordinary shares as traded on the ASX was A$1.26 per ordinary share (U.S.$1.18 per share based on the foreign exchange rate of A$1.00 to $0.9385 as published by the Reserve Bank of Australia as of July 8, 2014).

        As of June 30, 2014, we had 548,714,663 ordinary shares outstanding, with 6,941,840 of our ordinary shares being held in the United States by 57 holders of record and 517,655,394 of our ordinary shares being held in Australia by 4,169 holders of record. A large number of our ordinary shares are held in nominee companies so we cannot be certain of the origin of those beneficial owners.

Rights and Restrictions on Classes of Shares

        Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as our board of directors may determine from time to time. Subject to the Corporations Act and the ASX Listing Rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

        Our board of directors may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

        Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy, but not electronically. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Right To Share in Our Profits

        Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights To Share in the Surplus in the Event of Liquidation

        Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

Redemption Provisions

        There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Sinking Fund Provisions

        There are no sinking fund provisions in our Constitution in relation to ordinary shares.

Liability for Further Capital Calls

        According to our Constitution, our board of directors may make any calls from time to time upon shareholders in respect of all monies unpaid on partly paid shares, subject to the terms upon which any of the partly paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by our board of directors. Calls may be made payable by instalment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

        There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our ordinary shares.

Variation or Cancellation of Share Rights

        The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Sundance, together with either:

  •
  a special resolution passed by members holding shares in the class; or

  •
  the written consent of members with at least 75% of the votes in the class.

        We must give written notice of any variation or cancellation if rights to the members of the class within seven days after the variation or cancellation is made.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ordinary shares trade on the ASX under the symbol "SEA."

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Our Constitution

        Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Sundance. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

        Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to this registration statement.

Directors

Interested Directors

        Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

        Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors' Compensation

        Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors' remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Sundance.

        Pursuant to our Constitution, any director who devotes special attention to our business or who otherwise performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our board of directors.

        In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

        In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our board of directors, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

        Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

        Pursuant to our Constitution, one-third of our directors, other than the director who is the Chief Executive Officer, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest, to but not less than, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors.

Share Qualifications

        There are currently no requirements for directors to own our ordinary shares in order to qualify as directors.

General Meetings of Shareholders

        General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

        According to our Constitution, the chairperson of the general meeting may refuse admission to or exclude from the meeting any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairperson to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, who behaves or threatens to behave in a dangerous, offensive or destructive manner, or is not a director or one of our auditors, one of our shareholders, or a proxy, attorney or representative of one of our shareholders.

Foreign Ownership Regulation

        There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (the "FATA"), which generally applies to acquisitions or proposed acquisitions:

  •
  by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and

  •
  by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

        The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person's shares or interest in shares in Sundance. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling Sundance and that such control is contrary to the national interest.

 Ownership Threshold

        There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our ordinary shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

        Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Sundance), preference shares and partly paid shares.

        Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

        Takeovers of listed Australian public companies, such as Sundance, are regulated by the Corporations Act, which prohibits the acquisition of a "relevant interest" in issued voting shares in a listed company if the acquisition will lead to that person's or someone else's voting power in Sundance increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

        Generally, a person will have a relevant interest in securities if the person:

  •
  is the holder of the securities;

  •
  has power to exercise, or control the exercise of, a right to vote attached to the securities; or

  •
  has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

        If, at a particular time, a person has a relevant interest in issued securities and the person:

  •
  has entered or enters into an agreement with another person with respect to the securities;

  •
  has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

  •
  has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

        There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

  •
  when the acquisition results from the acceptance of an offer under a formal takeover bid;

  •
  when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

  •
  when shareholders of Sundance approve the takeover by resolution passed at general meeting;

  •
  an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Sundance of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Sundance more than three percentage points higher than they had six months before the acquisition;

  •
  as a result of a rights issue;

  •
  as a result of dividend reinvestment schemes;

  •
  as a result of underwriting arrangements;

  •
  through operation of law;

  •
  an acquisition that arises through the acquisition of a relevant interest in another listed company;

  •
  arising from an auction of forfeited shares; or

  •
  arising through a compromise, arrangement, liquidation or buy-back.

        Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Share Rights

        For information regarding the provisions in our Constitution relating to rights and restrictions on our shares and variation or cancellation of share rights, please see Item 9.A. "The Offer and Listing—Listing Details."

C.    Material Contracts

Credit Facilities

        On December 31 2012, we entered into our Senior Credit Facility with Wells Fargo Bank, N.A. The Senior Credit Facility is secured by substantially all of our assets. As of December 31, 2013, the borrowing base was $48 million and there was $15 million outstanding under the Senior Credit Facility.

        In August 2013, we entered into our Junior Credit Facility with Wells Fargo Energy Capital, Inc., as the administrative agent, which provides for term loans to be made to us in a series of draws up to $100 million. The Junior Credit Facility has a stated maturity of five years and is secured by a second priority lien on substantially all of our assets. As of December 31, 2013, there was $15 million outstanding under the Junior Credit Facility.

        In May 2014, our borrowing capacity under our Credit Facilities increased from an aggregate of $63 million to $135 million. The increase in our borrowing capacity was driven by the significant uplift in our proved oil and gas reserves as of December 31, 2013. In conjunction with the increase in our borrowing base, we have expanded the syndicate of banks under our Senior Credit Facility. Led by Wells Fargo, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.

        For a description of the material terms of our credit facilities, see Item 5.B. "Liquidity and Capital Resources—Credit Facilities."

D.    Exchange Controls

        The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States. Any remittances of dividends or other payments by Sundance to persons in the United States are not and will not be subject to any exchange controls.

E.    Taxation

        The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as of the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

        This summary does not describe U.S. federal estate and gift tax considerations or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

        The following summary describes the material U.S. federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of our ordinary shares as of the date hereof. Except where noted, this summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

  •
  insurance companies;

  •
  financial institutions;

  •
  individual retirement and other tax-deferred accounts;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  individuals who are former U.S. citizens or former long-term U.S. residents;

  •
  brokers or dealers in securities or currencies;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  investors in pass-through entities for U.S. federal income tax purposes;

  •
  tax-exempt entities;

  •
  persons subject to the alternative minimum tax;

  •
  persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  persons that own (directly, indirectly or constructively) 10% or more of our equity; or

  •
  persons that are not U.S. holders (as defined below).

        In this section, a "U.S. holder" means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

        As used in this section, a "non-U.S. holder" is a beneficial owner of ordinary shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

        The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares should consult their tax advisors.

        You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

        Subject to the passive foreign investment company rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder of ordinary shares will include the dividend income on the day actually or constructively received by the holder. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder's tax basis in the ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See "Backup Withholding Tax and Information Reporting Requirements" below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on ordinary shares will be treated as qualified dividends if (i) either (a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (the "IRS") has approved for the purposes of the qualified dividend rules, or (b) the dividends are with respect to ordinary shares readily tradable on a U.S. securities market, provided that we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (ii) certain holding period requirements are met. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

        Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

        If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as "passive" or "general" income depending on a U.S. holder's circumstance.

        Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

        You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ordinary shares if you (i) have held the ordinary shares for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

        The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See "—Australian Tax Considerations—Taxation of Dividends."

Sale, Exchange or other Disposition of Ordinary Shares

        Subject to the passive foreign investment company rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis (in U.S. dollars) in the ordinary shares. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

        You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See "—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares."

Passive Foreign Investment Company

        The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock of a PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

        Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2013. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2014. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. Because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our U.S. counsel expresses no opinion with respect to our PFIC status.

        If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any "excess distribution" that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder's holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. holder's holding period for the ordinary shares;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. Furthermore, unless otherwise provided by the U.S. Treasury Department, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury Department may require.

        If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Generally, a "qualified exchange" includes a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ordinary shares are listed on the ASX. So long as our ordinary shares are regularly traded on that exchange, we expect that the mark-to-market election would be available to you were we to be or become a PFIC.

        If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares at the end of your taxable year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. Any distributions we make would generally be subject to the rules discussed above under "—Taxation of Dividends," except the reduced rates of taxation on any dividends received from us would not apply.

        Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat us as a "qualified electing fund" under Section 1295 of the Code. However, this option likely will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Medicare Tax

        A U.S. holder, which is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare Tax") on the lesser of (i) the U.S. holder's "net investment income" for the relevant taxable year and (ii) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000 depending on the individual's circumstances). A U.S. holder's net investment income will generally include dividends received on the ordinary shares and net gains from the disposition of ordinary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult the holder's tax advisor regarding the applicability of the Medicare Tax to the holder's dividend income and gains in respect of the holder's investment in the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

        U.S. backup withholding tax and information reporting requirements may apply to payments to non-corporate holders of ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares by a paying agent within the United States to a U.S. holder, other than an "exempt recipient," including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares within the United States to a U.S. holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

        Backup withholding is not an additional tax. Amounts withheld as a result of backup withholding may be credited against a U.S. holder's U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

        Under the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated Treasury Regulations, certain U.S. holders may be required to report information with respect to such holder's interest in "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution," if the aggregate value of all such assets exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during such year. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares.

        The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

        In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

  Taxation of Dividends

        Australia operates a dividend imputation system under which dividends may be declared to be "franked" to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment ("Foreign Shareholders") will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income ("CFI") and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

        If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

  Tax on Sales or other Dispositions of Shares—Capital gains tax

        Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

        Foreign Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer's marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more prior to disposal. We note that legislation was introduced in June 2013 to remove the 50% discount for foreign resident individuals on gains accrued after May 8, 2012. Companies are not entitled to a discount on capital gains tax. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

  Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

        Some Foreign Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

        Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

        To the extent an amount would be included in a non-Australian resident shareholder's assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

  Dual Residency

        If a shareholder were a resident of both Australia and the United States under those countries' domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

  Stamp Duty

        No stamp duty is payable by Australian residents or foreign residents on the issue and trading of shares that are quoted on the ASX at all relevant times and the shares do not represent 90% or more of all issued shares in Sundance.

  Australian Death Duty

        Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia's jurisdiction to tax (as discussed above).

  Goods and Services Tax

        The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        The audited consolidated financial statements of Sundance Energy Australia Limited as of and for the fiscal year ended December 31, 2013 and as of and for the six months ended December 31, 2012, appearing in this registration statement, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

        The audited consolidated financial statements of Sundance Energy Australia Limited as of June 30, 2012 and 2011 and for each of the two years in the period ended June 30, 2012 appearing in this registration statement, have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

        KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of Texon Petroleum Limited for our fiscal years ended December 31, 2011 and 2012, as set forth in their report. We have included such financial statements herein in reliance upon the report of KPMG appearing elsewhere herein, and upon the authority of the firm as experts in accounting and auditing.

        The liability of KPMG, in relation to the performance of their professional services provided to Texon Petroleum Ltd including, without limitation, KPMG's audits of Texon Petroleum Ltd's consolidated financial statements described above, is limited under the Institute of Chartered Accountants in Australia (NSW) Scheme approved by the New South Wales Professional Standards Council or such other applicable scheme approved pursuant to the Professional Standards Act 1994 (NSW), including the Treasury Legislation Amendment (Professional Standards) Act (the "Accountants Scheme").

        If the limitation of liability as set forth in the paragraph above does not apply, it is agreed that, to the extent permitted by law, KPMG's liability for any loss, including without limitation liability for any negligent act or omission by KPMG, shall be limited to an amount equal to ten (10) times the reasonable charge for the services up to a maximum amount of AUD20million.

        The information included in this registration statement regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based on estimates of the proved reserves, and present values of proved reserves as of December 31, 2013, December 31, 2012 and June 30, 2012 and 2011. The reserve estimates are based on reports prepared by Netherland, Sewell & Associates, Inc., independent reserve engineers. These estimates are included in this registration statement in reliance upon the authority of each such firm as an expert in these matters.

H.    Documents on Display

        Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors' meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosure about Market

        We are exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. Our risk management focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. We utilize derivative financial instruments to hedge certain risk exposures. Our financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable, derivative financial instruments, finance facility and payables. The main purpose of non-derivative financial instruments is to raise finance for our operations.

        See to note 33 of our December 31, 2013 financial statements included in this registration statement for detailed information on our financial risk management.

Treasury Risk Management

        Financial risk management is carried out by our management. Our board of directors sets financial risk management policies and procedures to which our management is required to adhere. Our management identifies and evaluates financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by our board of directors.

Financial Risk Exposure and Management

        The main risk to which we are exposed through our financial instruments is interest rate risk. We manage interest rate risk with a mixture of fixed and floating rate cash deposits. As of December 31, 2013, none of our deposits were fixed. It is our policy to keep surplus cash in interest-yielding deposits.

Interest Rate Sensitivity Analysis

        We perform a sensitivity analysis relating to our exposure to interest rate risk. The sensitivity analysis demonstrates the effect on results and equity that could result from a change in these risks. The impact on equity is the same as the impact on income. The effect on income as a result of changes in the interest rate, based on net debt position as of December 31, 2013 and taking into consideration interest rate swaps, with all other variables remaining constant for the year ended December 31, 2013, would be as follows (in $ '000s):

Change in profit/(loss)
—increase in interest rates + 2%	$(177)
—decrease in interest rates - 2%	—

Commodity Price Risk Exposure and Management

        Our board of directors actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of our hedging activity are continually monitored against our policy. We sell our oil and natural gas on market using NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use forward contracts to manage our commodity price risk exposure. Our current policy is to hedge up to 80% of forecasted proved developed producing production, but not more than 25% of total estimated production for the next five years.

        The following table provides a summary of derivative contracts as of December 31, 2013:

			Units per month
						Floor Price	Ceiling Price
Description	Commodity	Basis	2014	2015	2016			Term
Collar	Oil (Bbls)	NYMEX-WTI	2,500	—	—	$80.00	$98.25	Jul '14 - Dec '14
Collar	Oil (Bbls)	NYMEX-WTI	3,000	—	—	90.00	99.75	Jul '13 - Jun '14
Collar	Oil (Bbls)	NYMEX-WTI	3,000	—	—	85.00	94.75	Jan '14 - Dec '14
Swap	Oil (Bbls)	NYMEX-WTI	2,000	—	—	97.40	97.40	Jan '14 - Dec '14
Collar	Oil (Bbls)	NYMEX-WTI	—	2,000	—	75.00	98.65	Jan '15 - Dec '15
Collar	Oil (Bbls)	NYMEX-WTI	2,000	—	—	90.00	102.85	Jan '14 - Dec '14
Collar	Oil (Bbls)	NYMEX-WTI	—	2,000	—	80.00	97.00	Jan '15 - Dec '15
Collar	Oil (Bbls)	LLS	2,000	—	—	90.00	102.00	Jan '14 - Dec '14
Collar	Oil (Bbls)	LLS	3,000	—	—	90.00	101.30	Jan '14 - Dec '14
Collar	Oil (Bbls)	LLS	2,000	—	—	85.00	102.00	Jan '14 - Dec '14
Collar	Oil (Bbls)	LLS	—	3,000	—	85.00	101.05	Jan '15 - Dec '15
Swap	Oil (Bbls)	LLS	3,000	—	—	101.75	101.75	Jul '13 - Jun '14
Swap	Oil (Bbls)	LLS	3,000	—	—	100.15	102.30	Jan '14 - Dec '14
Swap	Oil (Bbls)	LLS	3,000	—	—	102.30	102.30	Jan '14 - Dec '14

Total Oil/Weighted Average Price			28,500	7,000	—	86.78	99.65	Jul '13 - Dec '15

Swap	Gas (MMBtu)	NYMEX-HH	20,000	—	—	4.23	4.23	Jan '14 - Dec '14
Collar	Gas (MMBtu)	HSC	10,000	—	—	3.75	4.60	Jan '14 - Dec '14

Total Gas/Weighted Average Price			30,000	—	—	4.07	4.35	Jan '14 - Dec '14

        In the above tables, "NYMEX-WTI" refers to NYMEX-West Texas Intermediate, "NYMEX-HH" refers to NYMEX-Henry Hub, "LLS" refers to Light Louisiana Sweet and "HSC" refers to Houston Ship Channel.

Oil Prices Risk Sensitivity Analysis

        The table below summarizes the impact on income and equity for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on income as these derivative financial instruments have not been designated as hedges and are, and therefore, fair valued through the statement of operations. The effect on income as a result of changes in crude oil and natural gas prices, with all variables remaining constant, for the ear ended December 31, 2013 would be as follows (in $ '000s):

Change in profit/(loss)
Oil
—improvement in oil price of $10 per Bbl	$(2,351)
—decline in oil price of $10 per Bbl	1,477
Gas
—improvement in gas price of $0.50 per Mcf	$(124)
—decline in gas price of $0.50 per Mcf	180

Foreign Currency Risk Sensitivity Analysis

        Effective July 1, 2011, our functional currency changed from Australian dollars to U.S. dollars. All of our operations are conducted in the United States and in transactions denominated in U.S. dollars. Only a relatively immaterial amount of administrative expense is incurred in Australia and paid in Australian dollars, and cash balances maintained in Australian banks are also relatively immaterial.

Therefore, the impact resulting from changes in the value of the U.S. dollar to the Australian dollar would not have a material effect on our income and equity.

Counterparty and Customer Credit Risk

        In connection with our hedging activity, we have exposure to financial institutions in the form of derivative transactions. The counterparties on our derivative instruments currently in place have investment-grade credit ratings. We expect that any future derivative transactions we enter into will be with these counterparties or our lenders under our credit facilities that will carry an investment-grade credit rating.

        We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and the Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Not applicable.

Item 16A.    Audit Committee Financial Expert

        Not applicable.

Item 16B.    Code of Ethics

        Not applicable.

Item 16C.    Principal Accountant Fees and Services

        Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F.    Changes in Registrant's Certifying Accountant

        In November 2012, Grant Thornton South Australian Partnership was terminated as our independent public accounting firm. Grant Thornton South Australian Partnership's reports, issued in accordance with Australian Auditing Standards, on our financial statements for the fiscal years ended June 30, 2012 and 2011 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

        Our board of directors and our shareholders approved the resignation of Grant Thornton South Australian Partnership and the appointment, on December 14, 2012, of Ernst & Young as our independent public accounting firm.

        During the fiscal years ended June 30, 2012 and 2011 and through the effective date of Grant Thornton South Australian Partnership's resignation, there were no disagreements with Grant Thornton South Australian Partnership on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that would have caused Grant Thornton South Australian Partnership to make reference to the subject matter of the disagreement in its reports.

        On July 18, 2013, Grant Thornton LLP, the U.S member firm of Grant Thornton International Ltd., was engaged to reaudit our financial statements for the fiscal years ended June 30, 2012 and 2011 and issue a report in accordance with PCAOB standards. This engagement was approved by our board of directors. Such engagement was complete with the issuance of its report on October 18, 2013. Such report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the period from July 18, 2013 to October 18, 2013, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that would have caused Grant Thornton LLP to make reference to the subject matter of the disagreement in its reports.

        None of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred in connection with the audits of our financial statements for the fiscal years ended June 30, 2011 and 2012.

Item 16G.    Corporate Governance

        Not applicable.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The financial statements are included as the "F" pages to this registration statement.

Item 19.    Exhibits

        See Exhibit Index.

Appendix A

GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

        We are in the business of exploring for and producing oil and natural gas. Oil and natural gas exploration is a specialized industry. Many of the terms used to describe our business are unique to the oil and natural gas industry. The following is a description of the meanings of some of the oil and natural gas industry terms used in this document.

        3-D seismic data.    Geophysical data that depicts the subsurface strata in three dimensions.

        Analogous reservoir.    Analogous reservoirs, as used in resource assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, analogous reservoir refers to a reservoir that shares all of the following characteristics with the reservoir of interest: (i) the same geological formation (but not necessarily in pressure communication with the reservoir of interest; (ii) the same environment of deposition; (iii) similar geologic structure; and (iv) the same drive mechanism.

        Basin.    A large natural depression on the earth's surface in which sediments accumulate.

        Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, of oil or other liquid hydrocarbons.

        Boe.    Barrels of oil equivalent, with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

        Boe/d.    Barrels of oil equivalent per day.

        Btu or British thermal unit.    The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

        Completion.    The installation of permanent equipment for the production of oil or natural gas.

        Deterministic method.    The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation is used in the reserves estimation procedure.

        Developed acreage.    The number of acres that are allocated or assignable to productive wells or wells capable of production.

        Development costs.    Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and natural gas.

        Development well.    A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

        Dry well.    A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

        Economically producible or viable.    The term economically producible or economically viable, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and natural gas producing activities.

        Estimated ultimate recovery or EUR.    Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

        Exploitation.    Optimizing oil and natural gas production from producing properties or establishing additional reserves in producing areas through additional drilling or the application of new technology.

        Exploratory well.    A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

        Field.    An area consisting of either a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

        Held-by-production acreage.    Acreage covered by a mineral lease that perpetuates a company's right to operate a property as long as the property produces a minimum paying quantity of oil or gas.

        Horizontal well.    A well in which a portion of the well has been drilled horizontally within a productive or potentially productive formation. This operation usually results in the ability of the well to produce higher volumes than a vertical well drilled in the same formation.

        Hydraulic fracturing or fracking.    The technique of improving a well's production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or natural gases may more easily flow through the formation.

        Injection.    A well which is used to place liquids or natural gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

        MBoe.    Thousand barrels of oil equivalent with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

        MMBoe.    Million barrels of oil equivalent with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

        Mcf.    Thousand cubic feet of natural gas.

        MMBtu.    Million British Thermal Units.

        Natural gas liquids or NGL.    Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

        Net acres or net wells.    The sum of the fractional working interests owned in gross acres or wells, as the case may be. An owner who has 50% interest in 100 acres owns 50 net acres.

        NYMEX.    New York Mercantile Exchange.

        Overriding royalty interest.    A fractional, undivided interest or right of participation in the oil or natural gas, or in the proceeds from the sale of the oil or natural gas, produced from a specified tract or tracts, which is limited in duration to the terms of an existing lease and which is not subject to any portion of the expense of development, operation or maintenance.

        Possible Reserves.    Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed proved plus probable plus possible reserves estimates.

        Probable Reserves.    Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

        Probabilistic method.    The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

        Productive well.    A well that is producing or is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

        Prospect.    A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

        Proved oil and natural gas reserves or Proved reserves.    Proved oil and natural gas reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time.

        The area of the reservoir considered as proved includes all of the following: (i) the area identified by drilling and limited by fluid contacts, if any; and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and natural gas on the basis of available geoscience and engineering data.

        In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

        Reserves that can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

        Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the 12-month first day of the month historical average price during the twelve- month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of- the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

        Proved undeveloped reserves or PUD.    Proved undeveloped oil and natural gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves will not be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

        Reasonable certainty.    If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical and geochemical), engineering and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.

        Reliable technology.    Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

        Reserves.    Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.

        Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

        Resource play.    These plays develop over long periods of time, well- by-well, in large-scale operations. They typically have lower than average long-term decline rates and lower geological and commercial development risk than conventional plays. Unlike most conventional exploration and development, resource plays are relatively predictable in timing, costs, production rates and reserve additions which can provide steady long-term reserves and production growth.

        Resources.    Resources are quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

        Stratigraphic horizon.    A sealed geologic container capable of retaining hydrocarbons that was formed by changes in rock type or pinch-outs, unconformities, or sedimentary features such as reefs.

        Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether or not such acreage contains proved reserves.

        Undeveloped oil and natural gas reserves or Undeveloped reserves.    Undeveloped oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

        Working interest.    The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

        Workover.    The repair or stimulation of an existing production well for the purpose of restoring, prolonging or enhancing the production of hydrocarbons.

SUNDANCE ENERGY AUSTRALIA LIMITED
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Texon Acquisition

        On March 8, 2013, Sundance Energy Australia Limited ("the Company"), acquired 100% of the outstanding shares of Texon Petroleum Ltd ("Texon", whose name was changed to Armadillo Petroleum Ltd ("Armadillo")), an Australian corporation with oil and natural gas assets in the Eagle Ford formation in the United States. The Company acquired Texon to gain access to its existing production and drilling inventory in the Eagle Ford formation. As consideration, the Company issued 122.7 million ordinary shares (approximately 30.6% of the total outstanding shares immediately subsequent to the acquisition), which had a fair value of $132.1 million on the acquisition date and net cash consideration of $26.3 million for a total purchase price of $158.4 million. The net cash consideration includes a $141.0 million pre-merger purchase by the Company of certain Texon oil and natural gas properties, offset by $114.7 million of cash acquired at the time of the merger. The current income tax liability, included in accrued expenses, and deferred tax liability of $33.4 million and $16.9 million, respectively, are comprised of tax liabilities assumed as at the acquisition date and an increase in the tax liability related to the incremental acquisition date fair value of the acquired development and production and exploration and evaluation assets as compared to Texon's historical basis.

Phoenix Prospect Divestiture

        In December 2013, the Company sold its interest in properties located in the Phoenix prospect of the Bakken, North Dakota for $35.5 million. The prospect included 77 gross producing wells in McKenzie, Dunn and Mountrail Counties, North Dakota. In connection with the sale of the Phoenix prospect assets, the Company elected "like-kind exchange" treatment under U.S. Internal Revenue Code Section 1031, which provides for deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing of the transaction. The Company deferred a majority of the gain by investing a portion of the proceeds in its Eagle Ford and Mississippian/Woodford programs.

        In November 2013, the Company sold its entire interest in an individual operated well and the developed 622 acres, also located in the Phoenix prospect for $4.3 million. Both dispositions are collectively referred to as the Phoenix prospect divestiture. The remainder of the Bakken properties not divested are reflected in assets held for sale.

DJ Basin Assets Divestiture

        In May 2014, the Company entered into an agreement to sell its entire interest in the DJ Basin assets for $116.0 million, of which $16.0 pertained to the reimbursement of capital expenditures on eight gross (3.1 net) horizontal wells in the Denver-Julesburg. The Company's DJ Basin assets include approximately 5,100 net acres in the Wattenberg field, and the remaining northern Niobrara projects including the Twister, Bull Canyon and Silo prospects. In connection with the sale of the DJ Basin assets, the Company intends to elect "like-kind exchange" treatment under U.S. Internal Revenue Code Section 1031, which provides for deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing of the transaction. The Company expects to defer a majority of the gain by investing all or a portion of the proceeds in its Eagle Ford and Mississippian/Woodford programs. Upon completion of the divestiture, the Company will deposit the proceeds into a Section 1031 escrow account.

Pro Forma Condensed Consolidated Financial Statements

        The following unaudited pro forma condensed consolidated financial statements are presented to give effect to the acquisition of substantially all of Texon (except for those Texon assets that were retained by Talon Petroleum Limited ("Talon") and the disposition of the Phoenix prospect assets and the DJ Basin assets as if these transactions had occurred on January 1, 2013 for the unaudited pro forma condensed consolidated statement of profit or loss and as at December 31, 2013 for the unaudited pro forma condensed consolidated statement of financial position. Upon completion of the existing sales, the Company deposited the proceeds into a Section 1031 escrow account.

        The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not intended to represent or be indicative of the profit or loss of the Company that would have been recorded had the acquisition of the Texon assets, net of the Texon assets retained by Talon, and the dispositions of the Phoenix prospect and the DJ Basin assets had been completed as of the dates presented and should not be taken as representative of the future profit or loss of the Company. The unaudited condensed consolidated financial statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that the Company may achieve with respect to the consolidated operations. Additionally, the pro forma statement of profit or loss does not include non-recurring charges or credits and the related tax effects which result directly from the transactions. Furthermore, certain reclassifications have been reflected to Texon's historical financial statements presented herein to conform to the Company's historical presentation.

        The unaudited pro forma condensed statement of the profit or loss for the year ended December 31, 2013, which presents our operations as if the acquisition of the Texon assets, net of the Texon assets retained by Talon, and the disposition of the Phoenix prospect assets and the DJ Basin assets had occurred on January 1, 2013, has been derived from the following:

  •
  Our statement of profit or loss for the year ended December 31, 2013;

  •
  Armadillo statement of profit or loss for the period from January 1, 2013 through March 7, 2013, the date of demerger, net of Talon; and

  •
  Pro forma adjustments.

        The unaudited pro forma condensed statement of financial position as at December 31, 2013, which presents our financial position as if the disposition of the DJ Basin assets had occurred on December 31, 2013, has been derived from the following:

  •
  Our statement of financial position as at December 31, 2013; and

  •
  Pro forma adjustments.

        As the Texon acquisition and the Phoenix prospect divestitures have been reflected in the Company's statement of financial position as at December 31, 2013, there is no impact to the pro forma condensed statement of financial position as a result of those transactions.

        The assets and liabilities of Texon, net of the Texon assets retained by Talon, have been recorded at their estimated fair value, with no resulting bargain purchase gain or goodwill. The amounts recorded have taken into consideration the cash paid and the fair value of the Company's stock exchanged with the shareholders of Texon and the estimated fair value of the acquired oil and gas properties of Texon.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the referenced financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Sundance Historical US$'000	Armadillo Historical US$'000	Phoenix Historical US$'000	DJ Basin Historical US$'000	Pro Forma Adjustments US$'000		Sundance Pro Forma Consolidated As Adjusted US$'000
		(a)	(b)	(c)
Oil and natural gas revenue (net of transportation)	$85,345	$5,163	$(14,135)	$(12,610)	—		$63,763
Lease operating and production expenses	(18,383)	(1,150)	3,077	3,541	—		(12,915)
					2,704	(d)
Depreciation and amortization expense	(36,225)	(2,704)	1,617	3,987	(1,882)	(d)	(32,503)
Employee benefits expense	(6,143)	(359)	—	—	—		(6,502)
Administrative expense	(9,154)	(3,540)	—	—	431	(e)	(9,462)
				—	2,801	(e)
Finance cost	232	(2,180)	—	—	2,144	(f)	196
Net gain (loss) on sale of non-current assets	7,335	—	(8,205)	—	—		(870)
Loss on commodity hedging	(554)	—	—	—	—		(554)
Other income loss	(944)	—	—	—	—		(944)

Profit before income tax	21,509	(4,770)	(17,646)	(5,082)	6,198		209
					(1,448)	(g)
Income tax expense	(5,567)	—	6,723	1,936	(544)	(h)	1,100

Profit attributable to owners of the Company	$15,942	$(4,770)	$(10,923)	$(3,146)	$5,111		$1,309

Earnings per share
Basic earning	$0.04						$0.00

Diluted earnings	$0.04						$0.00

SUNDANCE ENERGY AUSTRALIA LIMITED

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013

	Sundance Historical US$'000	Pro Forma Adjustments US$'000		Sundance Pro Forma Consolidated As Adjusted US$'000
		(c)
CURRENT ASSETS
Cash and cash equivalents	$96,871	$105,059	(i)	$201,930
Trade and other receivables	28,748			28,748
Other current assets	4,038			4,038

CURRENT ASSETS	129,657	105,059		234,716
Assets held for sale	11,484			11,484

TOTAL CURRENT ASSETS	141,141	105,059		246,200

NON-CURRENT ASSETS
Development and production assets	312,230	(34,250)	(i)	277,980
Exploration and evaluation expenditure	166,144	(14,373)	(i)	151,771
Plant and equipment	1,047			1,047
Derivative financial instruments	176			176
Deferred tax assets	2,303			2,303
Other non-current assets	2,019			2,019

TOTAL NON-CURRENT ASSETS	483,919	(48,623)		435,296

TOTAL ASSETS	$625,060	$56,436		$681,496

CURRENT LIABILITIES
Trade and other payables	62,811			62,811
Accrued expenses	77,716			77,716
Derivative financial instruments	335			335

TOTAL CURRENT LIABILITIES	140,862			140,862

NON-CURRENT LIABILITIES
Derivative financial instruments	31			31
Credit facility, net of deferred financing fees	29,141			29,141
Restoration provision	5,074	(2,166)	(i)	2,908
Deferred tax liabilities	102,711	22,415	(i)	125,126

TOTAL NON-CURRENT LIABILITIES	136,957	20,249		157,206

TOTAL LIABILITIES	$277,819	$20,249		$298,068

NET ASSETS	$347,241	$36,187		$383,428

EQUITY
Issued capital	237,008			237,008
Share option reserve	5,635			5,635
Foreign currency translation	(1,516)			(1,516)
Retained earnings	106,114	36,187	(i)	142,301

TOTAL EQUITY	$347,241	$36,187		$383,428

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1. Supplemental Pro Forma Oil and Gas Disclosures Estimated Net Quantities of Proved Oil and Gas Reserves

        The following pro forma estimated reserve quantities reflect the impact of the disposition of DJ Basin as of December 31, 2013. These reserve estimates have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission regarding oil and natural gas reserve reporting:

	Sundance	DJ Basin	Pro Forma Consolidated
Proved developed and undeveloped:
Oil (MBbls)	12,956	(2,507)	10,449
Natural gas (MMcf)	30,655	(12,976)	17,679
Natural gas liquids (MBbls)	2,683	—	2,683
Total barrels of oil equivalent	20,747	(4,670)	16,077
Proved developed:
Oil (MBbls)	4,140	(1,035)	3,105
Natural gas (MMcf)	10,765	(3,879)	6,886
Natural gas liquids (MBbls)	1,087	—	1,087
Total barrels of oil equivalent	7,021	(1,681)	5,340

2. Pro Forma Adjustments

  (a)
  The Armadillo historical profit or loss represents the results of the acquired assets, net of Talon, for the period from January 1, 2013 through March 7, 2013, the day prior to the date of the merger between the Company and Armadillo.

  (b)
  The Phoenix historical profit or loss, net of tax, represents the results of the disposed assets for the period from January 1, 2013 through the dates of sale during November and December 2013, and have been eliminated to reflect the disposition as if it had occurred as at January 1, 2013.

  (c)
  The DJ Basin historical profit or loss, net of tax, represents the results of the disposed assets for the period from January 1, 2013 through December 31, 2013, and have been eliminated to reflect the disposition as if it had occurred as at January 1, 2013.

  (d)
  The adjustment to depreciation and amortization expense represents the elimination of the Armadillo expense of $2,704 and an estimated provision of $(1,882) computed on the new depreciable and amortizable basis of $43,712 for the development and production assets of $53,937, net of wells in-progress of $10,225, under the units-of-production method based on historical production volumes and reserve volumes obtained by the Company's reservoir engineers.

  (e)
  The Company incurred $431 of transaction costs that have been eliminated as they are non-recurring costs resulting from the acquisition of substantially all of the net assets of Armadillo; Armadillo incurred $2,801 of transaction costs that have also been eliminated.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands)

2. Pro Forma Adjustments (Continued)

  (f)
  Armadillo incurred $2,144 of finance costs associated with its loans and borrowings. As the loans and borrowings were not liabilities assumed by the Company, the associated finance costs have been eliminated.

  (g)
  The change in apportioned state tax rates in U.S. controlled entities is a result of the Company disposing of its property in North Dakota (income tax rate of 4.53%) through a tax deferred sale and reinvesting the property in Texas (margin tax rate of 1.00%). As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

  (h)
  The impact of reflecting the profit or loss of Armadillo, net of Talon, and the impact of the pro forma adjustments for depreciation and amortization expense, transaction costs and the elimination of the (loss)/gain from non-current assets has resulted in an increase to taxable profits of $1,428. Applying the Company's historical effective tax rate of 38.1% results in additional income tax expense of $544.

  (i)
  The Company entered into an agreement to sell its interest in the DJ Basin assets for net proceeds of $105,059 (gross proceeds of $100,000, plus the reimbursement of costs to drill and complete eight gross (3.1 net) horizontal wells of $5,159 as at December 31, 2013, less estimated closing costs of $100), including a release from the future restoration provision of $2,166. The assets sold included net development and production assets of $34,250 and exploration and evaluation assets of $14,373 at cost. The net proceeds and relieved liabilities in excess of the total basis results in a pre-tax gain from the disposition of $58,602. Estimated deferred taxes from the planned like-kind exchange of $22,415 results in an after tax gain of $36,187.

Ernst & Young Services Pty Limited 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sundance Energy Australia Limited:

We have audited the accompanying consolidated statement of financial position of Sundance Energy Australia Limited as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2013 and the six-month period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sundance Energy Australia Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the year ended December 31, 2013 and for the six-month period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young
Sydney, Australia
680 George Street
Sydney NSW 2000
Australia

11 July 2014

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2013

	Note	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Oil and natural gas revenue	3	$85,345	$17,724
Lease operating and production tax expense	4	(18,383)	(4,082)
Depreciation and amortisation expense	17, 19	(36,225)	(6,116)
General and administrative expense	5	(15,297)	(5,810)
Finance costs		232	(593)
Gain on sale of non-current assets	6	7,335	122,327
(Loss)/gain on commodity hedging		(554)	(639)
Other (loss)/income		(944)	15

Profit before income tax		21,509	122,826
Income tax expense	7	(5,567)	(46,616)

Profit attributable to owners of the Company		15,942	76,210
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(421)	(154)

Other comprehensive income		(421)	(154)

Total comprehensive income attributable to owners of the Company		$15,521	$76,056

Earnings per share (cents)
Basic earnings	10	3.9 ¢	27.5 ¢
Diluted earnings	10	3.8 ¢	27.2 ¢

The accompanying notes are an integral part of these consolidated financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2013

	Note	31 December 2013 US$'000	31 December 2012 US$'000
CURRENT ASSETS
Cash and cash equivalents	11	$96,871	$154,110
Trade and other receivables	12	28,748	15,672
Derivative financial instruments	13	—	617
Other current assets	15	4,038	5,025

CURRENT ASSETS		129,657	175,424
Assets held for sale	16	11,484	—

TOTAL CURRENT ASSETS		141,141	175,424
NON-CURRENT ASSETS
Development and production assets	17	312,230	79,729
Exploration and evaluation expenditure	18	166,144	33,439
Property and equipment	19	1,047	423
Derivative financial instruments	13	176	—
Deferred tax assets	24	2,303	—
Other non-current assets	20	2,019	2,420

TOTAL NON-CURRENT ASSETS		483,919	116,011

TOTAL ASSETS		$625,060	$291,435

CURRENT LIABILITIES
Trade and other payables	21	62,811	38,770
Accrued expenses	21	77,716	13,072
Derivative financial instruments	13	335	—

TOTAL CURRENT LIABILITIES		140,862	51,842

NON-CURRENT LIABILITIES
Derivative financial instruments	13	31	—
Credit facilities, net of deferred financing fees	22	29,141	29,570
Restoration provision	23	5,074	1,228
Deferred tax liabilities	24	102,711	56,979

TOTAL NON-CURRENT LIABILITIES		136,957	87,777

TOTAL LIABILITIES		$277,819	$139,619

NET ASSETS		$347,241	$151,816

EQUITY
Issued capital	25	$237,008	$58,694
Share option reserve	26	5,635	4,045
Foreign currency translation	26	(1,516)	(1,095)
Retained earnings		106,114	90,172

TOTAL EQUITY		$347,241	$151,816

The accompanying notes are an integral part of these consolidated financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2013

	Issued Capital US$'000	Share Option Reserve US$'000	Foreign Currency Translation Reserve US$'000	Retained Earnings US$'000	Total US$'000
Balance at 30 June 2012	$57,978	$3,205	$(941)	$13,962	$74,204
Profit attributable to owners of the Company	—	—	—	76,210	76,210
Other comprehensive loss for the period	—	—	(154)	—	(154)

Total comprehensive income	—	—	(154)	76,210	76,056
Shares issued during the period	716	—	—	—	716
Share based payments	—	840	—	—	840

Balance at 31 December 2012	58,694	4,045	(1,095)	90,172	151,816

Profit attributable to owners of the Company	—	—	—	15,942	15,942
Other comprehensive loss for the year	—	—	(421)	—	(421)

Total comprehensive income	—	—	(421)	15,942	15,521
Shares issued in connection with:
a) Merger with Texon	132,092	—	—	—	132,092
b) Private placement	47,398	—	—	—	47,398
c) Exercise of stock options	813	—	—	—	813
Cost of capital raising, net of tax	(1,989)				(1,989)
Share based payments	—	1,590	—	—	1,590

Balance at 31 December 2013	$237,008	$5,635	$(1,516)	$106,114	$347,241

The accompanying notes are an integral part of these consolidated financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2013

	Note	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$84,703	$11,648
Payments to suppliers and employees		(21,765)	(2,886)
Interest received		126	16
Derivative proceeds, net		253	608
Income taxes paid		(671)	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	30	62,646	9,386

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(154,700)	(32,551)
Payments for exploration expenditure		(20,006)	(8,031)
Payments for acquisition of oil and gas properties		(141,963)	(11,470)
Sale of non-current assets		37,848	173,822
Transaction costs related to sale of non-current assets		(161)	(862)
Payments to establish escrow related to acquisition		—	(6,230)
Cash acquired from merger		114,690	—
Cash received from escrow account		837	—
Payments for plant and equipment		(900)	(107)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(164,355)	114,571

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		48,211	716
Payments for costs of capital raisings		(2,654)	—
Payments for acquisition related costs		(533)	(192)
Borrowing costs paid		(569)	(678)
Proceeds from borrowings		15,000	45,000
Repayments from borrowings		(15,000)	(30,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES		44,455	14,846

Net (decrease)/increase in cash held		(57,254)	138,803
Cash at beginning of period		154,110	15,328
Effect of exchange rates on cash		15	(21)

CASH AT END OF PERIOD	11	$96,871	$154,110

The accompanying notes are an integral part of these consolidated financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial report of Sundance Energy Australia Limited ("SEAL") and its wholly owned subsidiaries, (collectively, the "Company", "Consolidated Group" or "Group"), for the year ended 31 December 2013 was authorised for issuance in accordance with a resolution of the Board of Directors on 28 March 2014.

        The nature of the operations and principal activities of the Group are described in the Directors' Report.

Change in reporting period

        Effective 1 July 2012, the Company changed its financial reporting year end from 30 June to 31 December in order to be more comparable to the Company's peer group in the US market. This change resulted in the comparative reporting period being a six month period. The six month period ended 31 December 2012, which is the previous reporting period shown in these financial statements, is a shorter reporting period than that of the year ended 31 December 2013, therefore, the amounts presented in the financial statements are not entirely comparable.

Basis of Preparation

        The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

        These consolidated financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

        The consolidated financial statements have been prepared on a historical basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$'000), except where stated otherwise.

Principles of Consolidation

        A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2013 and the results of all controlled entities for the year then ended.

        All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)    Income Tax

        The income tax expense for the period comprises current income tax expense/(income) and deferred tax expense/(income).

        Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

        Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period as well as unused tax losses. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

        Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

        Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

        Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

        Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

        Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

b)    Exploration and Evaluation Expenditure

        Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

        Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

        When production commences, the accumulated costs for the relevant area of interest are transferred to production assets and amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

        A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

c)     Development and Production Assets and Property and Equipment

        Development assets, property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources.

        The carrying amount of development and production assets and property and equipment are reviewed semi-annually to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

        Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which are they are incurred.

Depreciation / Amortisation

        Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

        The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 - 33%	Straight Line

        The Group uses the units-of-production method to amortise costs carried forward in relation to its development assets. For this approach, the calculation is based upon economically recoverable reserves,

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

being proved developed reserves and probable developed reserves, over the life of an asset or group of assets.

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss.

d)    Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception. The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

        Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group. All other leases are classified as operating leases.

        Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

        Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

        Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e)     Financial Instruments

Recognition and Initial Measurement

        Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

        Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Financial Instruments

        The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap, option and costless collar contracts and interest rate swaps. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

        Derivative financial instruments are initially recognised at cost, which approximates fair value. Subsequent to initial recognition, derivate financial instruments are recognised at fair value. The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

Derecognition

        Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

i)
Financial assets at fair value through profit or loss

        Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, when they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)
Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

iii)
Held-to-maturity investments

        Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group's intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

iv)
Available-for-sale financial assets

        Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

v)
Financial liabilities

        Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

f)     Impairment of Non-Financial Assets

        At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

        Impairment testing is performed annually for intangible assets with indefinite lives.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

g)     Foreign Currency Transactions and Balances

Functional and presentation currency

        The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in US dollars.

Transactions and Balances

        Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

        Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group Companies

        The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

  •
  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

  •
  income and expenses are translated at average exchange rates for the period; and

  •
  retained profits are translated at the exchange rates prevailing at the date of the transaction.

        Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve. These differences are recognised in the statement of profit or loss and comprehensive income upon disposal of the foreign operation.

h)    Employee Benefits

        A provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity—Settled Compensation

        The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity. The fair value of shares issued is determined with reference to the latest ASX share price. Options are valued using an appropriate valuation technique which takes into account the vesting conditions.

Restricted Share Unit Plan

        The group has a restricted share unit ("RSU") plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group's long-term goals. The target RSUs are based on goals established and approved by the Board. The actual RSUs, awarded annually, are modified according to actual results and vest in four equal tranches beginning on the grant date and each of the first three subsequent anniversaries.

i)     Provisions

        Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)     Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, unrestricted escrow accounts that management expects to be used to settle current liabilities, capital or operating expenditures, or complete acquisitions and bank overdrafts.

k)    Revenue

        Revenue from the sale of goods is recognised upon the delivery of goods to the customer. Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax ("GST").

l)     Borrowing Costs

        Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised borrowing costs at 100 percent equal to $1.3 million and nil for the year and six month period ended 31 December 2013 and 2012, respectively.

        All other borrowing costs are recognised in income in the period in which they are incurred.

m)   Goods and Services Tax

        Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

        Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n)    Business Combinations

        A business combination is a transaction in which an acquirer obtains control of one or more businesses. The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The acquisition method is only applied to a business combination when control over the business is obtained. Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners. The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition. Costs directly attributable to the business

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the Group's share of the net identifiable asset acquired, if any, is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the income statement as a bargain purchase. Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)    Assets Held for Sale

        The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company's consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. As at 31 December 2013 and 2012, all of the Company's Williston properties and nil properties were classified as held for sale, respectively.

p)    Critical Accounting Estimates and Judgements

        The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the of the revision and future periods if the revision affects both current and future periods.

        Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

Estimates of reserve quantities

        The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. Management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Non-Financial Assets

        The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates including projections of cash flows, prices of products, production costs, reserve estimates and capitalised amounts.

Exploration and Evaluation

        The Company's policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

        A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

        In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future. The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depreciation

        Oil and gas properties are depreciated using the units of production method over economically recoverable reserves representing total proved developed and probable developed reserves. This results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

        The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located. Economically recoverable reserves are defined as proved developed and probable developed reserves. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the units of production rate of depreciation or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expenditure estimates change. Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues. Changes in estimates are accounted for prospectively.

Stock Based Compensation

        The Group's policy for stock based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Stock based compensation related to stock options use estimates for expected volatility of the Company's share price and expected term, including a forfeiture rate, if appropriate.

q)    Change in Accounting Estimate

        Effective 1 July 2013, the Company had a change in accounting estimate related to the economically recoverable reserves in its Eagle Ford formation used in the units-of-production depletion calculation. Subsequent to the change, the Company began to include management's best estimate of economically recoverable reserves associated with developed properties, which include both proved developed and probable developed reserves. Prior to the change, the Company used economically recoverable reserves associated only with proved developed reserves as probable developed reserves were not significant. The amount of the effect of this change in accounting estimate in future periods is not practically estimable.

r)     Reclassifications

        Certain reclassifications have been made to the prior year consolidated financial statements and associated notes to the financial statements to conform to the current year presentation. Employee benefits expense has been reclassified to be presented with General and administrate expense and Interest received has been reclassified to be presented with Other (loss)/income on the consolidated statement of profit or loss and other comprehensive income. These reclassifications did not impact Profit attributable to owners of the Company.

s)     Rounding of Amounts

        The company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

t)     Parent Entity Financial Information

        The financial information for the parent entity, SEAL ("Parent Company"), also the ultimate parent, discussed in Note 34, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

u)    Earnings Per Share

        The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

v)     Change in Accounting Policy

        Effective 1 July 2013, the Group retrospectively changed its general and administrative overhead policy ("capitalised overhead policy") from expensing overhead costs directly attributable to the exploration, acquisition and development of oil and gas properties such as salaries, wages, benefits and consultant fees, to capitalizing these costs using an appropriate allocation method in accordance with AASB 6—Exploration and Evaluation Assets and AASB 116—Property and Equipment. This new policy provides reliable and more relevant information as the Company has shifted its focus from non-operated properties to operated properties and this policy better aligns costs with revenues.

        The Group adopted the capitalised overhead policy subsequent to the issuance of the Company's report for the half year ended 30 June 2013 and retrospectively applied the policy for the year ended 31 December 2013. As a result, the half year ended 30 June 2013 is not entirely comparable to the Company's year ended 31 December 2013. Included in the Company's year ended 31 December 2013 capitalised overhead amounts are retrospectively applied for pre-effective 1 July 2012 capitalised overhead amounts, which would have increased the Company's non-current assets and decreased general and administrative expense, of approximately $1.2 million as at 30 June 2013 and for the half year then ended. These overhead amounts capitalised to development and production assets would have been subject to the Company's units-of-production depletion calculation, which would have been immaterial for the period. The related increase in the Company's profit attributable to owners and retained earnings of the Company would have been approximately $0.7 million for the half year ended 30 June 2013. The Company determined the capitalized overhead amounts for periods ended on or before 31 December 2012 are immaterial.

w)    Adoption of New and Revised Accounting Standards

        During the current reporting period the Group adopted all of the new and revised Australian Accounting Standards and Interpretations applicable to its operations which became mandatory. The nature and effect of each new standard and amendment on the Group's consolidated financial report are described below.

AASB 10—Consolidated Financial Statements/IFRS 10—Consolidated Financial Statements

        The Group adopted AASB 10 Consolidated Financial Statements/IFRS 10 Consolidated Financial Statements, which replaces the guidance on control and consolidation in AASB 127—Consolidated and Separate Financial Statements/IAS 27 Consolidated and Separate Financial Statements and Interpretation 12—Consolidation—Special Purpose Entities. AASB 10/IFRS 10 includes a new definition of control that focuses on the need to have both power and rights or exposure to variable returns. As all of the Group's subsidiaries are owned 100%, AASB 10/IFRS 10 did not have an impact on the Group's consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

AASB 11—Joint Arrangements/IFRS 11—Joint Arrangements

        AASB 11/IFRS 11 replaces AASB 131 Interests in Joint Ventures and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, jointly controlled entities that meet the definition of a joint venture under AASB 11/IFRS 11 must be accounted for using the equity method of accounting. The adoption of this standard did not have an impact on the Group's consolidated financial statements.

AASB 13—Fair Value Measurement/IFRS 13—Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

        AASB 13/IFRS 13 establishes a single source of guidance for fair value measurements and disclosures. The standard defines fair value, establishes a framework for measuring fair value, and requires more extensive disclosures than current standards. Additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

Recently issued accounting standards to be applied in future reporting periods:

        The following Standards and Interpretations are effective for annual periods beginning on or after 1 January 2014 and have not been applied in preparing these consolidated financial statements. The Group's assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9—Financial Instruments/IFRS 9—Financial Instruments and AASB 2010-7 Amendments to Australian Accounting Standards arriving from AASB 9

        AASB 9/IFRS 9 introduces new requirements for the classification, measurement, and derecognition of financial assets and financial liabilities. In November 2013 the effective date was removed from AASB 9/IFRS 9. A new effective date will be provided when the entire standard is closer to completion. The Group will quantify the effect of the application of AASB 9/IFRS 9 when the final standard is issued, however, the impact from adopting this standard is not expected to have a material impact on the Group's consolidated financial statements.

AASB 2011-4—Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure

        This standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report. The Group will include detailed key management personnel disclosures in the Group's Remuneration Report for the year beginning on 1 January 2014 incorporating changes from this standard.

IFRS 15—Revenue from Contracts with Customers

        In May 2014, the IASB issued IFRS 15, which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Statement allows for the use of either the full or modified retrospective transition method, and the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

standard will be effective for us in the first quarter of our fiscal year 2017. We are currently evaluating the impact of this new standard on our consolidated financial statements, as well as which transition method we intend to use.

NOTE 2—BUSINESS COMBINATIONS

Texon Acquisition

        On 8 March 2013, the Company acquired 100% of the outstanding shares of Texon Petroleum Ltd ("Texon", whose name was changed to Armadillo Petroleum Ltd), an Australian corporation with oil and gas assets in the Eagle Ford formation in the United States. The Company acquired Texon to gain access to its existing production and drilling inventory in the Eagle Ford formation. As consideration for substantially all of the net assets of Texon, the Company issued 122.7 million ordinary shares (approximately 30.6% of the total outstanding shares immediately subsequent to the acquisition), which had a fair value of $132.1 million on the acquisition date and net cash consideration of $26.3 million for a total purchase price of $158.4 million. The net cash consideration includes a $141.0 million pre-merger purchase by the Company of certain Texon oil and gas properties, offset by $114.7 million of cash acquired at the time of the merger. The current income tax liability, included in accrued expenses, and deferred tax liability of $33.4 million and $16.9 million, respectively, are comprised of tax liabilities assumed as at the acquisition date and an increase in the tax liability related to the incremental acquisition date fair value of the acquired development and production and exploration and evaluation assets as compared to Texon's historical basis.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 2—BUSINESS COMBINATIONS (Continued)

        The following table reflects the final adjusted assets acquired and the liabilities assumed at their fair value or otherwise where specified by AASB 3/IFRS 3—Business Combinations (in thousands):

Fair value of assets acquired:
Trade and other receivables	$5,604
Other current assets	456
Development and production assets	53,937
Exploration and evaluation assets	150,474
Prepaid drilling and completion costs	3,027

Amount attributable to assets acquired	213,498

Fair value of liabilities assumed:
Trade and other payables	119
Accrued expenses	37,816
Restoration provision	277
Deferred tax liabilities	16,884

Amount attributable to liabilities assumed	55,096

Net assets acquired	$158,402

Purchase price:
Cash and cash equivalents, net of cash acquired	$26,310
Issued capital	132,092

Total consideration paid	$158,402

        Since the acquisition date of 8 March 2013 through 31 December 2013, the Company has earned revenue of $42.3 million and generated net income of $12.6 million. The following reflects the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 2—BUSINESS COMBINATIONS (Continued)

acquisition's contribution to the Group as if the merger had occurred on 1 January 2013 instead of the closing date of 8 March 2013 (in thousands, except per share information):

Year ended 31 December 2013
Oil and natural gas revenue	$5,163
Lease operating and production expenses	(1,150)
Depreciation and amortization expense	(1,882)
General and administrative expense	(667)
Finance costs	(35)

Profit before income tax	1,429
Income tax expense	(542)

Proforma profit attributable to the period 1 January to 7 March 2013	887
Profit attributable to owners of the Company for the year	15,942

Adjusted profit attributable to the owners of the Company for the year	$16,829

Adjusted basic earnings per ordinary share	4.1 ¢

Adjusted diluted earnings per ordinary share	4.0 ¢

        The Company incurred $0.5 million and $0.7 million for the year and six month period ended 31 December 2013 2012, respectively, in acquisition related costs primarily for professional fees and services. These amounts are included in general and administrative expense and financing activities in the consolidated statements of profit or loss and other comprehensive income and the consolidated statement of cash flows, respectively.

NOTE 3—REVENUE

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Oil revenue	$79,365	$16,790
Natural gas revenue	5,980	934

Total oil and natural gas revenue (net of transportation)	$85,345	$17,724

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 4—LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Lease operating expense	$(11,378)	$(1,908)
Workover expense	(743)	(287)
Production tax expense	(6,262)	(1,887)

Total lease operating and production tax expense	$(18,383)	$(4,082)

NOTE 5—GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Employee benefits expense, including salaries and wages, net of capitalised overhead	$(6,143)	$(2,801)
Professional fees	(2,892)	(929)
Abandoned US IPO transaction costs(1)	(2,081)	—
Travel	(791)	(280)
Director fees	(617)	(132)
Acquisition and merger related fees	(533)	(713)
Accounting and company secretarial	(415)	(150)
Insurance	(264)	(130)
Rent	(234)	(181)
Share registry and listing fees	(232)	(75)
Audit fees	(139)	(145)
Other expenses	(956)	(274)

Total general and administrative expenses	$(15,297)	$(5,810)

(1)
See Note 36—Events After the Balance Sheet Date for further discussion.

NOTE 6—GAIN ON SALE OF NON-CURRENT ASSETS

        In the fourth quarter of 2013 and the third quarter of 2012, the Company sold all of its interests in the Phoenix prospect and South Antelope prospect, both located in the Williston Basin, for gross proceeds of $39.8 million and $172.4 million, respectively. Prior to the dispositions, the Phoenix and South Antelope development and production properties were part of the Williston Basin depletion base. To determine the carrying costs of the sold properties, the Company used the relative fair value of the prospect's proved developed reserves as compared to the Company's total proved developed reserves in the Williston Basin. As a result, it was determined that approximately $26.0 million and $49.4 million of the Company's carrying costs related to its Phoenix and South Antelope development and production properties, respectively, at the time of the disposal. In addition to the South Antelope development and production properties, the Purchaser acquired approximately $3.9 million of assets and assumed approximately $3.8 million of liabilities, which were removed from the Company's

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 6—GAIN ON SALE OF NON-CURRENT ASSETS (Continued)

consolidated statement of financial position at the time of the sale. The Company incurred approximately $0.9 million and $0.9 million of legal and other transaction related costs related to the Phoenix and South Antelope sale, respectively. The sales resulted in a pre-tax gain of $8.2 million and $122.5 million, respectively, which is included in the net gain (loss) on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year and six month period ended 31 December 2013 and 2012, respectively. In early 2013, the Company finalised the adjustments to the purchase price for the South Antelope sale, resulting in a net reduction of $0.9 million, which is included in the net gain (loss) on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2013. During the six months ended 31 December 2012, the Company also sold all of its properties in the Pawnee prospect for $0.9 million of proceeds, which resulted in a loss of $0.2 million.

        For both the Phoenix and South Antelope prospect sales proceeds, the Company elected to apply Section 1031 "like-kind exchange" treatment under the US tax rules, which allow deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing date of the transaction. In addition, the US tax rules allow the deduction of all intangible drilling costs ("IDCs") in the period incurred. As at 31 December 2013, the Company expects to defer the majority of the taxable gain on the sale of the Phoenix development by acquiring qualified replacement properties or utilizing IDCs from its development program. These proceeds are included in the Company's cash balance. See Note 11—Cash and Cash Equivalents.

        In January and February 2014, the Company entered into lease acquisition agreements to acquire oil and gas properties in the Mississippian/Woodford Basin and the Eagle Ford Basin—see Events After the Balance Sheet Date in Note 36 for further discussion. Management believes the properties that the Company plans to acquire will qualify as "like-kind property" under Section 1031.

        In March 2013, the Company completed a transaction in which the majority of the funds remaining in its South Antelope Section 1031 escrow accounts were used to acquire oil and gas properties in connection with the Texon Scheme of Arrangement transaction—see Business Combinations in Note 2 for further discussion.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 7—INCOME TAX EXPENSE

		Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
a)	The components of income tax expense comprise:
	Current tax benefit/(expense)	$21,398	$(11)
	Deferred tax expense	(26,965)	(46,605)

		$(5,567)	$(46,616)

b)	The prima facie tax on income from ordinary activities before income tax is reconciled to the income tax as follows:
	Profit before income tax	$21,509	$122,826

	Prima facie tax expense at the Group's statutory income tax rate of 30% (2012:30%)	$6,453	$36,848
	Tax effect of amounts which are non-deductible/(non- taxable) in calculating taxable income:
	— Difference of tax rate in US controlled entities	1,607	9,417
	— Employee options	—	44
	— Other allowable items	144	93
	— Tax adjustments relating to prior years	(984)	—
	— Change in apportioned state tax rates in US controlled entities(1)	(1,448)	—
	— Acquisition related costs	—	214
	— Recognition of previously unrecognized tax losses	(205)	—

	Income tax attributable to entity	$5,567	$46,616

c)	Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	$170	$375
d)	Deferred tax charged directly to equity:
	— Equity raising costs	$665	$—

(1)
The change in apportioned state tax rates in US controlled entities is a result of the Company disposing of its property in North Dakota (income tax rate of 4.53%) through a tax deferred sale and reinvesting the property in Texas (margin tax rate of 1%). As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 8—KEY MANAGEMENT PERSONNEL COMPENSATION

a)
Names and positions held of Consolidated Group key management personnel in office at any time during the financial period are:

Mr M Hannell	Chairman Non-executive
Mr E McCrady	Chief Executive Officer and Managing Director
Mr D Hannes	Director—Non-executive
Mr N Martin	Director—Non-executive
Mr W Holcombe	Director—Non-executive
Ms C Anderson	Chief Financial Officer
Mr C Gooden	Company Secretary (resigned on 23 August 2013)

        Other than Directors and Officers of the Company listed above, there are no additional key management personnel.

b)    Key Management Personnel Compensation

        The total of remuneration paid to Key Management Personnel ("KMP") of the Group during the year is as follows:

	Year ended 31 December 2013 US$ '000	Six months ended 31 December 2012 US$ '000
Short term wages and benefits	$1,923	$695
Equity settled-options based payments	625	262
Post-employment benefit	56	17

	$2,604	$974

c)     Options Granted as Compensation

        Options granted as compensation were zero ($nil fair value) during each of the year and six month period ended 31 December 2013 and 2012 to KMP from the Sundance Energy Employee Stock Option Plan. Options generally vest in five equal tranches of 20% on the grant date and each of the four subsequent anniversaries of the grant date.

d)    Restricted Share Units Granted as Compensation

        RSUs awarded as compensation were 623,251 ($0.6 million fair value) and 669,642 ($0.5 million fair value) during the year and six month period ended 31 December 2013 and 2012, respectively, to KMP from the Sundance Energy Long Term Incentive Plan. RSUs generally vest in four equal tranches of 25% on the grant date and each of the three subsequent anniversaries of the grant date.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 9—AUDITORS' REMUNERATION

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Remuneration of the auditor for:
Auditing or review of the financial report	$91	$131
Professional services related US IPO	430	—
Non-audit services related to Texon acquisition	77	148
Taxation services provided by the practice of auditor	48	14

Total remuneration of the auditor	$646	$293

NOTE 10—EARNINGS PER SHARE (EPS)

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Profit for periods used to calculate basic and diluted EPS	$15,942	$76,210

	Number of shares	Number of shares
—Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	413,872,184	277,244,883
—Incremental shares related to options and restricted share units	2,685,150	2,896,496

—Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	416,557,334	280,141,379

NOTE 11—CASH AND CASH EQUIVALENTS

	31 December 2013 US$'000	31 December 2012 US$'000
Cash at bank and on hand	$59,918	$12,747
Cash equivalents in escrow accounts	36,953	141,363

Total cash and cash equivalents	$96,871	$154,110

        As at 31 December 2013 and 2012, the Company had approximately $37.0 million and $141.4 million, respectively, in Section 1031 escrow accounts which are not limited in use, except that the timing of tax payments will be accelerated if not used on qualified "like-kind property." As such, the balances have been included in the Company's cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows as at 31 December 2013 and 2012 and for the year and six month period then ended, respectively.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 12—TRADE AND OTHER RECEIVABLES

	31 December 2013 US$'000	31 December 2012 US$'000
Oil and natural gas sales	$23,364	$11,376
Trade receivables	5,353	4,185
Other	31	111

Total trade and other receivables	$28,748	$15,672

        As at 31 December 2013 and 2012, the Group had receivable balances of $11.7 million and $8.6 million, respectively, which were outside normal trading terms (the receivable was past due but not impaired). The receivable balance is more than fully offset by the amount due to the same operator, which is also outside normal payment terms. See Note 21 for payable balance information.

        Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.

NOTE 13—DERIVATIVE FINANCIAL INSTRUMENTS

	31 December 2013 US$'000	31 December 2012 US$'000
FINANCIAL ASSETS:
Current
Derivative financial instruments—commodity contracts	$—	$617
Non-current
Derivative financial instruments—interest rate swaps	176	—

Total financial assets	$176	$617

FINANCIAL LIABILITIES:
Current
Derivative financial instruments—commodity contracts	$(188)	$—
Derivative financial instruments—interest rate swaps	(147)	—
Non-current
Derivative financial instruments—commodity contracts	(31)	—

Total financial liabilities	$(366)	$—

NOTE 14—FAIR VALUE MEASUREMENT

        The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 14—FAIR VALUE MEASUREMENT (Continued)

and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2013	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Interest rate swap contracts	$—	$176	$—	$176
Liabilities measured at fair value
Derivative commodity contracts	—	(219)	—	(219)
Interest rate swap contracts	—	(147)	—	(147)

Net fair value	$—	$(190)	$—	$(190)

Consolidated 31 December 2012	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$617	$—	$617
Liabilities
Derivative financial instruments	—	—	—	—

Net fair value	$—	$617	$—	$617

        During the year and six month period ended 31 December 2013 and 2012, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

Measurement of Fair Value

a)    Derivatives

        Derivatives entered into by the Company consist of commodity contracts and interest rate swaps. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 14—FAIR VALUE MEASUREMENT (Continued)

significant inputs are observable, either directly or indirectly; therefore, the Company's derivative instruments are included within the level 2 fair value hierarchy.

NOTE 15—OTHER CURRENT ASSETS

	31 December 2013 US$'000	31 December 2012 US$'000
Cash advances to other operators	$685	$625
Escrow accounts	1,498	3,830
Oil inventory on hand, at cost	1,088	69
Prepayments	753	501
Other	14	—

Total other current assets	$4,038	$5,025

        On 31 December 2012, the Company completed a transaction to acquire certain oil and natural gas properties in the Wattenberg field of the Denver-Julesburg ("DJ") Basin (the "Wattenberg Acquisition"). In connection with the transaction, the Company transferred $3.0 million, $2.7 million and $0.5 million to escrow accounts related to a drilling commitment, title defect and environmental remediation, respectively ($6.2 million collectively). The use of the Wattenberg Acquisition related escrow accounts are restricted or generally will not be used to settle short-term Company operating costs, as such they have been excluded from the Company's cash and cash equivalents balance in the consolidated statement of financial position and the consolidated statement of cash flows as at 31 December 2013 and 2012 and for the year and six month period then ended, respectively. Of this $6.2 million escrow account balance, $1.5 million and $3.8 million are classified as other current asset in the consolidated statement of financial position as at 31 December 2013 and 2012, respectively, with $2.7 million being settled during the year ended 31 December 2013.

NOTE 16—ASSETS HELD FOR SALE

        As at 31 December 2013, all of the Company's Williston properties were held for sale. The expected proceeds, net of selling costs, exceed the carrying amount. The following Williston assets and liabilities were included in assets held for sale in the consolidated statement of financial position as at 31 December 2013 (in thousands):

Development and production assets	$10,489
Exploration and evaluation expenditure	1,104
Restoration provision liability	(109)

Total assets held for sale, net of restoration provision liability	$11,484

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 17—DEVELOPMENT AND PRODUCTION ASSETS

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	$297,469	$70,470
Wells-in-progress	55,636	26,193

Development and production assets, at cost:	353,105	96,663
Accumulated amortisation	(40,635)	(14,619)
Provision for impairment(1)	(240)	(2,315)

Total Development and Production Expenditure	$312,230	$79,729

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	$79,729	$87,274
Amounts capitalised during the period	219,121	46,963
Amounts transferred from exploration phase	31,999	527
Fair value of assets acquired	54,258	986
Reclassifications to assets held for sale	(10,489)	—
Amortisation expense	(36,294)	(6,013)
Development and production assets, net of accumulated amortization, sold during the period	(26,094)	(50,008)

Balance at end of period	$312,230	$79,729

(1)
There was an impairment provision of $1.9 million associated with the Phoenix development and production properties that were sold in 2013. See Note 6—Gain on sale of non-current assets for further discussion.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 18—EXPLORATION AND EVALUATION EXPENDITURE

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	$167,694	$35,053
Provision for impairment	(1,550)	(1,614)

Total Exploration and Evaluation Expenditure	$166,144	$33,439

a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	$33,439	$11,436
Amounts capitalised during the period	14,770	10,704
Fair value of assets acquired	151,115	12,644
Reclassifications to assets held for sale	(1,104)	—
Amounts transferred to development phase	(31,999)	(527)
Exploration tenements sold during the period	(77)	(818)

Balance at end of period	$166,144	$33,439

        The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19—PROPERTY AND EQUIPMENT

	31 December 2013 US$'000	31 December 2012 US$'000
Property and equipment, at cost	$1,603	$737
Accumulated depreciation	(556)	(314)

Total Property and Equipment	$1,047	$423

a) Movements in carrying amounts:
Balance at the beginning of the period	$423	$418
Amounts capitalised during the period	886	107
Depreciation expense	(262)	(102)

Balance at end of period	$1,047	$423

NOTE 20—OTHER NON-CURRENT ASSETS

	31 December 2013 US$'000	31 December 2012 US$'000
Escrow accounts	$2,000	$2,400
Casing and tubulars at net realisable value	19	20

Total other non-current assets	$2,019	$2,420

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 20—OTHER NON-CURRENT ASSETS (Continued)

        The $2.0 million and $2.4 million of escrow accounts as of 31 December 2013 and 2012, respectively, are the long-term portions related to the escrow accounts discussed in Note 15—Other Current Assets.

NOTE 21—TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	31 December 2013 US$'000	31 December 2012 US$'000
Oil and natural gas related	$135,381	$49,407
Administrative expenses, including salaries and wages	5,146	2,435

Total trade, other payables and accrued expenses	$140,527	$51,842

        At 31 December 2013 and 2012, the Group had payable balances of $16.7 million and $15.7 million, respectively, which were outside normal payment terms. These payable balances are partially offset by receivable balances due from the same operator and which are also outside normal paying terms. See Note 12—Trade and Other Receivables for receivable balance information.

NOTE 22—CREDIT FACILITIES

	31 December 2013 US$000	31 December 2012 US$000
Senior Credit Facility	$15,000	$30,000
Junior Credit Facility	15,000	—

Total credit facilities	30,000	30,000
Deferred financing fees	(859)	(430)

Total credit facilities, net of deferred financing fees	$29,141	$29,570

Junior Credit Facility

        In August 2013, Sundance Energy, Inc. ("Sundance Energy"), a wholly owned subsidiary of the Company, entered into a second lien credit agreement with Wells Fargo Energy Capital, Inc., as the administrative agent (the "Junior Credit Facility"), which provides for term loans to be made in a series of draws up to $100 million. The Junior Credit Facility matures in June 2018 and is secured by a second priority lien on substantially all of the Company's assets. Upon entering into the Junior Credit Facility, the Company immediately borrowed $15 million pursuant to the terms of the Junior Credit Facility and paid down the outstanding principal of the Senior Credit Facility.

        The principal amount of the loans borrowed under our Junior Credit Facility is due in full on the maturity date. Interest on the Junior Credit Facility accrues at a rate equal to the greater of (i) 8.50% or (ii) a base rate (being, at our option, either (a) LIBOR for the applicable interest period (adjusted for Eurodollar Reserve Requirements) or (b) the greatest of (x) the prime rate announced by Wells

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 22—CREDIT FACILITIES (Continued)

Fargo Bank, N.A., (y) the federal funds rate plus 0.50% and (z) one-month adjusted LIBOR plus 1.00%), plus a margin of either 6.5% or 7.5%, based on the base rate selected.

        The Company is also required under our Junior Credit Facility to maintain the following financial ratios:

  •
  a current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

  •
  a maximum leverage ratio, consisting of consolidated debt to adjusted consolidated EBITDAX (as defined in the Junior Credit Facility), of not greater than 4.5 to 1.0 as of the last day of any fiscal quarter (beginning 30 September 2013); and

  •
  an asset coverage ratio, consisting of PV10 to consolidated debt, of not less than 1.5 to 1.0, as of certain test dates.

        For the year ended 31 December 2013, the Company capitalised $0.3 million of financing costs related to the Junior Credit Facility, which offset the principal balance. As at 31 December 2013 there was $15 million outstanding under the Company's Junior Credit Facility. As at 31 December 2013, the Company was in compliance with all restrictive financial and other covenants under the Junior Credit Facility.

Senior Credit Facility

        On 31 December 2012, Sundance Energy entered into a credit agreement with Wells Fargo Bank, N.A. (the "Senior Credit Facility"), pursuant to which up to $300 million is available on a revolving basis. The borrowing base under the Senior Credit Facility is determined by reference to the value of the Company's proved reserves. The agreement specifies a semi-annual borrowing base redetermination and the Company can request two additional redeterminations each year. The initial borrowing base was set at $30 million and was subsequently increased to $48 million based on March 2013 reserves.

        Interest on borrowed funds accrue, at the Company's option, of i) LIBOR plus a margin that ranges from 175 to 275 basis points or ii) the Base Rate, defined as a rate equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Prime Rate, or (c) LIBOR plus a margin that ranges from 75 to 175 basis points. The applicable margin varies depending on the amount drawn. The Company also pays a commitment that ranges from 37.5 to 50 basis points on the undrawn balance of the borrowing base. The agreement has a five-year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio requirements consistent with the Junior Credit Facility's. Certain development and production assets are pledged as collateral and the facility is guaranteed by the Parent Company. On 31 December 2012, the Company drew $30 million on the Senior Credit Facility's borrowing base and used $15 million of the proceeds to repay and retire its outstanding loan with the Bank of Oklahoma. As a part of its Bank of Oklahoma debt extinguishment, the Company expensed approximately $0.3 million of unamortised deferred financing costs, which is included in financing costs in the consolidated statement of profit or loss and other comprehensive income for the six month period ended 31 December 2012.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 22—CREDIT FACILITIES (Continued)

        For the year and six month period ended 31 December 2013 and 2012, the Company capitalised $0.2 million and $0.4 million, respectively, of financing costs related to the Senior Credit Facility, which offset the principal balance. As at 31 December 2013 there was $15 million outstanding under the Company's Senior Credit Facility. As at 31 December 2013, the Company was in compliance with all restrictive financial and other covenants under the Senior Credit Facility.

        The Company capitalised $1.3 million and nil of interest expense during the year and six month period ended 31 December 2013 and 2012, respectively.

NOTE 23—RESTORATION PROVISION

        The restoration provision represents the best estimate of the present value of restoration costs relating to the Company's oil and natural gas interests, which are expected to be incurred up to 2043. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Balance at the beginning of the period	$1,228	$588
New provisions and changes in estimates	3,622	310
Dispositions	(146)	(192)
New provisions assumed from acquisition	397	506
Reclassified to assets held for sale	(109)	—
Unwinding of discount	82	16

Balance at end of period	$5,074	$1,228

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 24—DEFERRED TAX ASSETS AND LIABILITIES

        Deferred tax assets and liabilities are attributable to the following:

	31 December 2013 US$'000	31 December 2012 US$'000
Net deferred tax assets:
Share issuance costs	$1,069	$—
Net operating loss carried forward	473	—
Unrecognized foreign currency gain (loss)	761	—

Total net deferred tax assets	$2,303	$—

Deferred tax liabilities:
Development and production expenditure	$(114,042)	$(79,600)
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	10,373	22,647
Other	958	(26)

Total net deferred tax liabilities	$(102,711)	$(56,979)

NOTE 25—ISSUED CAPITAL

        Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.

a)    Ordinary Shares

Number of Shares
Total shares issued and outstanding at 30 June 2012	277,098,474
Shares issued during the period	1,666,667

Total shares issued and outstanding at 31 December 2012	278,765,141
Shares issued during the year	184,408,527

Total shares issued and outstanding at 31 December 2013	463,173,668

        Ordinary shares participate in dividends and the proceeds on winding of the Parent Company in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 25—ISSUED CAPITAL (Continued)

b)    Issued Capital

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Beginning of the period	$58,694	$57,978
Shares issued in connection with:
Merger with Texon	132,092	—
Private placement	47,398	—
Exercise of stock options	813	716

Total shares issued during the period	180,303	716

Cost of capital raising during the period, net of tax	(1,989)	—

Closing balance at end of period	$237,008	$58,694

c)     Options on Issue

        Details of the share options outstanding as at the end of the period:

Grant Date	Expiry Date	Exercise Price		31 December 2013	31 December 2012
10 Sep 2010	31 May 2013	A$	0.20	—	1,000,000
10 Sep 2010	31 May 2013	A$	0.30	—	500,000
02 Dec 2010	01 Dec 2015	A$	0.37	291,666	1,166,666
02 Mar 2011	30 Jun 2014	A$	0.95	30,000	30,000
03 Jun 2011	31 May 2013	A$	0.35	—	100,000
03 Jun 2011	15 Jan 2016	A$	0.65	500,000	500,000
03 Jun 2011	28 Jan 2016	A$	0.50	—	250,000
06 Jun 2011	01 Sep 2015	A$	0.95	30,000	30,000
06 Sep 2011	31 Dec 2018	A$	0.95	1,200,000	1,200,000
05 Dec 2011	05 Mar 2019	A$	0.95	1,000,000	1,000,000
01 Nov 2012	01 Feb 2020	A$	1.15	350,000	—
03 Dec 2012	03 Mar 2020	A$	1.15	350,000	—
01 Apr 2013	01 Jul 2020	A$	1.25	350,000	—
24 Sept 2013	23 Dec 2020	A$	1.40	950,000	—

Total share options outstanding				5,051,666	5,776,666

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 25—ISSUED CAPITAL (Continued)

d)    Restricted Share Units on Issue

        Details of the restricted share units outstanding as at the end of the period:

Grant Date	31 December 2013	31 December 2012
05 Dec 2011	88,500	608,750
15 Oct 2012	709,817	1,482,143
19 April 2013	905,990	—

Total RSUs outstanding	1,704,307	2,090,893

e)     Capital Management

        Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

        The Group's debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 22, the Group has no externally imposed capital requirements.

        Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

        There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that the Group's gearing ratio remains minimal. As at 31 December 2013 and 2012, the Company had $29.1 million and $29.6 million of outstanding debt, net of deferred financing fees, respectively.

NOTE 26—RESERVES

a)    Share Option Reserve

        The share option reserve records items recognised as expenses on valuation of employee and supplier share options and restricted share units.

b)    Foreign Currency Translation Reserve

        The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 27—CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

        As at 31 December 2013, all of the Company's exploration and evaluation and development and production assets are located in the United States of America ("US").

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 27—CAPITAL AND OTHER EXPENDITURE COMMITMENTS (Continued)

        The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

        The following tables summarize the Group's contractual commitments not provided for in the consolidated financial statements:

	As At 31 December 2013
	Total	Less than 1 year	1 - 5 years	More than 5 years
Drilling rig commitments(1)	$5,159	$5,159	$—	$—
Drilling commitments(2)	2,000	—	2,000	—
Operating lease commitments(3)	1,860	200	1,354	306
Employment commitments(4)	104	104	—	—

Total expenditure commitments	$9,123	$5,463	$3,354	$306

	As at 31 December 2012
	Total	Less than 1 year	1 - 5 years	More than 5 years
Drilling commitments(2)	$3,000	$—	$3,000	$—
Operating lease commitments(3)	243	162	81	—
Employment commitments(4)	379	275	104	—

Total expenditure commitments	$3,622	$437	$3,185	$—

(1)
As at 31 December 2013, the Company had 4 outstanding drilling rig contracts to explore and develop the Company's properties. The contracts generally have terms of 6 to 12 months. Amounts represent minimum expenditure commitments should the Company elect to terminate these contracts prior to term. Subsequent to year end, the Company entered into a drilling rig contract in which minimum commitments due to early termination would be $2.1 million.

(2)
On 31 December 2012, the Company entered into an agreement to acquire certain oil and natural gas properties located in the Wattenberg Field and to drill 45 net wells by 31 December 2015 on the acquired properties (the "Drilling Commitment"). As each qualifying well is drilled, approximately $67 thousand is paid from the escrow account to the Company. However, for each required net commitment well not completed by the Company during that prorated commitment year, the Company is to pay the seller of the properties approximately $67 thousand from the escrow account. Certain clawback provisions allow the Company to recoup amounts paid to the sellers if the total 45 wells are drilled by 31 December 2015. As at 31 December 2013, the Company has not yet drilled any wells, as such, $1.0 million, equal to one third of the total commitment, was accrued and recognised in other (expense) income in the consolidated statement of profit

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 27—CAPITAL AND OTHER EXPENDITURE COMMITMENTS (Continued)

  or loss and comprehensive income and was released from the escrow account subsequent to the balance sheet date.

(3)
Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space not provided for in the consolidated financial statements.

(4)
Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company's Remuneration Report.

NOTE 28—CONTINGENT ASSETS AND LIABILITIES

        At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137—Provisions, Contingent Liabilities and Contingent Assets / IFRS 37—Provisions, Contingent Liabilities and Contingent Assets.

NOTE 29—OPERATING SEGMENTS

        The Company's strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is the Company's only major line of business and only major geographic area of operations. All of the basins and/or formations in which the Company operates have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed by the Chief Operating Decision Maker ("CODM") and used to make strategic decisions, that the Company has one reportable segment being oil and natural gas exploration and production in North America.

        The CODM reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows. As a result no reconciliation is required, because the information as presented is used by the CODM to make strategic decisions.

Geographic Information

        The operations of the Group are located in only one geographic location, the United States of America. All revenue is generated from sales to customers located in the US.

        Revenue from four major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2013 and accounted for 47 percent, 15 percent, 10 percent and 10 percent (six month period ended 31 December 2012: four major customers accounted for 29 percent, 22 percent, 21 percent and 10 percent) of our consolidated oil and natural gas revenues.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 30—CASH FLOW INFORMATION

a)    Reconciliation of cash flows from operations with income from ordinary activities after income tax

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Profit from ordinary activities after income tax	$15,942	$76,210
Non cash flow in operating income
Depreciation and amortisation expense	36,225	6,116
Share options expensed	1,590	733
Unrealised losses on derivatives	837	1,190
Net gain on sale of properties	(7,335)	(122,327)
Write-off of Bank of Oklahoma deferred financing fees	—	349
Other	(13)	—
Changes in assets and liabilities:
—Increase in current and deferred tax	5,812	46,616
—Decrease (increase) in other assets, excluding investing activities	2,155	(381)
—Increase in trade and other receivables	(3,541)	(3,320)
—Increase in trade and other payables	10,974	4,200

Net cash provided by operating activities	$62,646	$9,386

b)    Non Cash Financing and Investing Activities

  •
  During the year ended 31 December 2013 $132.1 million in shares were issued in connection with the Texon acquisition.

NOTE 31—SHARE BASED PAYMENTS

        During the year and six month period ended 31 December 2013 and 2012, a total of 2,000,000 and nil options were granted to employees pursuant to employment agreements and a total of 2,725,000 and 1,666,667 previously issued options were exercised, respectively. There were 700,000 awarded options that the Company expected to issue in early 2013 for which Company employees rendered services during the six month period ended 31 December 2012. Using the best estimate of fair value on the employees' hire date, the Company began expensing these awards during the six month period ended

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31—SHARE BASED PAYMENTS (Continued)

31 December 2012. The 700,000 options were issued in early 2013, but were excluded from the outstanding options summary below as at 31 December 2012:

	Year ended 31 December 2013		Six months ended 31 December 2012
	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	5,776,666	0.59	7,443,333	0.55
Formally issued	2,000,000	1.29	—	—
Forfeited	—	—	—	—
Exercised	(2,725,000)	0.31	(1,666,667)	0.41
Expired	—	—	—	—

Outstanding at end of period	5,051,666	1.02	5,776,666	0.59

Exercisable at end of period	2,241,666	0.87	3,729,999	0.44

        The following tables summarise the options issued and awarded and their related grant date, fair value and vesting conditions for the year and six month period ended 31 December 2013 and 2012, respectively:

        Options issued during the year ended 31 December 2013:

Grant Date	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
1 April 2013	350,000	$217	20% issuance date, 20% first four anniversaries
24 September 2013	950,000	$475	20% issuance date, 20% first four anniversaries

Total	1,300,000	$692

        Options awarded, but not yet issued during the six month period ended 31 December 2012:

Award Date (not issued)	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
1 November 2012	350,000	$145	20% issuance date, 20% first four anniversaries
3 December 2012	350,000	$157	20% issuance date, 20% first four anniversaries

	700,000	$302

        Share based payments expense related to options is determined pursuant to AASB 2—Share Based Payments ("AASB 2") / IFRS 2—Share Based Payments ("IFRS 2"), and is recognised pursuant to the attached vesting conditions. The fair value of the options awarded ranged from A$0.53 to A$0.59 and A$0.42 to A$0.45 for the year and six month period ended 31 December 2013 and 2012, respectively, which were calculated using a Black-Sholes options pricing model. Expected volatilities are based upon the historical volatility of the ordinary shares. Historical data is also used to estimate the probability of option exercise and potential forfeitures. Included in the 2,000,000 options issued during the year ended

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31—SHARE BASED PAYMENTS (Continued)

2013 were 700,000 options that were granted in the fourth quarter of 2012, which began being expensed during the six month period ended 31 December 2012 according to the relevant service periods.

        The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the periods:

	Issued during year ended 31 December 2013	Issued in early 2013(1)
Share price:	A$1.06 - 1.10	A$0.78 - A$0.82
Exercise price:	A$1.25 - 1.40	A$1.15
Expected volatility:	60%	65%
Option term:	5.75 years	5.75 years
Risk free interest rate:	2.82% to 3.10%	2.75%

(1)
As at 31 December 2012, options were subject to formal issuance, but had been awarded and expensed beginning on the employees' hire date during the six month period ended 31 December 2012.

Restricted Share Units

        During the year and six month period ended 31 December 2013 and 2012, the Board of Directors awarded 1,237,994 and 1,482,143 RSUs to certain employees. These awards were made in accordance with the long-term equity component of the Company's incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors' Report. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2 / IFRS 2. The fair values of RSUs were estimated at the date they were approved by the Board of Directors, 19 April 2013 and 15 October 2012 (the measurement dates). As at 30 June 2012, the 5 December 2011 awards had been approved but not yet issued. All unforfeited awards were issued to employees upon finalisation of the plan documents, which occurred in December 2012. The value of the vested portion of these awards has been recognised within the financial statements. This information is summarised for the Group for the year and six month period ended 31 December 2013 and 2012, respectively, below:

	Year ended 31 December 2013
	Number of RSUs	Weighted Average Fair Value at Measurement Date
Outstanding at beginning of year	2,090,893	A$	0.59
Issued	1,237,994	A$	0.91
Converted to ordinary shares	(1,511,511)	A$	0.76
Forfeited	(113,069)	A$	0.76

Outstanding at end of year	1,704,307	A$	0.83

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 31—SHARE BASED PAYMENTS (Continued)

	Six months ended 31 December 2012
	Number of RSUs	Weighted Average Fair Value at Measurement Date
Awarded, but not yet issued (beginning of period)*	910,000	A$	0.38
Forfeited prior to finalisation of plan*	(301,250)	A$	0.38
Formally issued (in addition to unissued units at beginning of period)	1,482,143	A$	0.68
Forfeited subsequent to finalisation of plan	—		—
Converted to ordinary shares	—		—

Outstanding at end of period	2,090,893	A$	0.59

Vested at end of period	765,286	A$	0.48

*
RSUs awarded, but not yet issued at beginning of period were issued upon finalisation of the plan during the period ended 31 December 2012 and are included in the total outstanding at end of period (net of forfeited units).

        The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions for the year and six month period ended 31 December 2013 and 2012, respectively:

        RSUs awarded during the year ended 31 December 2013:

Grant Date	Number of RSUs	Estimated Fair Value (US$'000)	Vesting Conditions
19 April 2013	863,746	$789	25% issuance date, 25% first three anniversaries
28 May 2013	374,248	$354	25% issuance date, 25% first three anniversaries

	1,237,994	$1,143

        RSUs issued during the six month period ended 31 December 2012:

Grant Date	Number of RSUs	Estimated Fair Value (US$'000)	Vesting Conditions
15 October 2012	1,080,358	$809	25% issuance date, 25% first three anniversaries
29 November 2012	401,785	$340	25% issuance date, 25% first three anniversaries

	1,482,143	$1,149

        Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. As the daily closing price of the Company's ordinary shares approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 32—RELATED PARTY TRANSACTIONS

        N Martin was previously a partner of Minter Ellison Lawyers and is now a consultant for Minter Ellison Lawyers as well as a Director of the Company. Minter Ellison Lawyers were paid a total of $0.2 million and $0.1 million for legal services for the year and six month period ended 31 December 2013 and 2012, respectively.

NOTE 33—FINANCIAL RISK MANAGEMENT

a)    Financial Risk Management Policies

        The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group's risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group utilises derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group's financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

i)
Treasury Risk Management

        Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)
Financial Risk Exposure and Management

        Interest rate risk is managed with a mixture of fixed and floating rate cash deposits. As at 31 December 2013 and 2012 approximately nil of Group deposits are fixed. It is the policy of the Group to keep surplus cash in interest yielding deposits.

        The Group's interest rate risk arises from its borrowings. Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with floating interest rates.

        During the year ended 31 December 2013, the Group entered into US dollar denominated interest rate swaps which fix the interest rate associated with the credit facilities to protect against the floating LIBOR rates through 2017.

        As at 31 December 2013 the Group had interest rate swaps with a notional contract amount of $15.0 million (2012: nil).

        The net fair value of interest rate swaps at 31 December 2013 was relatively immaterial, comprising long-term assets of $0.2 million and current liabilities of $0.1 million. These amounts were recognised as fair value derivatives.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33—FINANCIAL RISK MANAGEMENT (Continued)

iii)
Commodity Price Risk Exposure and Management

        The Board actively reviews oil and gas hedging on a monthly basis. Reports providing detailed analysis of the Group's hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex and LLS market spot rates reduced for basis differentials in the basins from which the Company produces. Gas is sold using Henry Hub and Houston Ship Channel market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group's policy is to hedge less than 50% of anticipated future oil and gas production for up to 24 months. The Group may hedge over 50% or beyond 24 months with approval of the Board. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

Commodity Hedge Contracts outstanding as at 31 December 2013

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Collar	Shell Trading US	NYMEX	2.500 BBL	$80.00/$98.25	1-Jul-14 - 31-Dec-14
Collar	Wells Fargo	NYMEX	3,000 BBL	$90.00/$99.75	1-Jul-13 - 30-Jun-14
Collar	Wells Fargo	NYMEX	3,000 BBL	$85.00/$94.75	1-Jan-14 - 31-Dec-14
Swap	Wells Fargo	NYMEX	2,000 BBL	$97.40	1-Jan-14 - 31-Dec-14
Collar	Wells Fargo	NYMEX	2,000 BBL	$75.00/$98.65	1-Jan-15 - 31-Dec-15
Collar	Wells Fargo	NYMEX	2,000 BBL	$90.00/$102.85	1-Jan-14 - 31-Dec-14
Collar	Wells Fargo	NYMEX	2,000 BBL	$80.00/$97.00	1-Jan-15 - 31-Dec-15
Collar	Shell Trading US	LLS	2,000 BBL	$90.00/$102.00	1-Jan-14 - 31-Dec-14
Collar	Shell Trading US	LLS	3,000 BBL	$90.00/$101.30	1-Jan-14 - 31-Dec-14
Collar	Shell Trading US	LLS	2,000 BBL	$85.00/$102.00	1-Jul-14 - 31-Dec-14
Collar	Shell Trading US	LLS	3,000 BBL	$85.00/$101.05	1-Jan-15 - 31-Dec-15
Swap	Wells Fargo	LLS	3,000 BBL	$101.75	1-Jul-13 - 30-Jun-14
Swap	Wells Fargo	LLS	3,000 BBL	$100.15	1-Jan-14 - 31-Dec-14
Swap	Wells Fargo	LLS	3,000 BBL	$102.30	1-Jan-14 - 31-Dec-14
Swap	Shell Trading US	HH	20,000 MCF	$4.23	1-Jan-14 - 31-Dec-14
Collar	Shell Trading US	HSC	10,000 MCF	$3.75/$4.60	1-Jan-14 - 31-Dec-14

b)    Net Fair Value of Financial Assets and Liabilities

        The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

        The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33—FINANCIAL RISK MANAGEMENT (Continued)

c)     Credit Risk

        Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

        The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

        The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

d)    Liquidity Risk

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate committed credit facility. The Company aims to maintain flexibility in funding to meet ongoing operational requirements and exploration and development expenditures by keeping a committed credit facility available.

        The Company has the following commitments related to its non-derivative financial liabilities as at 31 December 2013 (in 000s):

	Total	Less than 1 year	1 - 5 years	More than 5 years
Trade and other payable	$62,811	$62,811	$—	$—
Accrued expenses	77,716	77,716	—	—
Credit facilities payments	37,037	1,600	35,437	—

Total	$177,564	$142,127	$35,437	$—

        The Company has the following commitments related to its non-derivative financial liabilities as at 31 December 2012 (in 000s):

	Total	Less than 1 year	1 - 5 years	More than 5 years
Trade and other payable	$38,770	$38,770	$—	$—
Accrued expenses	13,072	13,072	—	—
Credit facilities payments	30,000	—	30,000	—

Total	$81,842	$51,842	$30,000	$—

e)     Market Risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33—FINANCIAL RISK MANAGEMENT (Continued)

price risk, interest rate risk and foreign currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Commodity Price Risk

        The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil and gas products it produce.

Commodity Price Risk Sensitivity Analysis

        The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore fair valued through profit and loss. The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Change in profit/(loss)
Oil
—improvement in US$ oil price of $10 per barrel	$(2,351)	$(702)
—decline in US$ oil price of $10 per barrel	1,477	840
Gas
—improvement in US$ gas price of $0.50 per mcf	$(124)	$(60)
—decline in US$ gas price of $0.50 per mcf	180	60

Interest Rate Risk

        Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with floating interest rates.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 33—FINANCIAL RISK MANAGEMENT (Continued)

Interest Rate Sensitivity Analysis

        Based on the net debt position as at 31 December 2013, taking into account interest rate swaps, with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit before tax.

	Year ended 31 December 2013 US$'000	Six month ended 31 December 2012 US$'000
Change in profit/(loss)
—increase in interest rates + 2%	$(177)	$(157)
—decrease in interest rates - 2%	—	157

        This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

Foreign Currency Risk

        The Group is exposed to fluctuations in foreign currency arising from transactions in currencies other than the Group's functional currency (US$).

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 34—PARENT COMPANY INFORMATION

a)    Cost Basis

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Parent Entity
Assets
Current assets	$1,962	$1,490
Investment in subsidiaries	173,633	134,094
Non-current assets	42,840	—

Total assets	$218,435	$135,584

Liabilities
Current liabilities	$425	$127
Non-current liabilities	—	—

Total Liabilities	425	127

Total net assets	$218,010	$135,457

Equity
Issued capital	237,008	58,694
Share options reserve	386	386
Foreign currency translation	(20,509)	925
Retained earnings (loss)	1,125	75,452

Total equity	$218,010	$135,457

Financial Performance
Profit/(loss) for the period	$275	$(241)
Other comprehensive income	(31,307)	—

Total profit or loss and other comprehensive income	$(31,032)	$(241)

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 34—PARENT COMPANY INFORMATION (Continued)

b)    Equity Basis

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Parent Entity
Assets
Current assets	$1,962	$1,490
Investment in subsidiaries	302,864	150,453
Non-current assets	42,840	—

Total assets	$347,666	$151,943

Liabilities
Current liabilities	$425	$127
Non-current liabilities	—	—

Total Liabilities	425	127

Total net assets	$347,241	$151,816

Equity
Issued capital	237,008	58,694
Share options reserve	5,635	4,045
Foreign currency translation	(1,516)	(1,095)
Retained earnings (loss)	106,114	90,172

Total equity	$347,241	$151,816

Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	$275	$(241)
Equity in income of subsidiaries	15,667	76,451
Other comprehensive income	(421)	(154)

Total profit or loss and other comprehensive income	$15,521	$76,056

c)     Cash Flow

	Year ended 31 December 2013 US$'000	Six months ended 31 December 2012 US$'000
Cash flow from operating activities	$(42,934)	$(1,655)
Cash flow from investing activities	(136,890)	11
Cash flow from financing activities	179,904	716

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 35—DEED OF CROSS GUARANTEE

        Pursuant to Class Order 98/1418, the wholly-owned subsidiary, Armadillo Petroleum Limited ("APL"), is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of its financial reports.

        As a condition of the Class Order, SEAL and APL ("the Closed Group") have entered into a Deed of Cross Guarantee ("Deed"). The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001. APL has also given a similar guarantee in the event that SEAL is wound up.

        The Closed Group was formed in 2013; therefore, there is no comparable information.

        Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings for the year ended 31 December 2013 of the Closed Group:

Year ended 31 December 2013 US$'000
Profit / (loss) before income tax	$(1,497)
Income tax benefit	1,780

Profit attributable to members of SEAL	$283

Total comprehensive loss attributable to members of SEAL	$(18,924)

Retained earnings at 1 January	$849

Retained earnings at 31 December	$1,132

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 35—DEED OF CROSS GUARANTEE (Continued)

        Set out below is a condensed consolidated statement of financial position as at 31 December 2013 of the Closed Group:

31 December 2013 US$'000
Current assets
Cash and cash equivalents	$1,558
Other current assets	2,200

Total current assets	3,758

Non-current assets
Exploration and evaluation expenditure	170
Related party note receivable	40,537
Other non-current assets	174,240

Total non-current assets	214,947

Total assets	$218,705

Current liabilities
Trade and other payables	176
Accrued expenses	302

Total current liabilities	478

Non-current liabilities
Deferred tax liabilities	4

Total non-current liabilities	4

Total liabilities	$482

Net assets	$218,223

Equity
Issued capital	$237,008
Share option reserve	386
Foreign currency translation	(20,303)
Retained earnings	1,132

Total equity	$218,223

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 36—EVENTS AFTER THE BALANCE SHEET DATE

        In May 2014, the Company entered into a Purchase and Sale Agreement to divest of its remaining Denver-Julesburg Basin assets. The sale price of $116 million in cash includes capital expenditure reimbursement on 8 gross (3.1 net) non-operated horizontal wells. The sale is expected to close in the third quarter of 2014.

        In July 2014, the Company acquired the working interests in 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of $33 million and a commitment to drill four Eagle Ford wells. In addition, the Company has the option, at its sole discretion, to acquire the Seller's remaining working interests in Dimmit and Maverick Counties, Texas (including the Seller's interest in producing wells) for an additional $45 million (comprised of the Seller's choice of all cash or cash and ordinary shares, with certain restrictions).

        In May 2014, the Company's borrowing capacity under its Credit Facilities increased from $63 million to $135 million. Contemporaneously with and subsequent to the borrowing base redetermination, the Company drew an additional $50 million of net debt under its Credit Facilities, which increased the debt outstanding to $80 million as of June 30, 2014.

        In April 2014, the Company acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acreage is adjacent to the Company's current acreage in McMullen County, Texas.

        In February 2014, the Company completed a placement of 84.2 million ordinary shares at A$0.95 per share, raising A$80.0 million. The first tranche of 63.7 million shares were issued in March 2014 and the second tranche of 20.5 million shares were issued in April 2014. The placement was undertaken after the Company chose not to proceed with its U.S. initial public offering as it did not meet the goals and objectives of the proposed issue. As a result, the Company expensed all transaction costs incurred on the initial public offering as at 31 December 2013 of $2.1 million.

        After year-end, there was a well site accident in which two employees of a sub-contractor were injured. One of those employees subsequently passed away from their injuries. Due to various available indemnities and applicable insurance coverage, the Company believes the resolution of any potential claims that may ultimately name the Company as a defendant will not have a material adverse effect on its financial condition or results of operations

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 37—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

Costs Incurred

        The following table sets forth the capitalised costs incurred in our oil and gas production, exploration, and development activities:

(in thousands)	Year ended 31 December 2013	Six months ended 31 December 2012
Property Acquisition Costs
Proved(1)	$158,116	$986
Unproved(1)	60,690	23,330
Exploration costs	1,338	—
Development costs(2)	219,121	46,981

	$439,265	$71,297

(1)
2013 property acquisition costs include acquisition date fair value of $157.2 million and $47.3 million for proved and unproved assets acquired related to the Texon merger, which was primarily a non-cash business combination.

(2)
2013 development costs include $55.6 million of costs associated with non-producing wells in progress as at 31 December 2013. These wells in progress were either drilling, waiting on hydraulic fracturing or production testing at year-end.

Oil and Gas Reserve Information

        Netherland Sewall & Associates, Inc. ("NSAI"), an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interest owned by the Company as at 31 December 2013 and 2012. The individual primarily responsible for overseeing the review is a Senior Vice President with NSAI and a Registered Professional Engineer in the State of Texas with over 30 years of experience in oil and gas reservoir studies and evaluations.

        Proved reserves are those quantities of oil and natural gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy, volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 37—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following reserve data represents estimates only and should not be construed as being exact.

	Oil (MBbl)	Natural Gas (MMcf)	NGL(1) (MBbl)	Total Oil Equivalents (MBbl)
Total proved reserves:
30 June 2012	7,979	13,052	—	10,155
Revisions of previous estimates	(556)	(1,205)	—	(757)
Extensions and discoveries	1,597	4,322	—	2,317
Purchases of reserves in-place	827	5,797	—	1,793
Production	(195)	(233)	—	(234)
Sales of reserves in-place	(3,894)	(4,845)	—	(4,702)

31 December 2012	5,758	16,888	—	8,572

Revisions of previous estimates	(1,160)	(4,091)	74	(1,767)
Extensions and discoveries	7,081	16,270	1,946	11,739
Purchases of reserves in-place	3,857	4,674	758	5,393
Production	(827)	(934)	(96)	(1,079)
Sales of reserves in-place	(1,753)	(2,152)	—	(2,111)

31 December 2013	12,956	30,655	2,683	20,747

Proved developed reserves:
30 June 2012	2,564	4,905	—	3,382

31 December 2012	1,932	5,242	—	2,805

31 December 2013	4,140	10,765	1,087	7,021

Proved undeveloped reserves
30 June 2012	5,415	8,147	—	6,773

31 December 2012	3,826	11,646	—	5,767

31 December 2013	8,816	19,890	1,596	13,726

(1)
Prior to the year ended 31 December 2013, the Company's NGL Proved Reserves were insignificant; and as such, were included in Natural Gas Proved Reserves and not separately reported in the Company's reserve report.

Depletable Reserve Base

        In accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, the Company includes economically recoverable reserves as its depletable Reserve base used for its depletion calculation. With the exception of its Eagle Ford formation, the Company uses only Proved Developed Reserves in its depletable Reserve base. In addition to Proved Developed Reserves, the Company included Probable Developed Reserves of 887.3 MBoe in its Eagle Ford depletable Reserve base used for its six-month ended 31 December 2013 depletion calculation.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 37—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

The Proved and Probable Developed Reserves represent managements' best estimate of economically recoverable reserves associated with developed properties located in the Eagle Ford formation.

Revisions of Previous Estimates

        The Company's previous estimates of Proved Reserves related to its DJ Basin decreased by 1,431 MBoe in 2013 (81 percent of the Company's total revisions of previous estimate). This decrease was due to adjusted forecasts for the DJ Basin.

Extensions and Discoveries

        As a result of the Company's active 2013 drilling programs in its Eagle Ford and Mississippian/Woodford formations, the Proved Reserves had extensions and discoveries of 5,378 MBoe 4,252 MBoe, which represent 46 and 36 percent of the Company's total extensions and discoveries, respectively.

Standardized Measure of Future Net Cash Flow

        The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves ("Standardized Measure") does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and natural gas reserves. Fair value would require, among other things, consideration of expected future economic and operating conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash flow over our tax basis in the associated oil and gas properties. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

        The following summary sets forth our Standardized Measure:

(in thousands)	Year ended 31 December 2013	Six months ended 31 December 2012
Cash inflows	$1,407,871	$594,549
Production costs	(393,300)	(198,304)
Development costs	(382,259)	(113,531)
Income tax expense	(137,994)	(51,408)

Net cash flow	494,318	231,306
10% annual discount rate	(226,155)	(115,759)

Standardized measure of discounted future net cash flow	$268,163	$115,547

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2013

NOTE 37—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following are the principal sources of change in the Standardized Measure:

(in thousands)	Year ended 31 December 2013	Six months ended 31 December 2012
Standardized Measure, beginning of period	$115,547	$137,285
Sales, net of production costs	(66,962)	(13,642)
Net change in sales prices, net of production costs	6,450	(4,997)
Extensions and discoveries, net of future production and development costs	182,267	41,481
Changes in future development costs	16,222	(3,565)
Previously estimated development costs incurred during the period	13,854	33,714
Revision of quantity estimates	(33,809)	(15,138)
Accretion of discount	13,558	17,442
Change in income taxes	(48,786)	17,098
Purchases of reserves in-place	131,043	7,626
Sales of reserves in-place	(36,935)	(87,374)
Change in production rates and other	(24,286)	(14,383)

Standardized Measure, end of period	$268,163	$115,547

        The following table provides a reconciliation of PV10 to the Standardized Measure:

(in thousands)	Year ended 31 December 2013	Six months ended 31 December 2012
PV10 of proved reserves	$336,984	$135,582
Present value of future income tax discounted at 10%	(68,821)	(20,035)

Standardized Measure	$268,163	$115,547

Impact of Pricing

        The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

        The following average prices were used in determining the Standardized Measure as at:

	Year ended 31 December 2013	Six months ended 31 December 2012
Oil price per Bbl	$94.55	$94.71
Gas price per Mcf	$3.45	$2.75
NGL price per Bbl	$28.78	N/A

        The Company calculates the projected income tax effect using the "year-by-year" method for purposes of the supplemental oil and gas disclosures.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sundance Energy Australia Limited

        We have audited the accompanying consolidated statement of financial position of Sundance Energy Australia Limited as of December 31, 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the half year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sundance Energy Australia Limited at December 31, 2012, and the consolidated results of its operations and its cash flows for the half year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

680 George Street
Sydney NSW 2000 Australia
GP Box 2646 Sydney NSW 2001

October 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sundance Energy Australia Limited

        We have audited the accompanying consolidated statement of financial position of Sundance Energy Australia Limited and subsidiaries (the "Company") as of June 30, 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sundance Energy Australia Limited and subsidiaries as of June 30, 2012, and the results of their operations and their cash flows for the year ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON LLP

707 17th Street
Denver, Colorado 80202

October 18, 2013

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2012

		Consolidated Group
	Note	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Oil and gas sales revenue		$17,724	$29,787
Lease operating and production expenses	2	(4,082)	(6,355)
Depreciation and amortisation expense		(6,116)	(11,111)
Employee benefits expense		(2,801)	(4,318)
Administrative expense	3	(3,009)	(2,545)
Interest received		15	263
Finance costs	18	(593)	(152)
Impairment of non-current assets		—	(357)
Gain on sale of non-current assets	4	122,327	3,004
(Loss)/gain on commodity hedging		(639)	1,945
Realised currency (loss)		—	(4)

Profit before income tax		122,826	10,157
Income tax expense	5	(46,616)	(4,145)

Profit attributable to owners of the Company		76,210	6,012
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(154)	(247)

Total comprehensive income attributable to owners of the Company		$76,056	$5,765

Earnings per share
Basic earnings	8	$0.27	$0.02
Diluted earnings	8	$0.27	$0.02

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

		Consolidated Group
	Note	31 December 2012 US$'000	30 June 2012 US$'000
CURRENT ASSETS
Cash and cash equivalents	9	$154,110	$15,328
Trade and other receivables	10	15,672	12,352
Derivative financial instruments	11	617	1,331
Other current assets	12	5,025	1,680

TOTAL CURRENT ASSETS		175,424	30,691

NON-CURRENT ASSETS
Development and production assets	13	79,729	87,274
Exploration and evaluation expenditure	14	33,439	11,436
Plant and equipment	15	423	418
Derivative financial instruments	11	—	476
Other non-current assets	16	2,420	21

TOTAL NON-CURRENT ASSETS		116,011	99,625

TOTAL ASSETS		$291,435	$130,316

CURRENT LIABILITIES
Trade and other payables	17	38,770	22,056
Accrued expenses	17	13,072	8,337

TOTAL CURRENT LIABILITIES		51,842	30,393

NON-CURRENT LIABILITIES
Credit facility, net of $430 and $345 of deferred financing fees, respectively	18	29,570	14,655
Restoration provision	19	1,228	588
Deferred tax liabilities	20	56,979	10,476

TOTAL NON-CURRENT LIABILITIES		87,777	25,719

TOTAL LIABILITIES		$139,619	$56,112

NET ASSETS		$151,816	$74,204

EQUITY
Issued capital	21	$58,694	$57,978
Share option reserve	22	4,045	3,205
Foreign currency translation	22	(1,095)	(941)
Retained earnings		90,172	13,962

TOTAL EQUITY		$151,816	$74,204

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2012

Consolidated Group	Issued Capital US$'000	Retained Earnings US$'000	Foreign Currency Translation Reserve US$'000	Share Option Reserve US$'000	Total US$'000
Balance at 30 June 2011	$57,831	$7,950	$(694)	$2,380	$67,467
Shares issued during the year	147	—	—	—	147
Stock compensation, value of services	—	—	—	825	825
Profit attributable to owners of the Company	—	6,012	—	—	6,012
Other comprehensive loss for the year	—	—	(247)	—	(247)

Balance at 30 June 2012	57,978	13,962	(941)	3,205	74,204
Shares issued during the period	716	—	—	—	716
Stock compensation, value of services	—	—	—	840	840
Profit attributable to owners of the Company	—	76,210	—	—	76,210
Other comprehensive loss for the period	—	—	(154)	—	(154)

Balance at 31 December 2012	$58,694	$90,172	$(1,095)	$4,045	$151,816

The accompanying notes are an integral part of these consolidated financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2012

		Consolidated Group
	Note	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$11,648	$20,987
Payments to suppliers and employees		(2,886)	(8,900)
Interest received		16	263
Derivative proceeds (payments)		608	(297)
Income taxes (paid)/refunded		—	(221)

NET CASH PROVIDED BY OPERATING ACTIVITIES	26	9,386	11,832

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(32,551)	(34,833)
Payments for exploration expenditure		(8,031)	(5,685)
Payments for acquisition of oil and gas properties		(11,470)	—
Sale of non-current assets		173,822	4,679
Transaction costs related to sale of non-current assets		(862)	—
Payments to establish escrow related to acquisition		(6,230)	—
Payments for plant and equipment		(107)	(310)

NET CASH (USED IN) INVESTING ACTIVITIES		114,571	(36,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares		716	147
Payments for acquisition related costs		(192)	—
Borrowing costs, including capitalised financing fees		(678)	(408)
Proceeds from borrowings		45,000	15,000
Payments of borrowings		(30,000)	—
Realised currency (loss)		—	(5)

NET CASH PROVIDED BY FINANCING ACTIVITIES		14,846	14,734

Net (decrease)/increase in cash held		138,803	(9,583)
Cash at beginning of period		15,328	25,244
Effect of exchange rates on cash		(21)	(333)

CASH AT END OF PERIOD	9	$154,110	$15,328

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

        The financial report includes the consolidated financial statements and notes of Sundance Energy Australia Limited (SEAL) and its wholly owned subsidiary, Sundance Energy, Inc. (collectively, the 'Company,' 'Consolidated Group' or 'Group').

Basis of Preparation

        The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

        These consolidated financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

Change in reporting period

        Effective 1 July 2012, the Company changed its financial year end from 30 June to 31 December. This change resulted in the current reporting period being a six-month period. The six-month period ended 31 December 2012 is a shorter reporting period than that of the year ended 30 June 2012, which is the previous reporting period shown in these financial statements; therefore, the amounts presented in the financial statements are not entirely comparable.

Change in presentation currency

        The Group's cash flows and economic returns are principally denominated in US Dollars. From 1 July 2011, SEAL changed the currency in which it presents its consolidated and parent Company Financial Statements from Australian Dollars to US Dollars.

Principles of Consolidation

        A controlled entity is any entity over which SEAL has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing the power to govern, the existence and effect of holdings of actual and potential voting rights are considered. The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2012 and the results of all controlled entities for the financial period then ended.

        All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, have been eliminated on consolidation.

a)    Income Tax

        The income tax expense for the period comprises current income tax expense/(income) and deferred tax expense/(income).

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

        Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period as well as unused tax losses. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

        Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

        Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

        Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

        Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

        Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

b)    Development Assets and Plant and Equipment

        Development assets and plant and equipment are carried at cost less where applicable, any accumulated depreciation, amortisation and impairment losses. The initial measurement of development and production assets subject to depreciation and amortisation include developed leasehold costs, intangible and tangible drilling and completion costs, allocated drilling overhead, capitalised finance costs and the estimated fair value of restoration provisions as at the date of each

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

wells' initial production. The initial measurement of development and production assets not subject to depreciation and amoritsation include similar costs of wells that have not had initial production as at the date of the statement of financial position. The initial measurement of plant and equipment assets include primarily office and computer equipment.

        The carrying amount of development assets and plant and equipment are reviewed semi-annually to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

        Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which are they are incurred.

Depreciation / Amortisation

        Fixed assets are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

        The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 - 33%	Straight Line

        The Group uses the units of production method to amortise costs carried forward in relation to its development assets. For this approach, the calculation is based upon proved developed reserves.

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss.

c)     Exploration and Evaluation Expenditure

        Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. The initial measurement of these costs include the acquisition of rights to explore and mineral rights, various topographical, geological, geochemical and geophysical studies and other expenditures associated with finding specific mineral resources. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

        When production commences, the accumulated costs for the relevant area of interest are transferred to production assets and amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

        A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

d)    Leases

        Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the consolidated group, are classified as finance leases.

        Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

        Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

        Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e)     Financial Instruments

Recognition and Initial Measurement

        Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

        Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified as at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

        The Group uses derivative financial instruments to hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap, option, and costless collar contracts. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes. Derivative financial instruments are initially recognised

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

at cost, which approximates fair value. Subsequent to initial recognition, derivate financial instruments are recognised at fair value. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of comprehensive income.

Derecognition

        Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

i)     Financial assets at fair value through profit or loss

        Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, when they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)    Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

iii)   Held-to-maturity investments

        Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group's intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

iv)    Available-for-sale financial assets

        Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

v)     Financial liabilities

        Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)     Impairment of Non-Financial Assets

        At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

        Impairment testing is performed annually for intangible assets with indefinite lives.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

g)     Foreign Currency Transactions and Balances

Functional and presentation currency

        The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in US dollars.

Transactions and Balances

        Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

        Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement of comprehensive income.

Group Companies

        The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

  •
  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

  •
  income and expenses are translated at average exchange rates for the period; and

  •
  retained profits are translated at the exchange rates prevailing at the date of the transaction.

        Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the statement of comprehensive income. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Employee Benefits

        Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity—Settled Compensation

        The Group has an employee share option plan. The fair value of the options awarded are amortised as an expense in the statement of comprehensive income over their performance period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options at the grant date.

Restricted Share Unit Plan

        The group has a restricted share unit plan (RSU) to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group's long-term goals. The RSUs are based on targets established and approved by the Board. Actual RSUs, awarded annually, are modified according to actual results and vest in four equal tranches beginning on the grant date.

i)     Provisions

        Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j)     Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, unrestricted escrow accounts that management expects to be used to settle current liabilities, capital or operating expenditures, or complete acquisitions and bank overdrafts.

k)    Revenue

        Revenue from the sale of goods is recognised upon the delivery of goods to customer. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

        Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax (GST).

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)     Borrowing Costs

        Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. No borrowing costs were capitalised in the six month period and year ended 31 December 2012 and 30 June 2012.

        All other borrowing costs are recognised in income in the period in which they are incurred.

m)   Goods and Services Tax (GST)

        Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

        Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n)    Critical Accounting Estimates and Judgments

        The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group.

Key estimates

Estimates of reserve quantities

        The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of amortisation (depletion), depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of amortization (depletion), and depreciation and the assessment of possible impairment of assets, management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the Securities and Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission ("SEC") regarding oil and natural gas reserve reporting including those presented in Note 33.

Exploration and Evaluation

        The Company's policy for exploration and evaluation is discussed in Note 1 (c). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, the directors conclude that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the statement of comprehensive income.

Restoration Provision

        A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the life of the assets and the provision is revised at each balance date through the statement of profit or loss as the discounting of the liability unwinds.

o)    Change in Accounting Estimate

        The same accounting policies and methods of computation have been followed in this financial report as were applied in the 30 June 2012 financial statements.

p)    Reclassifications

        Certain reclassifications have been made to the prior year financial statements and associated notes to the financial statements to conform to the current year presentation.

q)    Rounding of amounts

        The company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

r)     Parent Entity Financial Information

        The financial information for the parent entity, SEAL, discussed in Note 32, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

s)     Earnings Per Share

        The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

t)     Adoption of New and Revised Accounting Standards

        During the current reporting period the Group adopted all of the new and revised International Accounting Standards and Australia Accounting Standards and Interpretations applicable to its operations which became mandatory.

AASB 2011-9 Amendments to Australian Accounting Standards Presentation of Items of Other Comprehensive Income (IAS 1 Amendments)

        The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for reporting periods beginning on or after 1 July 2012. The Group's management adopted this change in the current presentation of items in other comprehensive income. This adoption did not affect the measurement or recognition of such items.

Recently issued accounting standards to be applied in future reporting periods:

        The following Standards and Interpretations are effective for annual periods beginning on or after 1 January 2013 and have not been applied in preparing these consolidated financial statements. The Group's assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

IFRS 9—Financial Instruments

        IFRS 9 introduces new requirements for the classification, measurement, and derecognition of financial assets and financial liabilities. IFRS 9 is effective for annual periods beginning on or after 1 January 2015, and is available for early adoption.

IFRS 10—Consolidated Financial Statements

        IFRS 10 replaces the guidance on control and consolidation in IAS 27—Consolidated and Separate Financial Statements and Interpretation 12—Consolidation—Special Purpose Entities. IFRS 10 includes a new definition of control that focuses on the need to have both power and rights or exposure to variable returns.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS 13—Fair Value Measurement

        IFRS 13 establishes a single source of guidance for fair value measurements and disclosures. The standard defines fair value, establishes a framework for measuring fair value, and requires more extensive disclosures than current standards. IFRS 13 is effective for annual periods beginning on or after 1 January 2013.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure

        This standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report. AASB 2011-4 is effective for annual periods beginning on or after 1 July 2013.

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

        AASB 2012-5 makes amendments to several Australian Accounting Standards. These amendments primarily relate to clarification of narrative requirements for comparative information and segment disclosures for interim financial reports. AASB 2012-5 is effective for annual periods beginning on or after 1 January 2013.

        The potential effect of these Standards is yet to be fully determined. However, it is not expected that the new or amended standards will significantly affect the Group's financial position or performance.

        The financial report was authorised for issue on 28 March 2013, by the Board of Directors.

NOTE 2—LEASE OPERATING AND PRODUCTION EXPENSES

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Lease operating expense	$(1,908)	$(2,921)
Workover expense	(287)	(180)
Production taxes	(1,887)	(3,254)

	$(4,082)	$(6,355)

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 3—ADMINISTRATIVE EXPENSES

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Accounting and company secretarial	$(150)	$(271)
Acquisition and merger related fees	(713)	—
Audit fees	(145)	(51)
Professional fees	(929)	(789)
Travel	(280)	(390)
Rent	(181)	(287)
Share registry and listing fees	(75)	(122)
Other expenses	(536)	(635)

	$(3,009)	$(2,545)

NOTE 4—GAIN ON SALE OF NON-CURRENT ASSETS

        On 27 September 2012, the Company sold all of its interest in properties located in the South Antelope field for $172.4 million. Prior to the disposition, the South Antelope development and production properties were part of the Williston Basin depletion base. To determine the carrying costs of the sold properties, the Company used the relative fair value of South Antelope proved developed reserves as compared to the Company's total proved developed reserves in the Williston Basin. As a result, it was determined that approximately $49.4 million of the Company's carrying costs related to its South Antelope development and production properties at the time of the disposal. In addition to the South Antelope development and production properties, the Purchaser acquired approximately $3.9 million of assets and assumed approximately $3.8 million of liabilities, which were removed from the Company's statement of financial position at the time of the sale. The Company incurred approximately $0.9 million of legal and other transaction related costs. This sale resulted in a gain of $122.5 million. The Company also sold all of its properties in the Pawnee prospect for $0.9 million of proceeds, which resulted in a loss of $0.2 million. Both the South Antelope gain and the Pawnee loss on sale are included in the gain on sale of non-current assets in the statement of profit or loss and other comprehensive income for the six month period ended 31 December 2012.

        The Company elected to apply Section 1031 "like-kind exchange" treatment of the South Antelope sales proceeds under the US tax rules which allow deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing date of the transaction. In addition, the US tax rules allow the deduction of all intangible drilling costs ("IDCs") in the period incurred. As at 31 December 2012, the Company expected to defer the majority of the taxable gain on the sale by acquiring qualified replacement properties or utilising IDCs from its development program. In March 2013, the Company completed a transaction in which the majority of the funds remaining in its Section 1031 escrow account were used to acquire oil and gas properties in connection with the Texon Scheme of Arrangement transaction discussed in more detail in Note 29. Management believes the properties acquired qualify as "like-kind property" under Section 1031 which will result in deferral of the majority of the gain associated with the South Antelope sale.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 5—INCOME TAX EXPENSE

		Consolidated Group
		6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
a)	The components of income tax expense comprise:
	Current tax benefit/(expense)	$(11)	$242
	Deferred tax expense	(46,605)	(4,387)

		$(46,616)	$(4,145)

b)	The prima facie tax on income from ordinary activities before income tax is reconciled to the income tax as follows:
	Profit before income tax	$122,826	$10,157

	Prima facie tax expense on income from ordinary activities before income tax at 30%	$36,848	$3,047
	Add:
	Tax effect of:
	—difference of tax rate in US controlled entities	9,417	862
	—employee options	44	276
	—other allowable items	93	4
	—previously unrecognised tax gains used to (reduce)/increase current tax expense	—	(139)
	—previously unrecognised tax losses used to (reduce)/increase current tax expense	—	—
	—Acquisition related costs	214	—
	—Deferred tax assets associated with capital raising costs recognised direct to equity but not meeting the recognition criteria	—	95

	Income tax attributable to entity	$46,616	$4,145

c)	Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	$375	$375

        At December 31, 2012 the Company had U.S. federal and state net operating loss carryforwards for tax purposes of approximately $58.8 million and $54.5 million, respectively which will expire in 2030 through 2032. We believe that it is more likely than not that the carryforward will be utilized before it expires.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 6—KEY MANAGEMENT PERSONNEL COMPENSATION

a)    Names and positions held of Consolidated Group key management personnel in office at any time during the financial period are:

Mr M Hannell	Chairman Non-executive
Mr E McCrady	Chief Executive Officer & Managing Director
Mr D Hannes	Director—Non-executive
Mr N Martin	Director—Non-executive
Mr W Holcombe	Director—Non-executive (appointed as Director on 19 December 2012)
Mr A Hunter III	Director—Executive (resigned as a Director on 13 July 2012)
Ms C Anderson	Chief Financial Officer
Mr C Gooden	Company Secretary

  Other than employees of the Company listed above, there are no additional key management personnel.

b)    Key Management Personnel Compensation

  Refer to the Remuneration Report contained in the Report of Directors' for details of the remuneration paid or payable to each member of the Group's key management personnel (KMP) for the six month period ended 31 December 2012 and year ended 30 June 2012.

  The total of remuneration paid to KMP of the Group during the year is as follows:

	Consolidated Group
	6 months to 31 December 2012 US$ '000	12 months to 30 June 2012 US$ '000
Short term wages and benefits	$695	$1,389
Equity settled-options based payments	262	496
Post-employment benefit	17	31

	$974	$1,916

c)     Options Granted as Compensation

  Options granted as compensation were zero ($nil fair value) and 1,000,000 ($0.2 million fair value) during the six month period and year ended 31 December and 30 June 2012, respectively, to KMP from the Sundance Energy Employee Stock Option Plan. Options generally vest in five equal tranches of 20% on the grant date and each of the four subsequent anniversaries of the grant date.

d)    Restricted Share Units Granted as Compensation

  Restricted share units (RSUs) awarded as compensation were 669,642 ($0.5 million fair value) and 776,000 ($0.3 million fair value) during the six month period and year ended 31 December and 30 June 2012, respectively, to KMP from the Sundance Energy Long Term Incentive Plan. RSUs

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 6—KEY MANAGEMENT PERSONNEL COMPENSATION (Continued)

  generally vest in four equal tranches of 25% on the grant date and each of the three subsequent anniversaries of the grant date.

NOTE 7—AUDITORS' REMUNERATION

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Remuneration of the auditor for:
Auditing or review of the financial report	$131	$90
Non-audit services related to Texon acquisition	148	—
Taxation services provided by the practice of auditor	14	13

Total remuneration of the auditor	$293	$103

NOTE 8—EARNINGS PER SHARE (EPS)

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Profit for periods used to calculate basic and diluted EPS	$76,210	$6,012

	Number of shares	Number of shares
—Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	277,244,883	277,049,463
—Incremental shares related to options and restricted share units	2,896,496	1,900,976

—Weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	280,141,379	278,950,439

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 9—CASH AND CASH EQUIVALENTS

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Cash at bank and on hand	$12,747	$14,353
Cash equivalents in escrow accounts	141,363	—
Short term deposits	—	975

	$154,110	$15,328

        Included in cash equivalents, the Company has approximately $141.4 million in a Section 1031 escrow account which is not limited in use, except that the timing of tax payments will be accelerated if not used on qualified "like-kind property." As such, the balance has been included in the Company's cash and cash equivalents in the statement of financial position and statement of cash flows as at 31 December 2012 and for the six month period then ended.

        For the year ended 30 June 2012, the effective interest rate on short term bank deposits was 1.5% for the Group. 94% of deposits were at 24 hours call and the balance of deposits has an average maturity of 49 days. The Groups' exposure to interest rate risk is summarised at Note 31.

NOTE 10—TRADE AND OTHER RECEIVABLES

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Oil and gas sales	$11,376	$8,244
Trade receivables	4,185	3,940
Other	111	168

	$15,672	$12,352

        At 31 December and 30 June 2012, the Group had receivable balances of $8.6 million and $6.7 million, respectively, which were outside normal trading terms (the receivable was past due but not impaired). Due to the short term nature of these receivables, their carrying amounts are assumed to approximate their fair value.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
FINANCIAL ASSETS COMPRISE:
Current
Derivative financial instruments—commodity contracts	$617	$1,331
Non-current
Derivative financial instruments—commodity contracts	—	476

Total financial assets	$617	$1,807

FINANCIAL LIABILITIES COMPRISE:
Current
Derivative financial instruments—commodity contracts	$—	$—
Non-current
Derivative financial instruments—commodity contracts	—	—

Total financial liabilities	$—	$—

        The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows.

Consolidated 31 December 2012	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$617	$—	$617
Liabilities
Derivative financial instruments	—	—	—	—

Net fair value	$—	$617	$—	$617

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Consolidated 30 June 2012	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$1,807	$—	$1,807
Liabilities
Derivative financial instruments	—	—	—	—

Net fair value	$—	$1,807	$—	$1,807

Measurement of Fair Value

        The methods and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting period.

a)    Derivatives

        Where derivatives are traded either on exchanges or liquid over-the-counter markets the Group uses the closing price at the reporting date. Normally, the derivatives entered into by the Group are not traded in active markets. The fair values of these contracts are estimated using a valuation technique that maximises the use of observable market inputs, eg market exchange and interest rates (Level 2). Most derivatives entered into by the Group are included in Level 2 and consist of commodity contracts.

NOTE 12—OTHER CURRENT ASSETS

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Cash advances to other operators	$625	$1,514
Escrow accounts	3,830	—
Oil inventory on hand, at cost	69	46
Prepayments	501	120

	$5,025	$1,680

        On 31 December 2012, the Company completed a transaction to acquire certain oil and gas properties in the Wattenberg field of the Denver-Julesburg (DJ) Basin (the "Wattenberg Acquisition"). In connection with the transaction the Company transferred $3.0 million, $2.7 million and $0.5 million to escrow accounts related to a drilling commitment, title defect and environmental remediation, respectively ($6.2 million collectively). Because the use of the Wattenberg Acquisition related escrow accounts are restricted or generally will not be used to settle short-term Company operating costs, they have been excluded from the Company's cash and cash equivalents balance in the statement of financial position and statement of cash flows as at 31 December 2012 and for the six month period then ended. Of this $6.2 million escrow account balance, $3.8 million is classified as other current asset in the statement of financial position as at 31 December 2012.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 13—DEVELOPMENT AND PRODUCTION ASSETS

		Consolidated Group
		31 December 2012 US$'000	30 June 2012 US$'000
Costs carried forward in respect of areas of interest in:
Development and production phase at cost		$96,663	$113,830
Accumulated amortisation		(14,619)	(24,241)
Provision for impairment		(2,315)	(2,315)

Total Development and Production Expenditure		$79,729	$87,274

a)	Movements in carrying amounts:
	Development expenditure
	Balance at the beginning of the period	$87,274	$45,873
	Amount transferred from exploration phase	527	2,277
	Amounts capitalised during the period	47,949	50,520
	Amortisation expense	(6,013)	(10,971)
	Development assets sold during the period	(50,008)	(425)

	Balance at end of period	$79,729	$87,274

NOTE 14—EXPLORATION AND EVALUATION EXPENDITURE

		Consolidated Group
		31 December 2012 US$'000	30 June 2012 US$'000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase at cost		$35,053	$13,050
Provision for impairment		(1,614)	(1,614)

Total Exploration and Evaluation Expenditure		$33,439	$11,436

a)	Movements in carrying amounts:
	Exploration and evaluation
	Balance at the beginning of the period	$11,436	$6,626
	Amounts capitalised during the period	23,348	8,670
	Impairment of exploration and expenditure	—	(357)
	Amount transferred to development phase	(527)	(2,277)
	Exploration tenements sold during the period	(818)	(1,226)

	Balance at end of period	$33,439	$11,436

        Included in the amounts capitalised during the six month period ended 31 December 2012, was $12.7 million related the Wattenberg Acquisition, which occurred on 31 December 2012. The remaining $1.0 million of the total consideration paid or liabilities assumed was included in the amount capitalised of the Company's development and production assets.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 14—EXPLORATION AND EVALUATION EXPENDITURE (Continued)

        The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 15—PLANT AND EQUIPMENT

		Consolidated Group
		31 December 2012 US$'000	30 June 2012 US$'000
Plant and equipment at cost		$737	$630
Accumulated depreciation		(314)	(212)

Total Plant and Equipment		$423	$418

a)	Movements in carrying amounts:
	Balance at the beginning of the period	$418	$210
	Additions	107	310
	Depreciation	(102)	(102)

	Balance at end of period	$423	$418

NOTE 16—OTHER NON-CURRENT ASSETS

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Escrow accounts	$2,400	$—
Casing and tubulars at net realisable value	20	21

	$2,420	$21

        The $2.4 million of escrow accounts is the long-term portion related to the escrow accounts discussed in Note 12.

NOTE 17—TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Oil and gas related	$49,407	$29,059
Administrative expenses	2,435	1,334

Total trade and other payable and accrued expenses	$51,842	$30,393

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 18—CREDIT FACILITY

	Consolidated Group
	31 December 2012 US$000	30 June 2012 US$000
Wells Fargo Credit Facility	$30,000	$—
Bank of Oklahoma Credit Facility	—	15,000

Total credit facilities	30,000	15,000
Deferred financing fees	(430)	(345)

	$29,570	$14,655

        On 31 December 2012, Sundance Energy, Inc. ("SEI"), a wholly owned subsidiary of the Company, entered into a credit agreement with Wells Fargo (the "Credit Facility"), pursuant to which up to $300 million is available on a revolving basis. The borrowing base under the Credit Facility is determined by reference to the value of the Company's proved reserves. The agreement specifies a semi-annual borrowing base redetermination and the Company can request two additional redeterminations each year. The borrowing base was originally set at $30 million. Interest on borrowed funds accrues, at the Company's option, of i) LIBOR plus a margin that ranges from 175 to 275 basis points or ii) the Base Rate, defined as a rate equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Prime Rate, or (c) LIBOR plus a margin that ranges from 75 to 175 basis points. The applicable margin varies depending on the amount drawn. The Company also pays a commitment that ranges from 37.5 to 50 basis points on the undrawn balance of the borrowing base. The agreement has a five year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio requirements. As at 31 December 2012 the Company requested and received a waiver from Wells Fargo regarding compliance with the maximum leverage ratio as at 31 December 2012 as required under the terms of the Credit Facility. Certain development and production assets are pledged as collateral and the facility is guaranteed by the Parent Company. The Company immediately drew on the Credit Facility's full $30 million borrowing base and used $15 million of the proceeds to repay and retire its outstanding loan with the Bank of Oklahoma. As a part of its Bank of Oklahoma debt extinguishment, the Company expensed approximately $0.3 million of unamortised deferred financing costs, which is included in financing costs in the statement of profit or loss and other comprehensive income for the six month period ended 31 December 2012. The Company capitalised $0.4 million of financing costs related to the Wells Fargo credit facility, which will be amortised over the term of the loan. Under the terms of the credit facility, SEI is limited to payment of $2 million in dividends annually to SEAL without prior creditor approval.

NOTE 19—RESTORATION PROVISION

        The restoration provision represents the present value of restoration costs relating to the Company's oil and gas interests, which are expected to be incurred up to 2042. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 19—RESTORATION PROVISION (Continued)

fields cease to produce at economically viable rates. This in turn will depend on future oil and gas prices, which are inherently uncertain.

	Consolidated Group
	31 December 2012 US$'000	30 June US$'000
a) Decommissioning costs:
Balance at the beginning of the period	$588	$349
New provisions and changes in estimates	310	230
Dispositions	(192)	(2)
New provisions assumed from asset acquisition	506	—
Unwinding of discount	16	11

Balance at end of period	$1,228	$588

NOTE 20—DEFERRED TAX LIABILITIES

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
The balance comprises temporary differences attributable to:
Plant and equipment	$26	$37
Development and production expenditure	79,600	24,276
Net operating loss carried forward	(22,647)	(13,837)

	$56,979	$10,476

NOTE 21—ISSUED CAPITAL

        Total ordinary shares issued at each year end are fully paid.

		Number of Shares
a)	Ordinary Shares
	Total shares issued at 30 June 2011	276,709,585
	Shares issued during the year	388,889

	Total shares issued at 30 June 2012	277,098,474
	Shares issued during the year	1,666,667

	Total shares issued at 31 December 2012	278,765,141

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 21—ISSUED CAPITAL (Continued)

  Ordinary shares participate in dividends and the proceeds on winding of the parent entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

		Consolidated Group
		31 December 2012 US$'000	30 June 2012 US$'000
b)	Issued Capital
	Opening balance	$57,978	$57,831
	Shares issued during the period	716	147

	Closing balance at end of period	$58,694	$57,978

c)     Options on Issue

  Details of the share options outstanding as at the end of the period:

Grant Date	Expiry Date	Exercise Price	31 December 2012	30 June 2012
10 Sep 2010	31 May 13	A$0.20	1,000,000	1,000,000
10 Sep 2010	31 May 13	A$0.30	500,000	500,000
02 Dec 2010	01 Dec 15	A$0.37	1,166,666	2,333,333
02 Mar 2011	30 Jun 14	A$0.95	30,000	30,000
03 Jun 2011	31 May 13	A$0.35	100,000	100,000
03 Jun 2011	15 Jan 16	A$0.65	500,000	500,000
03 Jun 2011	28 Jan 16	A$0.50	250,000	750,000
06 Jun 2011	01 Sep 15	A$0.95	30,000	30,000
06 Sep 2011	31 Dec 18	A$0.95	1,200,000	1,200,000
05 Dec 2011	05 Mar 19	A$0.95	1,000,000	1,000,000

			5,776,666	7,443,333

d)    Restricted Share Units (RSUs) on Issue

  Details of the restricted share units outstanding as at the end of the period:

	Consolidated Group
Grant Date	31 December 2012	30 June 2012
05 Dec 2011	608,750	—
15 Oct 2012	1,482,143	—

	2,090,893	—

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 21—ISSUED CAPITAL (Continued)

e)     Capital Management

  Management controls the capital of the Group in order to maintain a good debt equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

  The Group's debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 18, the Group has no externally imposed capital requirements.

  Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

  There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year. The strategy is to ensure that the Group's gearing ratio remains minimal. At 31 December and 30 June 2012, the Company had $30 million and $15 million of outstanding debt, respectively.

NOTE 22—RESERVES

a)    Share Option Reserve

  The share option reserve records items recognised as expenses on valuation of employee and supplier share options and restricted share units.

b)    Foreign Currency Translation Reserve

  The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 23—CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to joint ventures and tenements

        As at 31 December 2012, all of the Company's exploration and evaluation and development and production assets are located in the United States of America.

        The mineral leases in the exploration prospects in the USA have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

        On 31 December 2012, the Company entered into an agreement to acquire certain oil and gas properties located in the Wattenberg Field and to drill 45 net wells by 31 December 2015 on the acquired properties (the "Drilling Commitment"). As each qualifying well is drilled, approximately $67 thousand is paid from the escrow account to the Company. However, for each required net

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 23—CAPITAL AND OTHER EXPENDITURE COMMITMENTS (Continued)

commitment well not completed by the Company during that prorated commitment year, the Company is to pay the seller of the properties approximately $67 thousand from the escrow account. Certain clawback provisions allow the Company to recoup amounts paid to the sellers if the total 45 wells are drilled by 31 December 2015.

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Operating lease commitments
Commitments for minimum lease payments in relation to non-cancellable operating leases not provided for in the financial statements.
Lease expenditure commitments
—due within one year	$162	$202
—due within 1 - 5 years	81	162

	$243	$364

Drilling commitments
Commitments for the payment related to drilling not provided for in the financial statements.
Expenditure commitments
due within one year	$1,000	$—
due within 1 - 5 years	2,000	—

	$3,000	$—

Employment and consultant commitments
Commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the financial statements.
Expenditure commitments
—due within one year	$275	$180
—due within 1 - 5 years	104	270

	$379	$450

        Details relating to the employment contracts are set out in the remuneration report.

NOTE 24—CONTINGENT ASSETS AND LIABILITIES

        At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be disclosed in accordance with IAS 37.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 25—OPERATING SEGMENTS

        Management has determined, based upon the reports reviewed by the CEO and used to make strategic decisions, that the Group has one reportable segment being oil and gas exploration and production in the United States of America.

        The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows. As a result no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

NOTE 26—CASH FLOW INFORMATION

		Consolidated Group
		6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
a)	Reconciliation of cash flows from operations with income from ordinary activities after income tax
	Profit from ordinary activities after income tax	$76,210	$6,012
	Non cash flow in operating income
	Depreciation and exploration expenditure written off	6,116	11,468
	Share options expensed	733	930
	Unrealised losses (gains) on derivatives	1,190	(2,242)
	Net gain on sale of properties	(122,327)	(3,004)
	Write-off of Bank of Oklahoma deferred financing fees	349	—
	Changes in assets and liabilities:
	—Increase in current and deferred tax	46,616	3,732
	—(Increase) / decrease in other assets, excluding investing	(381)	1,517
	—Increase in trade and other receivables	(3,320)	(8,814)
	—Increase in trade and other payables	4,200	2,233

	Net cash provided by operating activities	$9,386	$11,832

b)    Non Cash Financing and Investing Activities

        During the six month period and year ended 31 December and 30 June 2012, 1,666,667 and 388,889 shares were issued at A$0.41 and A$0.37 per weighted average share, respectively.

c)     Business Combinations

        There were no non-cash business combinations in the six month period and year ended 31 December and 30 June 2012.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 27—SHARE BASED PAYMENTS

        During the six month period ended 31 December 2012, a total of nil (year ended 30 June 2012: 2,260,000) options were granted to employees pursuant to employment agreements and a total of 1,666,667 (year ended 30 June 2012: 388,889) previously issued options were exercised. There were 700,000 awarded options that the Company expected to issue in early 2013 for which Company employees rendered services during the six month period ended 31 December 2012. Using the best estimate of fair value on the employees' hire date, the Company began expensing these awards during the six month period ended 31 December 2012. The 700,000 options expected to be issued in early 2013 are excluded from the outstanding options summary below:

	Consolidated Group
	31 December 2012		30 June 2012
	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of year	7,443,333	0.55	5,632,222	0.38
Formally issued	—	—	2,260,000	0.95
Forfeited	—	—	(60,000)	0.50 - 0.70
Exercised	(1,666,667)	0.41	(388,889)	0.37
Expired	—	—	—	—

Outstanding at end of year	5,776,666	0.59	7,443,333	0.55

Exercisable at end of year	3,729,999	0.44	3,551,889	0.45

        The following tables summarise the options issued and awarded and their related grant date, fair value and vesting conditions for the six month period ended 31 December 2012 and the year ended 30 June 2012:

        Options awarded, but not yet issued during the six month period ended 31 December 2012:

Award Date (not issued)	Number of Options	Estimated Fair Value	Vesting Conditions
1 November 2012	350,000	$145	20% issuance date, 20% first four anniversaries
3 December 2012	350,000	157	20% issuance date, 20% first four anniversaries

	700,000	$302

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 27—SHARE BASED PAYMENTS (Continued)

        Options issued during the year ended 30 June 2012:

Grant Date	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
1 July 2011	30,000	$14	33% issuance date, 33% first two anniversaries
1 September 2011	30,000	12	33% issuance date, 33% first two anniversaries
7 October 2011	1,200,000	408	17% issuance date, 17% first five anniversaries
5 March 2012	1,000,000	212	20% issuance date, 20% first four anniversaries

	2,260,000	$646

        Share based payments expense related to options is determined pursuant to IFRS 2: Share Based Payments, and is recognised pursuant to the attached vesting conditions. The fair value of the options awarded ranged from A$0.42 to A$0.45 for the period ended 31 December 2012 and A$0.21 to A$0.46 for the year ended 30 June 2012, which was calculated using a Black-Sholes options pricing model. Expected volatilities are based upon the historical volatility of the ordinary shares. Historical data is also used to estimate the probability of option exercise and potential forfeitures. No options were issued in the six month period ended 31 December 2012; however, 700,000 awarded options were expected to be issued in early 2013 and were expensed during the period according to the relevant service period.

        The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the periods:

	Expected to be issued in early 2013(1)	Issued during year ended 30 June 2012
Share price:	A$0.78 - A$0.82	A$0.38 - 0.96
Exercise price:	A$1.15	A$0.95
Expected volatility:	65%	75%
Option term:	5.75 years	3.3 to 7.3 years
Risk free interest rate:	2.75%	5.5% to 6.25%

(1)
Options subject to formal issuance, but were awarded and expensed beginning on the employees' hire date during the six month period ended 31 December 2012.

Restricted Share Units

        During the six month period and year ended 31 December and 30 June 2012, the Board of Directors awarded 1,482,143 and 910,000 restricted share units (RSUs) to certain employees. These awards were made in accordance with the long term equity component of the Company's incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors' Report. Share based payment expense for RSUs awarded was calculated pursuant to IFRS 2: Share Based Payments. The fair values of RSUs were estimated at the date they were approved by the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 27—SHARE BASED PAYMENTS (Continued)

Board of Directors, 15 October 2012 and 5 December 2011 (the measurement dates). As at 30 June 2012, the 5 December 2011 awards had been approved but not yet issued. All unforfeited awards were issued to employees upon finalisation of the plan documents, which occurred in December 2012. The value of the vested portion of these awards has been recognised within the financial statements. This information is summarised for the Consolidated Group for the six month period ended 31 December 2012 below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$
Awarded, but not yet issued (beginning of period)*	910,000	0.38
Forfeited prior to finalisation of plan*	(301,250)	0.38
Formally issued (in addition to unissued units at beginning of period)	1,482,143	0.68
Forfeited subsequent to finalisation of plan	—	—
Converted to ordinary shares	—	—

Outstanding at end of period	2,090,893	0.59

Vested at end of period	765,286	0.48

*
RSUs awarded, but not yet issued at beginning of period were issued upon finalisation of the plan during the period ended 31 December 2012 and are included in the total outstanding at end of period (net of forfeited units).

        The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions for the six month period ended 31 December 2012 and the year ended 30 June 2012:

        RSUs issued during the six month period ended 31 December 2012:

Award Date (not issued)	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
15 October 2012	1,080,358	$809	25% issuance date, 25% first three anniversaries
29 November 2012	401,785	340	25% issuance date, 25% first three anniversaries

	1,482,143	$1,149

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 27—SHARE BASED PAYMENTS (Continued)

        RSUs awarded during the year ended 30 June 2012:

Award Date (not issued)	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
5 December 2011	375,000	$146	25% issuance date, 25% first three anniversaries
29 November 2012	535,000	212	25% issuance date, 25% first three anniversaries

	910,000	$358

        Upon vesting, and after a certain administrative period, the RSUs are converted to common shares of the Company's stock. Once converted to common shares, the RSUs are no longer restricted. As the daily closing price of the Company stock approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

NOTE 28—JOINT VENTURE INTERESTS

        The Group had interests in joint venture operations of 23.34% in oil and gas exploration in the PEL 100 blocks in South Australia. In December 2011, the joint venture interests were sold for $0.5 million. The net book value was nil, as the joint venture interests were impaired in previous years.

NOTE 29—EVENTS AFTER THE BALANCE SHEET DATE

        On 8 March 2013, the Company acquired 100% of the outstanding shares of Texon Petroleum Ltd ("Texon", whose name was changed to Armadillo Petroleum Ltd), an Australian corporation with oil and gas assets in the Eagle Ford formation in the United States. The Company acquired Texon to gain access to its existing production and drilling inventory in the Eagle Ford formation. As consideration, the Company issued 122.7 million ordinary shares (approximately 30.6% of the total outstanding shares immediately subsequent to the acquisition), which had a fair value of $132.1 million on the acquisition date and net cash consideration of $26.3 million for a total purchase price of $158.4 million. The net cash consideration includes a $141.0 million pre-merger purchase by the Company of certain Texon oil and gas properties, offset by $114.7 million of cash acquired at the time of the merger. The current income tax liability, included in accrued expenses, and deferred tax liability of $30.3 million and $15.1 million, respectively, are comprised of tax liabilities assumed as at the acquisition date and an increase in the tax liability related to the incremental acquisition date fair value of the acquired development and production and exploration and evaluation assets as compared to Texon's historical basis.

        The Company paid $158.4 million for substantially all of the net assets of Armadillo Petroleum Ltd. Due to the complexity and timing of the merger, the fair values are provisional. The following table reflects the assets acquired and the liabilities assumed at their estimated fair value (in

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 29—EVENTS AFTER THE BALANCE SHEET DATE (Continued)

thousands). The Company will continue to review the assets acquired and the liabilities assumed for twelve months from the date of the merger.

Estimated fair value of assets acquired:
Trade and other receivables	$5,284
Other current assets	456
Development and production assets	53,937
Exploration and evaluation assets	145,881
Prepaid drilling and completion costs	3,027

Amount attributable to assets acquired	208,585

Estimated fair value of liabilities assumed:
Trade and other payables	119
Accrued expenses	34,693
Restoration provision	277
Deferred tax liabilities	15,094

Amount attributable to liabilities assumed	50,183

Net assets acquired	$158,402

Purchase price:
Cash and cash equivalents	$26,310
Issued capital	132,092

Total consideration paid	$158,402

        Since the acquisition date of March 8, 2013, the Company has earned revenue of $11.3 million and generated income of $5.8 million. The following reflects select pro forma information as if the merger

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 29—EVENTS AFTER THE BALANCE SHEET DATE (Continued)

had occurred on July 1, 2012 instead of the closing date of March 8, 2013, and excludes the results of operations for and the disposition of the South Antelope property:

6 months to 31 December 2012
Oil and gas revenue	$913
Lease operating and production expenses	(1,689)
Depreciation and amortisation expense	(3,471)
Employee benefits expense	(1,085)
Administrative expense	(2,098)
Finance income	201
Exploration and evaluation expenditures	(359)
Impairment of non-current assets	(576)
Net gain/loss on sale of non-current assets	(122,327)
Realised currency loss	(108)

Profit (loss) before income tax	(130,599)
Income tax benefit (expense)	49,585

(81,014)
Profit attributable to owners of the Company for the period	76,210

Adjusted profit (loss) attributable to the owners of the Company for the period	$(4,804)

Adjusted basic and diluted earnings (loss) per share	$(0.01)

        In the six month period ended 31 December 2012, the Company incurred approximately $0.7 million of transaction costs related to the acquisition of Texon. These transaction costs are included in the administrative expenses in the statement of profit or loss and other comprehensive income and are not deductible for US tax purposes. These transaction costs continued through the effective date of the acquisition and were expensed as incurred.

        In connection with the sale of its South Antelope assets in September 2012, the Company elected Section 1031 "like-kind exchange" treatment which, under the US tax rules, provides for deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing of the transaction. In March 2013, the Company completed a transaction in which the majority of the funds remaining in its Section 1031 escrow account were used to acquire oil and gas properties in connection with the Texon Scheme of Arrangement transaction discussed above. Management believes the properties acquired qualify as "like-kind property" under Section 1031 which will result in deferral of the majority of the gain associated with the South Antelope sale.

        On 6 June 2013, SEAL completed an A$48.1 million placement of 55,984,884 shares priced at A$0.86 per share. Proceeds from the placement will be used primarily to accelerate development of the Company's Eagle Ford and Mississippian/Woodford acreage and for general corporate purposes.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 29—EVENTS AFTER THE BALANCE SHEET DATE (Continued)

        After settlement of the placement, SEAL offered its shareholders with registered addresses in Australia and New Zealand the opportunity to participate in a capital raise pursuant to a Share Purchase Plan at the placement price of A$0.86 per share for up to A$15,000 per shareholder of record as at 30 May 2013 and up to a maximum capital raise of A$15.0 million. The Share Purchase Plan was open for a period from 10 June 2013 through 28 June 2013 and raised A$1.3 million from the sale of 1,517,454 shares.

        On 30 August 2013, the Company entered into a second lien five-year term loan with Wells Fargo Energy Capital for $15 million and used the proceeds to pay down the balance of the first lien revolving line of credit with Wells Fargo Bank on 3 September 2013. Substantially all of the Company's assets are collateralized by both the first lien revolving line of credit and the second lien term loan. The Company's total outstanding debt remained at $30 million as at 18 October 2013.

        The following table provides a summary of derivative contracts entered into during 2013:

Contract Type	Basis	Quantity/Month	Floor Price	Ceiling Price	Term
Swap	LLS	3,000	$101.75	$101.75	Jul 13 - Dec 13
Collar	LLS	3,000	95.00	104.90	Jul 13 - Dec 13
Swap	NYMEX-WTI	1,000	106.55	106.55	Oct 13 - Dec 13
Swap	LLS	10,000	110.85	110.85	Oct 13 - Dec 13
Swap	LLS	5,000	103.75	103.75	Jul 13 - Dec 13
Swap	LLS	3,000	101.75	101.75	Jul 13 - Jun 14
Collar	NYMEX-WTI	3,000	90.00	99.75	Jul 13 - Jun 14
Collar	LLS	2,000	90.00	102.00	Jan 14 - Dec 14
Collar	LLS	3,000	90.00	101.30	Jan 14 - Dec 14
Swap	NYMEX-WTI	2,000	97.40	97.40	Jan 14 - Dec 14
Swap	LLS	3,000	102.30	102.30	Jan 14 - Dec 14
Collar	NYMEX-WTI	3,000	85.00	94.75	Jan 14 - Dec 14
Swap	LLS	3,000	100.15	100.15	Jan 14 - Dec 14
Collar	LLS	2,000	85.00	102.00	Jul 14 - Dec 14
Collar	NYMEX-WTI	2,500	80.00	98.25	Jul 14 - Dec 14
Collar	NYMEX-WTI	2,000	75.00	98.65	Jan 15 - Dec 15
Collar	LLS	3,000	85.00	101.05	Jan 15 - Dec 15

Contract Type	Basis	Quantity/Month	Floor Price	Ceiling Price	Term
Swap	NYMEX-HH	10,000	$4.15	$4.15	May 13 - Dec 13
Swap	HSC	10,000	4.01	4.01	Jun 13 - Dec 13
Swap	NYMEX-HH	20,000	4.23	4.23	Jan 14 - Dec 14
Collar	HSC	10,000	3.75	4.60	Jan 14 - Dec 14

        Other than as detailed above, no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 30—RELATED PARTY TRANSACTIONS

        Transactions with related parties: N Martin was a partner and is now a consultant of Minter Ellison Lawyers and has been a Director since 1 March 2012. Minter Ellison Lawyers were paid a total of $148,073 and $124,007 for legal services for the period and year ended 31 December and 30 June 2012, respectively.

NOTE 31—FINANCIAL RISK MANAGEMENT

a)    Financial Risk Management Policies

        The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group's risk management focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group utilise derivative financial instruments to hedge certain risk exposures. The Group's financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

i)
Treasury Risk Management

        Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)
Financial Risk Exposure and Management

        The main risk the Group is exposed to through its financial instruments is interest rate risk. The interest rate risk is managed with a mixture of fixed and floating rate cash deposits. At 31 December and 30 June 2012 approximately nil and 6% of Group deposits are fixed, respectively. It is the policy of the Group to keep surplus cash in interest yielding deposits.

iii)
Commodity Price Risk Exposure and Management

        The Board actively reviews oil hedging on a monthly basis. Reports providing detailed analysis of the Group's hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex market spot rates reduced for basis differentials in the basins from which the Company produces. Nymex is a light, sweet crude oil delivered to Cushing, Oklahoma, which is used as the benchmark for onshore United States petroleum prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group's policy is to hedge less than 50% of anticipated future oil production for up to 24 months. The Group may hedge over 50% or beyond 24 months with approval of the Board. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 31—FINANCIAL RISK MANAGEMENT (Continued)

Commodity Hedge Contracts outstanding at 31 December 2012

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Swap	Shell Trading US	NYMEX	2,000 BBL	$99.00	1-Mar-12 - 31-Dec-13
Collar	Shell Trading US	NYMEX	1,000 BBL	$90.00/$117.50	1-Jan-13 - 31-Dec-13
Collar	Shell Trading US	NYMEX	1,000 BBL	$95.00/$112.75	1-Jan-13 - 31-Dec-13
Swap	Shell Trading US	NYMEX	3,000 BBL	$102.95	1-Jan-13 - 31-Dec-13
Swap	Shell Trading US	NYMEX	10,000 MMBTU	$3.58	1-Jan-13 - 31-Dec-13

a)    Sensitivity Analysis

Interest Rate and Price Risk

        The Group has performed a sensitivity analysis relating to its exposure to interest rate risk at balance date. This sensitivity analysis demonstrates the effect on the current period results and equity which could result from a change in these risks. The balance of debt as at 31 December and 30 June 2012 was $30 million and $15 million and is included in the Interest Rate Sensitivity Analysis below.

Interest Rate Sensitivity Analysis

        The effect on income and equity as a result of changes in the interest rate, with all other variables remaining constant would be as follows:

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months 30 June 2012 US$'000
Change in profit/(loss)
—increase in interest rates + 2%	$(157)	$310
—decrease in interest rates - 2%	157	(234)
Change in equity
—increase in interest rates + 2%	$(157)	$310
—decrease in interest rates - 2%	157	(234)

Foreign Currency Risk Sensitivity Analysis

        Effective 1 July 2011, the functional currency was changed from Australian dollars to US dollars. All of the Company's operations are conducted in the US in transactions denominated in US dollars. Only a relatively immaterial amount of administrative expense is incurred in Australia and paid in Australian dollars and cash balances maintained in Australian banks are also relatively immaterial. Therefore, the impact resulting from changes in the value of the US dollar to the Australian dollar would not have a material effect on income and equity.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 31—FINANCIAL RISK MANAGEMENT (Continued)

Oil Prices Risk Sensitivity Analysis

        The effect on profit and equity as a result of changes in oil prices with all variables remaining constant would be as follows:

	Consolidated Group
	6 months to 31 December 2012 US$'000	12 months to 30 June 2012 US$'000
Change in profit/(loss)
—improvement in US$ oil price of $10 per barrel	$1,476	$3,648
—decline in US$ oil price of $10 per barrel	(1,424)	(3,637)
Change in equity
—improvement in US$ oil price of $10 per barrel	$1,476	$3,648
—decline in US$ oil price of $10 per barrel	(1,424)	(3,637)

b)    Net Fair Value of Financial Assets and Liabilities

        The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

        The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The balances are not materially different from those disclosed in the statement of financial position of the Group.

c)     Credit Risk

        The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

        The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

d)    Major Customers

        For the six-month period ended 31 December 2012, our major customers were Helis Oil & Gas Company LLC ("Helis"), EOG Resources Inc. ("EOG"), Hess Corporation ("Hess") and Suncor Energy Marketing Inc. ("Suncor") and accounted for 29%, 22%, 21% and 10%, respectively, of our consolidated oil and gas sales revenue. For the year period ended 30 June 2012, our major customers were Helis, Hess, and EOG, and accounted for 47%, 20% and 14%, respectively, of our consolidated oil and gas sales revenue.

        Helis, Hess and EOG are operators of our properties in the Bakken; they sell crude oil and natural gas to various purchasers in the region and remit our share of the revenue to us. If any of the

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 31—FINANCIAL RISK MANAGEMENT (Continued)

companies who purchase the crude oil and natural gas from the operators were to discontinue purchasing production from this area, there are a number of other purchasers to whom we could sell our production with little or no delay. If those parties were to discontinue purchasing our product, there would be challenges initially, but ample markets to handle the disruption.

e)     Liquidity Risk

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate committed credit facility. The Company aims to maintain flexibility in funding to meet ongoing operational requirements and exploration and development expenditures by keeping a committed credit facility available. The Company has the following commitments related to its non-derivative financial liabilities:

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Trade and other payables
—due within one year	$38,770	$22,056
—due within 1 - 5 years	—	—
—due later than 5 years	—	—

	$38,770	$22,056

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Accrued expenses
—due within one year	$13,072	$8,337
—due within 1 - 5 years	—	—
—due later than 5 years	—	—

	$13,072	$8,337

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Credit facility principal payments
—due within one year	$—	$—
—due within 1 - 5 years	30,000	15,000
—due later than 5 years	—	—

	$30,000	$15,000

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 31—FINANCIAL RISK MANAGEMENT (Continued)

f)     Foreign Currency Risk

        The Group is exposed to fluctuations in foreign currency arising from transactions in currencies other than the Group's functional currency (US$).

g)     Market Risk

        The Company is exposed to fluctuations in its share price arising from the Texon Acquisition Scheme, in which subsequent to 31 December 2012, the Company used approximately 122.7 million newly issued Sundance shares to acquire Texon ("Acquisition Scheme Consideration"). Immediately preceding the announcement of the Acquisition Scheme, Sundance shares were valued at A$0.82 per share, which would have represented equity consideration of A$100.6 million. As at the Acquisition Date, Sundance shares were valued at A$1.05 per share, which resulted in equity consideration fair value of A$128.8 million. Following the completion of the Acquisition Scheme, the Company will undertake a comprehensive assessment of the fair value of the assets acquired and liabilities assumed as at the acquisition date and record the asset and liability fair values accordingly. Any difference between the fair value of the Acquisition Scheme Consideration and the fair value of the net assets acquired will be accounted for as goodwill or a bargain purchase as appropriate.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 32—PARENT COMPANY INFORMATION

a)    Cost Basis

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Parent Entity
Assets
Current assets	$1,490	$986
Investment in subsidiaries	134,094	57,643

Total assets	$135,584	$58,629

Liabilities
Current liabilities	$127	$109
Non-current liabilities	—	—

Total liabilities	127	109

Total net assets	$135,457	$58,520

Equity
Issued capital	58,694	57,978
Share options reserve	386	386
Retained earnings (loss)	76,377	156

Total equity	$135,457	$58,520

Financial Performance
Profit/(loss) for the year	$(241)	$464
Other comprehensive income	—	—

Total profit or loss and other comprehensive income	$(241)	$464

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 32—PARENT COMPANY INFORMATION (Continued)

b)    Equity Basis

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Parent Entity
Assets
Current assets	$1,490	$986
Investment in subsidiaries	150,453	73,327

Total assets	$151,943	$74,313

Liabilities
Current liabilities	$127	$109
Non-current liabilities	—	—

Total liabilities	127	109

Total net assets	$151,816	$74,204

Equity
Issued capital	$58,694	$57,978
Share options reserve	4,045	3,205
Foreign currency translation	(1,095)	(941)
Retained earnings (loss)	90,172	13,962

Total equity	$151,816	$74,204

Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	$(241)	$464
Equity in income of subsidiaries	76,451	5,548
Other comprehensive income	(154)	(247)

Total profit or loss and other comprehensive income	$76,056	$5,765

c)     Cash Flow

	Consolidated Group
	31 December 2012 US$'000	30 June 2012 US$'000
Cash flow from operating activities	$(1,655)	$396
Cash flow from investing activities	11	(7,629)
Cash flow from financing activities	716	147

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 32—PARENT COMPANY INFORMATION (Continued)

Guarantees in relation to relation to the debts of subsidiaries

        Sundance Energy Australia Limited has not entered into a deed of cross guarantee with its' wholly-owned subsidiary, Sundance Energy, Inc. related to the credit facility with Wells Fargo.

NOTE 33. UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

        Costs Incurred—The following table sets forth the capitalized costs incurred in our oil and gas production, exploration, and development activities:

(in thousands)	Six months ended December 31, 2012	Year ended June 30, 2012
Property Acquisition Costs
Proved	$986	$—
Unproved	23,330	8,670
Exploration costs	—	—
Development costs	46,981	50,520

	$71,297	$59,190

        Oil and Gas Reserve Information—Proved reserve quantities are based on estimates prepared by the Company in accordance with guidelines established by the Securities and Exchange Commission (SEC). Reserve definitions comply with definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC.

        Netherland, Sewell & Associates, Inc. ("NSAI"), an independent petroleum engineering consulting firm, prepared all of the total future net revenue discounted at 10% attributable to the total interests owned by the Company as at December 31, 2012, and June 30, 2012 and 2011. The individual primarily responsible for overseeing the review is a Senior Vice President with NSAI and a Registered Professional Engineer in the State of Texas with over 30 years of experience in oil and gas reservoir studies and evaluations.

        Proved reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy, volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 33. UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following reserve data represents estimates only and should not be construed as being exact.

	Oil (MBbl)	Gas (MMcf)	Total Oil Equivalents (MBbl)
Total proved reserves:
June 30, 2011	4,788	7,692	6,070
Revisions of previous estimates	220	170	248
Extensions and discoveries	3,309	5,560	4,236
Production	(338)	(370)	(399)

June 30, 2012	7,979	13,052	10,155
Revisions of previous estimates	(556)	(1,205)	(757)
Extensions and discoveries	1,597	4,322	2,317
Purchases of reserves in-place	827	5,797	1,793
Production	(195)	(233)	(234)
Sales of reserves in-place	(3,894)	(4,845)	(4,702)

December 31, 2012	5,758	16,888	8,572

Proved developed reserves:
June 30, 2011	1,497	2,637	1,936

June 30, 2012	2,564	4,905	3,382

December 31, 2012	1,932	5,242	2,805

Proved undeveloped reserves:
June 30, 2011	3,291	5,055	4,134

June 30, 2012	5,415	8,147	6,773

December 31, 2012	3,826	11,646	5,767

        During the year ended June 30, 2012, we added 4,236 MBoe through extensions and discoveries. Of these additions, approximately 1,486 and 2,750 MBoe were attributable to our Wattenberg and Bakken assets, respectively.

        During the six-month period ended December 31, 2012, we added 2,317 MBoe through extensions and discoveries. Of these additions, approximately 1,522, 306 and 489 MBoe were attributable to our Wattenberg, Bakken and Mississippian/Woodford assets, respectively. Our purchase of reserves were located in the Machii Ross project of the Wattenberg, and sales of reserves were located in the South Antelope prospect of the Bakken.

        Standardized Measure of Future Net Cash Flows—The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is calculated in accordance with guidance provided by the FASB. The Standardized Measure does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and gas reserves. Fair value would require, among other things, consideration of expected future economic and operating

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 33. UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash flow over our tax basis in the associated oil and gas properties. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

        The following summary sets forth our Standardized Measure:

(in thousands)	Six months ended December 31, 2012	Year ended June 30, 2012
Cash inflows	$594,549	$773,203
Production costs	(198,304)	(215,252)
Development costs	(113,531)	(137,121)
Income tax expense	(51,408)	(101,481)

Net cash flow	231,306	319,349
10% annual discount rate	(115,759)	(182,064)

Standardized measure of discounted future net cash flow	$115,547	$137,285

        The following are the principal sources of change in the Standardized Measure:

(in thousands)	Six months ended December 31, 2012	Year ended June 30, 2012
Standardized Measure, beginning of period	$137,285	$59,444
Sales, net of production costs	(13,642)	(23,432)
Net change in sales prices, net of production costs	(4,997)	23,379
Extensions and discoveries, net of future production and development costs	41,481	63,264
Changes in future development costs	(3,565)	(13,921)
Previously estimated development costs incurred during the period	33,714	39,268
Revision of quantity estimates	(15,138)	5,645
Accretion of discount	17,442	7,750
Change in income taxes	17,098	(19,081)
Purchases of reserves in-place	7,626	—
Sales of reserves in-place	(87,374)	—
Change in production rates and other	(14,383)	(5,031)

Standardized Measure, end of period	$115,547	$137,285

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND
THE SIX-MONTH PERIOD THEN ENDED

NOTE 33. UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        Impact of Pricing—The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

        The following average prices were used in determining the Standardized Measure as at:

	December 31, 2012	June 30, 2012
Oil price per Bbl	$94.71	$95.67
Gas price per Mcf	$2.75	$3.15

        We calculate the projected income tax effect using the "year-by-year" method for purposes of the supplemental oil and gas disclosures.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2011

		Consolidated Group
	Note	31 December 2011 US$'000	31 December 2010 US$'000
		(unaudited)	(unaudited)
REVENUE
Sales	2	11,739	6,989
Interest income		240	67
Net gain on disposal of assets	3	459	10,384
Realised foreign currency gain/(loss)		4	(22)
Unrealised foreign currency gain/(loss)		(5)	—
EXPENSES FROM ORDINARY ACTIVITIES
Cost of sales		(2,784)	(1,112)
Finance costs		—	(1)
Loss on commodity transactions		(464)	(173)
Unrealised gain/(loss) on commodity transactions		652	(804)
Depreciation and amortisation		(4,358)	(1,952)
Impairment/write off of development and exploration assets		(357)	(1,239)
Employee benefit expense		(2,084)	(1,904)
Other expense from ordinary activities		(1,232)	(998)
PROFIT/(LOSS) BEFORE INCOME TAX EXPENSE		1,810	9,235
Income tax (expense)/benefit		(659)	(4,014)
PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		1,151	5,221
OTHER COMPREHENSIVE INCOME
Exchange differences arising on translation of foreign operations		(303)	95
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		848	5,316

	Cents	Cents
Basic profit/(loss) per share	0.4	2.5
Diluted profit/(loss) per share	0.4	2.5

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011

		Consolidated Group
	Note	31 December 2011 US$'000	31 December 2010 US$'000
		(unaudited)	(unaudited)
CURRENT ASSETS
Cash and cash equivalents		11,701	25,244
Trade and other receivables		7,341	3,538
Inventory		22	10
Derivative financial instruments		122
Other current assets		150	81

TOTAL CURRENT ASSETS		19,336	28,873

NON-CURRENT ASSETS
Inventory		21	21
Plant and equipment		298	210
Exploration and evaluation expenditure		6,875	6,626
Development and production assets		61,842	48,173
Derivative financial instruments		95	50
Other non-current assets		358	127

TOTAL NON-CURRENT ASSETS		69,489	55,207

TOTAL ASSETS		88,825	84,080

CURRENT LIABILITIES
Trade and other payables		12,826	9,594
Derivative financial instruments			486
Current tax liabilities		54	80

TOTAL CURRENT LIABILITIES		12,880	10,160

NON-CURRENT LIABILITIES
Long-term provision		412	349
Deferred tax liabilities		7,263	6,744

TOTAL NON-CURRENT LIABILTIES		7,675	7,093

TOTAL LIABILITIES		20,555	17,253

NET ASSETS		68,270	66,827

EQUITY
Issued capital	4	57,978	57,831
Share option reserve		2,828	2,380
Foreign currency translation reserve		(997)	(694)
Retained earnings		8,461	7,310

TOTAL EQUITY		68,270	66,827

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2011

Consolidated Group	Issued Capital US$'000	Retained Earnings US$'000	Foreign Currency Translation Reserve US$'000	Share Option Reserve US$'000	Total US$'000
Balance at 30 June 2010	38,962	1,927	(2,724)	1,165	39,330

Shares issued during the period	19,893	—	—	—	19,893
Cost of capital raising (net of tax)	(749)	—	—	—	(749)
Fair value of options issued	—	—	—	663	663
Total comprehensive income for the period	—	5,221	95	—	5,316

Balance at 31 December 2010	58,106	7,148	(2,629)	1,828	64,453

Balance at 30 June 2011	57,831	7,310	(694)	2,380	66,827
Shares issued during the period	147	—	—	—	147
Fair value of options issued	—	—	—	448	448
Total comprehensive income for the period	—	1,151	—	—	848

Balance at 31 December 2011	57,978	8,461	(303)	2,828	68,270

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2011

	Consolidated Group
	31 December 2011 US$'000	31 December 2010 US$'000
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	8,252	5,331
Payments to suppliers and employees	(5,792)	(2,925)
Interest received	240	64
Finance costs	—	(4)
Derivative payments	(464)	(14)
Income taxes refunded/(paid)	(141)	1,150

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,095	3,602

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for exploration expenditure	(601)	(806)
Payments for development expenditure	(14,659)	(9,313)
Sale of non-current assets	459	10,788
Payments for plant and equipment	(132)	(28)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(14,933)	641

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares	147	19,897
Payments for the costs of capital raisings	—	(1,071)
Borrowing costs	(232)	—
Realised currency gain/(loss)	4	7

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(81)	18,833

Net increase/(decrease) in cash held	(12,919)	23,076

Cash at beginning of financial half-year	25,244	9,770
Effect of exchange rates on cash holdings in foreign currencies	(624)	(132)

Cash at end of financial half-year	11,701	32,714

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 1—BASIS OF PREPARATION

        These general purpose financial statements for the interim half-year reporting period ended 31 December 2011 have been prepared in accordance with the requirements of the Corporations Act 2001 and International Accounting Standards including IAS 34: Interim Financial Reporting. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

        This interim financial report is intended to provide users with an update on the latest annual financial statements of Sundance Energy Australia Limited and its controlled entities (the Group). As such, it does not contain information that represents relatively insignificant changes occurring during the half-year within the Group. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Group for the year ended 30 June 2011, together with any public announcements made during the half-year.

        The same accounting policies and methods of computation have been followed in this interim financial report as were applied in the most recent annual financial statements except as described below.

Amendments to IAS 34 Interim Financial Reporting

        The amendments clarified certain disclosures relating to events and transactions that are significant to an understanding of changes in the Group's circumstances since the last annual financial statements. The Group's interim financial statements as of 31 December 2011 reflect these amended disclosure requirements, where applicable.

Change in presentation currency

        Following a period of sustained international growth, the Group's cash flows and economic returns are now principally denominated in US Dollars. From 1 July 2011, Sundance Energy Australia Ltd changed the currency in which it presents its consolidated and parent Company Financial Statements from Australian Dollars to US Dollars. This change has no impact on the net loss of the Consolidated Entity other than presentation in US Dollars instead of Australian Dollars.

        A change in presentation currency is a change in accounting policy which is accounted for retrospectively. Statutory financial information included in this report that had been previously reported in Australian Dollars has been restated into US Dollars using the procedures outlined below:

  •
  assets and liabilities denominated in non-US Dollar currencies were translated into US Dollars at closing rates of exchange. Non-US Dollar trading results were translated into US Dollars at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year have been taken to equity;

  •
  the cumulative translation reserve was set to nil at the acquisition date of Sundance Energy, Inc. (the company's wholly owned subsidiary). All subsequent movements comprising differences on the retranslation of the opening net assets of non-US Dollar subsidiaries have been charged to the translation reserve. Share capital, share based payments and other reserves were translated at the historic rates prevailing at the dates of transactions; and

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 1—BASIS OF PREPARATION (Continued)

  •
  all exchange rates used were extracted from the Group's underlying financial records.

        The exchange rates of US Dollar to Australian Dollars over the periods included in this Annual Report and Accounts are as follows:

US Dollar/Australian Dollar exchange rate	2011	2010	2009	2008	2007	2006	2005
Closing rate	1.06020	0.85338	0.80273	0.95200	0.84139	0.74131	0.76629
Average rate	0.98917	0.88198	0.74778	0.89623	0.78570	0.74762	0.77331

Rounding of amounts

        The company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

Note 2—REVENUE

	Consolidated Group
	2011 US$000	2010 US$000
Oil sales	11,012	6,265
Gas sales	727	632
Other revenue	—	92

Total revenue	11,739	6,989

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 3—DISPOSAL OF ASSETS

	Consolidated Group
	2011 US$000	2010 US$000
Disposal price for undeveloped acreage	507	10,785

Cash consideration	507	10,785

Cost of assets sold and transaction costs	(48)	(414)

Net gain/(loss) on disposal	459	10,371

Assets held for resale
Disposal price for tubing inventory	—	72

Cash consideration	—	72

Cost of assets sold and transaction costs	—	(59)

Net gain/(loss) on disposal	—	13

Total net gain/(loss) recognised in the statement of comprehensive income	459	10,384

Note 4—ISSUED CAPITAL

	Consolidated Group
	Ordinary Shares	US$000
BALANCE AT 1 JULY 2011	276,709,585	57,831
Shares issued as a placement during period net of issue costs	—	—
Share options exercised during the period net of issue costs	388,889	147

BALANCE AT 31 DECEMBER 2011	277,098,474	57,978

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 5—SHARE BASED PAYMENTS

Share Options

        During the half year ended 31 December 2011, a total of 2,260,000 options were granted to employees pursuant to employment agreements and a total of 60,000 options expired. In addition, a total of 388,889 previously issued options were exercised. This information is summarized below:

	Options	Weighted Average Exercise Price		Weighted Average Remaining Term
Outstanding at 30 June 2011	5,632,223	A$	0.38
Exercised	(388,889)	A$	0.37
Granted	2,260,000	A$	0.95
Cancelled	(60,000)	A$	0.60

Outstanding at 31 Dec 2011	7,443,334	A$	0.55	3.7 Years

Exercisable at 31 Dec 2011	2,925,222	A$	0.40	2.5 Years

        Share based payments expense related to options is determined pursuant to IFRS 2: Share Based Payments, and is recognised pursuant to the attached vesting conditions. The fair value of the options ranged from A$0.21 to A$0.46 and was calculated as of the grant date using a Black-Scholes options pricing model. Expected volatilities are based on the historical volatility of the ordinary shares. Historical data is also used to estimate the probability of option exercise and potential forfeitures. The following table summarises the key assumptions used to calculate the fair market value of options granted during the period:

Share price:	A$ $0.38 - 0.96
Exercise price:	A$ $0.95
Expected volatility:	75%
Option term:	3.3 to 7.3 years
Risk free interest rate:	5.5% - 6.25%

Restricted Share Units

        During the half year ended 31 December 2011, the Board of Directors awarded 910,000 restricted share units (RSUs) to certain employees. These awards were made in accordance with the long term equity component of the Company's incentive compensation plan, the details of which are described in more detail in the Company's 30 June 2011 Annual Report. Share based payment expense for RSUs awarded was calculated pursuant to IFRS 2: Share Based Payments. The fair value of RSUs was estimated at the date they were approved by the Board of Directors (the measurement date). These awards will be issued to employees upon finalisation of the associated plan documents.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 6—OPERATING SEGMENTS

Segment Performance

	Rocky Mountains USA		Other States USA		Total
	2011 US$000	2010 US$000	2011 US$000	2010 US$000	2011 US$000	2010 US$000
Segment Revenue	11,596	17,345	142	5	11,739	6,989

Total revenue					11,739	6,989
Expenses
Operating expenses	(2,775)	(1,111)	(9)	(1)	(2,784)	(1,112)
Depreciation and depletion	(4,324)	(1,912)	(34)	(41)	(4,358)	(1,952)
Net impairment on oil and gas assets	—	—	(357)	(1,239)	(357)	(1,239)

Segment results before income tax	4,497	3,960	(258)	(1,276)	4,240	2,686

Reconciliation:
Unallocated income and expenses
Parent company other revenue					4	48
Gain/(loss) on sale of assets					459	10,384
Exploration and evaluation expensed					(45)	—
Interest and currency income					240	44
Derivatives					188	(976)
Corporate unallocated costs					(3,276)	(2,951)

Net income/(loss) before tax					1,810	9,235
Income tax expense					(659)	(4,014)

Net income/(loss) for period					1,151	5,221

	Rocky Mountains USA		Other States USA		Total
	31 Dec 2011 US$000	30 June 2011 US$000	31 Dec 2011 US$000	30 June 2011 US$000	31 Dec 2011 US$000	30 June 2011 US$000
Segment assets	66,074	43,599	2,434	593	68,508	44,192
Segment assets increase for the period
Total corporate and unallocated assets					20,317	39,888

Total Group assets					88,825	84,080

Capitalised expenditures	22,520	10,780	2,198	239
Capitalised costs expensed during the period	(45)	—	(357)	(1,241)

Note 7—CONTINGENT LIABILITIES & COMMITMENTS

        There were no contingent liabilities at 31 December 2011 and there has been no material change to commitments since the last annual reporting date.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2011 AND THE SIX-MONTH PERIOD THEN ENDED

Note 8—EVENTS SUBSEQUENT TO REPORTING DATE

        On 27 February 2011, the Company announced the sale of its Arriba Prospect in the southern Denver-Julesburg Basin for US$4.2M, or US$90 per acre. As announced, this divestiture is part of the Company's continuing strategy of redeploying capital from non-core assets to more prospective liquids rich resource plays.

        Subsequent to December 31, 2011, the Company decided to pursue divestiture of its Goliath prospect assets. This decision is consistent with the Company's previously disclosed business strategy of focusing on higher working interest, operated projects. The assets being disposed of are included in the Company's "Rocky Mountain USA" segment.

        There have been no other material events subsequent to the half-year ended 31 December 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sundance Energy Australia Limited

        We have audited the accompanying consolidated statements of financial position of Sundance Energy Australia Limited and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sundance Energy Australia Limited and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON LLP

707 17th Street
Denver, Colorado 80202

October 18, 2013

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

		Consolidated Group
	Note	2012 US$'000	2011 US$'000
Oil and gas sales revenue		$29,787	$18,176
Cost of sales	2	(6,355)	(2,858)
Depreciation and amortisation expense		(11,111)	(6,509)
Employee benefits expense		(4,318)	(3,562)
Administrative expense	3	(2,545)	(1,776)
Interest received		263	312
Finance costs		(152)	—
Impairment of non-current assets		(357)	(1,273)
Net profit on sale of non-current assets		3,004	10,926
Net profit on sale of assets held for resale		—	14
Gain/ (loss) on commodity hedging
Realized (loss)		(297)	(643)
Unrealized gain / (loss)		2,242	(464)
Realised currency (loss)		(4)	(559)

Profit before income tax		10,157	11,784
Income tax expense	4	(4,145)	(4,755)

Profit attributable to owners of the Company		6,012	7,029
Other comprehensive income
Exchange differences arising on translation of foreign operations		(247)	384

Total comprehensive income attributable to owners of the Company		$5,765	$7,413

Earnings per share
Basic earnings	7	$0.02	$0.03
Diluted earnings	7	$0.02	$0.03

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2012

		Consolidated Group
	Note	2012 US$'000	2011 US$'000
CURRENT ASSETS
Cash and cash equivalents	8	$15,328	$25,244
Trade and other receivables	9	12,352	3,538
Inventory current	10	46	10
Derivative financial instruments	11	1,331	—
Other current assets	12	1,634	2,381

TOTAL CURRENT ASSETS		30,691	31,173

NON-CURRENT ASSETS
Inventory	10	21	21
Plant and equipment	14	418	210
Exploration and evaluation expenditure	15	11,436	6,626
Development and production assets	16	87,274	45,873
Derivative financial instruments	11	476	50
Other non-current assets		345	127

TOTAL NON-CURRENT ASSETS		99,970	52,907

TOTAL ASSETS		$130,661	$84,080

CURRENT LIABILITIES
Trade and other payables		22,056	3,793
Accrued expenses		8,337	5,881
Derivative liabilities	11	—	486

TOTAL CURRENT LIABILITIES		30,393	10,160

NON-CURRENT LIABILITIES
Revolving credit facility	17	15,000	—
Restoration provision		588	349
Deferred tax liabilities	18	10,476	6,104

TOTAL NON-CURRENT LIABILITIES		26,064	6,453

TOTAL LIABILITIES		$56,457	$16,613

NET ASSETS		$74,204	$67,467

EQUITY
Issued capital	19	$57,978	$57,831
Share option reserve	20	3,205	2,380
Foreign currency translation	20	(941)	(694)
Retained earnings		13,962	7,950

TOTAL EQUITY		$74,204	$67,467

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

Consolidated Group	Issued Capital US$'000	Retained Earnings US$'000	Foreign Currency Translation Reserve US$'000	Share Option Reserve US$'000	Total US$'000
Balance at 30 June 2010	$38,962	$921	$(1,078)	$1,165	$39,970
Shares issued during the year	19,893	—	—	—	19,893
Cost of capital raising (net of tax)	(1,024)	—	—	—	(1,024)
Fair value of options issued	—	—	—	1,215	1,215
Total comprehensive income for the year	—	7,029	384	—	7,413

Balance at 30 June 2011	57,831	7,950	(694)	2,380	67,467
Shares issued during the year	147	—	—	—	147
Fair value of options issued	—	—	—	825	825
Total comprehensive income for the year	—	6,012	(247)	—	5,765

Balance at 30 June 2012	$57,978	$13,962	$(941)	$3,205	$74,204

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

		Consolidated Group
	Note	2012 US$'000	2011 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		$20,987	$15,362
Payments to suppliers and employees		(8,900)	(7,390)
Interest received		263	312
Derivative payments		(297)	(642)
Income taxes (paid)/refunded		(221)	1,266

NET CASH PROVIDED BY OPERATING ACTIVITIES	24	11,832	8,908

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for exploration expenditure		(5,685)	(1,362)
Payments for development expenditure		(34,833)	(22,889)
Sale of assets held for resale		—	345
Sale of non-current assets		4,679	10,647
Payments for plant and equipment		(310)	(206)

NET CASH (USED IN) INVESTING ACTIVITIES		(36,149)	(13,465)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of shares		147	19,893
Payments for the costs of capital raisings		—	(1,024)
Borrowing costs		(408)	—
Proceeds from borrowings		15,000	—
Realised currency (loss)		(5)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES		14,734	18,869

Net (decrease)/increase in cash held		(9,583)	14,312
Cash at beginning of year		25,244	9,685
Effect of exchange rates on cash		(333)	1,247

CASH AT END OF YEAR	8	$15,328	$25,244

The accompanying notes are an integral part of these consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

        The financial report includes the consolidated financial statements and notes of Sundance Energy Australia Limited and controlled entities ('Company,' 'Consolidated Group' or 'Group').

Basis of Preparation

        The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

        Australian Accounting Standards set out accounting policies that the AASB has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions to which they apply. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

Adoption of new and revised accounting standards

        In the current year, the group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board and the Australian Accounting Standards Board that are relevant to its operations and effective for the current annual reporting period.

IAS 24	Related Party Disclosures
AASB 2011-1	Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project
AASB 1054	Australian Additional Disclosures

        The adoption of these standards did not have any effect on the financial position or performance of the group although it has enabled the removal of certain disclosures in relation to the franking of dividends and commitments.

Change in presentation currency

        Following a period of sustained international growth, the Group's cash flows and economic returns are now principally denominated in US Dollars. From 1 July 2011, Sundance Energy Australia Ltd changed the currency in which it presents its consolidated and parent Company Financial Statements from Australian Dollars to US Dollars. This change has no impact on the net income of the Consolidated Entity other than presentation in US Dollars instead of Australian Dollars.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        A change in presentation currency is a change in accounting policy which is accounted for retrospectively. Statutory financial information included in this report that had been previously reported in Australian Dollars has been restated into US Dollars using the procedures outlined below:

  •
  assets and liabilities denominated in non-US Dollar currencies were translated into US Dollars at closing rates of exchange. Non-US Dollar trading results were translated into US Dollars at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year have been taken to equity;

  •
  the cumulative translation reserve was set to nil at the acquisition date of Sundance Energy, Inc. (the company's wholly owned subsidiary). All subsequent movements comprising differences on the retranslation of the opening net assets of non-US Dollar subsidiaries have been charged to the translation reserve. Share capital, share based payments and other reserves were translated at the historic rates prevailing at the dates of transactions; and

  •
  all exchange rates used were extracted from the Group's underlying financial records.

        The exchange rates of US Dollar to Australian Dollars over the periods included in this report and Accounts are as follows:

US Dollar/Australian Dollar exchange rate	2011	2010	2009	2008	2007	2006	2005
Closing rate	1.06020	0.85338	0.80273	0.95200	0.84139	0.74131	0.76629
Average rate	0.98917	0.88198	0.74778	0.89623	0.78570	0.74762	0.77331

        The financial report has been prepared on an accruals basis and is based on historical costs modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

u)    Principles of Consolidation

        A controlled entity is any entity over which Sundance Energy Australia Limited has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing the power to govern, the existence and effect of holdings of actual and potential voting rights are considered.

        A list of controlled entities is contained in Note 13 to the financial statements.

        As at reporting date, the assets and liabilities of all controlled entities have been incorporated into the consolidated financial statements as well as their results for the year then ended. Where controlled entities have entered/(left) the Group during the year, their operating results have been included/(excluded) from the date control was obtained/(ceased).

        All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with those adopted by the parent entity.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)     Income Tax

        The income tax expense/(revenue) for the year comprises current income tax expense/(income) and deferred tax expense/(income).

        Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

        Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well as unused tax losses. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the profit or loss when the tax relates to items that are credited or charged directly to equity.

        Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

        Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

        Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

        Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

        Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

w)    Development Assets and Plant and Equipment

        Development assets and plant and equipment are carried at cost less where applicable, any accumulated depreciation, amortisation and impairment losses.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The carrying amount of development assets and plant and equipment are reviewed semi-annually by directors to ensure that they are not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

        Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which are they are incurred.

Depreciation / Amortisation

        The depreciable amount of all fixed assets are depreciated on a straight-line basis over their useful lives to the Group commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

        The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 - 33%	Straight Line

        The Group uses the units of production method to amortise costs carried forward in relation to its development assets. For this approach, the calculation is based upon proved developed reserves.

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of comprehensive income.

x)     Exploration and Evaluation Expenditure

        Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

        Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

        When production commences, the accumulated costs for the relevant area of interest are transferred to production assets and amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

y)     Leases

        Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the consolidated group, are classified as finance leases.

        Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

        Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

        Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

z)     Financial Instruments

Recognition and Initial Measurement

        Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

        Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified as at fair value through profit or loss. Transactions costs related to instruments classified as at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

        The Group uses derivative financial instruments to hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap and option contracts. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes. Derivative financial instruments are initially recognised at cost. Subsequent to initial recognition, derivate financial instruments are recognised at fair value. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of comprehensive income.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derecognition

        Financial assets are derecognised where the contractual rights to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised where the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

vi)
Financial assets at fair value through profit or loss

        Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, where they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

vii)
Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

viii)
Held-to-maturity investments

        Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group's intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

ix)
Available-for-sale financial assets

        Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

x)
Financial liabilities

        Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

aa)  Impairment of Non-Financial Assets

        At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

        Impairment testing is performed annually for intangible assets with indefinite lives.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

bb)  Interests in Joint Ventures

        The Group's share of assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated financial statements. Details of the Group's interest are shown in Note 26.

cc)   Foreign Currency Transactions and Balances

Functional and presentation currency

        The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in US dollars.

Transactions and Balances

        Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

        Exchange differences arising on the translation of monetary items are recognised in the statement of comprehensive income except where deferred in equity as a qualifying cash flow or net investment hedge.

        Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement of comprehensive income.

Group Companies

        The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

  •
  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

  •
  income and expenses are translated at average exchange rates for the period; and

  •
  retained profits are translated at the exchange rates prevailing at the date of the transaction.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the statement of comprehensive income. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

dd)  Employee Benefits

        Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity—Settled Compensation

        The Group has an employee share option plan. The bonus element over the exercise price of the employees services rendered in exchange for the grant of shares and options is recognised as an expense in the statement of comprehensive income. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the option granted.

Restricted Share Unit Plan

        The group has a restricted share unit plan (RSU) to motivate management and senior employees to make decisions benefiting long-term value creation, retain management and senior employees and reward the achievement of the Group's long-term goals. The RSUs are based on targets established and approved by the Board. Actual RSUs, awarded annually, are modified according to actual results and vest in four equal tranches beginning on the grant date.

ee)   Provisions

        Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

ff)    Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the Statement of Financial Position.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

gg)   Revenue

        Revenue from the sale of goods is recognised upon the delivery of goods to customers. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

        Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax (GST).

hh)  Borrowing Costs

        Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the statement of comprehensive income over the period of the borrowings on an effective interest basis.

        All other borrowing costs are recognised in income in the period in which they are incurred.

ii)    Goods and Services Tax (GST)

        Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

        Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

jj)    Critical Accounting Estimates and Judgments

        The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group.

Key estimates

Estimates of reserve quantities

        The estimated quantities of hydrocarbon reserves reported by the consolidated entity are integral to the calculation of amortisation (depletion), depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. For purposes of the calculation of amortization (depletion), and depreciation and the assessment of possible impairment of assets, management prepares reserve estimates which conform to

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

guidelines prepared by the Society of Petroleum Engineers. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. These reserve estimates may differ from estimates prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") regarding oil and natural gas reserve reporting including those presented in Note 31.

Impairment of Non-Financial Assets

        The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Exploration and Evaluation

        The Group's policy for exploration and evaluation is discussed in Note 1 (d). The application of this policy requires the directors to make certain estimates and assumptions as to future events and circumstances. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, the directors conclude that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the statement of comprehensive income.

Restoration Provision

        A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil/gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the life of the assets and the provision revised at each balance date through the statement of comprehensive income as the discounting of the liability unwinds.

kk)  Carbon Tax

        At the date of this report the Carbon Tax legislation has passed through parliament, and the commencement date for the scheme is 1 July 2012. As the Group will not fall within the 'Top 500 Australian Polluters,' the impact of the Carbon Scheme will be through indirect effects of increased prices on many production inputs and general business expenses as suppliers subject to the carbon pricing mechanism are likely to pass on their carbon price burden to their customers in the form of increased prices. Directors expect that this will not have a significant impact upon the operating costs within the business, and therefore will not have an impact upon the valuation of assets and/or going concern of the business.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ll)    Change in Accounting Estimate

        The same accounting policies and methods of computation have been followed in this financial report as were applied in the 2011 annual financial statements.

mm)  Reclassifications

        Certain reclassifications have been made to the prior year financial statements and associated notes to the financial statements to conform to the current year presentation.

nn)  Rounding of amounts

        The company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

oo)  Parent Entity Financial Information

        The financial information for the parent entity, Sundance Energy Australia Limited, discussed in Note 30, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements.

pp)  Earnings Per Share

        The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

qq)  Adoption of New and Revised Accounting Standards

        During the current year the Group adopted all of the new and revised International Accounting Standards and Australia Accounting Standards and Interpretations applicable to its operations which became mandatory.

        Recently issued accounting standards to be applied in future reporting periods:

Consolidation Standards

        A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Group's management have yet to assess the impact of these new and revised standards on the Group's consolidated financial statements.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS 10 Consolidated Financial Statements

        IFRS 10 supersedes the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (IAS 27) and Interpretation 112 Consolidation—Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements

        IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. It introduces two accounting categories (joint operations and joint ventures) whose applicability is determined based on the substance of the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method for joint ventures, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities

        IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures

        IAS 27 Consolidated and Separate Financial Statements was amended to IAS 27 Separate Financial Statements which now deals only with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement

        IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Group's management have yet to assess the impact of this new standard.

AASB 2011-9 Amendments to Australian Accounting Standards Presentation of Items of Other Comprehensive Income s (IAS 1 Amendments)

        The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after 1 July 2012. The Group's management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 1—STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (IAS 24 Amendments)

        AASB 2011-4 makes amendments to IAS 24 Related Party Disclosures to remove individual key management personnel disclosure requirements, to achieve consistency with the international equivalent (which includes requirements to disclose aggregate (rather than individual) amounts of KMP compensation), and remove duplication with the Corporations Act 2011. The amendments are applicable for annual periods beginning on or after 1 July 2013. The Group's management have yet to assess the impact of these amendments.

        The financial report was authorised for issue on 28 September 2012, by the Board of Directors.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 2—COST OF SALES

	Consolidated Group
	2012 US$'000	2011 US$'000
Lease operating expense	$(2,921)	$(875)
Workover expense	(180)	(15)
Production taxes	(3,254)	(1,968)

	$(6,355)	$(2,858)

NOTE 3—ADMINISTRATIVE EXPENSES

	Consolidated Group
	2012 US$'000	2011 US$'000
Accounting and company secretarial	$(271)	$(216)
Audit fees	(51)	(117)
Professional fees	(789)	(605)
Travel	(390)	(134)
Rent	(287)	(201)
Share registry and listing fees	(122)	(86)
Other expenses	(635)	(417)

	$(2,545)	$(1,776)

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 4—INCOME TAX EXPENSE

		Consolidated Group
		2012 US$'000	2011 US$'000
d)	The components of income tax expense comprise:
	Current tax benefit/(expense)	$242	$(117)
	Deferred tax expense	(4,387)	(4,638)

		$(4,145)	$(4,755)

e)	The prima facie tax on income from ordinary activities before income tax is reconciled to the income tax as follows:
	Net profit	$10,157	$11,784

	Prima facie tax expense on income from ordinary activities before income tax at 30%	$3,047	$3,535
	Add:
	Tax effect of:
	—difference of tax rate in US controlled entities	862	752
	—employee options	276	349
	—other allowable items	4	—
	—previously unrecognised tax gains used to (reduce)/increase current tax expense	(139)	—
	—previously unrecognised tax losses used to (reduce)/increase current tax expense	—	55
	—Deferred tax assets associated with capital raising costs recognised direct to equity but not meeting the recognition criteria	95	64

	Income tax attributable to entity	$4,145	$4,755

f)	Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	$375	$526

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 5—KEY MANAGEMENT PERSONNEL COMPENSATION

e)     Names and positions held of Consolidated Group key management personnel in office at any time during the financial year are:

Mr M Hannell	Chairman Non-executive
Mr E McCrady	Chief Executive Officer & Managing Director
Ms C Anderson	Chief Financial Officer
Mr P Franks	Director—Executive (resigned as a Director on 29 November 2011)
Mr A Hunter III	Director—Executive (resigned as a Director on 13 July 2012)
Mr D Hannes	Director—Non-executive
Mr R Nelson	Director—Non-executive (resigned as a Director 1 March 2012)
Mr N Martin	Director—Non-executive (appointed as Director, previously an alternate, on 1 March 2012)
Mr C Gooden	Company Secretary

        Other than employees of the Company listed above, there are no additional key management personnel.

f)     Key Management Personnel Compensation

        Refer to the Remuneration Report contained in the Report of Directors' for details of the remuneration paid or payable to each member of the Group's key management personnel (KMP) for the year ended 30 June 2012.

        The total of remuneration paid to KMP of the Group during the year is as follows:

	Consolidated Group
	2012 US$ '000	2011 US$ '000
Short term wages and benefits	$1,375	$1,463
Equity settled-options based payments	357	1,074
Post-employment benefit	18	12

	$1,750	$2,549

g)     Options Granted as Compensation

        Options granted as compensation were 1,000,000 ($207,700 fair value) and 5,000,000 ($1,704,430 fair value) during the fiscal years 2012 and 2011, respectively, to KMP from the Sundance Energy Employee Stock Option Plan.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 5—KEY MANAGEMENT PERSONNEL COMPENSATION (Continued)

h)    Number of Options Held by Key Management Personnel

2012

Key Management Personnel	Balance 1.7.2011	Granted as Compensation	Options Exercised	Options Expired	Balance 30.6.2012	Total Vested 30.6.2012	Total Exercisable 30.6.2012	Total Unexercisable 30.6.2012
Mr A Hunter III*	1,166,666	—	—	—	1,166,666	777,778	777,778	388,888
Mr J McCoy**	388,889	—	(388,889)	—	—	—	—	—
Mr P Franks	1,166,667	—	—	—	1,166,667	777,778	777,778	388,889
Mr E McCrady	1,500,000	—	—	—	1,500,000	666,000	666,000	834,000
Ms C Anderson	—	1,000,000	—	—	1,000,000	200,000	200,000	800,000
Mr C Gooden	—	—	—	—	—	—	—	—

Total	4,222,222	1,000,000	(388,889)	—	4,833,333	2,421,556	2,421,556	2,411,777

2011

Key Management Personnel	Balance 1.7.2010	Granted as Compensation	Options Exercised	Options Expired	Balance 30.6.2011	Total Vested 30.6.2011	Total Exercisable 30.6.2011	Total Unexercisable 30.6.2011
Mr A Hunter III*	3,300,000	1,166,666	(3,300,000)	—	1,166,666	388,889	388,889	777,777
Mr J McCoy**	—	1,166,667	—	(777,778)	388,889	388,889	388,889	—
Mr P Franks	—	1,166,667	—	—	1,166,667	388,889	388,889	777,778
Mr E McCrady	—	1,500,000	—	—	1,500,000	333,333	333,333	1,166,667
Mr C Gooden	200,000	—	(200,000)	—	—	—	—	—

Total	3,500,000	5,000,000	(3,500,000)	(777,778)	4,222,222	1,500,000	1,500,000	2,722,222

*
Mr Hunter III resigned on 13 July 2012.

**
Mr McCoy resigned on 18 May 2011. Mr Martin appointed 18 May 2011.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 5—KEY MANAGEMENT PERSONNEL COMPENSATION (Continued)

i)     Shareholdings—Number of shares held by Key Management Personnel

2012

Key Management Personnel	Balance 1.7.2011	Granted as Compensation	Options Exercised	On Market Purchases	Balance 30.6.2012
Mr P Franks	5,845,193	—	—	—	5,845,193
Mr A Hunter III*	3,037,143	—	—	—	3,037,143
Mr D Hannes	5,160,000	—	—	421,561	5,581,561
Mr R Nelson	267,149	—	—	(267,149)	—
Mr M Hannell	860,398	—	—	12,500	872,898
Mr N Martin***	22,858	—	—	115,000	137,858
Mr C Gooden	143,970	—	—	—	143,970
Ms C Anderson	—	—	—	—	—
Mr E McCrady	—	—	—	165,000	165,000

Total	15,336,711	—	—	446,912	15,783,623

2011

Key Management Personnel	Balance 1.7.2010	Granted as Compensation	Options Exercised	On Market Purchases	Balance 30.6.2011
Mr J McCoy**	8,950,498	—	—	(8,950,498)	—
Mr P Franks	9,345,193	—	—	(3,500,000)	5,845,193
Mr A Hunter III*	3,037,143	—	3,300,000	(3,300,000)	3,037,143
Mr D Hannes	5,301,128	—	—	(141,128)	5,160,000
Mr R Nelson	267,149	—	—	—	267,149
Mr M Hannell	835,398	—	—	25,000	860,398
Mr N Martin***	—	—	—	22,858	22,858
Mr C Gooden	458,969	—	200,000	(514,999)	143,970
Mr E McCrady	—	—	—	—	—

Total	28,195,478	—	3,500,000	(16,358,767)	15,336,711

*
Mr Hunter III resigned on 13 July 2012.

**
Mr McCoy resigned on 18 May 2011.

***
Mr Martin appointed 18 May 2011.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 6—AUDITORS' REMUNERATION

	Consolidated Group
	2012 US$'000	2011 US$'000
Remuneration of the auditor for:
Auditing or review of the financial report	$90	$86
Taxation services provided by the practice of auditor	13	14

	$103	$100

Remuneration of other auditors of subsidiary not related to the parent entity auditor	$—	$30

NOTE 7—EARNINGS PER SHARE (EPS)

	Consolidated Group
	2012 US$'000	2011 US$'000
Profit for years used to calculate basic and diluted EPS	$6,012	$7,029

	Number of shares	Number of shares
—Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	277,049,463	260,935,572
—Incremental shares related to options and restricted share units	1,900,976	2,952,557

—Weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	278,950,439	263,888,129

NOTE 8—CASH AND CASH EQUIVALENTS

	Consolidated Group
	2012 US$'000	2011 US$'000
Cash at bank and on hand	$14,353	$85
Short term deposits	975	25,159

	$15,328	$25,244

        The effective interest rate on short term bank deposits was 1.5% for the Group. 94% of deposits are at 24 hours call and the balance of deposits has an average maturity of 49 days (2011: 69% of deposits had an average maturity of 102 days). The Groups' exposure to interest rate risk is summarised at Note 29.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 9—TRADE AND OTHER RECEIVABLES

	Consolidated Group
	2012 US$'000	2011 US$'000
GST receivable	$8	$12
Trade receivables	4,100	297
Oil and gas sales	8,244	3,229

	$12,352	$3,538

        At 30 June 2012 and 2011, the Group did not have any additional receivables which were outside normal trading terms (past due but not impaired). Due to the short term nature of these receivables, their carrying amounts are assumed to approximate their fair value.

NOTE 10—INVENTORY

	Consolidated Group
	2012 US$'000	2011 US$'000
CURRENT
Oil inventory on hand at cost	$46	$10
NON-CURRENT
Casing and tubulars at net realisable value	$21	$21

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Group
	2012 US$'000	2011 US$'000
Financial assets comprise:
CURRENT
Derivative financial instruments—commodity contracts	$1,331	$—
NON-CURRENT
Derivative financial instruments—commodity contracts	476	50

Total financial assets	$1,807	$50

Financial liabilities comprise:
CURRENT
Derivative financial instruments—commodity contracts	$—	$(486)
NON-CURRENT
Derivative financial instruments—commodity contracts	—	—

Total financial liabilities	$—	$(486)

        The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows.

Consolidated 30 June 2012	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$1,807	$—	$1,807
Liabilities
Derivative financial instruments	—	—	—	—

Net fair value	$—	$1,807	$—	$1,807

Consolidated 30 June 2011	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$50	$—	$50
Liabilities
Derivative financial instruments	—	(486)	—	(486)

Net fair value	$—	$(436)	$—	$(436)

Measurement of Fair Value

        The methods and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting period.

a)    Derivatives

        Where derivatives are traded either on exchanges or liquid over-the-counter markets the Group uses the closing price at the reporting date. Normally, the derivatives entered into by the Group are not traded in active markets. The fair values of these contracts are estimated using a valuation technique that maximises the use of observable market inputs, eg market exchange and interest rates (Level 2). Most derivatives entered into by the Group are included in Level 2 and consist of commodity contracts.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 12—OTHER CURRENT ASSETS

	Consolidated Group
	2012 US$'000	2011 US$'000
Cash advances to other operators	$1,514	$2,300
Prepayments	120	81

	$1,634	$2,381

NOTE 13—CONTROLLED ENTITIES

		Percentage Owned
	Country of Incorporation
		2012	2011
Parent Entity:
Sundance Energy Australia Limited	Australia	100%	100%
Subsidiaries:
Sundance Energy, Inc.	USA	100%	100%

NOTE 14—PLANT AND EQUIPMENT

	Consolidated Group
	2012 US$'000	2011 US$'000
Plant and equipment at cost	$630	$339
Accumulated depreciation	(212)	(129)

Total Plant and Equipment	$418	$210

b) Movements in carrying amounts:
Balance at the beginning of the year	$210	$28
Additions	310	211
Disposals	—	(2)
Depreciation	(102)	(27)

Balance at end of year	$418	$210

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 15—EXPLORATION AND EVALUATION EXPENDITURE

	Consolidated Group
	2012 US$'000	2011 US$'000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase at cost	$13,050	$9,442
Provision for impairment	(1,614)	(2,816)

Total Exploration and Evaluation Expenditure	$11,436	$6,626

b) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the year	$6,626	$7,722
Amounts capitalised during the year	8,670	1,293
Impairment of exploration and expenditure	(357)	(1,273)
Amount transferred to development phase	(2,277)	(621)
Exploration tenements sold during the year	(1,226)	(495)

Balance at end of year	$11,436	$6,626

        The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 16—DEVELOPMENT AND PRODUCTION ASSETS

	Consolidated Group
	2012 US$'000	2011 US$'000
Costs carried forward in respect of areas of interest in:
Development and production phase at cost	$113,830	$63,048
Accumulated amortisation	(24,241)	(13,779)
Provision for impairment	(2,315)	(3,396)

Total Development and Production Expenditure	$87,274	$45,873

b) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the year	$45,873	$45,754
Amount transferred from exploration phase	2,277	621
Amounts capitalised during the year	50,520	5,954
Amortisation expense	(10,971)	(6,456)
Development assets sold during the year	(425)	—

Balance at end of year	$87,274	$45,873

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 17—BORROWINGS

	Consolidated Group
	2012 US$000	2011 US$000
Revolving Line of Credit Facility	$15,000	—

        On 21 July 2011, Sundance Energy, Inc., a wholly owned subsidiary of the Company, entered into a credit agreement with the Bank of Oklahoma (the "Credit Facility"), pursuant to which up to $100M is available on a revolving basis. The borrowing base under the Credit Facility is determined by reference to the value of the Company's proved developed reserves. The agreement specifies a semi-annual borrowing base redetermination and the Company can request two additional redeterminations each year. The borrowing base, originally set at $10M, had been increased to $25M as at 30 June 2012. Interest on borrowed funds accrues, at the Company's option, of i) LIBOR plus a margin that ranges from 225 to 300 basis points or ii) the Base Rate, defined as a rate equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Prime Rate, or (c) LIBOR plus a margin that ranges from 100 to 175 basis points. The applicable margin varies depending on the amount drawn. The Company also pays a commitment fee of 50 basis points on the undrawn balance of the borrowing base. The agreement has a four year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio requirements. Certain development and production assets are pledged as collateral and the facility is guaranteed by the Parent Company.

NOTE 18—DEFERRED TAX LIABILITIES

	Consolidated Group
	2012 US$'000	2011 US$'000
The balance comprises temporary differences attributable to:
Plant and equipment	$37	$(11)
Development and production expenditure	24,276	(3,102)
Net operating profit carried forward	(13,837)	9,217

	$10,476	$6,104

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 19—ISSUED CAPITAL

        Total ordinary shares issued at each year end are fully paid.

		Number of Shares
h)	Ordinary Shares
	Total shares issued at 30 June 2010	238,008,335
	Shares issued during the year	38,701,250

	Total shares issued at 30 June 2011	276,709,585
	Shares issued during the year	388,889

	Total shares issued at 30 June 2012	277,098,474

  Ordinary shares participate in dividends and the proceeds on winding of the parent entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

		Consolidated Group
		2012 US$'000	2011 US$'000
i)	Issued Capital
	Opening balance	$57,831	$38,962
	Shares issued during the year	147	19,893
	Transaction costs (net of tax)	—	(1,024)

	Closing balance at end of year	$57,978	$57,831

j)     Options on Issue

        Details of the share options outstanding as at the end of the year:

Grant Date	Expiry Date	Exercise Price	2012	2011
11 Aug 2009	31 Dec 11	$0.50 - 0.70	—	60,000
10 Sep 2010	31 May 13	0.20	1,000,000	1,000,000
10 Sep 2010	31 May 13	0.30	500,000	500,000
02 Dec 2010	01 Dec 15	0.37	2,333,333	2,722,222
02 Mar 2011	30 Jun 14	0.95	30,000	—
03 Jun 2011	31 May 13	0.35	100,000	100,000
03 Jun 2011	15 Jan 16	0.65	500,000	500,000
03 Jun 2011	28 Jan 16	0.50	750,000	750,000
06 Jun 2011	01 Sep 15	0.95	30,000	—
06 Sep 2011	31 Dec 18	0.95	1,200,000	—
05 Dec 2011	05 Mar 19	0.95	1,000,000	—

			7,443,333	5,632,222

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 19—ISSUED CAPITAL (Continued)

k)    Capital Management

  Management controls the capital of the Group in order to maintain a good debt equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

  The Group's debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. There are no externally imposed capital requirements.

  Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

  There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year. The strategy is to ensure that the Group's gearing ratio remains minimal. At 30 June 2012, the Company had $15,000,000 of outstanding debt (2011: Nil).

NOTE 20—RESERVES

a)    Share Option Reserve

        The share option reserve records items recognised as expenses on valuation of employee and supplier share options.

b)    Foreign Currency Translation Reserve

        The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 21—CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to joint ventures and tenements

        As at 30 June 2012, all of the Company's exploration and evaluation and development and production assets are located in the United States of America.

        The mineral leases in the exploration prospects in the USA have primary terms ranging from three years to ten years and have no specific capital expenditure requirements. However, mineral leases that

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 21—CAPITAL AND OTHER EXPENDITURE COMMITMENTS (Continued)

are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

	Consolidated Group
	2012 US$'000	2011 US$'000
Operating lease commitments
Commitments for minimum lease payments in relation to non-cancellable operating leases not provided for in the financial statements.
Lease expenditure commitments
—due within one year	$202	$172
—due within 1 - 5 years	162	89

	$364	$261

Employment and consultant commitments
Commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the financial statements.
Expenditure commitments
—due within one year	$180	$270
—due within 1 - 5 years	270	450

	$450	$720

        Details relating to the employment contracts are set out in the remuneration report.

NOTE 22—CONTINGENT ASSETS AND LIABILITIES

        At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be disclosed in accordance with IAS 37.

NOTE 23—OPERATING SEGMENTS

        Management has determined, based upon the reports reviewed by the CEO and used to make strategic decisions, that the Group has one reportable segment being oil and gas exploration and production in the United States of America.

        The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of comprehensive income, statement of financial position and statement of cash flows. As a result no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 24—CASH FLOW INFORMATION

		Consolidated Group
		2012 US$'000	2011 US$'000
d)	Reconciliation of cash flows from operations with income from ordinary activities after income tax
	Profit from ordinary activities after income tax	$6,012	$7,029
	Non cash flow in operating loss
	Depreciation and exploration expenditure written off	11,468	7,782
	Deferred tax asset written off	—	321
	Share options expensed	930	1,161
	Unrealised gains on derivatives	(2,242)	(434)
	Net gain on sale of properties	(3,004)	(10,926)
	Changes in assets and liabilities:
	—Increase in inventory	(36)	(74)
	—Increase in current and deferred tax	3,732	6,917
	—Decrease in other current assets	1,553	—
	—Increase in trade and other receivables	(8,814)	(2,458)
	—Increase in trade and other payables	2,233	(410)

	Net cash provided by operating activities	$11,832	$8,908

e)     Non Cash Financing and Investing Activities

        During the year 388,889 shares were issued at A$0.37 per share.

f)     Business Combinations

        There were no non-cash business combinations in 2012 or 2011.

NOTE 25—SHARE BASED PAYMENTS

        During the year ended 30 June 2012, a total of 2,260,000 (2011: 6,350,000) options were granted to employees pursuant to employment agreements and a total of 388,889 previously issued options were exercised. This information is summarised below:

	Consolidated Group 2012		Consolidated Group 2011
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at start of year	5,632,222	0.38	9,926,667	0.38
Granted	2,260,000	0.95	6,350,000	0.95
Forfeited	(60,000)	0.50 - 0.70	(777,778)	0.50 - 0.70
Exercised	(388,889)	0.37	(4,500,000)	0.37
Expired	—	—	(5,366,667)	—

Outstanding at end of year	7,443,333	0.55	5,632,222	0.38

Exercisable at end of year	3,551,889	0.45	1,952,667	0.39

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 25—SHARE BASED PAYMENTS (Continued)

        Share based payments expense related to options is determined pursuant to IFRS 2: Share Based Payments, and is recognised pursuant to the attached vesting conditions. The fair value of the options ranged from A$0.21 to A$0.46 and was calculated using a Black-Sholes options pricing model. Expected volatilities are based upon the historical volatility of the ordinary shares. Historical data is also used to estimate the probability of option exercise and potential forfeitures. The following table summarises the key assumptions used to calculate the fair market value of options granted during the period:

Share price:	A$0.38 - 0.96
Exercise price:	A$0.95
Expected volatility:	75%
Option term:	3.3 to 7.3 years
Risk free interest rate:	5.5% to 6.25%

Restricted Share Units

        During the year ended 30 June 2012, the Board of Directors awarded 910,000 restricted share units (RSUs) to certain employees. These awards were made in accordance with the long term equity component of the Company's incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors' Report. Share based payment expense for RSUs awarded was calculated pursuant to IFRS 2: Share Based Payments. The fair value of RSUs was estimated at the date they were approved by the Board of Directors, 5 December 2011 (the measurement date). These awards have been approved but not yet issued. They will be issued to employees upon finalisation of the plan documents. The value of the vested portion of these has been recognised within the financial statements.

NOTE 26—JOINT VENTURE INTERESTS

        The Group had interests in joint venture operations of 23.34% in oil and gas exploration in the PEL 100 blocks in South Australia. In December 2011, the joint venture interests were sold for US$511,155. The net book value was nil, impaired in previous years.

        The Group and its partners have accumulated acreage in a number of oil and gas prospects comprising mineral leases in the United States. The mineral leases that have producing wells drilled on them during the primary lease term will be held as producing leases. Mineral leases that are drilled and produce a dry hole, or not drilled at all, will expire at the end of the primary term unless re-leased for a further term. The exploration of the leases is managed by operators who make cash calls, hire contractors and pay all accounts. The contracted operations are not a joint venture, and therefore not presented above.

NOTE 27—EVENTS AFTER THE BALANCE DATE

        On 13 July 2012 Mr A Hunter III, Director—Executive, Legal Counsel / Director of Communications resigned from the Company. Mr A Hunter III has been retained on a consulting basis.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 27—EVENTS AFTER THE BALANCE DATE (Continued)

        On 17 July 2012 the Company sold its oil and gas producing and non-producing assets in the Pawnee Prospect in the Kansas Uplift Basin for US$900,000.

        On 23 August 2012 the Company executed a Purchase and Sale Agreement to divest of approximately 3,900 acres of oil and gas non-producing and producing assets in the South Antelope field for approximately US$172.4M. The effective date of the sale is 1 July 2012 and the transaction closed in late September 2012.

        Other than as detailed above, no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

NOTE 28—RELATED PARTY TRANSACTIONS

        Subsidiaries: Interest in subsidiary is disclosed in Note 13.

        Transactions with related parties: Minter Ellison Lawyers were paid a total of US$124,007 and US$73,943 for legal services for the years ended 30 June 2012 and 2011, respectively. (N Martin was a partner and is now a consultant of Minter Ellison Lawyers and has been an alternate director since 18 May 2011 and a Director since 1 March 2012).

NOTE 29—FINANCIAL RISK MANAGEMENT

a)    Financial Risk Management Policies

        The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group's risk management focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group utilise derivative financial instruments to hedge certain risk exposures. The Group's financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

iv)
Treasury Risk Management

        Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

v)
Financial Risk Exposure and Management

        The main risk the Group is exposed to through its financial instruments is interest rate risk. The interest rate risk is managed with a mixture of fixed and floating rate cash deposits. At 30 June 2012 approximately 6% of Group deposits are fixed. It is the policy of the Group to keep surplus cash in interest yielding deposits.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 29—FINANCIAL RISK MANAGEMENT (Continued)

vi)
Commodity Price Risk Exposure and Management

        The Board actively reviews oil hedging on a monthly basis. Reports providing detailed analysis of the Group's hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex market spot rates reduced for basis differentials in the basins from which the Company produces. Nymex is a light, sweet crude oil delivered to Cushing, Oklahoma, which is used as the benchmark for onshore United States petroleum prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group's policy is to hedge less than 50% of anticipated future oil production for up to 24 months. The Group may hedge over 50% or beyond 24 months with approval of the Board. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of comprehensive income.

Commodity Hedge Contracts outstanding at 30 June 2012

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Swap	Shell Trading US	NYMEX	2,000 BBL	$100.00	1-Jan-12 - 31-Dec-12
Collar	Shell Trading US	NYMEX	1,000 BBL	$100.00/$117.50	1-Jan-12 - 31-Dec-12
Collar	Shell Trading US	NYMEX	1,000 BBL	$90.00/$126.00	1-Jan-12 - 31-Dec-12
Swap	Shell Trading US	NYMEX	2,000 BBL	$99.00	1-Mar-12 - 31-Dec-13
Swap	Shell Trading US	NYMEX	3,000 BBL	$104.70	1-May-12 - 31-Dec-12
Collar	Shell Trading US	NYMEX	1,000 BBL	$90.00/$117.50	1-Jan-13 - 31-Dec-13
Collar	Shell Trading US	NYMEX	1,000 BBL	$95.00/$112.75	1-Jan-13 - 31-Dec-13
Swap	Shell Trading US	NYMEX	3,000 BBL	$102.95	1-Jan-13 - 31-Dec-13
Swap	Shell Trading US	NYMEX	10,000 MMBTU	$3.58	1-Jan-13 - 31-Dec-13

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 29—FINANCIAL RISK MANAGEMENT (Continued)

	Weighted Average Effective Interest Rate		Floating Interest Rate		Non Interest Bearing		Total
	2012%	2011%	2012 USD$	2011 USD$	2012 USD$	2011 USD$	2012 USD$	2011 USD$
Financial Assets
Cash at bank	0%	0%	$14,353	$85	$—	$—	$14,353	$85
Deposits	0.6%	1.4%	975	25,159			975	25,159
Receivables			—	—	12,352	3,538	12,352	3,538
Other current assets			—	—	1,634	2,381	1,634	2,381
Derivatives			—	—	1,807	50	1,807	50

Total Financial Assets			$15,328	$25,244	$15,793	$5,969	$31,121	$31,213

Financial Liabilities
Payables			$—	$—	$(22,056)	$(3,793)	$(22,056)	$(3,793)
Revolving Credit Facility	2.7%	—	(15,000)	—	—	—	(15,000)	—
Other current liabilities			—	—	(8,337)	(5,881)	(8,337)	(5,881)
Derivatives			—	—	—	(486)	—	(486)

Total Financial liabilities			(15,000)	—	(30,393)	(10,160)	(45,393)	(10,160)

Total Net Financial Assets/(Liabilities)			$328	$25,244	$(14,600)	$(4,191)	$(14,272)	$21,053

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 29—FINANCIAL RISK MANAGEMENT (Continued)

c)     Sensitivity Analysis

Interest Rate and Price Risk

        The Group has performed a sensitivity analysis relating to its exposure to interest rate risk at balance date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in these risks. It should be noted that the Company did not have borrowings at 30 June 2011 and any impacts would be in relation to deposit yields on cash investments. The balance of debt at 30 June 2012 was $15,000,000 and is included in the 2012 Interest Rate Sensitivity Analysis below.

Interest Rate Sensitivity Analysis

        The effect on income and equity as a result of changes in the interest rate, with all other variables remaining constant would be as follows:

	Consolidated Group
	2012 US$'000	2011 US$'000
Change in profit/(loss)
—increase in interest rates + 2%	$310	$150
—decrease in interest rates - 2%	(234)	(150)
Change in equity
—increase in interest rates + 2%	$310	$150
—decrease in interest rates - 2%	(234)	(150)

Foreign Currency Risk Sensitivity Analysis

        Effective 1 July 2011, the functional currency was changed from Australian dollars to US dollars. All of the Company's operations are conducted in the US in transactions denominated in US dollars. Only a relatively immaterial amount of administrative expense is incurred in Australia and paid in Australian dollars and cash balances maintained in Australian banks are also relatively immaterial. Therefore, the impact resulting from changes in the value of the US dollar to the Australian dollar would not have a material effects on income and equity.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 29—FINANCIAL RISK MANAGEMENT (Continued)

Oil Prices Risk Sensitivity Analysis

        The effect on profit and equity as a result of changes in oil prices with all variables remaining constant would be as follows:

	Consolidated Group
	2012 US$'000	2011 US$'000
Change in profit/(loss)
—improvement in US$ oil price of $10 per barrel	$4,280	$2,074
—decline in US$ oil price of $10 per barrel	(4,280)	(2,074)
Change in equity
—improvement in US$ oil price of $10 per barrel	$4,280	$2,074
—decline in US$ oil price of $10 per barrel	(4,280)	(2,074)

d)    Net Fair Value of Financial Assets and Liabilities

        The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

        The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The balances are not materially different from those disclosed in the statement of financial position of the Group.

e)     Credit Risk

        The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

        The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

f)     Liquidity Risk

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate committed credit facility. The Company aims to maintain flexibility in funding to meet ongoing operational requirements and exploration and development expenditures by keeping a committed credit facility available.

g)     Foreign Currency Risk

        The Group is exposed to fluctuations in foreign currency arising from transactions in currencies other than the Group's functional currency (US$).

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 30—PARENT COMPANY INFORMATION

a)    Cost Basis

	Consolidated Group
	2012 US$'000	2011 US$'000
Parent Entity
Assets
Current assets	$986	$8,058
Investment in subsidiaries	57,643	50,255

Total assets	$58,629	$58,313

Liabilities
Current liabilities	$109	$127
Non-current liabilities	—	36

Total liabilities	109	163

Total net assets	$58,520	$58,150

Equity
Issued capital	57,978	57,831
Share options reserve	386	386
Retained earnings (loss)	156	(67)

Total equity	$58,520	$58,150

Financial Performance
Profit/(loss) for the year	$464	$(145)
Other comprehensive income	—	—

Total comprehensive income (loss)	$464	$(145)

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 30—PARENT COMPANY INFORMATION (Continued)

b)    Equity Basis

	Consolidated Group
	2012 US$'000	2011 US$'000
Parent Entity
Assets
Current assets	$986	$8,058
Investment in subsidiaries	73,327	59,572

Total assets	$74,313	$67,630

Liabilities
Current liabilities	$109	$127
Non-current liabilities	—	36

Total liabilities	109	163

Total net assets	$74,204	$67,467

Equity
Issued capital	$57,978	$57,831
Share options reserve	3,205	2,380
Foreign currency translation	(941)	(694)
Retained earnings (loss)	13,962	7,950

Total equity	$74,204	$67,467

Financial Performance
Profit/(loss) for the period before equity in income of subsidiaries	$464	$(145)
Equity in income of subsidiaries	5,548	7,174
Other comprehensive income	(247)	384

Total profit or loss and other comprehensive income	$5,765	$7,413

c)     Cash Flow

	Consolidated Group
	2012 US$'000	2011 US$'000
Cash flow operating activities	$396	$(62)
Cash flow investing activities	$(7,629)	$(10,221)
Cash flow financing activities	$147	$(16,911)

Guarantees in relation to relation to the debts of subsidiaries

        Sundance Energy Australia Limited has not entered into a deed of cross guarantee with its' wholly-owned subsidiary, Sundance Energy, Inc. related to the credit facility with Bank of Oklahoma.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 30—PARENT COMPANY INFORMATION (Continued)

Contingent Liabilities

        Lease expenditure commitments, employment and consultant commitments.

Contractual Commitments

        There are no contractual capital commitments for the acquisition of property, plant or equipment.

NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

        Costs Incurred—The following table sets forth the capitalized costs incurred in our oil and gas production, exploration, and development activities:

(in thousands)	Year ended June 30, 2012	Year ended June 30, 2011
Property Acquisition Costs
Proved	$—	$—
Unproved	8,670	1,161
Exploration costs	—	—
Development costs	50,520	6,086

	$59,190	$7,247

        Oil and Gas Reserve Information—Proved reserve quantities are based on estimates prepared by the Company in accordance with guidelines established by the Securities and Exchange Commission (SEC). Reserve definitions comply with definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC.

        The estimates of proved reserves as at June 30, 2010 that are compliant with SEC rules and regulations were prepared by management. Netherland, Sewell & Associates, Inc. ("NSAI"), an independent petroleum engineering consulting firm, prepared the estimates of proved reserves and all of the total future net revenue discounted at 10% attributable to the total interests owned by the Company as at June 30, 2012 and 2011. The individual primarily responsible for overseeing the review is a Senior Vice President with NSAI and a Registered Professional Engineer in the State of Texas with over 30 years of experience in oil and gas reservoir studies and evaluations.

        Proved reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy,

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

        The following reserve data represents estimates only and should not be construed as being exact.

	Oil (MBbl)	Gas (MMcf)	Total Oil Equivalents (MBbl)
Total proved reserves:
June 30, 2010	3,696	7,896	5,012
Revisions of previous estimates	(449)	(2,329)	(838)
Extensions and discoveries	1,749	2,407	2,151
Production	(208)	(282)	(255)

June 30, 2011	4,788	7,692	6,070
Revisions of previous estimates	220	170	248
Extensions and discoveries	3,309	5,560	4,236
Production	(338)	(370)	(399)

June 30, 2012	7,979	13,052	10,155

Proved developed reserves:
June 30, 2010	758	1,846	1,065

June 30, 2011	1,497	2,637	1,936

June 30, 2012	2,564	4,905	3,382

Proved undeveloped reserves:
June 30, 2010	2,938	6,050	3,947

June 30, 2011	3,291	5,055	4,134

June 30, 2012	5,415	8,147	6,773

        During the year ended June 30, 2011, we added 2,151 MBoe through extensions and discoveries. Of these additions, approximately 182 and 1,969 MBoe were attributable to our Wattenberg and Bakken assets, respectively. In addition, we reduced previous estimates by 838 MBoe. Of these revisions, approximately 216 and 644 MBoe were attributable to our Wattenberg and Bakken assets, respectively, which were partially offset by revisions to our other assets. The downward revision to our Bakken assets resulted from performance reductions and reduction to drilling plans. During the year ended June 30, 2012, we added 4,236 MBoe through extensions and discoveries. Of these additions, approximately 1,486 and 2,750 MBoe were attributable to our Wattenberg and Bakken assets, respectively.

        Standardized Measure of Future Net Cash Flows—The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is calculated in accordance with guidance provided by the FASB. The Standardized Measure does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and gas reserves. Fair value

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

would require, among other things, consideration of expected future economic and operating conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash flow over our tax basis in the associated oil and gas properties. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

        The following summary sets forth our Standardized Measure:

(in thousands)	Year ended June 30, 2012	Year ended June 30, 2011
Cash inflows	$773,203	$410,720
Production costs	(215,252)	(135,030)
Development costs	(137,121)	(90,462)
Income tax expense	(101,481)	44,191

Net cash flow	319,349	141,036
10% annual discount rate	(182,064)	(81,592)

Standardized measure of discounted future net cash flow	$137,285	$59,444

        The following are the principal sources of change in the Standardized Measure:

(in thousands)	Year ended June 30, 2012	Year ended June 30, 2011
Standardized Measure, beginning of period	$59,444	$38,419
Sales, net of production costs	(23,432)	(15,318)
Net change in sales prices, net of production costs	23,379	10,320
Extensions and discoveries, net of future production and development costs	63,264	30,512
Changes in future development costs	(13,921)	(2,792)
Previously estimated development costs incurred during the period	39,268	15,933
Revision of quantity estimates	5,645	(13,848)
Accretion of discount	7,750	4,932
Change in income taxes	(19,081)	(7,150)
Change in production rates and other	(5,031)	(1,564)

Standardized Measure, end of period	$137,285	$59,444

        Impact of Pricing—The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

SUNDANCE ENERGY AUSTRALIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR JUNE 30, 2012 AND 2011 AND THE YEARS THEN ENDED

NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following average prices were used in determining the Standardized Measure as at:

	June 30, 2012	June 30, 2011
Oil price per Bbl	$95.67	$90.09
Gas price per Mcf	$3.15	$4.31

        We calculate the projected income tax effect using the "year-by-year" method for purposes of the supplemental oil and gas disclosures.

Independent Auditors' Report

The Board of Directors
Armadillo Petroleum Limited (formerly Texon Petroleum Limited):

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of Armadillo Petroleum Limited (formerly Texon Petroleum Limited) and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes 1 to 30 of the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Australian Accounting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In note 1, management also states, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Armadillo Petroleum Limited (formerly Texon Petroleum Limited) and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with Australian Accounting Standards. The consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board, as disclosed in note 1.

/s/ KPMG

Brisbane, Australia
18 October 2013

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

		Consolidated
	Note	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Revenue	3	14,757,324	20,868,510
Cost of oil and gas sold		(13,332,191)	(13,601,360)

Gross profit		1,425,133	7,267,150
Other income	3	2,466,012	—
Employee benefits	4	(1,933,244)	(2,294,499)
Administrative and other expenses	4	(5,705,538)	(2,191,007)
Exploration and evaluation expenditure	15	(1,306,084)	(1,084,486)
Impairment expense	14	(556,299)	—

Results from operating activities		(5,610,020)	1,697,158

Finance income	5	203,590	634,149
Finance expense	5	(460,602)	—

Net finance income / (expense)		(257,012)	634,149

Profit / (loss) before tax		(5,867,032)	2,331,307
Income tax (expense) / benefit	6	(2,376,239)	(336,793)

Profit / (loss) for the period		(8,243,271)	1,994,514

Other comprehensive income
Foreign exchange translation differences, net of tax	5	(648,920)	(298,513)

Other comprehensive income for the period, net of tax		(648,920)	(298,513)

Total comprehensive income attributable to members of the Company		(8,892,191)	1,696,001

		Cents	Cents
Basic (loss) / earnings per share	8	(3.37)	0.88
Diluted (loss) / earnings per share	8	(3.37)	0.88

The accompanying notes form part of these financial statements

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

		Consolidated
	Note	2012 A$	2011 A$
Current assets
Cash and cash equivalents	9	30,358,291	13,365,634
Trade and other receivables	10	1,185,464	5,042,443
Prepayments	12	114,388	183,407
Assets held for sale	13	—	9,114,878

Total current assets		31,658,143	27,706,362

Non-current assets
Security deposits	11	100,962	53,178
Property, plant and equipment	14	66,471,841	42,498,126
Exploration and evaluation expenditure	15	15,370,553	10,983,859

Total non-current assets		81,943,356	53,535,163

TOTAL ASSETS		113,601,499	81,241,525

Current liabilities
Trade and other payables	16	11,332,721	2,756,765
Loans and borrowings	17	25,000,000	—
Current tax liabilities		282,439	—
Employee benefits		82,651	34,883

Total current liabilities		36,697,811	2,791,648

Non-current liabilities
Provisions	18	2,432,494	344,721
Deferred tax liabilities	19	2,391,665	321,434

Total non-current liabilities		4,824,159	666,155

TOTAL LIABILITIES		41,521,970	3,457,803

NET ASSETS		72,079,529	77,783,722

Equity
Issued capital		85,182,020	83,854,020
Reserves		(686,494)	(1,897,572)
Retained earnings / (accumulated losses)		(12,415,997)	(4,172,726)

TOTAL EQUITY		72,079,529	77,783,722

The accompanying notes form part of these financial statements

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Consolidated	Note	Share capital A$	Share-based payment reserve A$	Foreign currency translation reserve A$	Retained earnings / (accumulated losses) A$	Total equity A$
Balance at 1 January 2011		42,337,115	234,148	(3,938,009)	(6,167,240)	32,466,014

Total comprehensive income for the period
Profit for the period		—	—	—	1,994,514	1,994,514
Other comprehensive income
Foreign exchange translation differences		—	—	(298,513)	—	(298,513)

Total comprehensive income for the period		—	—	(298,513)	1,994,514	1,696,001

Transactions with owners, recorded directly in equity Contributions by and distributions to owners
Shares Issued		43,350,280	—	—	—	43,350,280
Share-based payments	21	—	2,104,802	—	—	2,104,802
Share issue expenses		(1,833,375)	—	—	—	(1,833,375)

Balance at 31 December 2011		83,854,020	2,338,950	(4,236,522)	(4,172,726)	77,783,722

Balance at 1 January 2012		83,854,020	2,338,950	(4,236,522)	(4,172,726)	77,783,722

Total comprehensive income for the period
Loss for the period		—	—	—	(8,243,271)	(8,243,271)
Other comprehensive income
Foreign exchange translation differences		—	—	(648,920)	—	(648,920)

Total comprehensive (loss) / income for the period		—	—	(648,920)	(8,243,271)	(8,892,191)

Transactions with owners, recorded directly in equity Contributions by and distributions to owners
Shares issued		1,328,000	—	—	—	1,328,000
Share-based payments	21	—	1,859,998	—	—	1,859,998

Balance at 31 December 2012		85,182,020	4,198,948	(4,885,442)	(12,415,997)	72,079,529

Amounts are stated net of tax.

The accompanying notes form part of these financial statement

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

		Consolidated
	Note	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Cash flows from operating activities
Cash receipts from customers		18,417,308	16,480,956
Cash paid to suppliers and employees		(10,748,234)	(4,983,848)
Interest received		210,098	228,110
Income taxes paid		(21,260)	(18,157)

Net cash from operating activities	27	7,857,912	11,707,061

Cash flows used in investing activities
Exploration, evaluation and development expenditure		(29,315,145)	(53,425,181)
Acquisition of property, plant and equipment		(24,359)	(120,521)
Proceeds from sale of oil and gas properties		12,160,945	—
Payments for security deposits		(48,400)	—

Net cash used in investing activities		(17,226,959)	(53,545,702)

Cash flows from financing activities
Proceeds from borrowings		25,000,000	—
Proceeds from share issues		1,328,000	43,350,280
Share issue expenses		—	(1,833,375)

Net cash from financing activities		26,328,000	41,516,905

Net increase/(decrease) in cash and cash equivalents		16,958,953	(321,736)
Effect of exchange rate fluctuations on cash held		33,704	30,489
Cash and cash equivalents at 1 January		13,365,634	13,656,881

Cash and cash equivalents at 31 December	9	30,358,291	13,365,634

The accompanying notes form part of these financial statements

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES

        Armadillo Petroleum Ltd (the "Company") is a company domiciled in Australia. The address of the Company's registered office is 32 Beulah Road, Norwood, SA 5067, Australia. The consolidated financial statements of the Company as at and for the year ended 31 December 2012 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is a for-profit entity.

        The Company was incorporated on 17 May 2006. The Company changed its name from Texon Petroleum Ltd to Armadillo Petroleum Ltd on 4 April 2013.

(a)   Statement of compliance

        The consolidated financial statements are general purpose financial statements which have been prepared in accordance with Australian Accounting Standards ("AASBs") adopted by the Australian Accounting Standards Board ("AASB"). These consolidated financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements were authorised for issue by the directors on 18 October 2013.

(b)   Basis of preparation

        The consolidated financial statements are prepared on the historical cost basis.

        A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except for AASB 9 Financial Instruments (which becomes mandatory for the Group's 2015 consolidated financial statements), AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements and AASB 12 Disclosures of Interests in Other Entities (which becomes mandatory for the Group's 2013 consolidated financial statements) and could change the classification and measurement of financial assets and disclosure of interests in joint ventures and other entities. The Group does not plan to adopt these standards early and the extent of the impact has not been determined.

        The preparation of consolidated financial statements in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

        In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements are described in note 1(e) exploration and evaluation expenditure, 1(f) property, plant and equipment, 1(j) impairment, note 1(l) employee benefits (share-based payment transactions) and 1(n) provisions.

        The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements. The accounting policies have been applied consistently by all entities in the Group.

(c)   Basis of consolidation

Subsidiaries

        Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

        Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Joint ventures

        Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Jointly controlled operations and assets

        The interest of the Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls, the liabilities that it incurs, the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation

        Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

(d)   Foreign currency

Functional and presentation currency

        Items included in the financial statements of each subsidiary within the Group are measured using the currency of the primary economic environment in which the entity operated (the "functional currency"). The consolidated financial statements are presented in Australian Dollars, the functional currency of Armadillo Petroleum Ltd.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency transactions

        Transactions in foreign currencies are translated to the respective functional currencies of the Group's subsidiaries at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of comprehensive income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the date the fair value was determined.

Financial statements of foreign operations

        The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign currency differences are recognised directly in equity in the translation reserve. When a foreign operation is disposed of, the relevant amount in the translation reserve is transferred to profit or loss.

Net investment in foreign operations

        Exchange differences arising from the translation of the net investment in foreign operations are taken to the translation reserve. They are released into the statement of comprehensive income upon disposal.

(e)   Exploration and evaluation expenditure

        Exploration and evaluation costs, including the costs of acquiring leases, are intangible assets capitalised as exploration and evaluation assets on an area of interest basis. Costs incurred before the Group has obtained the legal rights to explore an area are recognised in the statement of comprehensive income.

        Exploration and evaluation assets are only recognised if the rights of the area of interest are current and either:

  (i)
  the expenditures are expected to be recouped through successful development and exploitation of the area of interest; or

  (ii)
  activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

        When an area of interest is abandoned or the directors decide that it is not commercial, any capitalised costs in respect of that area are written off in the financial period the decision is made.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. The cash generating unit shall not be larger than the area of interest.

        Once the technical feasibility and commercial viability of the extraction of oil and gas reserves relating to a prospect are demonstrable, exploration and evaluation assets attributable to that prospect are first tested for impairment and then reclassified from intangible assets to oil and gas properties within property, plant and equipment.

(f)    Property, plant and equipment

Owned assets

        Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

        Oil and gas properties include construction, installation or completion of infrastructure facilities such as pipelines and platforms, capitalised borrowing costs, transferred exploration and evaluation costs, costs of direct labour, costs of dismantling and removing the items and restoration of the site on which they are located, the cost of development wells and any other costs directly attributable to bringing the asset to a working condition for its intended use.

Subsequent costs

        The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of day to day servicing of property, plant and equipment are recognised in the statement of comprehensive income as an expense as incurred.

Depreciation

        Depreciation is charged to the statement of comprehensive income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Oil and gas properties are depreciated from the time production commences on a unit-of-production basis using estimated reserves that are forecast to be produced over the economic life of the property. Leasehold improvements are depreciated over the shorter of the useful life and the lease term. The residual value, the useful life and the depreciation method applied to an asset are reassessed at each balance sheet date.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The estimated useful lives for the current year are as follows:

• Plant, equipment, furniture and fixtures:	3 to 9 years
• Oil and gas properties:	units of production

(g)   Non-current assets held for sale

        Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets and deferred tax assets which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss. Intangible assets and property, plant and equipment once classified as held for sale or distribution are not amortised or depreciated.

(h)   Trade and other receivables

        Trade and other receivables are measured at their amortised cost less impairment losses.

(i)    Cash and cash equivalents

        Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

(j)    Impairment

  (i)    Financial assets

        A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

        An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

        Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

        All impairment losses are recognised in profit or loss.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost the reversal is recognised in profit or loss.

  (ii)    Non-financial assets

        The carrying amounts of the Group's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. The Group performs an impairment test on capitalised exploration and evaluation costs if there is an impairment indicator such as:

  •
  the right to explore has expired during the period or will expire in the near future and is not expected to be renewed

  •
  substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned

  •
  exploration and evaluation in the specific area has not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area

  •
  sufficient data exists to indicate that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale even if development in the specific area is likely to proceed.

        The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

        An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

        Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)   Share capital—transaction costs

        Transaction costs of an equity transaction relating to the raising of new share capital are accounted for as a deduction from equity, net of any recoverable income tax benefit applicable.

(l)    Employee benefits

Wages, salaries and annual leave

        Liabilities for employee benefits for wages, salaries and annual leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to balance sheet date, calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at balance sheet date, including related on-costs.

Defined contribution superannuation funds

        Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the statement of comprehensive income as incurred.

Share-based payment transactions

        The fair value of options granted is recognised as an expense with a corresponding increase in equity (share-based payment reserve). The fair value is measured at grant date and spread over the period during which the employees and vendors become unconditionally entitled to the options. The fair value of the options granted is measured using a valuation technique, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market-related conditions.

(m)  Trade and other payables

        Trade and other payables are measured at their amortised cost.

(n)   Provisions

        A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effects of the time value of money are material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Restoration

        The Group records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties. Over time, the liability is increased for the change in the present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance expense. The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

        Costs incurred that relate to an existing condition caused by past operations, and do not have future economic benefit, are expensed.

(o)   Revenue and other income

Sale of oil and gas

        Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have transferred to the buyer and can be measured reliably. Delivery of gas is by pipeline and sales contracts define the point of transfer in ownership.

Management fee income

        Income from management services is recognised in the statement of comprehensive income in line with the management agreements and contracts.

Other income—Disposal of non-current assets

        The proceeds from the disposal of non-current assets are recognised at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(p)   Net finance income/expense

        Net finance income/expense comprises interest receivable on funds invested and foreign exchange gains and losses. Interest income is recognised in the statement of comprehensive income as it accrues, using the effective interest method.

(q)   Lease payments

Operating lease payments

        Payments made under operating leases are recognised in the statement of comprehensive income on a straight-line basis over the term of the lease. Lease incentives received are recognised in the statement of comprehensive income as an integral part of the total lease expense and spread over the lease term.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)   Income tax

        Income tax expense comprises current and deferred tax. Income tax expense is recognised in the statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

        Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affect neither accounting nor taxable profit/loss, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date.

        A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

        Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(s)   Segment reporting

        The Group determines operating segments based on the information that internally is provided to the CEO, who is the Group's chief operating decision maker.

        The Group operates within one business segment (the petroleum exploration and production industry) and one geographical segment (the United States of America).

        An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components.

Geographical information

        The geographical locations of the Group's non-current assets are USA $81,936,574 and Australia $6,782 (2011: USA $53,525,046 and Australia $10,117).

(t)    Goods and services tax

        Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

        Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the balance sheet.

        Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

2. FINANCIAL RISK MANAGEMENT

Overview

        The Group has exposure to the following risks from its use of financial instruments:

  •
  liquidity risk

  •
  market risk

  •
  credit risk.

        This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

        The board of directors has overall responsibility for the establishment and oversight of the risk management framework. The board oversees the establishment, implementation and regular review of the Group's risk management system and to this end has adopted risk management policies to protect the assets and undertakings of the Group.

        Risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate controls, and to monitor risks and adherence to controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

        The board oversees how management monitors compliance with the Group's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

        Financial risk is managed by the whole of the board.

Liquidity risk

        Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient cash or liquid assets to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group monitors its cash holdings on a regular basis in relation to actual cash flows, financial obligations and planned activities in order to manage liquidity risk.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

2. FINANCIAL RISK MANAGEMENT (Continued)

Market risk

        Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Commodity price risk

        The Group is exposed to commodity price risk as oil and gas prices fluctuate depending on market conditions. The Group does not presently enter into hedging arrangements to hedge this risk, taking into account the Group's size, current stage of development, financial position and the board's approach to risk management.

Currency risk

        The Group is exposed to currency risk on sales, purchases, assets and borrowings that are denominated in a currency other than the respective functional currencies of group entities. The Group's operations are located in the USA and its reported results and financial position can be significantly affected by changes in the USD/AUD exchange rate. The Group seeks to minimise its exposure to currency risk by monitoring exchange rates and entering into foreign currency transactions that maximise cash available for the USA operations. The Group does not presently enter into hedging arrangements to hedge its currency risk. All foreign currency transactions are entered into at spot rates. The board considers this policy appropriate, taking into account the Group's size, current stage of development, financial position and the board's approach to risk management.

Credit risk

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group's exposure to credit risk is minimal at present as the majority of its financial assets are held in cash with banks. The exposure with respect to trade receivables is set out in Note 22.

Capital management

        The board's policy is to maintain a suitable capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the Group's current stage of development and financial position the board is focused on investment of available capital in the Group's USA operations.

        There were no changes in the Group's approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

3. REVENUE AND OTHER INCOME

	Consolidated
	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Revenue
Oil sales	13,663,574	16,751,625
Gas sales	1,093,750	4,116,885

	14,757,324	20,868,510

Other income
Net gain on sale of oil and gas properties	2,466,012	—

        The net gain on sale resulted from the sale of the Group's interests in the Leighton Field Olmos reservoir and certain Yegua gas wells (2011: $nil).

Operating segment disclosures

        All oil and gas revenues are from customers in the USA. Revenues from two customers represent $13,663,574 and $1,093,750, respectively (2011: three customers represent $14,221,952, $3,574,073 and $2,419,317, respectively) of the Group's total revenues.

4. EXPENSES

		Consolidated
	Note	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Employee benefits
Wages and salaries		615,097	332,766
Other associated employee costs		77,229	46,055
Increase in annual leave liability		48,007	10,789
Equity-settled share-based payments	21	1,192,911	1,904,889

		1,933,244	2,294,499

Administrative and other expenses
Equity-settled share-based payments	21	667,087	199,913
Transaction costs—merger and demerger schemes		1,752,851	—
Other administrative / other expenses		3,285,600	1,991,094

		5,705,538	2,191,007

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

5. FINANCE INCOME AND EXPENSE

	Consolidated
	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Interest income—bank deposits	203,590	213,209
Net foreign exchange gain	—	420,940

Finance income	203,590	634,149

Interest expense—loans and borrowings	(356,164)	—
Net foreign exchange loss	(104,438)	—

Finance expense	(460,602)	—

Net finance income / (expense)	(257,012)	634,149

        Finance expense relating to foreign exchange translation differences (net of tax) recognised in comprehensive income is $649,530 (2011: $298,513).

6. INCOME TAX EXPENSE

Numerical reconciliation between tax expense and pre-tax net profit / (loss)

	Consolidated
	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Profit / (loss) before tax	(5,867,032)	2,331,307

Income tax expense/(benefit) using the domestic corporation tax rate of 30%	(1,760,110)	699,392
Increase/(decrease) in income tax expense due to:
Change in unrecognised temporary differences	1,168,801	(1,390,508)
Non-deductible expenditure	560,314	637,808
Withholding tax payable	282,439	—
Effect of tax rates in foreign jurisdictions	(72,979)	205,007
Adjustments for prior periods	1,011,734	18,157
Tax losses not brought to account	1,186,040	166,937

Income tax expense/(benefit) on pre-tax net profit/loss	2,376,239	336,793

        Income tax expense consists of current tax expense of $300,286 (2011: $18,157) and deferred tax expense of $2,075,953 (2011: $318,636).

        Income tax expense/benefit recognised directly in equity for the Group is $nil (2011: $nil).

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

7. AUDITORS' REMUNERATION

	Consolidated
	Year ended 31 Dec 2012 A$	Year ended 31 Dec 2011 A$
Audit services:
Auditors of the Company, KPMG Australia
—audit and review of financial reports	172,184	95,502
Other services:
Auditors of the Company, KPMG Australia
—taxation and other services	513,680	181,366
Overseas KPMG firms
—taxation and other services	91,423	52,348

	777,287	329,216

8. EARNINGS PER SHARE

	Consolidated
	Year ended 31 Dec 2012 ACents	Year ended 31 Dec 2011 ACents
Basic (loss) / earnings per share	(3.37)	0.88
Diluted (loss) /earnings per share	(3.37)	0.88

	A$	A$
Profit / (loss) used in the calculation of basic and diluted earnings per share	(8,243,271)	1,994,514

	Number	Number
Weighted average number of ordinary shares (basic)
Issued ordinary shares at 1 January	242,539,848	175,177,879
Effect of shares issued April 2012	1,787,671	—
Effect of shares issued December 2012	9,041	—
Effect of shares issued February 2011	—	72,548
Effect of shares issued March 2011	—	20,194,076
Effect of shares issued April 2011	—	26,032,260
Effect of shares issued May 2011	—	4,356,000

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	244,336,560	225,832,763

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

8. EARNINGS PER SHARE (Continued)

	Number	Number
Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares (basic)	244,336,560	225,832,763
Effect of share options on issue	150,912	772,519

Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	244,487,472	226,605,282

        At 31 December 2012 20,000,000 options (2011: 2,500,000) were excluded from the diluted weighted average number of ordinary share calculation as their effect would have been anti-dilutive.

        At 31 December 2012 nil options (2011: 14,500,000) were excluded from the diluted weighted average number of ordinary share calculation as conditions for their exercise had not yet been met.

9. CASH AND CASH EQUIVALENTS

	Consolidated
	2012 A$	2011 A$
Bank balances and cash on hand	30,358,291	13,365,634

        The Group's exposure to credit risk, foreign exchange risk and interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 22.

10. TRADE AND OTHER RECEIVABLES

	Consolidated
Current	2012 A$	2011 A$
Trade receivables	997,489	4,642,762
Other receivables	187,975	399,681

	1,185,464	5,042,443

        The Group's exposure to credit risk, foreign exchange risk and interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 22.

11. SECURITY DEPOSITS

	Consolidated
Non-current	2012 A$	2011 A$
Security deposits	100,962	53,178

        The amounts consist of security deposits held with entities in the USA and secure obligations in relation to drilling activities in the USA.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

11. SECURITY DEPOSITS (Continued)

        The Group's exposure to credit risk, foreign exchange risk and interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 22.

12. PREPAYMENTS

	Consolidated
	2012 A$	2011 A$
Prepayments	114,388	183,407

13. ASSETS HELD FOR SALE

        The Group's Leighton Olmos and Yegua producing oil and gas properties were presented as assets held for sale at 31 December 2011. A purchase and sale agreement closed on 6 March 2012.

	Consolidated
	2012 A$	2011 A$
Property, plant and equipment	—	9,335,618
Provisions	—	(220,740)

	—	9,114,878

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

14. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2012 A$	2011 A$
Oil and gas properties
Cost
Balance at 1 January	51,066,767	26,845,237
Transferred from exploration and evaluation expenditure	757,873	2,555,172
Additions	33,079,176	35,893,608
Transferred to assets held for sale (refer Note 13)	(702,779)	(14,100,564)
Foreign exchange translation	(622,889)	(126,686)

Balance at 31 December	83,578,148	51,066,767

Accumulated depreciation and impairment
Balance at 1 January	8,673,203	3,864,609
Depreciation expense	8,057,789	9,769,515
Impairment expense	556,299	—
Transferred to assets held for sale (refer Note 13)	—	(4,954,185)
Foreign exchange translation	(108,671)	(6,736)

Balance at 31 December	17,178,620	8,673,203

Carrying amounts
At 1 January	42,393,564	22,980,628

At 31 December	66,399,528	42,393,564

Plant, equipment, furniture and fixtures
Cost
Balance at 1 January	246,732	127,004
Additions	24,359	120,521
Foreign exchange translation	(2,050)	(793)

Balance at 31 December	269,041	246,732

Accumulated depreciation
Balance at 1 January	142,170	114,415
Depreciation expense	55,564	28,339
Foreign exchange translation	(1,006)	(584)

Balance at 31 December	196,728	142,170

Carrying amounts
At 1 January	104,562	12,589

At 31 December	72,313	104,562

Total carrying amounts
At 1 January	42,498,126	22,993,217

At 31 December	66,471,841	42,498,126

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

15. EXPLORATION AND EVALUATION EXPENDITURE

	Consolidated
	2012 A$	2011 A$
Balance 1 January	10,983,859	1,545,851
Additions	6,582,113	13,014,954
Transferred to oil and gas properties	(757,873)	(2,555,172)
Expenditure written off	(1,306,084)	(1,084,486)
Foreign exchange translation	(131,462)	62,712

Balance at 31 December	15,370,553	10,983,859

        The recoverability of the carrying amounts of exploration and evaluation assets is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

16. TRADE AND OTHER PAYABLES

	Consolidated
	2012 A$	2011 A$
Trade payables	1,025,619	871,797
Other payables and accrued expenses	10,307,102	1,884,968

	11,332,721	2,756,765

        The Group's exposure to foreign currency and liquidity risks is disclosed in Note 22.

17. LOANS AND BORROWINGS

	Consolidated
Current	2012 A$	2011 A$
Secured loan notes	25,000,000	—

        In December 2012 the Group obtained senior secured short term funding of $25 million at an interest rate of 20% p.a. payable six monthly. The funding was provided by a consortium of lenders who were issued non-convertible loan notes with a term of 12 months. The facility was repayable in the event the proposed acquisition scheme of arrangement with Sundance Energy Australia Limited was implemented, and was repaid on 8 March 2013 (refer Note 30). The loan notes were secured over the Group's oil and gas properties and other assets.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

18. PROVISIONS

	Consolidated
Non-current	2012 A$	2011 A$
Restoration provision
Balance at 1 January	344,721	324,101
Provisions made during the period	2,093,780	243,334
Transferred to assets held for sale (refer Note 13)	—	(220,740)
Foreign exchange translation	(6,007)	(1,974)

Balance at 31 December	2,432,494	344,721

        The restoration provision represents the present value of the estimated cost of obligations to restore operating locations including the removal of facilities, abandonment of wells and restoration of affected areas.

19. TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

        Deferred tax assets and (liabilities) are attributable to the following:

	Consolidated
	2012 A$	2011 A$
Exploration and development expenditure	(11,371,009)	(13,411,106)
Other items	357,285	904,128
Tax losses	8,622,059	12,185,544

Net tax liabilities	(2,391,665)	(321,434)

Unrecognised deferred tax assets

        Deferred tax assets have not been recognised in respect of the following items:

	Consolidated
	2012 A$	2011 A$
Temporary differences	537,391	667,765
Tax losses	3,479,586	1,067,878

	4,016,977	1,735,643

        The deductible temporary differences and tax losses do not expire under current Australian tax legislation. USA tax losses expire after a period of 20 years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

20. CAPITAL AND RESERVES

Share capital

        Movements in shares on issue during the period were as follows:

	2012 Ordinary shares (number)	2011 Ordinary shares (number)
On issue at 1 January	242,539,848	175,177,879
Issue of ordinary shares 1 March 2011	—	24,166,681
Issue of ordinary shares 15 April 2011	—	36,545,288
Exercise of share options	2,800,000	6,650,000

On issue at 31 December—fully paid	245,339,848	242,539,848

Issuance of ordinary shares

        During the period the Company issued 2,500,000 ordinary shares at an exercise price of $0.50 per share and 300,000 ordinary shares at an exercise price of $0.26 per share upon the exercise of options (refer Note 21).

        In February 2011 the Company completed a placement issuing 24,166,681 ordinary shares at an issue price of $0.65 per share. The shares were allotted on 1 March 2011. The issue was ratified at an extraordinary general meeting of shareholders on 12 April 2011.

        In April 2011 the Company completed a share purchase plan issuing 36,545,288 ordinary shares at an issue price of $0.65 per share.

        During 2011 the Company issued 4,400,000 ordinary shares at an exercise price of $0.50 per share and 2,250,000 ordinary shares at an exercise price of $0.75 per share upon the exercise of options.

        All issued shares are fully paid.

Ordinary shares

        Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

        The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company's residual assets.

Share-based payment reserve

        The share-based payment reserve comprises the increase in equity resulting from the recognition of the grant date fair value of share-based payment awards as an expense over the period that the recipients unconditionally become entitled to the awards.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

20. CAPITAL AND RESERVES (Continued)

Foreign currency translation reserve

        The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Dividends

        No dividends have been declared, provided for or paid in respect of the year ended 31 December 2012 or the year ended 31 December 2011. In respect to the payment of dividends by the Company in subsequent reporting periods (if any), no franking credits are currently available.

21. SHARE OPTIONS

        Information with respect to the number of options granted is as follows.

Consolidated

Holder UNLISTED:	Notes	Grant date	Expiry date	Exercise price A$	Number of instruments granted	Number of instruments outstanding at 31 Dec 2012	Number of instruments outstanding at 31 Dec 2011
Tranche 1(a)
Seitel Data Ltd	(5)	26/7/06	8/5/12	0.50	2,500,000	—	2,500,000
Tranche 2
Seitel Data Ltd	(5)	26/7/06	8/5/12	1.00	2,500,000	—	2,500,000
2010 issue
CBA	(6)	15/2/10	14/2/13	0.26	300,000	—	300,000
2011 issue
Mr C Foss—Tranche 1	(1)(6)(8)	28/11/11	30/11/16	0.70	1,000,000	1,000,000	1,000,000
Mr C Foss—Tranche 2	(2)(6)(8)	28/11/11	30/11/16	0.70	6,000,000	6,000,000	6,000,000
Dr J Armstrong	(3)(6)(8)	30/5/12	29/5/16	0.70	6,000,000	6,000,000	6,000,000
Mr B Rowley	(3)(6)(8)	30/5/12	29/5/16	0.70	600,000	600,000	600,000
Mr D Olling	(3)(6)(8)	6/12/11	31/12/15	0.70	600,000	600,000	600,000
Contractor	(4)(6)(8)	29/6/11	28/6/15	0.585	100,000	100,000	100,000
Contractor	(4)(6)(8)	26/8/11	29/8/15	0.49	100,000	100,000	100,000
Contractor	(4)(6)(8)	29/8/11	29/8/15	0.585	100,000	100,000	100,000
2012 issue
Mr D Mason	(6)(7)(8)	31/8/12	30/4/19	0.70	2,250,000	2,250,000	—
Other	(6)(7)(8)	31/8/12	30/4/19	0.70	750,000	750,000	—

						17,500,000	19,800,000

Notes

        Terms and conditions of options granted in 2006 are set out in the prospectus dated 26 March 2007 lodged with ASIC relating to the initial public offering of the Company's shares.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

21. SHARE OPTIONS (Continued)

(1)
The options include the following conditions: (i) the options are only exercisable when the volume weighted average price (VWAP) of the shares of the Company on the ASX over a period of 20 consecutive trading days exceeds $1.05 per share (Price Target); (ii) if there is a change in control of the Company or if the Company disposes of more than 50% of its assets then the Tranche 1 options may be exercised without the requirement of the Price Target being met; (iii) unless already exercised, the options will terminate if Mr Foss commits a material breach of his employment contract, the Company terminates Mr Foss' employment for serious misconduct or bankruptcy or if Mr Foss elects to terminate his employment with the Company within six months of commencing employment with the Company (that is, six months from 1 December 2011); (iv) Mr Foss cannot participate in any new issues or bonus issues without exercising the Tranche 1 options.

(2)
The options include the following conditions: (i) the Tranche 2 options are only exercisable from 1 January 2013 and only when the Price Target is met; (ii) however, if the Company, either directly or indirectly, disposes of more than 50% of its assets before 1 January 2013 then the Tranche 2 options: (a) may be exercised at a price per option equal to the VWAP of the shares of the company on the ASX over the 20 trading days starting on the 21st day after the sale of the assets has occurred; and (b) may only be exercised when the VWAP of the shares of the Company on the ASX over a period of 20 consecutive trading days exceeds 150% of the exercise price as calculated in (a) above; (iii) if there is a change in control of the Company other than by disposing more than 50% of its assets, the Tranche 2 options are exercisable at a price of $0.70 per option and can be exercised immediately without the requirement of the Price Target being met; (iv) unless already exercised, the Tranche 2 options will terminate if Mr Foss commits a material breach of his employment contract, the Company terminates Mr Foss' employment for serious misconduct or bankruptcy or if Mr Foss elects to terminate his employment with the Company; (v) Mr Foss cannot participate in any new issues or bonus issues without exercising the Tranche 2 options. The options terms originally provided for a re-pricing date of 1 September 2012 if an asset sale occurred, however this date was amended to 1 January 2013 with approval of shareholders at a general meeting on 31 August 2012.

(3)
As for (4) above, except that there is no termination of employment clause in the terms of the options. In addition, Dr Armstrong's and Mr Rowley's options were approved by the Board in December 2011, and the grant date was the date of approval by shareholders at the annual general meeting on 30 May 2012. Dr Armstrong's and Mr Rowley's options will expire four years after shareholder approval.

(4)
The options include the following conditions: the options may only be exercised after six (6) months of commencement of the contractor's engagement and if the VWAP of the Company's shares exceeds $0.735 to $0.8775; the options may be exercised if there is a change of control of the Company and the directors determine that it is likely that more than 50% of the shares of the Company will held by another party; the options will terminate if the contractor is in breach of his engagement contract or declared bankrupt or is placed into liquidation by a court. If terminated for any other reason the options shall remain outstanding until exercised or lapse upon expiry of the term; that a contractor cannot participate in any new issues or bonus issues without exercising the options.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

21. SHARE OPTIONS (Continued)

(5)
No value was attributed to options issued at the time the Company was established which was prior to the creation of business opportunities including contractual arrangements relating to exploration leases.

(6)
The grant-date fair value of services received in return for share options issued was measured based on Monte Carlo sampling for the 2012 and 2011 issues, and the Black-Scholes formula in prior years. The following inputs were used in the models. Expected volatility was estimated by considering historic average share price volatility. The fair value of services received by non-employees has been estimated by reference to the fair value of the options granted as this is considered a more reliable estimate than direct measurement of the services' fair value.

	2012	2011	July 2010	Feb 2010	2007
Fair value at grant date	$0.217	$0.197 - 0.27	$0.005	$0.06	$0.08
Share price	$0.47	$0.56 - 0.60	$0.38	$0.26	$0.50
Exercise price	$0.70	$0.70	$0.50	$0.26	$0.75
Expected volatility	55%	60%	22.12%	21.58%	32.04%
Expected option life	4.4 - 4.7 yrs	2.2 - 3.6 years	10 mths	3 years	3 years
Expected dividends	Nil	Nil	Nil	Nil	Nil
Risk-free interest rate (based on government bonds)	2.52 - 2.53%	3.05 - 4.65%	4.60%	4.60%	6.45%
(7)
The options include the following conditions: (i) the options vest immediately and are only exercisable when the VWAP of the shares of the Company on the ASX over a period of 20 consecutive days exceeds A$1.05 per option ("Price Target"); (ii) however, if the Company, either directly or indirectly, disposes of more than 50% of its assets ("Transaction") before 1 January 2013 then the options: (a) may be exercised at a price per option equal to the VWAP of the shares of the company on the ASX over the 20 trading days starting on the 21st day after the sale of the assets has occurred ("Transaction Exercise Price"); and (b) may only be exercised when the VWAP of the shares of the Company on the ASX over a period of 20 consecutive trading days exceeds 150% of the exercise price as calculated in (a) above ("Transaction Price Target"); (iii) if there is a change in control of the Company other than by disposing more than 50% of its assets, the options are exercisable at a price of $0.70 per option and can be exercised immediately without the requirement of the Price Target being met, or are exercisable at the Transaction Exercise Price if a Transaction has occurred at the date of the change of control of the Company and can be exercised without the requirement of the Transaction Price Target being met; and (iv) the option holders cannot participate in any new issues or bonus issues without exercising the Tranche 2 options.

(8)
As a condition precedent to the Acquisition Scheme of Arrangement between the Company and Sundance Energy Australia, all existing options were cancelled on the Acquisition Scheme becoming effective on 27 February 2013 (refer Note 30).

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

21. SHARE OPTIONS (Continued)

        The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price 2012 A$	Number of options 2012	Weighted average exercise price 2011 A$	Number of options 2011
Outstanding at 1 January	$0.72	19,800,000	$0.76	18,880,000
Granted during the period(1)	$0.70	3,000,000	$0.70	14,500,000
Exercised during the period	$0.47	(2,800,000)	$0.58	(6,650,000)
Expired during the period	$1.00	(2,500,000)	$0.94	(6,930,000)

Outstanding at 31 December	$0.70	17,500,000	$0.70	19,800,000

Exercisable at 31 December	—	—	$0.72	5,300,000

(1)
6,600,000 options granted in 2011 were approved by the Board in 2011 but were subject to shareholder approval at a general meeting. Approval was obtained at the annual general meeting on 30 May 2012.

        The options outstanding at 31 December 2012 have an exercise price in the range $0.49 to $0.70 and a weighted average contractual life of 4.1 years (2011: 3.5 years).

        The weighted average share price at the date of exercise for share options exercised during the year ended 31 December 2012 was $0.56 (2011: $0.75).

        The total expense recognised in relation to share options is as follows.

	Consolidated
	2012 A$	2011 A$
Employee benefits—employee options	1,192,911	1,904,889
Administrative and other expenses—contractor options	667,087	199,913

	1,859,998	2,104,802

22. FINANCIAL INSTRUMENTS

        Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

22. FINANCIAL INSTRUMENTS (Continued)

Interest rate risk

        At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was as follows.

			Consolidated
	Note	Rates	2012 A$	2011 A$
Cash and cash equivalents	9	Variable	30,358,291	13,365,634
Security deposits (non-current)	11	Variable	52,746	53,178
Secured loan notes	17	Fixed	(25,000,000)	—

Sensitivity analysis

        A 1 percent decrease in prevailing interest rates during the year would have reduced interest income and increased the loss for the year of the Group by $203,590 (2011: $135,645). This analysis assumes that all other variables remain constant.

        A 1 percent increase in prevailing interest rates during the year would have increased interest income and decreased the loss for the year of the Group by $219,149 (2011: $135,645). This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2011.

Credit risk

        The carrying amount of the Group's financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		Consolidated Carrying amount
	Note	2012 A$	2011 A$
Cash and cash equivalents	9	30,358,291	13,365,634
Trade and other receivables (current)	10	1,185,464	5,042,443
Security deposits (non-current)	11	100,962	53,178

		31,644,717	18,461,255

        The maximum exposure to credit risk for cash and cash equivalents at the reporting date by geographic region was as set out below. The exposure was partially offset by various government guarantees in place in the jurisdictions, and these guarantees are one of the factors considered by the Group in the allocation its cash resources between regions and financial institutions.

	Consolidated Carrying amount
	2012 A$	2011 A$
Australia	22,281,186	10,427,177
USA	8,077,105	2,938,457

	30,358,291	13,365,634

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

22. FINANCIAL INSTRUMENTS (Continued)

        At reporting date the Group had a significant concentration of credit risk in trade receivables from oil and gas sales with one customer totalling $997,489 for the Group (2011: $4,607,944 for the Group). These receivables are all concentrated in the USA.

        None of the Group's receivables are past due (2011: nil). The Group believes that no impairment allowance is necessary in respect of receivables based on customer credit history.

Liquidity risk

        The Group's financial liabilities consist of trade and payables with carrying amounts of $11,332,721 (2011: $2,756,765) and loans and borrowings with carrying amounts of $25,000,000 (2011: $nil). The contractual cash flows equal the carrying amounts and are due in six months or less.

Currency risk

Exposure to currency risk

        The Group's exposure to foreign currency risk at balance date was as follows, based on notional amounts.

	2012		2011
In AUD	AUD $	USD $	AUD $	USD $
Cash and cash equivalents	18,578,234	11,780,057	2,798,882	10,566,752
Trade and other receivables (current)	71,574	1,113,890	70,853	4,971,590
Prepayments	60,377	54,011	109,576	73,831
Security deposits (non-current)	—	100,962	—	53,178
Trade and other payables	(1,251,769)	(10,080,952)	(256,125)	(2,500,640)
Loans and borrowings (current)	(25,000,000)	—	—	—

Net exposure	(7,541,584)	2,967,968	2,723,186	13,164,711

        The following significant exchange rates applied during the year.

	Average rate		Reporting date spot rate
AUD	2012	2011	2012	2011
USD	1.036	1.034	1.037	1.025

Sensitivity analysis

        The functional currency of the main operating entities in the Group is US dollars. For the years ended 31 December 2012 and 31 December 2011 the majority of the Groups' operations were located in the USA and the majority of transactions and balances were denominated in US dollars. The Group's presentation currency is Australian dollars. As a result, a change in the value of the Australian dollar against the US dollar at 31 December 2012 and 31 December 2011 would not have a material impact on the profit / loss of the Group.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

22. FINANCIAL INSTRUMENTS (Continued)

Fair values

        The fair values of the Group's financial assets and financial liabilities at 31 December 2012 and 2011 approximate their carrying amounts.

23. CAPITAL AND OTHER COMMITMENTS

Non-cancellable operating lease expense commitments

        Non-cancellable operating lease rentals are payable as follows:

	Consolidated
	2012 A$	2011 A$
Less than one year	192,731	191,003
Between one and five years	55,159	189,292

	247,890	380,295

        The operating lease rentals relate to office and equipment leases with terms ranging from one to five years. During the year $217,453 was recognised by the Group as an expense in the statement of comprehensive income in respect of operating leases (2011: $180,248).

Natural gas transportation commitments

        Commitments with respect to natural gas transportation are as follows. Commitments are only payable in the event contractual minimum volumes are not met.

	Consolidated
	2012 A$	2011 A$
Less than one year	433,252	354,816
Between one and five years	1,781,936	2,413,330

	2,215,188	2,768,146

Employee compensation commitments—Key management personnel

        Commitments under non-cancellable employment contracts not provided for in the financial statements and payable:

	Consolidated
	2012 A$	2011 A$
Within one year	561,938	855,943
Between one and five years	—	152,439

	561,938	1,008,382

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

23. CAPITAL AND OTHER COMMITMENTS (Continued)

        Mr C Foss is employed by the Group under an executive service agreement for a period of three years from December 2011 which may be terminated after 1 December 2012 without cause by giving 6 months' notice. Mr D Mason was employed by the Group under an executive service agreement for a period of five years from July 2006. The appointment agreements with other directors include provision for 12 months' notice or payment in lieu of notice.

Other commitments

        Commitments under a prospect generation agreement with Wandoo Energy LLC, a company controlled by Mr D Mason:

	Consolidated
	2012 A$	2011 A$
Within one year	607,522	585,366
One year or later and no later than five years	2,749,419	829,756
More than five years	1,046,748	—

	4,403,689	1,415,122

24. CONTINGENCIES

Indemnities

        Indemnities have been provided to directors and certain executive officers of the Company in respect of liabilities to third parties arising from their positions, except where the liability arises out of conduct involving a lack of good faith. No monetary limit applies to these agreements and there are no known obligations outstanding at 31 December 2012 and 2011.

Guarantees

        The Group has provided guarantees and deposits totaling $96,432 (2011: $48,780) in relation to exploration activities in Texas, USA.

Joint ventures

        In accordance with normal industry practice the Group has entered into joint ventures with other parties for the purpose of exploring for and developing petroleum interests. If a party to a joint venture defaults and does not contribute its share of joint venture obligations, then the other joint venture participants may be liable to meet those obligations. In this event the interest in the prospect held by the defaulting party may be redistributed to the remaining joint venturers.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

25. CONSOLIDATED ENTITIES

	Country of Incorporation	Ownership interest 2012%	Ownership interest 2011%
Parent entity
Armadillo Petroleum Ltd (formerly Texon Petroleum Ltd)
Subsidiaries
Armadillo (Eagle Ford) Pty Ltd (formerly Texon (Eagle Ford) Pty Ltd)	Australia	100	100
Talon Petroleum Limited (formerly Texon III Ltd)	Australia	100	100
Texon I Pty Ltd	Australia	100	100
Armadillo Eagle Ford Holdings, Inc. (formerly Texoz Eagle Ford Holdings, Inc.)	USA	100	100
Texoz E&P I, Inc.	USA	100	100
Armadillo E&P, Inc. (formerly Texoz E&P II, Inc.)	USA	100	100
Texoz E&P III, Inc.	USA	100	100
Texoz E&P Holdings I, Inc.	USA	100	100
Texoz E&P Holdings III, Inc.	USA	100	100

        In the financial statements of the Company, investments in controlled entities are measured at cost.

        During the 2011 year the Company undertook a restructure which involved the insertion of new entities into the Group. There were no business combinations and all transactions occurred under common control at book carrying values.

26. INTERESTS IN JOINT VENTURES

        The Group holds working interests in joint operating agreements relating to the following projects, whose principal activities are oil and gas exploration and production.

	Working interest
	2012%	2011%
Leighton Project—Eagle Ford	82.2 to 89.2	82.2
Mosman-Rockingham Project	95 to 100	95 to 100
Roundhouse Project	47	—
Leighton Project—Olmos	—	50 to 80
Yegua Project	—	32.3 to 95

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

27. RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated
	2012 A$	2011 A$
Cash flows from operating activities
Profit / (loss) for the period	(8,243,271)	1,994,514
Adjustments for non-cash items:
Exploration and evaluation expenditure written-off	1,306,084	1,084,486
Impairment expense	556,299	—
Depreciation—plant and equipment	55,563	28,339
Depreciation—oil and gas properties	8,057,789	9,769,515
Share-based payment expense	1,859,998	2,104,802
Net gain on sale of oil and gas properties	(2,466,012)	—
Interest expense accrued	356,164	—
Net foreign exchange gain / loss	104,438	(420,940)
Income tax expense—deferred	2,354,978	318,636

Operating profit/(loss) before changes in working capital and provisions	3,942,030	14,879,352
Changes in operating assets and liabilities:
(Increase)/decrease in receivables	3,645,273	(3,761,109)
(Increase)/decrease in prepayments	69,019	(95,576)
(Decrease)/increase in payables	153,822	690,944
(Decrease)/increase in employee benefits	47,768	(6,550)

Net cash from operating activities	7,857,912	11,707,061

Non-cash investing and financing activities

        There were no non-cash investing and financing activities during the year.

28. RELATED PARTIES

        The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive director

        Dr J Armstrong (chairman)

Non-executive directors

        Mr B Rowley

        Mr D Mason (president and chief executive officer until 30 November 2011)

Executives

        Mr C Foss (president and chief executive officer from 1 December 2011)

        Mr D Olling (company secretary)

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

28. RELATED PARTIES (Continued)

Key management personnel compensation

        Key management personnel compensation comprised:

	Consolidated
	2012 A$	2011 A$
Short-term benefits	783,667	729,496
Post-employment benefits	85,004	103,116
Share-based payment	1,957,131	2,043,489

	2,825,802	2,876,101

Loans to key management personnel and their related parties

        There were no loans made to key management personnel or their related parties during the reporting period.

Other key management personnel transactions

        Certain directors, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company or its controlled entities in the reporting period.

        Wandoo Energy LLC (Wandoo), a company controlled by Mr D Mason, provided the Group with services during the period under a prospect generation agreement. Payments to Wandoo under the agreement are US$50,000 per month for an initial term of eight years commencing 1 May 2006. Amendments to the agreement during the period increased the amount payable in 2013 to US$52,500 per month and in 2014 to US$55,125 per month, and extended the term until April 2019. During the current period US$600,000 (A$579,151) was paid by the Group and its related parties to Wandoo (2011: US$600,000 (A$580,271)) for these services.

        Under the prospect generation agreement, Wandoo is entitled to an overriding royalty interest (ORRI) and a carried working interest (CWI) and Dr Armstrong is entitled to an ORRI, being a share of petroleum production, in relation to each prospect accepted by the Group. The entitlements vary depending on the net revenue interest obtained by the Group under leases in respect of the prospect. Wandoo's ORRI entitlement varies from nil to 4.5% and CWI entitlement varies from nil to 5%. Dr Armstrong's ORRI entitlement varies from nil to 0.5%. The Group markets the production associated with any ORRI on behalf of Wandoo and Dr Armstrong.

        Wandoo provided the Group during the period with geological and geophysical, operations support, data acquisition and reprocessing, and other services. During the current period US$500,118 (A$482,739) was paid by the Group and its related parties to Wandoo (2011: US$306,023 (A$295,960)) for these services.

        Amendments to the prospect generation agreement were proposed in 2011 and were approved by Armadillo Petroleum Ltd shareholders at a general meeting of the Company on 31 August 2012.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

28. RELATED PARTIES (Continued)

        During the period, in conjunction with the proposed merger of Armadillo with Sundance Energy Australia Limited, subject to all necessary approvals and to the completion of the proposed demerger of Armadillo's non Eagle Ford shale assets, Armadillo contracted to buy from Wandoo Energy, LLC, its working interest in jointly owned Eagle Ford shale assets in McMullen County, Texas, as of 1 October 2012, for the following consideration:

  •
  US$1,200,000 cash payable by Armadillo subsidiary Texoz E&P II, Inc. in four equal quarterly instalments, the first payable three months after completion of the demerger; and

  •
  4,480,000 shares in Armadillo subsidiary Talon Petroleum Limited.

        The consideration is subject to adjustment downwards (to US$1,000,000 and 4,000,000 shares in Talon Petroleum Limited) if binding agreements with certain landowners are not entered into within 12 months. The transaction with Wandoo, involving the removal of the carried working interest on Armadillo's EFS acreage, was a key component of the proposed merger terms with Sundance.

        Liabilities arising from the above transactions at 31 December 2012 were $93,350 (2011: $213,613).

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

28. RELATED PARTIES (Continued)

Options over equity instruments

        The movement during the reporting period in the number of options over ordinary shares in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows.

2012	Held at 1 January 2012	Granted and acquired	Exercised, expired and other	Held at 31 Dec 2012	Vested and exercisable at 31 Dec 2012
Directors
Mr D Mason	—	2,250,000	—	2,250,000	—
Dr J Armstrong	6,000,000	—	—	6,000,000	—
Mr B Rowley	600,000	—	—	600,000	—
Executives
Mr C Foss	7,000,000	—	—	7,000,000	—
Mr D Olling	600,000	—	—	600,000	—

2011	Held at 1 January 2011	Granted and acquired		Exercised, expired and other	Held at 31 Dec 2011	Vested and exercisable at 31 Dec 2011
Directors
Mr D Mason	7,000,000	—		(7,000,000)	—	—
Dr J Armstrong	4,000,000	6,000,000	(1)	(4,000,000)	6,000,000	—
Mr B Rowley	400,000	600,000	(1)	(400,000)	600,000	—
Executives
Mr C Foss	—	7,000,000		—	7,000,000	—
Mr D Olling	280,000	600,000		(280,000)	600,000	—

(1)
Options to Dr Armstrong and Mr Rowley were approved by the Board in 2011 but were subject to shareholder approval at a general meeting. Approval was obtained at the annual general meeting on 30 May 2012.

        Refer Note 21 for terms of the options.

        All of the options are vested but were not exercisable at 31 December 2012 and 31 December 2011.

        As a condition precedent to the Acquisition Scheme of Arrangement between the Company and Sundance Energy Australia, all existing options were cancelled on the Acquisition Scheme becoming effective on 27 February 2013 (refer Note 30).

        The aggregate number of options held by key management personnel related parties at 31 December 2012 included in the table above is nil (2011: nil).

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

28. RELATED PARTIES (Continued)

Movements in shares

        The movement during the reporting period in the number of ordinary shares in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows.

2012	Held at 1 January 2012	Acquisitions	Disposals and Other	Held at 31 Dec 2012
Directors
Mr D Mason	15,189,228	—	—	15,189,228
Dr J Armstrong	2,564,046	—	—	2,564,046
Mr B Rowley	400,000	—	—	400,000
Executives
Mr C Foss	79,000	—	—	79,000
Mr D Olling	234,655	—	—	234,655

2011	Held at 1 January 2011	Acquisitions	Disposals and Other	Held at 31 Dec 2011
Directors
Mr D Mason	15,030,000	3,509,228	(3,350,000)	15,189,228
Dr J Armstrong	2,667,894	1,308,248	(1,412,096)	2,564,046
Mr B Rowley	—	400,000	—	400,000
Executives
Mr C Foss	—	79,000	—	79,000
Mr D Olling	131,579	223,076	(120,000)	234,655

        The aggregate number of shares held by key management personnel related parties at 31 December 2012 included in the table above is 483,251 (2011: 483,251).

Changes in key management personnel in the period after the reporting date and prior to the date when the financial report is authorised for issue

        On 27 February 2013 Dr Armstrong, Mr Rowley and Mr Mason resigned as directors of the Company and Mr Hannell, Mr McCrady and Mr Hannes were appointed as directors of the Company.

        On 8 March 2013 Mr Olling resigned as company secretary and Mr Gooden was appointed as company secretary.

        Apart from the above, there were no changes in key management personnel in the period after the reporting date and prior to the date when the financial report is authorised for issue.

Non-key management personnel disclosures

Identity of related parties

        The Group has a related party relationship with its subsidiaries (see Note 25) and with its key management personnel (see disclosures for key management personnel on preceding pages).

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

28. RELATED PARTIES (Continued)

Joint ventures

        From time to time, to support the activities of joint ventures, venturers increase their investments in joint ventures.

Other related parties

Key management persons related parties

        For details of these transactions refer to key management personnel related disclosures.

29. PARENT ENTITY DISCLOSURES

        As at, and throughout, the financial year ending 31 December 2012 the parent entity of the Group was Armadillo Petroleum Ltd.

	2012 A$	2011 A$
Result of the parent entity
Loss for the period	(4,994,802)	(2,142,357)
Other comprehensive income for the period	—	—

	(4,994,802)	(2,142,357)

Financial position of the parent entity at year end
Current assets	5,395,099	13,134,180
Total assets	76,579,953	77,503,435
Current liabilities	1,157,554	274,230
Total liabilities	1,157,554	274,230
Total equity of the parent entity comprising of:
Share capital	85,182,020	83,854,020
Share-based payment reserve	4,198,948	2,338,950
Accumulated losses	(13,958,569)	(8,963,765)

Total Equity	75,422,399	77,229,205

Parent entity guarantees in respect of the debts of its subsidiaries

        The parent entity has provided guarantees with the effect that the Company guarantees certain obligations of its USA subsidiaries in the ordinary course of business.

30. SUBSEQUENT EVENTS

        Subsequent to the end of the reporting period:

  •
  Following shareholder approval on 25 February 2013 and approval by the Federal Court of Australia on 27 February 2013, a proposal by Armadillo Petroleum Ltd to demerge by scheme of arrangement and list its subsidiary Talon Petroleum Limited ("Talon") on the Australian

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

30. SUBSEQUENT EVENTS (Continued)

    Securities Exchange ("Demerger Scheme") became effective on 27 February 2013. The Demerger Scheme was implemented on 7 March 2013. Full details of the demerger Scheme are set out in the Demerger Scheme Booklet released on 22 January 2013. Talon shares commenced trading on a deferred settlement basis on 27 February 2013 and commenced normal trading on 14 March 2013. Pursuant to the Demerger Scheme, on 25 February 2013 Armadillo shareholders approved a reduction in the share capital of the Company of $19,220,000.

  •
  Following shareholder approval on 25 February 2013 and approval by the Federal Court of Australia on 27 February 2013, a proposal under which Armadillo Petroleum Ltd was to be acquired by Sundance Energy Australia Limited ("Acquisition Scheme") became effective on 27 February 2013. The Acquisition Scheme was implemented on 8 March 2013. Full details of the Acquisition Scheme are set out in the Acquisition Scheme Booklet released on 22 January 2013.

  •
  On 25 February 2013 shareholders of Armadillo Petroleum Ltd approved the issue of up to 4,480,000 Talon shares to Wandoo Energy, LLC ("Wandoo"), which is part of the consideration payable to Wandoo for the transfer of certain carried working interests to Armadillo Petroleum Ltd. The shares are to be issued by Talon within three months of the demerger. The consideration also included up to US$1,200,000 cash payable by Armadillo subsidiary Texoz E&P II, Inc. in four equal quarterly instalments, the first payable three months after completion of the demerger.

  •
  On 25 February 2013 the Company was issued 10,000,000 ordinary shares in Talon at an issue price of $0.50 per share. On 7 March 2013 the Company was issued 4,096,117 ordinary shares in Talon at an issue price of $0.5103931 per share. The share issues were made in satisfaction of amounts owing by the Talon to the Company as a result of cash loaned after 31 December 2012 of $7,090,630.

  •
  Pursuant to the Acquisition Scheme, the secured loan notes of $25 million were repaid by Sundance Energy Australia Limited on 8 March 2013.

  •
  The Acquisition Scheme and Demerger Scheme documents contain provisions to ensure obligations of Armadillo and Talon remain the responsibility of the proper entity subsequent to the demerger of Talon. The agreements provide various mechanisms, including an escrow account, to accomplish proper alignment of obligations and liabilities. In September 2013, in accordance with the provisions of the agreements, Sundance Energy Australia Limited ("Sundance") presented a claim against Talon related to certain liabilities and obligations Sundance believes are the responsibility of Talon. Talon has responded that they are not in agreement with the claim presented by Sundance. It is impractical to determine the impact of this matter at this time.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

31. NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

        Costs Incurred—The following table sets forth the capitalized costs incurred in our oil and gas production, exploration, and development activities:

(in thousands)	Year ended December 31, 2012	Year ended December 31, 2011
Property Acquisition Costs
Proved	$—	$—
Unproved	5,921	11,810
Exploration costs	—	—
Development costs	34,440	38,635

	$40,361	$50,445

        Oil and Gas Reserve Information—Proved reserve quantities are based on estimates prepared by the Company in accordance with guidelines established by the Securities and Exchange Commission (SEC). Reserve definitions comply with definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. The December 31, 2012 reserve estimates and information were prepared by a consultant of the Company. The December 31, 2011 reserve estimates and information were prepared by employees and consultants of Armadillo.

        Proved reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy, volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

31. NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following reserve data represents estimates only and should not be construed as being exact.

	Oil (MBbl)	Gas (MMcf)	Total Oil Equivalents (MBbl)
Total proved reserves:
December 31, 2010	492	6,903	1,642
Revisions of previous estimates	21	44	28
Extensions and discoveries	1,263	1,925	1,584
Production	(192)	(620)	(295)

December 31, 2011	1,584	8,252	2,959
Revisions of previous estimates	21	42	28
Extensions and discoveries	479	598	579
Production	(145)	(231)	(183)
Sales of reserves in-place	(387)	(6,217)	(1,423)

December 31, 2012	1,552	2,444	1,960

Proved developed reserves:
December 31, 2010	492	6,903	1,642

December 31, 2011	699	6,782	1,829

December 31, 2012	282	510	368

Proved undeveloped reserves:
December 31, 2010	—	—	—

December 31, 2011	885	1,470	1,130

December 31, 2012	1,270	1,934	1,592

        Standardized Measure of Future Net Cash Flows—The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is calculated in accordance with guidance provided by the FASB. The Standardized Measure does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and gas reserves. Fair value would require, among other things, consideration of expected future economic and operating conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash flow over our tax basis in the associated oil and gas properties. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

ARMADILLO PETROLEUM LTD (FORMERLY TEXON PETROLEUM LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR DECEMBER 31, 2012 AND THE YEAR THEN ENDED

31. NOTE 31—UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

        The following summary sets forth our Standardized Measure:

(in thousands)	December 31, 2012	December 31, 2011
Cash inflows	$161,158	$198,321
Production costs	(39,290)	(54,263)
Development costs	(88,843)	(75,789)
Income tax expense	—	(8,282)

Net cash flow	33,025	59,987
10% annual discount rate	(17,487)	(23,500)

Standardized measure of discounted future net cash flow	$15,538	$36,487

        The following are the principal sources of change in the Standardized Measure:

(in thousands)	Year Ended December 31, 2012	Year ended December 31, 2011
Standardized Measure, beginning of period	$36,487	$20,256
Sales, net of production costs	(9,824)	(17,616)
Net change in sales prices, net of production costs	(3,567)	6,080
Extensions and discoveries, net of future production and development costs	7,465	26,574
Previously estimated development costs incurred during the period	839	4,468
Revision of quantity estimates	1,034	535
Accretion of discount	4,063	2,112
Change in income taxes	4,144	(3,280)
Sales of reserves in-place	(21,377)	—
Change in production rates and other	(3,726)	(2,642)

Standardized Measure, end of period	$15,538	$36,487

        Impact of Pricing—The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the-month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

        The following average prices were used in determining the Standardized Measure as at:

	December 31, 2012	December 31, 2011
Oil price per Bbl	$94.72	$96.34
Gas price per Mcf	$2.76	$4.12

        We calculate the projected income tax effect using the "year-by-year" method for purposes of the supplemental oil and gas disclosures.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ ERIC P. MCCRADY
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

Date: July 11, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Constitution of Sundance Energy Australia Limited
4.1	Credit Agreement, dated December 28, 2012, by and among Sundance Energy, Inc., Wells Fargo Bank, N.A., as administrative agent, swing line lender, and LC issuer, and the lender parties thereto
4.2	Amended and Restated Guaranty, dated as of December 28, 2012, by Sundance Energy Australia Limited in favor of Wells Fargo Bank, N.A., as administrative agent
4.3	Stock Pledge Agreement, dated as of December 28, 2012, by Sundance Energy Australia Limited in favor of Wells Fargo Bank, N.A., as administrative agent
4.4	Second-Lien Credit Agreement, dated as of August 30, 2013, by and among Sundance Energy, Inc., Wells Fargo Energy Capital, Inc., as administrative agent, and the lender parties thereto
4.5	Second-Lien Security Agreement, dated as of August 30, 2013, by Sundance Energy, Inc. and the other guarantor parties thereto, in favor of Wells Fargo Energy Capital, Inc., as administrative agent
4.6	Second-Lien Stock Pledge Agreement, dated as of August 30, 2013, by Sundance Energy Australia Limited in favor of Wells Fargo Energy Capital, Inc., as administrative agent
4.7	Second-Lien Guaranty, dated as of August 30, 2013, by the subsidiaries of Sundance Energy, Inc. in favor of Wells Fargo Energy Capital, Inc., as administrative agent
4.8	Second-Lien Guaranty, dated as of August 30, 2013, by Sundance Energy Australia Limited in favor of Wells Fargo Energy Capital, Inc., as administrative agent
4.9	Form of Deed of Access, Insurance and Indemnity for Directors and Officers
4.10	Form of Employment Agreement, by and between Sundance Energy Inc. and Eric P. McCrady
8.1	List of significant subsidiaries of Sundance Energy Australia Limited
15.1	Letter from Grant Thornton South Australia Partnership regarding change in certifying accountant
15.2	Letter from Grant Thornton LLP (U.S.)
15.3	Consent of Ernst & Young
15.4	Consent of Grant Thornton LLP
15.5	Consent of KPMG
15.6	Consent of Netherland, Sewell & Associates, Inc.
15.7	Report of Netherland, Sewell & Associates, Inc. regarding the registrant's estimated proved reserves as of June 30, 2011 dated December 5, 2013
15.8	Report of Netherland, Sewell & Associates, Inc. regarding the registrant's estimated proved reserves as of June 30, 2012 dated December 9, 2013
15.9	Report of Netherland, Sewell & Associates, Inc. regarding the registrant's estimated proved reserves as of December 31, 2012 dated December 3, 2013
15.10	Report of Netherland, Sewell & Associates, Inc. regarding the registrant's estimated proved reserves as of December 31, 2013 dated July 3, 2014